Form 20-F
period 2002-12-31
QI SYSTEMS INC
filed 2003-02-04
CIK 1125672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
|_|	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2002

OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 13 TO 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission File Number:   000-30948

QI SYSTEMS INC.
(formerly Q I Technologies Corp.)
(Exact Name of Registrant as Specified in its Charter)

Province of British Columbia, Canada
(Jurisdiction of Incorporation or Organization)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, V6V 1Y6
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class None	Name of each exchange on which registered Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital stock as of the close of the period covered by the annual report:

June 30, 2002
12,280,168 Common Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17	X	Item 18

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitute “forward-looking statements,” including without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Registrant to be materially different from any future results or achievements of the Registrant expressed or implied by such forward-looking statements. Such factors include, among others, the following: our history of operating losses and uncertainty of future profitability; lack of operating cash flow, uncertainty of access to additional capital; risks associated with the acceptance of Cash Card systems; rapidly changing technology and the high costs associated with research and development; the development of technologies that may render the Registrant’s technology obsolete; competition with companies having greater financial and technological resources; dependence on strategic alliances to install the Registrant’s Cash Card technology in the marketplace; dependence on large contracts and concentration of customers, and changes in economic conditions. See “Description of Business — Risk Factors.”

The Company’s actual results, performance or achievement could differ significantly from those expressed in, or implied by, the Company’s forward-looking statements. Accordingly, the Company cannot assure that any of the events anticipated by the Company’s forward-looking statements will occur, or if they do, what impact they will have on the Company’s results of operations and financial condition.

Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

PART I

Item 1       Identity of Directors, Senior Management and Advisers

A. Directors and senior management

Not Applicable

B. Advisers

        Not Applicable

         C.    Auditors

        Not Applicable

Item 2      Offer Statistics and Expected Timetable

        Not applicable.

Item 3      Key Information

         A.   Selected financial data

        The following table sets forth selected financial data regarding the Registrant’s consolidated operating results and financial position. The data has been derived from the Registrant’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). For a reconciliation to accounting principles generally accepted in the United States (“US GAAP”), see Note 13 to the Consolidated Financial Statements dated June 30, 2002. The following selected financial data is qualified in their entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Registration Statement. The selected financial data is expressed in Canadian dollars (in accordance with Canadian GAAP).

	Year Ended June 30

	2002 (US$)	2001 (US$)	2000 (US$)	1999 (US$)	1998 (US$)

Revenue	152,985	234,810	351,613	163,460	301,541
General &	972,099	921,965	1,080,623	1,683,099	1,391,288
Administrative Expenses
Net (Loss) from
Continuing Operations
Canadian GAAP	966,440	1,066,772	844,508	1,540,564	1,073,417
US GAAP	966,440	1,095,105	844,508	1,540,564	1,073,417
Net (Loss) per Share
Canadian GAAP	008	009	007	014	011
US GAAP	009	009	008	015	012
Working Capital
(Deficiency)	(78,130)	(624,542)	47,602	(158,947)	1,178,064
Total Assets	1,109,056	293,558	242,494	207,606	1,380,882
Total Liabilities	1,165,351	837,256	162,788	317,568	155,697
Shareholders' Equity
(Deficiency)
Canadian GAAP	(56,295)	(543,698)	79,706	(109,962)	1,225,185
US GAAP	(56,295)	(543,698)	79,706	(109,962)	1,225,185
Long-term Obligations	nil	nil	nil	nil	nil
Outstanding
Number of Shares	12,280,168	11,355,741	10,734,614	5,440,807	5,367,307
Dividends Declared	nil	nil	nil	nil	nil

        The Registrant has paid no dividends on its shares since incorporation and does not anticipate doing so for the foreseeable future. The declaration of dividends on the common shares of the Registrant is within the discretion of the Registrant’s board of directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of the Registrant.

CURRENCY AND EXCHANGE RATES

        The following table sets out the exchange rates for one Canadian dollar (“Cdn$”) expressed in terms of one United States dollar (“US$”) in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

US Dollars Per Canadian Dollar

	Year Ended June 30,

	2002	2001	2000	1999	1998

Average for the Period	.6374	.6579	.6790	.6622	.6825

        The high and low exchange rates for each month during the previous six months are as follows:

US Dollars Per Canadian Dollar

Month	High	Low
July 2002	.6603	.6297
August 2002	.6442	.6264
September 2002	.6433	.6304
October 2002	.6407	.6272
November 2002	.6440	.6288
December 2002	.6461	.6386

        Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. As of June 30, 2002, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.6583 (US$1.00 = CDN$1.5190). As of December 31, 2002, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.6376 (US$1.00 = CDN$1.5683). Unless otherwise indicated, all references herein are to U.S. Dollars.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

We have a history of losses, expect future losses and may never achieve profitability.

We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future. We incurred net losses of $966,440 in fiscal 2002, $1,066,772 in fiscal 2001 and $844,508 in fiscal 2000. We expect to incur losses for the year ending June 30, 2003.

As of June 30, 2002 and June 30, 2001, we had an accumulated deficit of $9,341,770 and $8,375,330 , respectively. We may not become profitable or able to significantly increase our revenue. We have recently increased our operating expenses and capital expenditures and expect further increases in operating expenses to facilitate the commercialization of our technology over the next twelve months. We plan to increase our operating expenses to expand our sales and marketing operations, to broaden our customer support capabilities and to increase our administration resources. A relatively high percentage of our expenses is typically fixed in the short term as our expense levels are based, in part, on our expectations of future revenue. To the extent that such expenses precede or are not subsequently followed by increased revenue, our business, operating results and financial condition would be materially adversely affected. We will need to significantly increase revenues to achieve profitability. Even if we do achieve profitability, we may be unable to sustain profitability on a quarterly or annual basis in the future. It is possible that our revenues will grow more slowly than we anticipate or that operating expenses will exceed our expectations.

We have a limited operating history in the Cash Card industry, therefore evaluation of our future prospects is difficult to assess.

We commenced our current business of developing Cash Card technologies in December, 1995 and, therefore, have only a limited operating history upon which an evaluation of our business and prospects can be based. Our revenue and income potential is unproven, and as of yet, our business model has not been fully implemented. During the last three fiscal years, our revenue has declined from $351,613 during our fiscal year ended June 30, 2000, to $238,810 during our fiscal year ended June 30, 2001, to $152,985 during our fiscal year ended June 30, 2002. There can be no assurance that, in the future, we will experience revenue growth, reverse the trend of revenue decline or ever become profitable on a quarterly or annual basis. In view of our results of operations to date, the rapidly evolving nature of our business and markets and our limited operating history, we believe that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our history of operating losses and our current working capital position makes our ability to continue as a going concern doubtful.

We had working capital deficits of $78,130 at June 30, 2002 and $543,698 at June 30, 2001. Our a history of losses and our current working capital position when viewed with our plan of operation makes our ability to continue as a going concern doubtful. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Plan of Operation.” Our financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. If we are unable to successfully increase our revenues from our operations or to raise sufficient capital to fund our plan of operation, we may be unable to continue as a going concern and the value of our common shares would be materially adversely affected.

Our operating results may fluctuate.

Our results of operations have fluctuated in the past and are likely to continue to fluctuate from period to period depending on a number of factors, including:

—	the timing and receipt of significant orders,

—	the timing of completion of contracts,

—	increased competition,

—	changes in the demand for our products and services,

—	the cancellation of contracts,

—	the timing of new product announcements and introductions,

—	changes in pricing policies by us and our competitors,

—	delays in the introduction of products or enhancements by us,

—	expenses associated with the acquisition of products or technology from third parties,

—	the mix of sales of our products and services, — seasonality of customer purchases,

—	personnel changes,

—	market acceptance of Cash Cards, including VisaCash and Mondex,

—	the mix of international and North American revenue, and

—	changes in tax policies, foreign currency exchange rates and general economic conditions.

Changes in these factors are beyond our control and may affect the demand for our products and services and our results of operations.

The market for Cash Cards is not well developed and may not grow.

The SmartKit® project is reliant on the commercial deployment of Cash Cards by the world banking community. The entire global development of Cash Cards is a new application of computer technology and, as such, is very dynamic. From the consumer point of view, the greatest benefit from Cash Cards is achieved from self-serve applications. Consequently, diverse opportunities for use of Cash Cards in unattended devices will be a fundamental determinant of the global success or failure of the entire concept.

Our SmartKit®project involves new technology and new development. The bank Cash Cards are a new technology and no “standard practice” pre-existed for their use in either attended or unattended point of sale (“UPOS”) applications. While card payment systems for applications like parking and payphones have existed, their operation is fundamentally different from the bank Cash Cards.

Both Visa and Mondex are modifying their specifications to better accommodate UPOS applications and to allow for the wide diversity of UPOS devices. In addition, the smart card technology on which the Cash Cards are based is evolving very rapidly and the design of our terminals must advance to keep pace with the market.

Since we are unable to forecast with certainty the receipt of orders for our products and services and our expense levels are relatively fixed and are based, in part, upon our expectation of future revenue, if revenue levels fall below expectations as a result of a delay in completing a contract, the inability to obtain new contracts, the cancellation of an existing contract or otherwise, operating results are likely to be adversely affected. As a result, net income may be disproportionately affected because a relatively small amount of our expenses vary with our revenue. In particular, we plan to increase our operating expenses to expand our sales and marketing operations, expand our distribution channels, fund greater levels of research and development, broaden our customer support capabilities and increase our administrative resources. Based upon all of the foregoing factors, we believe that our quarterly revenue, direct expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of the results of operations are not necessarily meaningful and that such comparisons should not be relied upon as an indication of future performance.

We may also choose to reduce prices or increase spending in response to competition, or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require us to reduce our prices or invest significantly greater resources in research and development efforts, our operating results in the future may be adversely affected. There can be no assurance that we will be able to grow in future periods or that we will be able to sustain our level of total revenue or our rate of revenue growth on a quarterly or annual basis. It is likely that in some future quarter our operating results will be below the expectations of public market analysts and investors. In such event, the price of our Common Shares would likely be materially adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Result of Operations.”

The market’s acceptance of and demand for our products are uncertain.

Demand for, and market acceptance of, our products is subject to a high level of uncertainty due to rapidly changing technology, new product introductions and changes in customer requirements and preferences. The success of our products also depends upon our ability to enhance our existing products and to develop and introduce new products and technologies to meet customer requirements.

We face the risk that Cash Card technology generally, and our products specifically, will not be chosen to replace existing technology or will not otherwise achieve market acceptance. Our success will depend upon market acceptance of our products and our ability to enhance these products and to introduce new products and features to meet customer requirements.

Existing demand for Cash Card products in the North America is not large enough for all the companies seeking to engage in the Cash Card business to succeed. Current participants in the Cash Card business rely upon anticipated growth in demand, which may not occur. The success of the Cash Card industry depends on the ability of market participants, including our company, to convince governmental authorities, commercial enterprises and other potential system sponsors to adopt a Cash Card system in lieu of existing or alternative systems. Cash Card-based systems may not prove economically feasible for some potential system sponsors. We cannot assure you that there will be significant market opportunities for Cash Card systems. If the expected growth does not occur, our strategy will not be successful.

We experience lengthy sales cycles for our products.

The purchase of Cash Card readers is often an enterprise-wide decision for prospective customers and requires us to engage in sales efforts over an extended period of time and to provide a significant level of education to prospective customers regarding the use and benefits of such systems. Due in part to the impact that the application of Cash Card readers has on the operations of a business and the commitment of capital required by such a system, potential customers tend to be cautious in making acquisition decisions. As a result, our products generally have a lengthy sales cycle ranging from several months to several years. Consequently, if sales forecasted from a specific customer for a particular quarter are not realized in that quarter, we may not be able to generate revenue from alternative sources in time to compensate for the shortfall. The loss or delay of a large contract could have a material adverse affect on our quarterly operating results. Moreover, to the extent that significant contracts are entered into and required to be performed earlier than expected, operating results for subsequent quarters may be adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We depend on large contracts and a concentration of customers.

Our revenue is dependent, in large part, on significant contracts from a limited number of customers. During the fiscal year ended June 30, 2002, approximately 83% of our consolidated revenue was attributable to three customers. During the fiscal year ended June 30, 2001, approximately 56% of our consolidated revenue was attributable to 3 customers. During the fiscal year ended June 30, 2000, approximately 89% of our consolidated revenue was attributable to 2 customers. We believe that revenue derived from current and future large customers will continue to represent a significant portion of our total revenue. Our inability to continue to secure and maintain a sufficient number of large contracts would have a material adverse effect on our business, operating results and financial condition. Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions.

Our future profitability is expected to depend on enhancements to existing products and new products that we develop.

We expect that a significant portion of our future revenue will be derived from the sale of newly introduced products and from enhancement of existing products. Our success will depend in part upon our ability to enhance our current products on a timely and cost-effective basis and to develop new products that meet changing market conditions, including changing customer needs, new competitive product offerings, new Cash Card Schemes, and enhanced technology. There can be no assurance that we will be successful in developing and marketing, on a timely and cost-effective basis, new products and enhancements that respond to such changing market conditions. If we are unable to anticipate or adequately respond on a timely or cost-effective basis to changing market conditions, to develop new software products and enhancements to existing products, to correct errors on a timely basis or to complete products currently under development, or if such new products or enhancements do not achieve market acceptance, our business, operating results and financial condition could be materially adversely affected. In light of the difficulties inherent in software and hardware development, we expect that we may experience delays in the completion and introduction of new products. See “Business of the Company— Products.”

Our Cash Card products are relatively new products and have not gained wide market acceptance to date. We face the risk generally associated with introducing new products to markets, including high marketing costs, possible lack of market acceptance and competition with new and existing products and technologies. There can be no assurance that the market will accept our products or that they will be commercially successful.

We may be unable to grow and increase our competitive position.

Our success is dependent on our ability to grow and increase the number and complexity of our products, the number and geographic focus of our targeted vertical markets and product distribution channels. The total number of our employees has grown from four employees in Canada in December, 1995 to 16 employees located in Canada in December, 2002. Our expected growth, coupled with the rapid evolution of our markets, is expected to place significant strains on our management, administrative, operational and financial resources, as well as increased demands on our internal systems, procedures and controls. There can be no assurance that we will be able to manage our growth successfully. Failure to do so could have a material adverse affect on our business, operating results and financial condition.

We depend on key personnel to implement our business strategies.

Our performance and future operating results are substantially dependent on the continued service and performance of our senior management and key technical and sales personnel. Our ability to execute our business plan depends upon the continued services of Mesbah Taherzadeh, President, Chief Executive Officer, and Craig Jones, Vice-President, Sales and Marketing. Our ability to execute our strategic plan could be materially adversely affected should the services of any of these individuals cease to be available to us. None of these employees is subject to an agreement not to compete with us in the event such employee’s services are terminated. We cannot guarantee that we will be able to attract and retain key personnel in the future. Failure to attract or retain key personnel could have a material adverse effect on our operations.

We intend to hire additional sales personnel in the next year. Competition for such personnel is intense, and there can be no assurance that we can retain our key technical, sales and managerial employees or that it will be able to attract or retain highly-qualified technical and managerial personnel in the future. The loss of the services of any of our senior management or other key employees or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse affect upon our business, operating results and financial condition.

Our success depends upon marketing relationships.

Our products are marketed by our direct field sales force as well as by resellers. Our existing agreement with GPT International gives them the non-exclusive world-wide license to manufacture or have manufactured our products in accordance with appropriate ISO 9000 and/or BS5750 standards in vending and pay phone applications, and may be terminated by either party in accordance with the provisions set out in the agreement. See “Description of Business Material Contracts.” GPT International is not within our control and may also represent and sell competing products. To date we have not received any material revenues from our licence arrangement with GPT International. There can be no assurance that our existing resellers, including GPT International, will continue to provide the level of services and technical support necessary to provide a complete solution to our customers or that they will not emphasize their own or third-party products to the detriment of our products. We also depend on our strategic relationships with Visa and Mondex. The loss of these marketing relationships, the failure of such parties to perform under our agreements or our inability to attract and retain new resellers with the technical, industry and application experience required to market our products successfully could have a material adverse affect on our business, operating results and financial condition. We expect that we may enter into certain joint ventures in order to facilitate our expansion into other vertical markets and geographic areas. To the extent that such joint ventures are not successful, there could be a material adverse affect on our business, operating results and financial condition.

We face intense competition.

Numerous factors affect our competitive position, including price, product features, product performance and reliability, ease of use, product scalability, product availability, meeting customer schedules, integration of products with other enterprise solutions, availability of project consulting services and timely ongoing customer service and support. See “Competition.” We cannot assure you that competitive pressures will not have a material adverse effect on our business and operating results.

We experience competition from a number of companies across our range of businesses, including original equipment manufacturers, peripheral equipment manufacturers and others that have greater resources than we do. There can be no assurance that new competitors will not enter our business segments. Increased competition would likely result in price reductions, reduced margins and loss of market share, any of which would have a material adverse effect on our business and operating results.

Our SmartKit® Cash Card reader fully supports Mondex/MasterCard and VisaCash interoperability. We also anticipate the other Cash Card schemes may be developed that compete directly with Mondex/MasterCard and VisaCash. There can be no assurance that our systems will be compatible with such systems or that such systems will not render our SmartKit® obsolete.

Our products may contain defects could result in liability to us and have a material adverse affect on our business.

Cash card reader systems, including those offered by us, may from time-to-time contain undetected defects or may contain software errors. There can be no assurance that, despite testing by us and by current and potential customers, defects or errors will not be found in our products. Such defects or errors could result in loss of or delay in market acceptance of our products, which could have a material adverse effect on our business, operating results and financial condition.

We may be unable to protect our proprietary technology.

Our success is dependent on our ability to protect our intellectual property rights. At present, we have no registered copyright pertaining to our software, and has no patent protection. The absence of any registered proprietary right may limit our ability to maintain control of trade and technology secrets.

We rely principally upon a combination of trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain our rights. As part of our confidentiality procedures, we generally enter into nondisclosure and confidentiality agreements with each of our key employees, consultants, distributors, customers and corporate partners, to limit access to and distribution of our software, documentation and other proprietary information. There can be no assurance that our efforts to protect our intellectual property rights will be successful. Despite our efforts to protect our intellectual property rights, unauthorized third parties, including competitors, may be able to copy or reverse engineer certain portions of our software products, and use such copies to create competitive products.

In addition, because third parties may attempt to develop similar technologies independently, we expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in our industry segments grow and the functionality of products in different industry segments overlaps. Although we believe that our products do not infringe on the intellectual property rights of third parties, there can be no assurance that third parties will not bring infringement claims (or claims for indemnification resulting from infringement claims) against us with respect to copyrights, trademarks, patents and other proprietary rights. Any such claims, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. A claim of product infringement against us and failure or our inability to license the infringed or similar technology, could have a material adverse affect on our business, operating results and financial condition.

We depend upon third party suppliers.

Certain contracts may require us to supply, coordinate and install third party products and services. We believe that there are a number of acceptable vendors and subcontractors for most of our required products, but in many cases, despite the availability of multiple sources, we may select a single source in order to maintain quality control and to develop a strategic relationship with the supplier or may be directed by a customer to use a particular product. The failure of a third party supplier to provide a sufficient supply of parts and components or products and services in a timely manner could have a material adverse affect on our results of operations. In addition, any increase in the price of one or more of these products, components or services could have a material adverse affect on our business, operating results and financial condition.

The market for our common shares has been volatile in the past, and may be subject to fluctuations in the future.

The trading prices of the Common Shares have been subject to wide fluctuations since trading of our shares commenced in March, 1978. The market price of our shares has ranged between US$0.85 and US$0.10 per share on the TSX Venture Exchange (the “TSX”) and between US$1.30 and US$0.16 on the OTCBB (January 1, 2002 to December 31, 2002). See “Nature of Trading Market”. There can be no assurance that the market price of the Common Shares will not significantly fluctuate from our current level. The market price of the Common Shares may be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or our competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many high-technology companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our Common Shares. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation have been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse affect on our business, operating results and financial condition.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock andare subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The market price of our shares has ranged between US$0.85 and US$0.10 per share on the TSX and between US$1.30 and US$.16 on the OTCBB (January 1, 2002 to December 31, 2002), and our shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor,” generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

Item 4     Information on the Registrant

         A.    History and development of the Registrant

        The name of the Registrant is “QI Systems Inc.”

        The Registrant was incorporated on July 4, 1978 under the name Jewel Resources Inc. by registration of its Memorandum and Articles under the Company Act (British Columbia). The Registrant was initially engaged in natural resource exploration. In the late 1980's the Registrant changed its business strategy and began to pursue its current mission of developing, marketing and selling technology related products. The Registrant subsequently changed its name to “Wkay Resources Inc.” on December 2, 1987, and to “Magnatron International Corp.” on October 18, 1990. Effective March 17, 1994, the Registrant changed its name to “QI Technologies Corp.” and effective May 25, 2001, the Registrant changed its name to “QI Systems Inc.”

        On December 15, 1999, the Registrant’s shareholders approved a forward split or subdivision of its common shares on a one (old) for two (new) common shares basis. All references to the Registrant’s common shares in this Annual Report gives effect to the forward split.

        The Registrant designs hardware and software for the expanding electronic cash industry. The Registrant’s products include its SmartKit® reader, which the Registrant has configured for a variety of applications, and Qlink®, a handheld computer data retriever used with the SmartKit® readers. See “Our Products.

        The Registrant is a reporting issuer in Canada under the Securities Act (British Columbia) and the Securities Act (Alberta). The Registrant’s Common Shares are publicly traded in Canada (since May 9, 1979) on the TSX Venture Exchange (the “TSX”) under the symbol “QII.U”, in the United States (since May 23, 2001) on the OTCBB under the symbol “QIIIF” and in Germany on the Berlin Stock Exchange under WKN# 865679. On May 29, 2001 the Canadian Venture Exchange (the “CDNX”) was acquired by the Toronto Stock Exchange and changed its name to TSX Venture Exchange (the “TSX”). The CDNX and TSX are collectively referred to herein as the “TSX”)

        The Registrant’s principal business office is located at:

         Unit 101, 3820 Jacombs Road
         Richmond, British Columbia
         V6V 1Y6
         Tel: (604) 248-2301

        The registered and records offices are located at:

        1040-999 West Hastings Street
        Vancouver, British Columbia, V6C 2W2

        Tel: (604) 683-1102

        “We,”“us,” “our,” the “Company” and the ” Registrant”, as the context requires, refers to QI Systems Inc.

         B.   Business overview

        The Registrant, QI Systems Inc., is a British Columbia corporation. The Registrant develops, markets and sells hardware and software for electronic cash self-serve payment “Cash Card”systems being developed and introduced by major financial institutions such as Visa International and Mondex/Mastercard. See “Our Products.” Cash Cards have data storage capabilities that allow consumers, who purchase the cards in advance, to purchase goods and services from vending machines, copier machines, transit systems, laundromat machines and other machines that have Cash Card readers.

        The Registrant’s primary product is its SmartKit®Cash Card reader, which enables Cash Card payments to be accepted in a wide range of vending and self-serve machines. The Registrant’s SmartKit®Cash Card reader is a fully developed product that supports multiple Cash Card schemes, including Mondex/Mastercard and VisaCash Cash Cards, the principal Cash Card schemes. See “Our Products.”

        In a Cash Card transaction, the Registrant’s SmartKit® Cash Card reader validates the Cash Card, displays the balance, deducts the amount of the transaction from the card, then displays the remaining balance. The Registrant offers its SmartKit® for factory installation in new equipment or in kits that can be installed in existing machines in the field. SmartKit®consists of a custom computer and a custom smart card interface in a steel or plastic enclosure designed for quick installation in the vending machine. The Registrant has developed several variations of our SmartKit® readers, including:

        SmartKit®II, a card acceptor, a user keypad and a back-lit liquid crystal display; SmartKit® Laundry, a system that allows Cash Card payment at individual machines in a laundry facility; and SmartKit® for newspaper vending machines.

        The Registrant has also developed Qlink®, a hand-held computer data retriever that allows data to be downloaded from SmartKit®readers. The Registrant’s SmartKit® and Qlink® systems are currently being used in commercial applications throughout the world. See “Our Products.”

        In 1997, the Registrant began installing and testing it’s first SmartKit Cash Card reader in commercial applications. Since that time, the Registrant’s SmartKit Cash Card readers have been installed in over 2,250 machines that accept smart card payments.

        The Registrant is currently pursuing product roll out opportunities by participating in the pilot programs of VisaCash and Mondex and by marketing its cash card readers for proprietary applications. See “Status of Our Product Rollout.”

        Set forth below is a description of the general development of the Registrant’s business for each of the past three fiscal years ended June 30, 2002.

         Fiscal 2000

        During fiscal 2000, the Registrant focused its business efforts on marketing and commercializing its SmartKit® Cash Card reader and QLink®technologies. The Registrant is also continuing its development efforts.

        During fiscal 2000, the Registrant achieved the following milestones in the development and commercialization of its SmartKit® Cash Card reader and QLink®technologies:

—

  In August 1999, Mondex Canada Association launched an electronic cash test program in Sherbrooke, Quebec, in which more than 600 merchants in six municipalities participated. Mondex Canada Association coordinated the installation of cash card readers designed to accept Mondex electronic Cash Cards in automated teller machines (ATMs), electronic cash machines and vending machines, photocopiers, printers and other self-serve devices. In connection with the Sherbrooke Mondex test program, the Registrant installed 288 SmartKit®cash card readers in vending and laundry machines; a majority of these installations involved the installation of the Registrant’s SmartKit®reader in existing machines. These SmartKit®cash card readers were purchased for approximately $1,000 each, and are still in use. Although the Registrant continues to market its SmartKit®cash card readers in the Sherbrooke region, there can be no assurance that it will sell or install additional SmartKit®cash card readers in that region.

—

In November 1999, the installations of the Registrant’s SmartKit®readers surpassed 1,000 units. The Registrant’s SmartKit®readers are now in use in Europe, the United Kingdom, the United States and Canada. The Registrant has installed SmartKit®readers in approximately 175 Coca-Cola and 80 Pepsi vending machines, 110 coffee machines, 150 snack and sandwich machines, 400 laundromat machines and in 140 various other applications including copiers and newspaper vending boxes.

        On  December 15, 1999, the Registrant’s shareholders approved a forward split or subdivision of its common shares on a one (old) for two (new) common shares basis. All references to the Registrant’s common shares in this Annual Report gives effect to the forward split.

—

In February 2000, the Registrant was retained by Pepsi Cola Venezuela to incorporate the necessary software changes to its SmartKit®cash card reader in order to support the cards issued by the Venezuela National Telephone Company. In the fourth calendar quarter 2000, the Registrant completed the software changes necessary to support acceptance of the Venezuela National Telephone Company cash cards, and the Registrant delivered 26 SmartKit®cash card readers to Pepsi Cola Venezuela for $14,300 in connection with this transaction. The Registrant anticipates that it may install additional SmartKit®cash card readers in Pepsi vending machines during its fiscal year ending June 30, 2002; however, the Registrant has not received any additional orders for SmartKit®cash card readers and it has no agreement with Pepsi Cola Venezuela to deliver additional SmartKit®cash card readers.

—

Also in February 2000, the Registrant was retained by Slim Line Design and Rothmans, Benson Hedges Inc. to develop SmartKit®control systems that would limit the sale of tobacco products to authorized individuals. In May 2000, the Registrant received an initial purchase order from Slim Line Design and Rothmans, Benson Hedges Inc. to supply 250 SmartKit®control system readers at $310 each. The Registrant delivered 50 SmartKit®control systems in the fourth calendar quarter 2000, and delivered the balance of the purchase order during 2001. The SmartKit®control system will allow staff members with identity badges that incorporate smart card technology to purchase tobacco products and will allow the user to monitor and maintain records of sales facilitated using the SmartKit®control system.

—

In May, 2000, the Registrant announced that it became an official member of the MULTOS Global Supplier Network and that its SmartKit®products received official certification for use with the MULTOS Cash Card operating system, which allows its SmartKit®products to accept MULTOS Cash Cards. MULTOS is a secure, multi-application smart card platform that is an openly licensed specification, which allows developers to write and develop a number of smart card applications for the platform, including security, payment, control and access applications. Products that use the MULTOS platform must be certified by the MULTOS consortium, which is a cross-industry organization that includes among its members, Motorola, Siemens, Hitachi, Gemplus, Mondex International and MasterCard International. There are several hundred members of the MULTOS Global Supplier Network, including several manufacturers such as SCM Microsystems, Gemplus, Utimaco, Towitoko Electronics, Philips Electronics, Activcard, Coincard and PubliCARD. Some of the members of the MULTOS Global Supplier Network develop products that compete directly with the Registrant’s SmartKit®products.

—

In June, 2000, the Registrant was retained by CALE Parking Equipment Inc. of Saint-Lambert, Quebec, to design and develop a MULTOS Cash Card payment system for use with their CALE MP-102 Pay and Display Ticketing Machine. The CALE ticketing machine, installed with the SmartKit®Cash Card reader was successfully demonstrated at the IPI Exhibition Show in Fort Lauderdale, Florida in May, 2000. The Registrant has since installed its SmartKit®Cash Card reader in 8 CALE ticketing machines, which are in use.

        The Registrant financed its operations during fiscal 2000 through funds received from the exercise of stock options for aggregate proceeds of $1,020,128. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Overview. The Registrant incurred a loss of $844,508 during fiscal 2000.

        During fiscal 2000, the Registrant implemented a strategy to shift its focus from research and development to marketing and sales in an effort to increase revenues and brand recognition. The Registrant anticipated it would continue to incur losses during its fiscal year ended June 30, 2001. The Registrant continues to seek additional financing.

Fiscal 2001

        During fiscal 2001, we continued to focus our business efforts on marketing and commercialization of our SmartVend suite of products. Bank Card programs such as VisaCash and Mondex slowed their activity in North America but the Registrant continued to support the two pilots still going strong in Barrie, Ontario and Sherbrooke, Quebec. The Registrant shifted its efforts not only to continue working with bankcard schemes but also to integrate with selected proprietary smart card schemes.

        During fiscal 2001, we achieved the following milestones in the development and commercialization of our SmartVend suite of products:

—

September, 2000 – The Registrant’s new Secure Delivery System (SDS) product was introduced at the ACT CANADA tradeshow in Toronto, Canada. Using the Registrant’s SmartKit® hardware and technology, the Registrant designed a secure environment for the tracking and distribution of equipment and supplies. SDS can be used with any Smart Card System and works with all modern vending machines. SDS allows for endless applications for product disbursement control and tracking items such as industrial shop supplies, office supplies and drug and pharmaceutical products. Attendees at the show while using the SDS smart card to access specific items in the machine were also introduced to the Registrant’s new Smart Card. The addition to the Registrant’s product line enables the Registrant to be a “Solutions to Smart Card vending”provider. The Registrant has SDS solution installed in tool cribs at Bromley Mechanical Services Ltd., Medicine Hat, Alberta. Bromley uses the SDS technology to manage employee use of construction supplies such as grinding tools, safety goggles and various other industrial parts and tools.

—

Dismach Snacks and Drinks retained the Registrant as their preferred supplier of smart card terminals for installation in their snack and beverage vending machines. Dismach, a Venezuelan company with headquarters in Caracas, distributes snack and beverage machines to university and corporate campuses. Dismach imports all machines from leading USA and Italian suppliers. All vending units will be fitted with the registrant’s SmartKit® readers that are designed to accept Mondex, VisaCash and the Registrant’s own proprietary card schemes.

—	October, 2000 – The board of directors accepted the resignation of Mr. James D. Roberts as President and CEO, for health reasons. At the same time, the board appointed Mr.

Craig Jones as acting President and CEO. Mr. Roberts continued to serve as Chairman of the Board and a director of the Registrant until March 31, 2001.

—

November 2000 – The Mondex Canada electronic cash implementation marked its first year of operations in the Sherbrooke region. The developments and breakthroughs made locally over the previous twelve month period set standards for future implementations of Mondex e-cash and other smart card applications around the world. As part of the Mondex Sherbrooke program, the Registrant’s products have been used successfully in the Sherbrooke, Quebec region for over a year. The Registrant’s SmartKit® used in this program is installed in vending machines, laundry machines, and pay-and-display parking ticket dispensers.

—

December 2000 – The Registrant was retained by Morehouse Engineering Inc. of Hopewell, New Jersey, USA to develop a rural water delivery system using the Registrant’s readers and smart cards for use in rural communities in South East Asia. Field prototypes were shipped later that month.

—	The Registrant’s readers and smart cards purchased by Aurora Bar Code are being used in a rural bulk water delivery system in the city of Dawson Creek, British Columbia, Canada.

—

The Registrant announced the signing of a Letter of Intent with TELUS Communications Inc. (“TELUS”) of Burnaby, British Columbia which documents the intention of both parties to work towards the establishment of a more permanent binding agreement in the form of a Strategic alliance to develop and implement smart card systems, programs and applications. TELUS and the Registrant are working together to ensure that smart card technology is successfully implemented throughout Canada. The companies are working cooperatively to provide customers with the most comprehensive smart card system solutions available.

—	January 2001 – The Registrant announced that a Norwegian soft drink bottler has retained the Registrant to supply Mondex enabled QI payment terminals for their vending machines.

—

March 2001 – Mondex Venezuela commenced rolling out their cash cards. The rollout focused on select corporate and university campuses. The Registrant is proud to have played an active role in both of these developments. Initial purchase orders were received from Pepsi Venezuela, and two of the Mondex member banks.

—

The Registrant also entered into discussions with a number of universities on how to expand the Mondex Student Card to include not only soda, coffee and snack vending services, but also such services as photocopiers, access control, laundry, parking and printer control. Inquiries have also been received as to a smart card rollout in Chile using the QI reader.

—	TELUS at Comdex Canada West 2001 in Vancouver, British Columbia, Canada displayed the Registrant’s SmartVend payment devices from March 13 – 15, 2001.

—

April, 2001 - Mr. James D. Roberts resigned as Chairman and director due to health reasons. Mr. Douglas C. Brazier was appointed as Chairman of the Board. Mr. Mesbah Taherzadeh was appointed as President and Chief Executive Officer.

—

May, 2001 – The common shares of the Company began quotation on the NASD OTCBB (Symbol QONEF) on May 23, 2001. In order to better reflect the true nature of the Registrant’s business as it is today, the Registrant’s name was changed to QI Systems Inc. and a new TSX trading symbol of QII and a new OTCBB trading symbol of QIIIF was adopted to reflect the name change.

Fiscal 2002 and six months ending December 31, 2002

        During fiscal 2002, we continued to focus our business efforts on marketing and commercialization of our SmartVend suite of products. Bank Card programs such as VisaCash and Mondex slowed their activity in North America but the Registrant continued to support the pilot in Barrie, Ontario. The Registrant shifted its efforts not only to continue working with bankcard schemes but also to integrate with selected proprietary smart card schemes. During fiscal 2002, we achieved the following milestones in the development and commercialization of our SmartVend suite of products and the general development of the Company:

—

In July 2001 the Company was retained by one of British Columbia’s leading universities to supply and install a major campus Smart Card Solution that incorporate QI’s suite of SmartVend devices. Also, in July 2001, the Company obtained the approval of the TSX for trading its listed common shares in US $.

—

In September 2001, the Company negotiated a Private Placement for a total of 625,000 shares in the capital stock of the Company at $0.40 per share to net the treasury an aggregate of $250,000. Also, in September the Company announced that in a joint venture contract with TELUS, it has developed Smart Card Payment Terminals that can meet The Corrections Services market in Canada. The first installation were successfully installed at the North Fraser Pre-Trial Centre in Port Coquitlam, B.C., Canada. The Company also announced that in a joint venture contract with Cardlogix, of Irvine, California, they developed a handheld value reload system which allows a merchant to load e-cash to a City of San Diego issued parking meter smart card.

—	In November 2001, the Company announced the appointment of Mr. Billy Gene Parker Jr. to the Board of Directors.

—

In December 2001, the Company announced that it was been retained by a major San Francisco based system integrator and consulting company to develop and incorporate their SmarTe Campus Solution into QI’s Unattended Point Of Sale(UPOS) payment terminals for two large college campuses in Northern California with a total student body of approximately 50,000. The Company also announced that it has been retained by a major Canadian based food service company, servicing hospitals in Ontario and Quebec to develop, design and install its SmartVend solution system into its entire operation.

—

In January 2002, the Company was selected by a major American newspaper chain, to develop, design and install two versions of a battery operated Unattended Point Of Sale (UPOS) payment terminal for use in specially designed newspaper-vending boxes located at select university campuses. Also in January the Company announced the completion of a private placement for a total of 45,454 common shares in the capital stock of the Company at $0.44 per share to net the treasury an aggregate of $20,000.

—	In February 2002 the Company announced that it had retained Porter, LeVay & Rose, Inc. (PLR) as its investor relations firm.

—

Also in February 2002 the Company announced a partnership with JAYD LLC of Mason, Ohio to develop and integrate its Setec chip-based e-purse application into QI’s Suite of Unattended Point Of Sales Payment Terminals and other ancillary equipment. The Setec purse is recognized as one of the world’s leading proven e-purse applications.   As a result of this QI was awarded a supply contract for providing its Smart Card Hybrid Payment Terminals and other related equipment for use and installation by a large metropolitan transit authority in the United States. This is an ongoing project with the estimated value of up to $2 million for the implementation of its 2nd. and 3rd, phase. The Registrant still hopes to complete the proposed 2nd and third phase, however to date, no firm order has been received.

—

In March 2002 the Company announced that the University of Northern British Columbia’s (UNBC) campus-wide smart card automation system, has been completed, making it British Columbia’s first university to convert from a magnetic stripe-based card system to a smart card system. This contract followed the Company’s contract for installation of its UPOS payment terminals at two large college campuses in Northern California in soda and snack vending machines, copiers, network printing, pay and display parking and value reload stations. The Registrant was optimistic that its terminals will be installed into six additional colleges in California by the end of 2002, thus executing on its strategy of aggressively pursuing the high-growth campus target market. However due to unforeseen events in market conditions, the Registrant was unable to completely meet its goals of installing on those campuses. But the Registrant is still optimistic that the project will expand into the new campuses in the years 2003, 2004.

—

In May 2002 the Company announced that it has negotiated a private placement for a total of 4,000,000 units, each unit comprised of one common share and one non-transferable share purchase warrant, in the capital stock of the Company at $0.30 per unit. One Warrant will entitle the holder to purchase one additional common share of the Company for a period of two years from the date of the initial purchase at $0.40 per share. This placement closed in July, 2002 for 3,550,000 units and 200,000 common shares. Wolrige Mahon was first appointed auditor of the Company on May 7, 2002.

—	In May 2002 the Company announced that Mr. Richard Murray, P.Eng. has re-joined the management team of QI Systems Inc. as the Director of Business Development and Marketing.

—

In June 2002 the Company announced that it has received a firm purchase order from Mount Royal College of Calgary, Alberta, for two Value Reload Stations, and eighteen UPOS payment terminals for laundry machines. Also, the Equity Fund Management (EFM) group advised QI Systems that the Northern California College has entered into the second phase installation of the Value Reload Stations, and UPOS Payment Terminals for soda vending machines, network printers, and pay and display parking machines. QI anticipates that between 150 to 200 SmartVend™ devices would be installed in the second phase of the project. The above orders were part of a $530,000 (Cdn$800,000) backlog of sales orders still to be filled by the Company during 2002. However due to delays in implementation, some of this backlog has is expected to be implemented in fiscal 2003.

—

In late July 2002 the Company announced that had received further orders for equipment from several clients. As part of the 2nd phase installation, EFM ordered 6 more Value reload stations, 6 UPOS Payment Terminals for photocopiers, and 20 UPOS Payment Terminals for installation into the Coke Vending Machines at the California College Campuses. The City of Dawson Creek, British Columbia, expanded its Smart Water Distribution Centers by ordering 4 more Smart Water Distribution Systems and 500 more Smart Cards. USAToday News Paper expanded its Smart Card vending boxes at three more Eastern US University Campuses by ordering more than 40 UPOS Payment Terminals for installation in those campuses.

—

In late September 2002 the Company announced that the Company was receiving purchase orders on a regular basis for equipment from several of its clients. It was also announced that the Company had completed the development and integration of the Jayd/ Setec Card Scheme into its equipment.

—

In October 2002 the Company announced that the appointment of Mr. Matthew Yugovich to its Board of Directors and that he brings over 30 years of valuable business management experience to the Board. He is the president of Great Western Adventures Inc. in the State of Texas. The Company also announced that it had negotiated a Private Placement for a total 333,333 units, each unit comprised of one common share and one non-transferable share purchase warrant in the capital stock of the Company at $0.30 per unit to net the treasury an aggregate of $100,000. One Warrant will entitle the holder to purchase one additional common share of the Company for a period of two years from the date of the initial purchase at $0.40 per share. The placement closed in December 2002.

—	On October 30, 2002 Mr. Craig R. Jones joined the Board of Directors. Mr. Jones was, at the time of his appointment, the Company's Vice-President, in charge of the Sales and marketing Division.

—	In December 2002 the Company announced that it continued to improve its market position by strengthening strategic relationships with firms who have international reach.

The example was an additional request from CALE Parking of Quebec, Canadian affiliate of CALE Sweden a company with products in over 35 countries throughout the world.

—

In January 2003 the Company announced that it received an order from British Columbia’s Slim Line Design LTD. for providing 140 SmartVend(TM) devices as part of an agreement to supply one of Canada’s largest cigarette manufacturer’s with a controlled dispensing systems. This was further evidence of the Company’s foothold in the niche market for Controlled Dispensing Systems which are gaining acceptance by the tobacco industry due to some government regulations that require cigarette manufacturers to ensure minors are not able to purchase tobacco from food and beverage servers. Also in January the Company announced that it received an order from a city in State of Colorado to design, manufacture and deliver a Smart Water Dispensing Kiosk for the sale of bulk water. This Smart Water Dispensing Kiosk is to replace their present self serve bulk water coin operated system.

We have incurred approximately $6 million over the past five years researching, developing, marketing and selling its SmartKit® and Qlink® products.

We have not been subject to any bankruptcy, receivership or similar proceedings.

Status of the Registrant’s Product Rollout.

        The Registrant’s general product roll out strategy has been to participate in the pilot programs of the two major cash card bank platforms, VisaCash and Mondex, and to market its cash card readers for proprietary applications.

VisaCash and Mondex Roll Out Strategy: The Registrant’s SmartKit Cash Card readers have been installed in VisaCash and Mondex pilot programs in Canada, the United States, Norway, England, Scotland and Venezuela. As a result of these pilot programs, it has had discussions with banks in Mexico, Chile, Brazil, Costa Rica, Korea, Singapore, Philippines and South Africa to participate in VisaCash and Mondex pilot programs in those countries. The Registrant’s goal is to position itself as a preferred provider of VisaCash and Mondex cash card readers in the countries in which VisaCash and Mondex are introduced. The Registrant cannot assure you that VisaCash and Mondex will gain the global acceptance or that it will successfully market its products to purchasers of cash card readers. To date, the Registrant has installed approximately 1,250 SmartKit Cash Card readers in VisaCash and Mondex pilot programs and anticipates that it will participate in pilot programs in Chile, Korea, Taiwan, Venezuela, the Philippines and South Africa during 2003 and 2004.

Proprietary System Platform Strategy: Proprietary systems are systems that accept payment only from smart cards issued by a specific organization. Examples of proprietary systems include laundry systems, newspaper vending systems, parking systems, university campus systems (for copiers, vending machines, printers, libraries, etc.), telephone card systems, tobacco dispensing systems, bulk water dispensing systems and other systems that accept smart card payments from cards issued by the organization. The Registrant has installed or has arrangements to install its SmartKit Cash Card readers in a variety of proprietary system applications, including the applications for the following organizations:

—	Telus Communications Ltd. – prison and university campus solutions in Canada
—	Morehouse Engineering – bulk water systems in the United States
—	Cale Parking Systems – parking solutions in Canada, United States and Sweden
—	Rothman’s Benson & Hedges
—	Tobacco program in Canada — Aurora Bar Code- bulk water systems in Canada
—	CardLogic – parking systems in the United States
—	Touch Technology – campus and mass transit solutions in Canada and the United States
—	Pepsi-Cola Canada – vending and university campus systems in Canada
—	Pepsi – Venezuela – vending and university campus systems in Venezuela
—	Coffee Solutions – vending and university campus systems in Venezuela
—	USA Today – vending and university campus systems in USA
—	Coca Cola – vending and university campus systems in Canada, the United States, Norway and England
—	Worldwater – bulk water systems in the Philippines
—	Jayd, LLC, Smart Card application for Pay and Display parking, and Revalue Stations utilized in selected US Cities.
—	EFM Smart Business Solutions to Colleges, and Educational Institutions.
—	Lexis, metered Parking Solutions with Smart cards.

        To date the Registrant has installed approximately 3500 SmartKit Cash Card readers in proprietary system applications in Canada, the United States, Venezuela, Norway and England. . The Registrant is actively pursuing opportunities to install its SmartKit® Cash Card readers in additional proprietary system applications, primarily to the types of organizations in which it has completed successful installations. The Registrant cannot assure you that the market for proprietary systems will develop into a commercially viable opportunity for it or that it will successfully compete against competitors that offer competing smart card reader systems.

Our Products

        We design hardware and software for electronic cash applications, including the SmartKit® card reader, a product for unattended point of sale transactions using the VisaCash and the Mondex open system card payment schemes and proprietary Cash Card systems, and QLink®, a handheld computer data retriever for use with the SmartKit® readers. Set forth below is a description of our products.

        SmartKit®

        SmartKit® is a payment control system that allows Cash Card payments to be accepted in a wide range of vending machines. SmartKit®has been certified by VisaCash and Mondex, the principal card schemes, and proprietary cash card systems, for use with their Cash Cards. Both organizations have established stringent testing requirements, before a device is certified for use with their Cash Cards.

        Our SmartKit®Cash Card reader system is designed to handle multiple Cash Card schemes. The SmartKit®reader currently being tested in markets throughout North America and Europe works with as many as four different Cash Card schemes.

        Designed for ease of use, Smart Kit®features a card acceptor, a user keypad and a crisp back-lit Liquid Crystal display. SmartKit®will validate the Cash Card and authorize the transaction in about two seconds, the message “SELECT PRODUCT” advises the customer to make a selection. The card balance before and after the transaction may be displayed, depending on the Cash Card scheme specifications.

        SmartKit® is offered in kit form for field installation in existing machines or for factory installation in new equipment. SmartKit®consists of a custom computer and a custom smart card interface in a steel enclosure designed for quick installation in the vending machine. A moulded front panel with display and push buttons attaches to the front and provides a standard user interface for all installations. SmartKit® installs in a knock out panel provided for bill acceptors. A standard configuration for these panels has been adopted by nearly all equipment manufacturers. SmartKit is designed to support the three standards. The kit is shipped with different interface cables for the different internal standards.

        Installation of SmartKit®is simple. The removable panel on the machine is typically held in place by four nuts accessible from within the machine. When the panel is removed, SmartKit®is installed in the opening using the same four nuts. SmartKit®interface cables are provided with male and female plugs to fit the coin changer interface in the machines. Using the appropriate interface harness, the installer unplugs the coin acceptor from the machine and plugs SmartKit®in its place. The coin changer is then plugged into the female connector on the SmartKit®harness.

        We are establishing relationships with major equipment manufacturers with the objective of having the SmartKit®both installed on the factory floor and distributed through factory sales channels.

         SmartKit® II

        SmartKit® II was engineered specifically for vending machine applications and capitalizes on the modular design of our latest generation of Cash Card payment systems. The modular configuration of SmartKit®products enables us to offer cost effective, flexible and scaleable Cash Card solutions for a greater number of markets. Features such as loyalty program capability are tailored to meet the requirements of individual clients, from Original Equipment Manufacturer (“OEM”) to Route Operator.

        SmartKit® II features a card acceptor, a user keypad and a back-lit liquid crystal display. Cash Card transactions are quick and simple. Like SmartKit®, SmartKit®II will validate the Cash Card and authorize the transaction in just a few seconds. Depending on the card specification chosen, the card balance before and after the transaction is easily displayed.

        Integrating Cash Card payment with existing payment options, SmartKit®II installs in almost all vending machines. The use of multi-board architecture has enabled us to configure board components compatible with current, custom and future requirements for power supply, software, data-storage and communications needs.

        SmartKit® wide system compatibility and simple future upgrading or expansion should the support of additional card schemes be required. SmartKit®II supports VisaCash, Mondex and additional Cash Cards, including proprietary card systems.

          Qlink®

        Qlink®is a “palmtop” computer linking VisaCash Card accepting devices with host computers and or the VISA Concentration Point. Our SmartKit®and other card accepting devices (“CADs”) without the need for telecommunications.

        Until recently, VisaCash installations have required phone or radio communications to each CAD. For many applications the expense was prohibitive. Networks generally reduce costs when similar CADs are clustered in close proximity. Where operators need to communicate with various types of CADs, networking may not be successful. Also, applications like vending frequently have scattered machine locations, making networking impractical.

        Qlink® offers a solution to these obstacles. It collects data from one or many CADs and stores the files for later transmission to Visa. When connected to a modem, Qlink® dials the VISA Concentration Point (“CP”) and transmits the data collected from each CAD. The CP returns updated information for each CAD via Qlink®during the next data collection session at the CAD.

        Qlink®can communicate with and handle data from various types of CADs. It can store data from over 100 CADs spread over any distance. When connected with the Visa CP it presents the CADs as stations on a network.

        Qlink®is part of the QLink Management System (“QMS”). The system is designed to provide enhanced control and reporting for VisaCash merchants. CADs in unattended devices, such as vending machines, currently offer little direct reporting to the merchant. QMS provides merchants with CAD supervision capabilities.

        Qlink® allows direct reporting of the value of each VisaCash upload from each CAD. It also reports the value of any re-transmission of old data when CADs re-send files per the VisaCash specification. Reports can be viewed on the Qlink®screen and can be printed.

        Qlink®can communicate with a CAD either through a standard serial port or through the CAD Smart Card reader. For some applications, such as laundry machines, communication through the Smart Card reader is more convenient than internal serial port access. Even in standard point of sale applications, data access through the reader can be the most practical approach. For these cases, Qlink®works with our Smartlink paddle, which is inserted in the Smart Card reader and permits data access through the reader.

        Qlink® consists of our Qlink hand-held software running on a Hewlett Packard 200 LX palmtop computer together with a modem, cables and connectors as necessary for communications with CADs and with Visa CP’s.

         SmartKit® Laundry

        The SmartKit®Laundry (“SKL”) system allows Cash Card payment at individual machines in a laundry facility. Approved for use with Mondex and VisaCash, SKL can be integrated into most modern laundry machines. Support for custom or proprietary card systems is also available.

        Laundry is one of the foremost unattended point-of-sale applications where Cash Card payment offers major advantages over traditional payment methods. Laundry facilities, particularly in apartment buildings, are vulnerable to damage by thieves attempting to access cash. This creates revenue loss and repair costs for machine operators and causes frustration for customers. Card payment can eliminate these problems.

        Cash Card transactions are quick and simple. They dispense with the need for exact change and coin collection. Using on-line credit and ATM accounts, Smart Card re-valuation may be done electronically making laundry facilities cashless and revenues secure. This makes payments convenient, improves security and increases customer satisfaction.

        SKL is part of the SmartKit®modular system of electronic Cash Card payment products. Other devices which share the payment module include vending machine kits and OEM kits for applications such as payphones and newspaper vending. Using SmartKit®products, coin-free pay laundry facilities are now possible. We can quickly implement custom machine interface modules for new applications.

        SKL design offers cost-saving custom configuration. For example, it may be delivered with or without its own display and configured for either networked or stand-alone operation. Networked, the system allows automated data upload and exception log handling. For stand-alone machines, a hand-held reporting device is available. We can custom craft a card supply system to meet the needs of the vendor and the customer.

        SKL supports installation in existing and future OEM laundry devices, including the Maytag G2, Maytag G1 and other coin-drop appliances. For modern machines such as the Maytag G2, a full serial interface with the controller is supported. For older coin-drop type machines the standard pulsed interface is used. SKL design is easily installed in the field or on the factory floor.

         SmartKit® for Newspaper Vending

        SmartKit® for Newspaper Vending (“SKNPV”) is designed to increase access to newspapers, by allowing consumers to buy newspapers using Cash Cards issued by VisaCash and Mondex, eliminating the need to carry coins.

        SKNPV is part of our line of SmartKit®modular payment systems. SKNPV supports Cash Cards by VisaCash and Mondex with custom support available for proprietary cards.

        Newspaper vending boxes of varied design use the SKNPV system, and are in use around the world. We can develop a solution to the specific requirements of most publishers or equipment manufacturers.

        Cash Card technology is evolving quickly, and we are committed to keeping our products current through ongoing research and development, planning and product flexibility. In the future, we intend to design our SmartKit®for other applications.

Our Marketing Strategy

        Our marketing strategy for our products has consisted of two major initiatives:

•	to develop close relationships with the card associations and with their member financial institutions, and

•

to establish strategic partnerships with companies and organizations that can benefit from our technology in proprietary applications or could use the same core technology in parallel industry segments.

        Our strategy was based on an assumption that open Cash Card schemes would be developed over a few years and would then deploy rapidly in commercial applications. Our strategy is to use the relationships with the card associations to achieve credibility and market share and to use strategic partnerships to meet product demand and to achieve capacity to respond to the demand when commercial deployment begins.

        We believe we have been successful in developing good working relationships with Mondex, Visa and participating financial institutions that are deploying cash cards in North American. To date we have participated in each North American test or pilot program of the VisaCash and Mondex cash card systems by installing our SmartKit®cash card system in vending machines for the program. In these programs, VisaCash, Mondex, participating financial institutions and manufacturers of smart card systems, including us, actively market and support the use of cash card systems.

        We have also found that financial institutions provide a co-marketing function when promoting their cash card systems by finding and qualifying potential customers for our products. We have received orders and inquiries to install our SmartKit®cash card systems in vending machines from Visa and Mondex/Mastercard member financial institutions, including the Visa Canada Head Office, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Vancouver City Savings Credit Union (Canada), Bank of America, Citibank, First Union National Bank, Nations Bank, Wachovia Bank and the Visa International Head Office.

        Our SmartKit®cash card system has been featured in a number of pilot sites, including a pilot program at the Vancouver, British Columbia, BC Transit Main Street/Science World SkyTrain Station ticket vending machines. We developed this transit fare collection system, which was one of the first systems in the world to offer payment by VisaCash. Our SmartKit®cash card system has also been used in a variety of proprietary system applications, including laundry systems, newspaper vending systems, parking systems, university campus systems, telephone card systems, tobacco dispensing systems and bulk water dispensing systems.

        In addition to our relationship with VisaCash and Mondex, we have developed the following relationships:

—

We granted GPT International Limited a non-exclusive, world-wide licence to manufacture, market and sell our SmartKit®cash card reader to customers in vending and payphone applications. GPT International’s wholly-owned subsidiary, Marconi Communications, has an agreement with Coca Cola to provide on-line support, including electronic locking and cashless transactions, for cold can vending world-wide. We are pursuing opportunities to supply our SmartKit®cash card readers to Marconi Communications. We have no agreement with Marconi Communications or Coca Cola to install our SmartKit®cash card readers in vending machines. As of December 31, 2002, we have not sold any SmartKit®cash card readers to Marconi Communications and there can be no assurance that our cash card readers will be installed in Coca Cola vending machines.

—	Diebold, Incorporated, which could lead to our SmartKit®readers being incorporated into Diebold systems to support open card payment schemes for Diebold customers.

—	Pepsi Cola Venezuela to incorporate the necessary software changes to our SmartKit®Cash reader to support Cash Cards issued by the Venezuela National Telephone Company.

—	Slim Line Design and Rothmans, Benson Hedges Inc. to supply 250 SmartKit® readers to control the sale of tobacco products to authorized individuals.

—	Jayd LLC , MBTA, and Central parking Corp., to provide SmartVend products with capability of accepting Jayd/Setec Smart Card Scheme.

—	EFM( Enterprise Fund management) to provide SmartVend products with capability of accepting EFM Smart Card Scheme.

        We have experience in the vending field and have been assembling marketing information for the past three years through attendance at trade shows and extensive discussions with contacts in the industry, including the Mondex and Visa financial institutions. Our SmartKit®Cash Card reader is capable of fully supporting multiple Cash Card schemes, including Mondex/Mastercard and VisaCash. Our SmartKit®can be built into new vending machines or retrofitted into existing equipment. We intend to use the multi-card functionality and installation flexibility to market our SmartKit®Cash Card reader systems.

The Cash Card Industry

        Cash Card or “smart card”technology was developed in 1974. In 1992 and 1993, France became the first country to roll out a national banking system using smart cards. By the beginning of 1993, all of the 21 million banking cards issued in France were smart cards. In 1994, France Telecom reached an agreement allowing 22 million Carte Bancaires cardholders access to the 120,000 French chip-reading public telephones. (Source: The Smart Card 1998, Jones and Mearns). Following the successful introduction of smart cards in France, other countries began deploying smart cards for a number of applications in industries ranging from banking to telecommunications, from healthcare to pay television. Frost & Sullivan estimates that approximately 592 million smart cards were shipped in Europe in 1997. In recent years, Asia has begun to deploy smart card technology in several industries.

        Businesses in the U.S. have been slower to adopt smart card technology because of the wide usage and existing infrastructure of magnetic stripe technology, the cost of deploying new technology and the lack of industry-wide standards for smart card operating systems. However, smart card technology is likely to achieve greater adoption in the U.S. for several reasons, including:

•	The cost of producing smart card products, including microchips, cards, readers, writers and terminals, has decreased.

•	Smart card technology may offer more functionality and flexibility than the credit/debit card magnetic stripe technologies that are currently popular in North America. For example:

•	smart cards can store thousands of times more information than magnetic stripe cards;

•

smart cards have been determined to be more reliable than magnetic stripe cards; •     |X|  smart cards can be used for a wide variety of applications (payment methods, identification, security, authorized access, etc.), compared to magnetic stripe cards, which are generally single application cards;

•	smart cards can contain advanced security devices such as encryption, which may not be possible on magnetic stripe cards because of their limited memory storage capabilities and functionality;

•	smart cards can be used to facilitate off-line transactions by permitting the cards to store value, compared to magnetic stripe systems that generally require on-line verification and authorization;

•

smart cards can store proprietary applications unique to an organization’s or user’s needs (such as record storing/keeping functions, access and control functions and user identification) which are limited by magnetic stripe cards functionality; and

•	smart cards themselves can be programmed to the unique needs of a smart card system, where as magnetic stripe cards can generally only store information.

•

Technological advancements, such as Java (a general purpose language that allows multiple applications to share smart card resources), have improved the functionality and storage capacity of smart cards.

•	New technology such as the Internet and electronic commerce have increased the need for the added security and versatility smart cards provide.

•	Several industry standards have been recently developed by such organizations as Microsoft, MasterCard, Visa and Sun Microsystems.

Banking institutions are commercialising Cash Card applications.

        Mondex/MasterCard and VisaCash systems have already been widely introduced, and other Cash Card technologies are being developed, which should increase the use of Cash Cards in North America.

        Although the smart card industry has advanced, the Registrant cannot assure you that its SmartKit cash card systems will benefit from the growth and advancement of the smart card industry.

         Self-serve Point of Sale Applications

        The Registrant believes that the world vending machine industry is a major market for Cash Card technology. There are over seven million vending machines in the United States with annual sales in excess of $11 billion. In Europe the market is even larger, with one vending machine for every 120 people and in Japan, one vending machine for every 25 people. In the United States alone, there are over seven million vending machines, including over 1.7 million can cold drink machines.

        The Registrant’s SmartKit®technology applications permit conditional access, security, flexible multi-card payment and data storage to be performed in a low cost, easy-to-use, secure manner. Conditional access and security applications include those that restrict the use of products and services. Payment system applications include the use of smart cards in connection with credit and debit card systems, as well as coin and currency replacement, couponing and electronic commerce. Data storage applications can use the data storage capacity of smart cards to provide the secure storage of data in a durable, portable form.

        SmartKit® can be installed in most of the vending machines in use in the United States and around the world, as well as in new models being manufactured. Once installed in vending machines, the Registrant believes that SmartKit®offers significant advantages, including reduced cash handling, reduced costs related to on-line verification, automated credit to merchant accounts, increased data gathering and accounting flexibility, reduced losses from theft and equipment damage from attempted theft. Cash Card payment also allows for pricing flexibility and eliminates the need and expense for bill validators and handling change.

        The Registrant believes that smart cards provide an easy, flexible and cost-effective way to achieve the key benefits of highly secure, authenticated transactions. The Registrant’s SmartKit®can be adopted for a variety of stored value applications for payment systems, including:

—

Pay Television. Cash Cards and SmartKit®can be used to enable subscribers to perform transactions such as purchase merchandise and order video on demand services via their smart card-operated set-top boxes.

—	Transportation. Cash Cards and SmartKit®can be used to enable municipalities to replace coin-operated parking meters with meters that read Cash Cards.

        The Registrant’s SmartKit®Cash Card reader fully supports multiple Cash Card schemes, including Mondex/Mastercard and VisaCash. The Registrant’s SmartKit®is fully certified for use with Mondex/Mastercard and VisaCash cash card systems and is ready for building into new vending machines and retro-fitting to existing equipment. Although the Registrant believes that the flexibility of its SmartKit®systems will provide it with market opportunities as the popularity of Cash Card systems grows, the Registrant cannot assure you that it will be able to install a sufficient number of SmartKit®systems in a timely manner to be commercially successful or that more economical and versatile smart card systems will not be introduced by competitors to the market.

Competition

        Competition in the technology markets in which the Registrant operate is intense and is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and rapid changes in customer requirements. To be competitive, the Registrant must continue to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. See “Research and Development.” The principal competitive factors affecting the market for its products are the product’s technical characteristics, price, install ability, multi-card scheme flexibility, strategic relationships, customer service, reputation in the industry, and brand loyalty. In order to compete, the Registrant will be required to continue to respond promptly and effectively to the challenges of technological changes and its competitors’ innovations.

        Several of the Registrant’s competitors have greater financial, technical and other resources. SCM Microsystems, Gemplus, Utimaco, Towitoko Electronics, Philips Electronics, Activcard, Coincard, Smartmove and PubliCARD Cash Card systems compete directly with the Registrant’s SmartKit®card readers. The Registrant’s SmartKit®laundry Cash Card products also compete with Danyl, ESD and Set-O-Matic commercial laundry Cash Card products. Several of the Registrant’s competitors develop, market and sell their own proprietary Cash Cards and Cash Card systems, which may have features that are not offered by the Registrant. Smartmove has developed a cash card reader that, like the Registrant’s, supports multiple cash card platforms. In the future, OEMs, peripheral equipment manufacturers and software development companies may develop systems that compete directly with its SmartKit®and Qlink®products.

        Many of the Registrant’s current and potential competitors have longer operating histories and significantly greater financial, technical, sales, customer support, marketing and other resources, as well as greater name recognition and a larger installed base of products and technologies than the Registrant. In addition, as the Cash Card market develops, a number of companies with significantly greater resources than the Registrant could attempt to increase their presence in the market by acquiring or forming strategic alliances with the Registrant’s competitors, resulting in increased competition.

        The Registrant cannot assure you that it will successfully compete against established competitor’s or that its SmartKit®will gain market acceptance.

Research and Development

        During the last 3 fiscal years, the Registrant has spent approximately $1.754 million on research and development efforts. The Registrant currently employs 13 employees that develop its technology. The Registrant’s current research and develop efforts focus on designing SmartKit®cash card systems that are compatible with multiple cash card platforms.

        The Registrant is currently undertaking the following research and development projects:

Project	Description	Estimated Completion Date

Pepsi Cola Venezuela Project	Software development for SmartKit® Cash reader to support Cash Cards issued by the Venezuela National Telephone Company.	On going

Data Management	Improve data management functionality of our SmartKit® readers and Qlink® system.	On going

Functionality Improvement	Improve functionality and compatibility of our SmartKit® cash card systems with OEM and other platforms.	On going

Implementation of new card scheme	The SETEC/JAYD Card Scheme was fully integrated for use in all the SmartVend products. The EFM Card Scheme was integrated for use in all SmartVend products	Completed, September 2002 Completed, December 2002

        The Registrant works closely with Mondex and VisaCash to monitor advancements in cash card technologies and undertakes research and development efforts necessary to maintain the multi-platform compatibility of its SmartKit® cash card systems.

         C.   Organizational structure

        The Registrant has a Nevada state incorporated subsidiary, Magnatron, Inc. The Registrant is not a subsidiary of any entity.

         D.   Property, plants and equipment

        The Registrant has no material tangible fixed assets.

Item 5    Operating and Financial Review and Prospects

         A.   Operating Results

For The Year Ended June 30, 2002 Compared to The Year Ended June 30, 2001.

        Revenue.        The Registrant generated $152,985 in revenue for the year ended June 30, 2002, compared with $234,810 for the year ended June 30, 2001, for a decrease of $81,825. The revenue consisted of product sales of $136,712 for the year ended June 30, 2002, compared to $196,685 for the year ended June 30, 2001. The Registrant also reported other income of $16,273 for the year ended June 30, 2002, compared with $38,125 for the year ended June 30, 2001. The decrease in product sales was due to postponement and delay in implementation by certain customers. The Registrant anticipates that revenue will increase during fiscal 2003 as the Company completes installations of its products and customers take deliveries under existing sales orders and arrangements.

        General and Administrative Expenses. General and administrative expenses consist of management compensation, rent, professional fees, telephone, travel and other general corporate expenses. General and administrative expenses were $248,521 for the year ended June 30, 2002, compared with $199,046 for the year ended June 30, 2001, for an increase of $49,475. The increase in general and administrative expenses was due to an increase in management fees and consulting fees.

        Professional fees were $67,560 for the year ended June 30, 2002, compared with $109,471 for the year ended June 30, 2001. The decrease was mainly due to lower costs for professional fees related to the Registrant’s United States filings. During fiscal 2001, Registrant incurred professional fees and costs related to the filing of its registration statement on Form 20-F.

        Payroll expenses relating to general and administrative activities were $3,760 for the year ended June 30, 2002, compared with $22,284 for the year ended June 30, 2001. Management fees were $152,490 for the year ended June 30, 2002, compared with $103,991 for the year ended June 30, 2001. Office and maintenance charges were $11,139 for the year ended June 30, 2002, compared with $9,350 for the year ended June 30, 2001.

        Investor relations expenses were $29,148 for the year ended June 30, 2002, compared with $35,950 for the year ended June 30, 2001. The decrease was due to a change in investor relation firms.

        The Registrant anticipates that future general and administrative expenses will be approximately $31,250 a month or $375,000 a year, based on current operations.

        Marketing and Business Development Expenses. Marketing and Business Development expenses consisted of compensation to employees and consultants and travel expenditures for demonstrations of the Registrant’s technology to potential strategic partners. Marketing expenses were $150,104 for the year ended June 30, 2002, compared to $253,344 for the year ended June 30, 2001. The decrease in marketing and business development expenses was attributable to efforts to reduce the Registrant’s overall costs and expenses.

For The Year Ended June 30, 2001 Compared to The Year Ended June 30, 2000.

        Revenue.        The Registrant generated $234,810 in revenue for the year ended June 30, 2001, compared with $351,613 for the year ended June 30, 2000, for a decrease of $116,803. The revenue consisted of product sales of $196,685 for the year ended June 30, 2001, compared to $313,055 for the year ended June 30, 2000. The Registrant also reported other income of $38,125 for the year ended June 30, 2001, compared with $38,558 for the year ended June 30, 2000. The decrease in product sales was due to a large order in the year ended June 30, 2000, which resulted in revenue of $211,156.

        General and Administrative Expenses. General and administrative expenses consist of management compensation, rent, professional fees, telephone, travel and other general corporate expenses. General and administrative expenses were $199,046 for the year ended June 30, 2001, compared with $240,351 for the year ended June 30, 2000, for a decrease of $41,305.

        Professional and consulting fees were $109,471 for the year ended June 30, 2001, compared with $62,763 for the year ended June 30, 2000. The increase was due to our initial filing with the Securities & Exchange Commission of our Form 20-F Registration Statement during fiscal 2001, compared to no such charge for the year ended June 30, 2000.

        Payroll expenses relating to general and administrative activities were $22,284 for the year ended June 30, 2001, compared with $23,790 for the year ended June 30, 2000. Management fees were $103,991 for the year ended June 30, 2001, compared with $102,258 for the year ended June 30, 2000. Office and maintenance charges were $9,350 for the year ended June 30, 2001, compared with $7,159 for the year ended June 30, 2000.

        Investor relations expenses were $35,950 for the year ended June 30, 2001, compared with $29,958 for the year ended June 30, 2000. The increase was due to the hiring of an investor relations firm during the year ended June 30, 2001.

        The Registrant anticipates that future general and administrative expenses will be approximately $375,000 a month or $31,250 a year, based on current operations.

        Marketing and Business Development Expenses. Marketing and Business Development expenses consisted of compensation to employees and consultants and travel expenditures for demonstrations of the Registrant’s technology to potential strategic partners. Marketing expenses were $124,924 for the year ended June 30, 2001, compared to $108,849 for the year ended June 30, 2000.

         B.   Liquidity and capital resources

        As of June 30, 2002, the Registrant’s cash position was $83,961 and its working capital deficiency was $(78,130), compared to a cash position of $12,239 and a working capital deficiency of $(624,542) as of June 30, 2001. The large reduction in the working capital deficiency was mainly due to the Registrant’s ability to raise additional capital through private placements.

        Since inception, the Registrant has financed its operations from capital contributions. During the year ended June 30, 2002, the Registrant received net proceeds of $270,000 from the sale of common stock and by issuing common shares upon the exercise of options and warrants, compared with proceeds of $452,579 for the year ended June 30, 2001. The Registrant currently has no long-term debt obligations or commitments.

        Net cash used in operating activities was $76,587 for the year ended June 30, 2002. This compares with net cash used in operating activities of $(58,654) for the year ended June 30, 2001. This increase was mainly due to an increase in proceeds from share capital subscription and foreign currency exchange. Subsequent to June 30, 2002, the Registrant completed a Private Placement of a total 333,333 units, each unit comprised of one common share and one non-transferable share purchase warrant in the capital stock of the Company at $0.30 per unit to net the treasury an aggregate of $100,000. One Warrant will entitle the holder to purchase one additional common share of the Company for a period of two years from the date of the initial purchase at $0.40 per share. The placement closed in December 2002.

        The Registrant does not generate sufficient revenue from its operations to meet its on-going cash requirements and the Registrant has no other internal sources of liquidity. The Registrant has no external sources of liquidity. The Registrant has financed its operations and capital requirements through the sale of its common shares, primarily through private placements. The Registrant anticipates its current operating expenditures will be approximately $1,537,000 for the next twelve (12) months. The Registrant currently does not have sufficient working capital and does not anticipate that revenues from its operations will be sufficient to meet its current capital requirements. The Registrant anticipates that it will be required to fund its capital requirements by raising funds through private placements of its equity or debt; however, the Registrant has currently has no commitments from potential investors.

To a large degree therefore, the operations of the Registrant are largely dependent upon the general state of the public equity capital markets, and specifically on the state of the public equity markets for small capitalization technology companies. There can be no assurance that any additional financings will be available to the Registrant on favourable terms or at all. The Registrant is subject to various risks and uncertainties, which appear elsewhere in this document.

         C.   Research and development, patents and licenses, etc.

        As disclosed elsewhere herein, the Registrant acquired its C21 Technology effective September 21, 1995. Since that time, the Registrant has continued its research and development efforts related to its SmartKit®Cash Card reader and related technologies. In November, 1999, the

Registrant received Canadian trade-mark approval for the QI logo and the following product names: SMARTVEND, QLINK, C21 and SMARTKIT.

        During fiscal 2000, the Registrant implemented a strategy to shift its focus from research and development to marketing and sales in an effort to increase revenues and brand recognition. During the fiscal year ended June 30, 2000, the Registrant financed its operations through funds received from the exercise of stock options for aggregate proceeds of $1,020,128. The Registrant incurred a loss of $844,508 during fiscal 2000.

        During fiscal 2001, the Registrant spent $287,274 on research and development but continued with its strategy to shift its focus to marketing and sales in an effort to increase revenues. During the fiscal year ended June 30, 2001, the Registrant financed its operations through funds received by issuing common shares and from the exercise of stock options for aggregate proceeds of $452,579 and through sales of $234,810. The Registrant incurred a loss of $1,066,772 during fiscal 2001.

        During the fiscal year ended June 30, 2002, the Registrant spent $405,320 on research and development and financed its operations through sales of $152,985 and by raising an aggregate of $270,000 through private placements and by issuing common shares upon the exercise of options and warrants. The Registrant incurred a loss of approximately $966,440 in fiscal 2002.

        The differences that are shown are as a result of re-distribution and re-allocation of costs for different activities.

         D.   Trend Information

        The Registrant has changed focus from an open smart card system (i.e. banks), to a closed smart card system due to the lengthy delays of the banks commercialising their smart card systems. The banks have terminated a large majority of their pilot sites. The Registrant has moved a majority of its resources and labour to developing closed smart card systems for individual companies. The closed system uses the individual proprietary cards and these cards must be used in all applications (i.e. campuses). The Registrant believes that its revised marketing strategy and the change in market conditions has resulted in an increase in demand for the Registrant’s products and orders during the first 6 months of fiscal 2003, when compared to the previous six months in fiscal 2002.

Item 6   Directors, Senior Management and Employees

         A.   Directors and senior management

        The following table sets forth the name, position with the Registrant, age and municipality of residence of directors and senior management:

Name and Municipality of Residence	Principal Occupation or Employment during the past five years	Position with Registrant	Age

Mesbah Taherzadeh, West Vancouver, British Columbia	Owner, President and C.E.O., Pacific Pool Water Products Ltd. 1996-2001	President, Chief Executive Officer and Director	59

Craig Jones, Richmond, British Columbia	Director of export Sales and Business Development with Dairyworld Foods from March, 1996-October, 1998; Management Consultant, C. Jones Associates since October, 1998; Vice-President, Sales and Marketing for QI Systems since May 1, 2000	Director, Vice-President, Sales and Marketing and Corporate Secretary	50

Billy Gene Parker Jr.,(1) The Woodlands, Texas	Owner and President, Mobill Contractor Inc., 1985-Present	Director	48

Lillie Cocunato,(1) Toronto, Ontario	Retired Businesswoman	Director	44

Matthew Yugovich Lubbock, Texas	Commercial Real Estate Developer	Director	48

Alan D. Graves(1) Surrey, British Columbia	President of Gemcore Communications Inc. since 1999; Senior Technical Consultant to QI since 1995	Director	42

(1) Member of the audit committee.

        Members of the Board of Directors are elected by the holders of the Registrant’s Shares to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting the Registrant and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors of the Registrant is an Audit Committee. The Audit Committee of the Registrant’s Board of Directors currently consists of Billy Parker, Alan Graves and Lillie Cocunato. This committee is directed to review the scope, cost and results of the independent audit of the Registrant’s books and records, the results of the annual audit with management and the internal auditors and the adequacy of the Registrant’s accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Registrant’s independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. None of the Registrant’s directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Registrant.

        No director or executive officer of the Registrant has any family relationship with any other officer or director of the Registrant.

        The following sets out additional biographical information for each of the Issuer’s directors and officers:

        Mesbah Taherzadeh, P.Eng. –McMaster University; Pahlavi University. President, Chief Executive Officer and Director. Mr. Taherzadeh, a professional engineer, brings to the Registrant over 30 years of senior executive experience. He has an extensive background in turnaround and reorganization of manufacturing businesses and has managed multi-million dollar projects. He was Director of Engineering for a national oil company and Commissioning Superintendent of a nuclear power plant in the Province of Ontario and held the position of President and CEO of two corporations in British Columbia. Mr. Taherzadeh has served as a director, President and Chief Executive Officer of the Registrant since April 27, 2001.

        Matthew Yugovich, Director, Mr. Yugovich has over 30 years of business management experience. He is currently the president of Great Western Adventure Inc. in State of Texas.

        Alan D. Graves, Director. Mr. Graves graduated from the University of British Columbia in 1983 with a BASc in Electrical Engineering. He has gained extensive technical experience working as a hardware and software design engineer for several companies over the last 20 years. His experience has covered a full range of product development in the areas of industrial process control, digital audio electronics, 1.8Ghz wireless and cable repeaters for CDMA cell phone communications, and of course vending and Smartcard payment systems. Since 1997 he has worked as an independent engineering consultant and manager for several companies including QI Systems Inc. For the last 4 years he has held the position of President of Gemcore Communications Inc. a company that specializes in providing technical direction to other companies involved in developing products using the latest technologies.

        Craig Jones, Vice-President, Sales and Marketing, Corporate Secretary and Acting Interim Principal Financial Officer. Mr. Jones has over 20 years of International Business Development experience, including 10 years of direct experience in information technology. Mr. Jones has spent most of his career in Canada and Australia developing and refining the skills required to design and implement global business strategies. Mr. Jones has worked in the areas of consumer package goods, environmental engineering, and the automotive and information technology industries. Mr. Jones joined the Company as Vice-President, Sales and Marketing on May 1, 2000 and served as the Company’s Acting President and Acting Chief Executive Officer from October 17, 2000 to April 30, 2001, and as the Company’s Corporate Secretary since October 22, 2001. From October, 1998 to date, Mr. Jones has headed the management consultant firm of C. Jones and Associates, specializing in international and national business development. The group has developed a working knowledge from a diverse range of industry categories such as consumer-packaged goods, dairy industry, environmental engineering, leisure goods, information technology and automotive aftermarket. From March, 1996 to October, 1998, Mr. Jones was employed as Director of Export Sales and Business Development with Dairyworld Foods, responsible for the sales, marketing, leadership growth and development of the company’s international business initiatives. From December, 1990 to March, 1996, Mr. Jones was President of Bayshore Pacific Trade Ltd. and worked with North American companies in developing a wide range of trans-pacific partnerships and trading opportunities. Mr. Jones currently serves as the Registrant’s acting interim principal financial officer.

         Billy Gene Parker, Jr., Director. Mr. Parker has been in the general contract business for 25 years. For the past 16 years, he has been President of Mobill Contractor Inc., a general contractor in the Houston, Texas area.

        Lillie Cocunato, Director. Ms. Cocunato is a Toronto businesswoman with over 18 years managerial experience. She was senior sales representative for Ontario for Handleman Company of Canada. For 16 years, she managed the day to day operations of a family food manufacturing business. She was President and CEO of a European import company. Recently, she has worked as a consultant to a new outdoor advertising company, setting up and organizing their Art Department.

        None of our directors and/or executive officers has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

         B.    Compensation

        The Registrant does not compensate its directors for their services as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors makes separate remuneration to any director undertaking services on behalf of the Registrant other than services ordinarily required of a director. Other than as indicated below, no director received any compensation for his services as a director, including any committee participation or special assignments.

        The Registrant grants stock options to directors, executive officers and employees, as more fully set forth below.

          Executive Compensation

        During the fiscal year ended June 30, 2002, the Company had two Named Executive Officers (for the purposes of applicable securities legislation), namely Mesbah Taherzadeh, the

Company’s President and Chief Executive Officer from May 1, 2001; Craig Jones, Vice-President of Marketing and Sales, May 1, 2000 to October 17, 2000, Acting President and Chief Executive Officer from October 18, 2000 to April 30, 2001, and then Vice-President of Marketing and Sales from May 1, 2001 and Corporate Secretary from October 22, 2001; (herein collectively referred to as the “Named Executive Officers”). The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

		Annual Compensation				Long Term Compensation
						Awards		Payouts
Name and Principal Position	Year (1)	Salary ($)		Bonus ($)(2)	Other Annual Compensation ($)	Securities Under Options/SARs(3) granted (#)(5)	Restricted Shares or Restricted Share Units ($)	LTIP(4) payouts ($)	All Other Compensation ($)

Mesbah Taherzadeh	2002	183,333	(6)	Nil	Nil	Nil	Nil	Nil	Nil
President and	2001	33,334	(6)	Nil	Nil	300,000	Nil	Nil	Nil
Chief Executive	2000	Nil		Nil	Nil	Nil	Nil	Nil	Nil
Officer

Craig Jones	2002	120,000	(7)	Nil	Nil	Nil	Nil	Nil	Nil
Vice-President,	2001	120,000	(7)	Nil	Nil	Nil	Nil	Nil	Nil
Marketing and Sales	2000	20,000	(7)	Nil	Nil	200,000	Nil	Nil	Nil

Notes:	(1)	July 1 to June 30.

(2)	Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.

(3)	Stock appreciation rights.

(4)	Long-term incentive plan

(5)	Reference is made to the section captioned “Options and Stock Appreciation Rights”.

(6)	Pursuant to the terms and conditions of an Employment Agreement dated May 1, 2001.

(7)	Pursuant to the terms and conditions of an Employment Agreement dated April 20, 2000.

Options and Stock Appreciation Rights

        No incentive stock options were granted to the Named Executive Officer(s) during the most recently completed financial year (July 1, 2001 to June 30, 2002) (the “Financial Period”).

        No incentive stock options were exercised during the Financial Period by any of the Named Executive Officers.

Pension Plan

        The Company does not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

        There are no employment contracts between the Company or its subsidiary and a Named Executive Officer except for the following:

        A.     The Company entered into an Employment Agreement dated April 20, 2000 (the “Agreement”) with Craig Jones, the Company’s Vice-President, Marketing and Sales (the “Executive”), whereby the Executive agreed to manage, supervise and direct all activities relating to the Company’s marketing and sales. The Company has agreed to pay the Executive an annual salary of $120,000 for the period from May 1, 2001 to April 30 2002, together with an incentive bonus calculated at a rate of no less than 30% of the Executive’s annual salary for the period. The annual compensation is to be reviewed annually, with the stipulation that the compensation to be paid to the Executive shall not be less than the annual salary and bonus percentage rate paid to the Executive for the immediately preceding twelve month period.

        The Agreement also provided that the Executive would receive stock options totalling 200,000 shares (which options were granted to the Executive on April 20, 2000). The Agreement commenced on May 1, 2000 and will continue for an indefinite period of time until terminated in accordance with the provisions of the Agreement.

        The Agreement may be terminated by the Company at any time for any reason without legal consequence upon 18 months written notice or payment to the Executive in lieu of notice of a lump sum equal to one and one half times the annual compensation. Should the Executive’s employment be terminated by the Executive for other than Good Reason (as defined in the Agreement) then the Company shall pay to the Executive of the annual compensation earned by or payable to the Executive during the then current fiscal year of the Company for the period to and including the date of termination, and neither the Company nor its subsidiary shall have any further obligations to the Executive under the Agreement. If the Agreement is terminated by the Company for other than just cause or terminated by the Executive for Good Reason, then the Company shall pay the Executive his annual compensation for the then current fiscal year for the period to and including the date of termination, and as partial compensation for the Executive’s loss of employment, an amount equal to one and one half times the annual compensation. The Company shall also provide the Executive with the job relocation counselling services of a firm chosen from time to time by the Executive, together with all additional reasonable expenses that the Executive may incur in connection with obtaining alternative full-time employment, including any costs associated with the relocation by the Executive to obtain such alternative employment, such total not to exceed $20,000.

        B.     The Company entered into an Employment Agreement with Mesbah Taherzadeh, the Company’s President and Chief Executive Officer (the “CEO”), dated May 1, 2001, whereby the CEO agreed to manage, supervise and direct all activities of the Company. The Company agreed to pay the CEO an annual salary of $200,000 for the period from May 1, 2001. The CEO is also entitled under the Employment Agreement to a benefits plan as is available from time to time for those individuals who are employed as senior executives of the Company. In addition, the Employment Agreement provided that the CEO would be granted an incentive stock option to purchase 300,000 shares of the Company, which option was granted to the CEO on April 26, 2001, exercisable at $1.20 per share on or before April 26, 2006. In addition an Executive Incentive Plan is to be established, based on the objectives as set out in the Company’s Strategic Business Plan, which will be developed by the CEO and the board of directors of the Company.

        Upon termination of the Employment Agreement, the average monthly compensation shall be determined by reference to the annual compensation paid to the CEO, averaged for the preceding 36 months. If there is Just Cause (as defined in the Employment Agreement) then the agreement may be immediately terminated by the Company without further compensation. If the CEO is disabled, the Company will pay the CEO for 6 months’ applicable salary and benefits. The Employment Agreement may be terminated by the Company at any time for any reason without legal consequences upon payment to the Executive of one year’s annual compensation plus all incentive bonus the CEO is entitled to, plus the right to exercise all vested stock options not exercised. Further, in the event that the Company shall terminate the Employment Agreement by the payment of one year’s annual compensation, then the Company shall continue the CEO’s entitlement to all medical, dental and disability insurance coverage for a period of one year or such shorter period as the Executive may advise.

        Should the CEO’s employment be terminated following a change in control of the Company, the Company (or the purchasing company) shall have the following payment obligations:

a)	if not previously paid, the CEO’s annual compensation for the then current fiscal year for the period to and including the date of termination plus any incentive bonuses earned; and

b)	as compensation for the CEO’s loss of employment, an amount equal to two times the CEO’s annual compensation;

c)

if the CEO holds any options, rights, warrants or other entitlement granted to him by the Company for the purchase or acquisition of shares in the capital of the Company (collectively the “Rights”), and the Rights are vested in the CEO, the CEO shall have 60 days to exercise his Rights by forwarding payment for the exercise of his Rights to the Company; and

d)	the Company shall pay to the CEO all outstanding and accrued vacation pay to the date of termination.

        If the CEO’s employment is terminated for Just Cause, the Company shall pay to the CEO, if not previously paid, the fraction of the annual compensation earned by or payable to the CEO by the Company or its subsidiaries during the then current fiscal year of the Company for the period to and including the date of termination and neither the Company nor its subsidiaries shall have any further obligations to the Executive under the Employment Agreement, save as provided for in the Employment Agreement in the event of the CEO’s death or should the CEO become disabled.

        Other than as disclosed above, there is no compensatory plan or arrangement, including payments to be received from the Company or its subsidiaries, with respect to the Named Executive Officers.

        The aggregate amount of compensation paid by the Registrant and its subsidiaries during the fiscal year ended June 30, 2002 to all officers and directors as a group, for services in all capacities was $223,919.

        No amounts have been set aside or accrued by the Registrant during fiscal 2002 to provide pension retirements or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.

        The Registrant has no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Registrant in the current year to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 ($94,000 Cdn.) per executive officer, except as set out above.

        Except as set out above and as discussed in “Options and Warrants to Purchase Securities from the Registrant or Subsidiary”, the Registrant has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Registrant’s directors or executive officers.

        Stock Options

        As of June 30, 2002, the Registrant had 1,516,500 incentive stock options outstanding. The names and titles of the Registrant’s directors, executive officers, administrators, supervisors and management to whom outstanding stock options have been granted and the number of Common Shares subject to such stock options, as at June 30, 2002, are set forth below.

Name	Number of Shares	Exercise Price Per Share	Expiry Date

Craig Jones	200,000	$1.32	April 20, 2005

Mesbah Taherzadeh	300,000	$0.79	April 26, 2006

The exercise price of the stock options is stated in U.S. dollars.

        No funds have been set aside or accrued by the Registrant to provide pension, retirement or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.

         C.    Board practices

        Set forth below is the expiration of the current term of office and the period during which such person has served in that office:

Name	Position	Expiration of Term of Office	Period of Service

Mesbah Taherzadeh	President, CEO and Director(1)	December, 2003	since May 1, 2001

Billy Gene Parker Jr	Director	December, 2003	since November 13, 2001

Lillie Cocunato	Director	December, 2003	since December 19, 2001

Craig Jones(2)	Vice-President, Sales and Marketing and Corporate Secretary(1)	December, 2003	since May 1, 2000
	Director	December, 2003	Since October 2002

Matthew Yugovich	Director	December, 2003	Since October 2002

Alan Graves	Director	December, 2003	Since December 2002

(1)    Officers are appointed by the directors for a term expiring at the following Annual General Meeting.
(2)    Craig Jones also served as Acting President and Acting Chief Executive Officer of the Registrant from October 17, 2000 to April 27, 2001 and Corporate Secretary
since October 22, 2001.

There are no Director’s service contracts which provide benefits upon the termination of employment except for an Employment Agreement dated April 20, 2000 with Craig Jones and an Employment Agreement dated May 1, 2001 with Mesbah Taherzadeh, particulars of which have been set out above under Item 6.B. “Compensation”.

        Set forth below are the names of the members of the Registrant’s audit committee:

Billy Parker
Lillie Cocunato
Alan D. Graves

        The Audit Committee is directed to review the scope, cost and results of the independent audit of the Registrant’s books and records, the results of the annual audit with management and the internal auditors and the adequacy of the Registrant’s accounting, financing and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Registrant’s independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters.

         D.   Employees

        The Registrant had the following number of employees at the end of each of the following fiscal years:

June 30, 2002	June 30, 2001	June 30, 2000
16 employees	18 employees	14 employees

         E.   Share ownership

        Set forth below are details of the share ownership of the Registrant’s directors, executive officers, administrators, supervisors and management as of November 1, 2002 based on information provided by such persons:

Name	Securities beneficially owned, directly or indirectly or over which direction or control is exercised	Percent of Issued and Outstanding Share Capital(1)

Mesbah Taherzadeh	19,000	*
Billy Gene Parker Jr	1,669,800	10.42%
Lillie Cocunato	35,000	*
Craig Jones	10,000	*
Mathew Yugovich (2)	132,000	*
Alan Graves (2)	80,000	*

* Less than 1%. (1) 16,030,168 common shares were issued and outstanding as of November 1, 2002. (2) Appointed to the Board December, 2002.

        A summary of outstanding options granted to the above individuals to purchase common shares of the Registrant is set forth below:

Name	Number of Shares		Exercise Price Per Share	Expiry Date

Craig Jones	200,000		$1.32	Apr. 20, 2005
Mesbah Taherzadeh	300,000		$0.79	Apr. 26, 2006
Billy Gene Parker	50,000	(1)	$0.50	December 31, 2007
Lillie Cocunato	50,000	(1)	$0.50	December 31, 2007
Mathew Yugovich	50,000	(1)	$0.50	December 31, 2007
Alan Graves	96,000	(1)	$0.50	December 31, 2007
	24,000	(1)	$0.50	December 31, 2004

(1)	These options were granted by the Board on December 31, 2002. The exercise price of the stock options is stated in U.S. dollars.

Item 7    Major Shareholders and Related Party Transactions

         A.   Major shareholders

        The following shareholders beneficially own greater than 5% of the Registrant’s common shares.

Name	Number of Voting Securities	Percentage of Issued Voting Securities

Billy Gene Parker Jr	1,669,800	10.42%
James D. Roberts	2,405,000	15%

(1)     The percent is an increase of 3.22 % from his share ownership as of November 14, 2002 (833,762 shares).

(2)     Based on the Company’s registered shareholder list. Mr. Roberts most recent insider report as shown on the website of the British Columbia Securities Commission indicates that his current shareholdings total 1,230,030 shares and the Registrant has been advised by Mr. Roberts that he is no longer an insider of the Company.

        All of the Registrant’s shareholders have the same voting rights.

        As of November 1, 2002, 4,555,570 common shares were held by 58 registered shareholders resident in the United States.

        The Registrant is not directly or indirectly owned or controlled by another corporation, any foreign government or by any other natural or legal person(s) severally or jointly.

        There are no arrangements, known to the Registrant, the operation of which may at a subsequent date result in a change of control of the Registrant.

         B.   Related party transactions

        During the period since the beginning of the Registrant’s preceding three financial years up to the date hereof, the Registrant has entered into the following related party transactions:

        On March 31, 1999, the Registrant entered into a Settlement Agreement to settle disputes among James Roberts, the Registrant’s former President and Chief Executive Officer, and Robert Angus and the Registrant and Equus Technologies, an entity controlled by Robert Angus, related to the C21 Technologies. See “Material Agreements – Agreements Related to the C21 Technology.”

        The Registrant entered into an Employment Agreement with Craig Jones dated April 20, 2000, pursuant to which the Mr. Jones agreed to be employed as the Registrant’s Vice-President,

Marketing and Sales, and to be responsible for the management, supervision and direction of all activities relating to marketing and sales. The term of the Employment Agreement commenced May 1, 2000 and the agreement provides for an annual salary of Cdn.$120,000. The Employment Agreement also provides that during the period from May 1, 2000 to April 30, 2001, the Registrant will pay Mr. Jones an incentive bonus (the “Executive Incentive Plan”) calculated at a rate no less than 30% of his annual salary based on performance criteria approved by the Registrant’s Board of Directors. The Registrant’s Board of Directors and Craig Jones are in the process of developing the performance criteria in which the incentive bonus will be determined. The Employment Agreement also provides that the Registrant shall grant to the Executive an incentive stock option to purchase up to 200,000 of common shares, exercisable for a period of five years, at a price of Cdn.$5.50 per common share. As set out above, the exercise price of the option was amended on December 22, 2000 to Cdn.$2.00 per common share, subject to the receipt of TSX approval.

        During the period January, 2001 to August, 2001, the Registrant received funding by way of loans in the amounts of US$297,315 (Cdn$450,000) and US$30,000 (together the “Loan”) from James Roberts, past President of the Registrant, and his wife, Ursula Roberts, respectively, (the “Lenders”) to provide the Registrant with general ongoing working capital. Mr. Roberts is currently a significant shareholder and insider in the Registrant owning or controlling, to the best of the Company’s knowledge, 1,420,000 shares in the Registrant. He is currently not a member of senior management or the Board of Directors. The Loan plus interest was repaid in July, 2002 with interest totalling $34,617.

        The Registrant entered into an Employment Agreement with Mesbah Taherzadeh, the Registrant’s President and Chief Executive Officer (the “CEO”), dated May 1, 2001, whereby the CEO agreed to manage, supervise and direct all activities of the Registrant. The Registrant agreed to pay the CEO an annual salary of $200,000 for the period from May 1, 2001. The CEO is also entitled under the Employment Agreement to a benefits plan as is available from time to time for those individuals who are employed as senior executives of the Registrant. In addition, the Employment Agreement provided that the CEO would be granted an incentive stock option to purchase 300,000 shares of the Registrant, which option was granted to the CEO on April 26, 2001, exercisable at $1.20 per share on or before April 26, 2006. In addition an Executive Incentive Plan is to be established, based on the objectives as set out in the Company’s Strategic Business Plan, which will be developed by the CEO and the board of directors of the Company.

        On September 10, 2001, the Registrant entered into a private placement subscription agreement with Billy Gene Parker Jr. whereby Mr. Parker purchased from the Registrant 625,000 shares at $0.40 per share. Subsequent to the private placement, namely on November 13, 2001, Mr. Parker joined the board of directors of the Registrant.

        For the period from July 1, 2000 to June 30, 2001, the Registrant paid $87,155 in consulting fees to directors and officers. As at June 30, 2001 and 2000, amounts of $79,063 and $69,515, respectively, were due to these directors and officers in respect of these fees, and included in accounts payable. For the period ending June 30, 2002 consulting fees of $154,435 were paid with a balance of $68,253 included in accounts payable.

        Interest of $7,467 was incurred during the year ended June 30, 2000 on loans from two shareholders and directors amounting to $422,500. The loans were unsecured, bore interest at 10% per annum and were fully repaid prior to June 30, 2000.

        In May, 2002, James Roberts purchased 1,170,000 units of the company, Mesbah Taherzadeh purchased 10,000 units of the Company , Lillie Cocunato, purchased 24,000 units of the Company, Douglas Brazier purchased 160,000 units, Craig Jones purchased 10,000 units of the Company and Billy G. Parker purchased 750,000 units of the Company, all at the price of US$0.30/Cdn$0.50 per unit from a private placement which with a total issuance of 200,000 common shares at US$0.30/Cdn.$0.50 per common share and 3,550,000 units of the Company at a price of US$0.30/Cdn.$0.50 per unit. Total proceeds raised were US$1,125,000 (Cdn.$1,875,000) by way of private placement. Each unit comprised one share and one non-transferable share purchase warrant entitling the holder to purchase one further share of the Company for a period of two years at an exercise price of US$0.40/Cdn.$0.67 per share. An aggregate of 2,124,000 units for a purchase price of US$637,200/Cdn.$1,062,000 were purchased by insiders of the Company.

         C.   Interests of experts and counsel

        Not applicable.

Item 8    Financial Information

         A.   Consolidated statements and other financial information

1.	financial statements audited by an independent auditor and accompanied by an audit report comprised of:

(a)	Consolidated Balance Sheets as of June 30, 2002 and 2001;

(b)	Consolidated Statements of Operations and Deficit for the three years ended June 30, 2002, 2001 and 2000;

(c)	Consolidated statements of cash flows for the three years ended June 30, 2002, 2001 and 2000;

(d)	Notes to the consolidated financial statements.

are attached hereto and form a part hereof.

The Registrant is not involved and has not been involved in any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Registrant’s financial position or profitability, including governmental proceedings pending or known to be contemplated.

The Registrant has not, during its last five completed financial years, declared or paid any dividends on its common shares and does not currently intend to pay dividends. Earnings, if any, will be retained to finance further growth and development of the business of the Issuer.

         B.   Significant changes

        Subsequent to June 30, 2002, the Registrant completed a Private Placement of a total 333,333 units, each unit comprised of one common share and one non-transferable share purchase warrant in the capital stock of the Company at $0.30 per unit to net the treasury an aggregate of $100,000. One Warrant will entitle the holder to purchase one additional common share of the Company for a period of two years from the date of the initial purchase at $0.40 per share. The placement closed in December 2002.

Item 9    The Offer and Listing

         Markets

        The Common Shares of the Registrant trade on the TSX Venture Exchange (the “TSX”) under the symbol QIIU.V The TSX was previously known as the Canadian Venture Exchange (the “CDNX”) prior to its acquisition by the Toronto Stock Exchange on May 29, 2001. The CDNX was the result of the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange on November 29, 2001. Prior to the establishment of the CDNX, the Registrant’s common shares traded on the Vancouver Stock Exchange (the ‘VSE”). The VSE, CDNX and TSX are collectively referred to herein as the “TSX”. The following table sets out the price history of the Registrant’s Common Shares on TSX and its relevant predecessors for the periods indicated:

TSX Yearly Price History - Five most recent fiscal years
Period		High (Cdn$)	Low (Cdn$)

Fiscal 1998	12 Month Period ended June 30, 1998	10.13	2.00
Fiscal 1999	12 Month Period ended June 30. 1999	9.18	5.50
Fiscal 2000	12 Month Period ended June 30, 2000	10.50	2.00
Fiscal 2001	12 Month Period ended June 30, 2001	5.05	0.80

Period		High (Cdn$)	Low (Cdn$)

Fiscal 2002	12 Month Period ended June 30, 2002	0.90	0.18

TSX Quarterly Price History - Two most recent fiscal years
Period		High (Cdn$)	Low (Cdn$)

Fiscal 2001	First Fiscal Quarter ended September 30, 2000	5.05	2.40
	Second Fiscal Quarter ended December 31, 2000	3.10	1.25
	Third Fiscal Quarter ended March 31, 2001	2.60	1.20
	Fourth Fiscal Quarter ended June 30, 2001	2.05	0.80

		High (Cdn$)	Low (Cdn$)

Fiscal 2002	First Fiscal Quarter ended September 30, 2001	0.90	0.35
	Second Fiscal Quarter ended December 31, 2001	0.69	0.45
	Third Fiscal Quarter ended March 31, 2002	0.85	0.54
	Fourth Fiscal Quarter ended June 30, 2002	0.70	0.18

TSX Monthly Price History - Six most recent months
Period - 2002	High (US$)	Low (US$)
July	.35	.10
August	.50	.20
September	.35	.22
October	.35	.20
November	.30	.12
December	.20	.15

The Registrant began trading in U.S. dollars on July 30, 2001.

The following table sets out the price history of the Registrant's Common Shares on the OTCBB from May 23, 2002, being the date the Registrant's Common Shares commenced trading, and for the following periods indicated (in US dollars):

OTCBB Yearly Price History - Five most recent fiscal years
Period		High (US$)	Low (US$)

Fiscal 1998	12 Month Period ended June 30, 1998	N/A	N/A
Fiscal 1999	12 Month Period ended June 30. 1999	N/A	N/A
Fiscal 2000	12 Month Period ended June 30, 2000	N/A	N/A
Fiscal 2001	12 Month Period ended June 30, 2001	1.20	0.70
Fiscal 2002	12 Month Period ended June 30, 2002	1.30	.16

OTCBB Quarterly Price History - Two most recent fiscal years
Period		High (US$)	Low (US$)

Fiscal 2001	First Fiscal Quarter ended September 30, 2000	N/A	N/A
xx	Second Fiscal Quarter ended December 31, 2000	N/A	N/A
xx	Third Fiscal Quarter ended March 31, 2001	N/A	N/A
xx	May 23 to June 30, 2001	1.20	0.70
Fiscal 2002	First Fiscal Quarter ended September 30, 2001	1.30	0.47
xx	Second Fiscal Quarter ended December 31, 2001	0.69	0.40
xx	Third Fiscal Quarter ended March 31, 2002	0.95	0.65
xx	Fourth Fiscal Quarter ended June 30, 2002	0.73	0.16

OTCBB Monthly Price History - Six most recent months
Period - 2002	High (US$)	Low (US$)
July	0.31	0.08
August	0.43	0.24
September	0.35	0.20
October	0.50	0.19
November	0.36	0.11
December	0.27	0.15
The Registrant began trading in U.S. dollars on July 30, 2001.

        The Registrant’s common shares began trading on the Berlin Stock Exchange on March 23, 2000. The WKN number is 865-679. Trading figures are not shown as the majority of the trading of the Registrant takes place on the TSX and the OTCBB.

Item 10    Additional Information

         A.    Share capital

        Not applicable.

         B.    Memorandum and articles of association

        1.     The Memorandum and Articles of the Registrant and the related disclosure called for by this item are contained in, and incorporated by reference, in Item 10B of the Registrant’s previously filed Form 20-F as filed in January 2002

         C.    Material Contracts

        Following are summaries of material contracts, other than those entered into in the ordinary course of business, entered into by the Company for a period of no less than the two (2) years preceding the date of this document:

1.	Employment Agreement dated May 1, 2001

See the disclosure under the heading “Compensation” in Section 6.B. herein.

2.	Private Placement Subscription Agreement dated September 10, 2001

On September 10, 2001, the Registrant entered into a private placement Subscription Agreement with Billy Gene Parker Jr. whereby Mr. Parker purchased from the Registrant 625,000 shares at $0.40 per share. Subsequent to the private placement, namely on November 13, 2001, Mr. Parker joined the board of directors of the Registrant.

3.	Termination Agreement dated April 28, 2000

The Registrant entered into a Termination Agreement dated April 28, 2000 with Richard H. Murray whereby the Registrant would pay Mr. Murray a onetime fee of $125,000 if he resigned within 90 days of May 15, 2000. Mr. Murray resigned on August 11, 2000.

4.	Private Placement Subscription Agreements dated May, 2002

In May, 2002, the Registrant entered into private placement Subscription Agreements with Billy Gene Parker Jr. Mesbah Taherzadeh, Craig Jones, Lillie Cocunato, Douglas Brazier and James Roberts. whereby they purchased an aggregate of 2,124,000 units for a purchase price of US$637,200/Cdn.$1,062,000 from the Registrant. Each unit comprised one share and one non-transferable share purchase warrant entitling the holder to purchase one further share of the Company for a period of two years at an exercise price of US$0.40/Cdn.$0.67 per share. were purchased by insiders of the Company

         D.   Exchange controls

        Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. However, any dividends remitted to U.S. Holders, as defined below, will be subject to withholding tax. See “Item 10(E) — Taxation”.

        Except as provided in the Investment Canada Act (the “Act”), there are no limitations specific to the rights of non-Canadians to hold or vote the common stock of the Company under the laws of Canada or in the charter documents of the Company.

        Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment by an American investor in the Company.

        The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act. The notification procedure involves a brief statement of information about the investment of a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

        If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

        The following investments by non-Canadians are subject to notification under the Act: (1) an investment to establish a new Canadian business; and (2) an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

(1)

        direct acquisitions of control of Canadian businesses with assets of CDN$5 million or more unless the acquisition is being made by an American investor; (2) direct acquisitions of control of Canadian businesses with assets of CDN$152 million or more by an American investor; (3) indirect acquisitions of control of Canadian businesses with assets of CDN$5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor; (4) indirect acquisitions of control of Canadian businesses with assets of CDN$152 million or more by an American investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired; (5) indirect acquisitions of control of Canadian businesses with assets of CDN$50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor in which case there is no review; and (6) an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, audio or video music recordings, or music in print or machine-readable form.

        Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or de jure voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

        An American, as defined in the Act includes an individual who is an American national or a lawful, permanent resident of the United States, a government or government agency of the

United States, an American-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither American-controlled or Canadian-controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans. The higher thresholds for Americans do not apply if the Canadian business engages in activities in certain sectors such as oil, natural gas, uranium, financial services (except insurance), transportation services or media activities.

        The Act specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities. Given the nature of the Company’s business and the size of its operations, management does not believe the Act would apply to an investment in the Company’s shares by a U.S. investor. The Act provides for civil penalties for non-compliance with any provision except breach of confidentiality or provision of false information, for which there are criminal penalties.

         E.   Taxation

United States Federal Income Tax Consequences

        The following is a discussion of material United States federal income tax consequences, under current law, applicable to a US Holder (as hereinafter defined) of common shares of the Registrant. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Income Tax Considerations” for material Canadian federal income tax consequences).

        The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

        As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

         U.S.Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

        In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

        Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

        Certain information reporting and backup withholding rules may apply with respect to the Company’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% of any payments to a holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Foreign Tax Credit

        A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, ” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Company

        A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

        In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

        If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company’s gross income for such year was “foreign personal holding company income” (e.g. dividends, interest and similar income), the Company may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income”to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

        If 50% or more of the combined voting power or total value of the Company’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

        As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which produce or are held for the production of passive income. U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain “excess distributions” on and dispositions of PFIC stock. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime of section 1291 described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses. This alternative will apply to taxable years of U.S. Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U.S. Holders.

        The Company believes that it was not a PFIC for its fiscal year ended June 30, 2002 and does not believe that it will be a PFIC for the fiscal year ending June 30, 2003. However, because the PFIC determination is made annually on the basis of income and assets, there can be no assurance that the Company will not be a PFIC in the current or in a subsequent year. In addition, there can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEFs in the event that it qualifies as a PFIC.

Controlled Foreign Corporation

        If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company (“United States Shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

Canadian Federal Income Tax Considerations

        The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Registrant.

         Dividends

        A Holder will be subject to Canadian withholding tax equal to 25% , or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on this common shares. Under the Canada-US Income Tax Convention (the “Treaty”) the rate of withholding tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced to 15%. The Registrant will be required to withhold the applicable amount of withholding tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder is reduced to 15% (5% if the shareholder is a corporation owning at least 10% of the outstanding voting common shares of the Registrant.)

         Disposition of Common Shares

        A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

        Generally, a common share will not constitute taxable Canadian property of a Holder unless not listed on a stock exchange, he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Registrant.

        A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

        A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include 50% of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct 50% of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

         F.   Dividends and paying agents

        Not applicable.

         G.   Statement by experts

        Not applicable.

         H.   Documents on display

        Copies of material contracts herein described may be examined at the head office of the Registrant at Unit 101, 3820 Jacombs Road, Richmond, British Columbia, V6V 1Y6. or at the registered office of the Registrant, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours.

         I.   Subsidiary information

        Not applicable.

Item 11    Quantitative and Qualitative Disclosures About Market Risk

        The Company believes that it does not have any material exposure to interest or commodity risks. The Company does not own any derivative instruments, does not engage in any hedging transactions and does not have any outstanding long-term debt.

Item 12    Description of Securities Other Than Equity Securities

         A.   Debt Securities.

         Not applicable.

         B.   Warrants and rights

         Not applicable.

         C.   Other securities

         Not applicable.

         D.   American Depositary Shares

         Not applicable

Item 13    Defaults, Dividends Arrearages and Delinquencies.

        Not Applicable

Item 14     Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not Applicable

Item 15    Controls and Procedures

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

        There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Item 16    [Reserved]

        Not Applicable

PART III

Item 17    Financial Statements

        The Report and Consolidated Financial Statements for the years ended June 30, 2002 are reported by Wolrige Mahon, Chartered Accountants and the 2001 (the “Annual Statements”) are reported on by PricewaterhouseCoopers LLP, Chartered Accountants. These Annual Statements were prepared in accordance with generally accepted accounting principles in Canada, which differ from general accepted accounting principles in the United States. See Note 13 to the Annual Statements.

        The following financial statements and related schedules are included in this Item:

         Auditors’ Report.

Consolidated Balance Sheets as at June 30, 2002 and 2001.

Consolidated Statements of Operations and Deficit for the three years ended June 30, 2002, 2001 and 2000. Consolidated Statements of Cash Flows for the years ended June 30, 2002, 2001 and 2000. Notes to Consolidated Financial Statements.

QI SYSTEMS INC.

Richmond, B.C.

FINANCIAL STATEMENTS

June 30, 2002

AUDITORS’REPORT

To the Shareholders of QI Systems Inc.:

We have audited the balance sheet of QI Systems Inc. as at June 30, 2002 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia company act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The audited financial statements as at June 30, 2001 and 2000 and for the years then ended were examined by other auditors who expressed an opinion without reservation on those statements in their reports dated October 18, 2001and August 25, 2000 respectively.

       “Wolrige Mahon”

CHARTERED ACCOUNTANTS

Vancouver, Canada
October 8, 2002, except Note 8 which is as of November 1, 2002

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated October 8, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

       “Wolrige Mahon”

CHARTERED ACCOUNTANTS

Vancouver, Canada
October 8, 2002

QI SYSTEMS INC.

STATEMENT OF OPERATIONS AND DEFICIT

For the years ended June 30, 2002, 2001 and 2000
(Expressed in U.S. dollars)

	2002 $	2001 $	2000 $

Revenue
Product sales	136,712	196,685	313,055
Service and contract work	16,273	38,125	38,558

	152,985	234,810	351,613
Cost of goods sold	147,452	380,870	117,517

	5,533	(146,060)	234,096

Expenses
Development costs	405,320	287,274	612,239
Marketing	150,105	253,344	138,807
Administration	248,521	199,046	240,351
Professional fees	67,560	109,471	62,764
Amortization	59,667	59,012	18,995
Bad debt	--	7,018	--
Financing costs and interest	40,926	6,800	7,467

	972,099	921,965	1,080,623

Operating loss	(966,566)	(1,068,025)	(846,527)
Interest income	126	1,253	2,019

Net loss	(966,440)	(1,066,772)	(844,508)

Deficit, beginning of year	(8,375,330)	(7,308,558)	(6,464,050)

Deficit, end of year	(9,341,770)	(8,375,330)	(7,308,558)

Loss per share - basic and diluted (Note 11)	(0.08)	(0.09)	(0.07)

QI SYSTEMS INC.

BALANCE SHEET

As at June 30, 2002 and 2001
(Expressed in U.S. dollars)

	2002 $	2001 $

Assets

Current
Cash	83,961	12,239
Receivables	37,749	28,840
Share subscriptions receivable (Note 8)	--	815,994
Prepaid expenses	6,347	2,204
Inventory (Note 4)	143,170	169,431

	1,087,221	212,714
Capital assets (Note 5)	21,835	80,844

	1,109,056	293,558

Liabilities

Current
Payables and accruals (Note 7)	813,936	539,941
Shareholder loan (Note 6)	326,415	297,315
Deferred revenue	25,000	--

	1,165,351	837,256

Share Capital and Deficit

Share capital (Note 8)	7,967,877	7,697,877
Share capital subscribed (Note 8)	1,187,809	--
Warrants	164,000	164,000
Deficit	(9,341,770)	(8,375,330)
Cumulative translation adjustment	(34,211)	(30,245)

	(56,295)	(543,698)
Going concern (Note 1)

Commitments and contingencies (Note 12)

	1,109,056	293,558

QI SYSTEMS INC.

STATEMENT OF CASH FLOWS

For the years ended June 30, 2002, 2001 and 2000
(Expressed in U.S. dollars)

	2002 $	2001 $	2000 $

Cash flows related to operating activities
Loss for the year	(966,440)	(1,066,772)	(844,508)
Amortization	59,667	59,012	18,995
Writedown of inventory	--	50,000	--

	(906,773)	(957,760)	(825,513)
Changes in non-cash working capital
Receivables	(8,909)	69,473	(20,864)
Prepaid expenses	(4,143)	32,303	(32,900)
Inventory	26,261	(219,431)	--
Payables and accruals	273,995	383,103	(120,604)
Deferred revenue	25,000	--	--

	(594,569)	(692,312)	(999,881)

Cash flows related to investing activities
Investment in capital assets	(659)	(107,752)	(1,391)

Cash flows related to financing activities
Proceeds from shareholder loans	30,000	288,831	(34,176)
Proceeds from private placements	270,000	452,579	1,020,128
Proceeds from share capital subscribed	371,815	--	--

	671,815	741,410	985,952

Foreign exchange effect	(4,865)	(2,699)	13,325

Net increase (decrease) in cash	71,722	(61,353)	(1,995)
Cash, beginning	12,239	73,592	75,587

Cash, ending	83,961	12,239	73,592

Supplementary information
Interest received	126	1,253	2,019
Interest paid	(40,926)	(6,800)	7,467
Income taxes paid	--	--	--

Non-cash transactions (Note 8)

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2002 and 2001
(Expressed in U.S. dollars)

Note 1   Going Concern

The company was incorporated in 1978 under the British Columbia Company Act. The company manufactures, designs and sells readers that allow the use of cash payment systems for self-serve applications such as vending, laundromat machines, transit fare collection systems and newspaper vending machines.

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. The use of such principles may not be appropriate because as at June 30, 2002, there was substantial doubt that the company would be able to continue as a going concern.

The company has significant losses, a working capital deficiency and an accumulated deficit. The company requires additional capital and revenue sources.

Management continues to seek additional financing and revenue sources. Although there is no assurance that the company will be successful in these actions, management is confident that it will be able to secure the necessary financing and improve operating cash flow to enable it to continue as a going concern. These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

Note 2    Significant Accounting Policies

Amortization of Capital Assets

Capital assets are carried at cost less accumulated amortization. Amortization is calculated annually as follows:

Furniture and fixtures	-	20%		declining balance
Computer equipment	-	30%		declining balance
Moulds, tools and test equipment	-	10	0%	declining balance

except in the year of acquisition, at which time amortization is provided for at one-half the annual rate.

Inventories and Cost of Goods Sold

The company records inventories at the lower of cost, calculated on a weighted average basis, and estimated net realizable value.

Cost of goods sold comprises materials, direct labour and direct overhead expenditures incurred in the production process.

Revenue Recognition

Revenues are derived primarily from equipment sales and non-recurring engineering fees. Revenue is recognized upon delivery of equipment and completion of non-recurring engineering work. Service, installation and contract revenue is recognized upon completion and acceptance.

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2002 and 2001
(Expressed in U.S. dollars)

Note 2    Significant Accounting Policies (continued)

Development Costs

Development costs include on-going research and development of the modular payment system — SmartKit III. Development costs are expensed as incurred unless they meet the criteria for deferral under the Canadian generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Current exchange rates are used to translate monetary assets and liabilities, and historical exchange rates are used for non-monetary assets and liabilities. Revenues and expenses are translated at average monthly exchange rates. The company has adopted the United States dollar as its reporting currency, although the Canadian dollar is its functional currency.

For reporting purposes, assets and liabilities are translated at the current exchange rate, revenues and expenses are translated at average exchange rates, and equity and share capital are translated at historical exchange rates.

Stock-based Compensation Plans

The company has an Employee Incentive Stock Option Plan which is described in Note 7. No compensation expense is recognized for this plan when stock or stock options are issued to employees or consultants as options are normally issued at a price equivalent to the market price on date of issue. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

Warrants

Consideration received on the exercise of warrants or purchase of stock is credited to share capital.

Detachable warrants are allocated a portion of the proceeds from debt or share issues based on fair values and included in additional paid-in capital warrants until the warrants are exercised or expired.

Note 3    Financial Instruments

The fair value of the Company’s cash, receivables, share subscriptions receivable and payables accruals approximates their carrying amount due to the relatively short periods to maturity of the instruments. The maximum credit risk exposure for all financial assets is the carrying amount of that asset.

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2002 and 2001
(Expressed in U.S. dollars)

Note 4    Inventory

	2002 $	2001 $
Raw materials	170,563	129,852
Work-in-process	11,660	13,326
Finished goods	10,947	76,253

	193,170	219,431
Less: Inventory writedown	(50,000)	(50,000)

	143,170	169,431

Note 5   Capital Assets

	Cost $	2002 Accumulated Amortization $	Net $	Cost $	2001 Accumulated Amortization $	Net $
Furniture and fixtures	22,268	16,502	5,766	22,268	15,060	7,208
Computer equipment	72,739	56,670	16,069	72,080	49,924	22,156
Moulds, tools and
test equipment	100,705	100,705	--	100,705	49,225	51,480

	195,712	173,877	21,835	195,053	114,209	80,844

Note 6   Shareholder loan

Interest of $34,617 was incurred during the year ended June 30, 2002 (2001 — $6,186) on loans from two shareholders amounting to $326,415 (2001 — $297,315). The loans bore interest at 12% per annum. Subscribed shares were issued in settlement of the loans subsequent to year end.

Note 7   Related Party Transactions and Balances

During the year, the company paid $154,435 (2001: $87,155) in consulting fees to directors and officers and former directors and officers of the company. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at June 30, 2002 and 2001, amounts of $68,253 and $79,063, respectively, were due to these directors and officers relating to these fees, and included in accounts payable.

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2002 and 2001
(Expressed in U.S. dollars)

Note 8    Share Capital

Authorized:

200,000,000 common shares with no par value

Issued and outstanding:

	Number of Shares	Amount $
Issued for cash
Balance - June 30, 2000	11,355,714	7,409,298
Private placement	250,000	446,231
Warrants	--	(164,000)
Options exercised	4,000	6,348

Balance - June 30, 2001	11,609,714	7,697,877
Issued for cash
Private placements	670,454	270,000

Balance - June 30, 2002	12,280,168	7,967,877

Share Capital Subscribed

On May 3, 2002 the Company adopted a share capital subscription plan to issue 3,750,000 units at a price of $0.30 ($0.50 Canadian) per unit by way of private placement. Each unit is comprised of one common share and one share purchase warrant of the company, exercisable for a period of 24 months from May 3, 2002 at a price of $0.40 per share. The shares were issued as follows:

	Number of Shares	Amount $
Subscribed shares issued for
cash	1,980,000	607,794
Subscribed shares issued in
settlement of debt:
Shareholder loan	1,000,000	326,415
Trade accounts payable	770,000	253,600

	3,750,000	1,187,809

Subsequent to year end all 3,750,000 subscribed shares were issued.

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2002 and 2001
(Expressed in U.S. dollars)

Note 8    Share Capital (continued)

Warrants

On August 23, 2000, the company completed a private placement for net proceeds of $446,231. The placement comprised of 250,000 units; each unit comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $1.85 (Cdn $2.80) for a period of two years from August 23, 2000. $164,000 of the proceeds of the private placement has been allocated to warrants. As at June 30, 2002, all 250,000 warrants were outstanding. These warrants expired August 23, 2002.

Escrow Shares

Issued share capital includes 750,000 shares held in escrow subject to release at the direction of the Superintendent of Brokers of British Columbia.

Stock Options

The company issues stock options as approved by the board of directors to employees, consultants and directors. Options are issued at the average trading price of the 10 days preceding the grant date and may be granted for periods of up to five days. The vesting schedule for each grant is determined by the board of directors. As at June 30, 2002 the total number of options approved for issue is 2,175,000, of which no more than 1,085,000 options may be granted to insiders.

A summary of the status of the company’s stock option plan as of June 30, 2002 and 2001, and changes during the years ending on those dates, is presented below:

	Number of Shares	2002 Weighted Average Exercise Price				Number of Shares	2001 Weighted Average Exercise Price
		US$		Cdn$			US$	Cdn$
Outstanding -
Beginning of year	1,809,900	1.14		1.73		1,321,900	2.89	4.24
Granted	--	-	-	-	-	907,000	0.94	1.43
Exercised	--	-	-	-	-	(4,000)	1.59	2.35
Forfeited	(293,400)	1.32		2.10		(415,000)	2.15	3.28

Outstanding -
End of year	1,516,500	1.09		1.65		1,809,900	1.14	1.73

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2002 and 2001
(Expressed in U.S. dollars)

Note 8    Share Capital (continued)

Exercise Price		Options Outstanding		Options Exercisable
US$	Cdn$	Number outstanding at June 30, 2002	Weighted average remaining contractual life (years)	Number exercisable at June 30, 2002

0.79	1.20	650,000	3.71	158,500
1.32	2.00	866,500	2.25	685,500
		1,516,500	2.87	844,000

Note 9    Segmented Information

The company operates in one business segment: the development, manufacture and installation of unattended point of sale smartcard applications.

Revenues by country are as follows:

	2002 $	2001 $
Canada	115,700	151,872
United States	37,285	53,167
Venezuela	--	25,155
Norway	--	4,616

	152,985	234,810

All capital assets are located in Canada.

During the year ended June 30, 2002, one customer accounted for 70% of product sales.

During the year ended June 30, 2001, three customers accounted for 27%, 18% and 11% of product sales respectively.

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2002 and 2001
(Expressed in U.S. dollars)

Note 10    Income Taxes

The company has accumulated losses of $4,816,407 for income tax purposes which may be deducted in the calculation of taxable income in future years. The losses expire as follows:

$
2003	230,884
2004	411,855
2005	601,070
2006	827,742
2007	800,865
2008	1,008,024
2009	935,967

4,816,407

In addition, the company has incurred scientific research and experimental development expenditures (SR&ED) of approximately $1,806,227 to date for income tax purposes which may be carried forward indefinitely and deducted in the calculation of taxable income in future years.

The company has also accumulated non-refundable investment tax credits of $414,662 which may be applied against taxes payable in future years, and which expire at various dates commencing 2006.

These amounts are subject to review and revision by Canada Customers and Revenue Agency and the potential tax benefit which may result from future application of the losses, SR&ED expenditures, non-refundable investment tax credits, and capital cost allowance is not reflected in these financial statements.

The income tax provision for the year ended June 30, 2002 and 2001 differs from the amount obtained by applying the applicable statutory income tax rates to loss before future income tax recovery as follows:

	2002	2001
Canadian federal and provincial tax rates	39.62%	45.12%
	$	$
Income tax recovery based on statutory rates	382,904	481,328
Loss carryforward and scientific research and
experimental development expenditures	(277,332)	(364,328)
Tax effect on timing difference	(105,572)	(117,000)

Tax effect on timing difference	--	--

Note 11    Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year of 12,034,278 shares (2001: 11,571,835 shares; 2000: 11,085,907 shares). Fully diluted per share amounts are not presented as the effect of outstanding options and warrants is anti-dilutive.

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2002 and 2001
(Expressed in U.S. dollars)

Note 12   Commitments and Contingencies

Obligations under the operating lease on the office premises are:

2003	38,745
2004	38,745
2005	38,745
2006	38,745
2007	35,516

190,496

The company is party to a settlement agreement, dated March 31, 1999, between various shareholders and directors. As a condition of this settlement, and in exchange for certain rights relating to the intangible assets of the company, the company has agreed to indemnify certain shareholders against potential tax liabilities and related incidental costs that may result on the transfer of Earn-Out Shares (escrow shares) as determined in the settlement agreement. The amount of the potential liability is not determinable, and accordingly, no provision has been made in these financial statements. To date, no claims have been made.

Note 13    Differences Between Generally Accepted Accounting Principles in Canada and the United States

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which differ in certain measurement respects with accounting principles generally accepted in the United States (U.S. GAAP).

Had the company followed U.S. GAAP, the statement of shareholder’s equity (deficiency) under U.S. GAAP would have been reported as follows:

	2002 $	2001 $
Share capital
Common shares	7,957,877	7,687,877
Additional paid-in capital	679,000	679,000
Deferred compensation expense	(56,667)	(56,667)
Share capital subscribed	1,187,809	--

	9,768,019	8,310,210

Cumulative translation adjustment	(34,211)	(30,245)

Accumulated deficit
Balance - beginning of year	(8,823,663)	(7,728,558)
Loss for the year	(966,440)	(1,095,105)

Balance - end of year	(9,790,103)	(8,823,663)

	(56,295)	(543,698)

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2002 and 2001
(Expressed in U.S. dollars)

Note 13    Differences Between Generally Accepted Accounting Principles in Canada and the United States

Had the company followed U.S. GAAP, the statements of operations contained within the financial statements would have been reported as follows:

	2002 $	2001 $	2000 $
Loss for the year under Canadian GAAP	966,440	1,066,772	844,508
Effect of stock-based compensation	--	28,333	--

Loss for the year under U.S. GAAP	966,440	1,095,105	844,508

Loss per common share - basic and diluted
Canadian GAAP	(0.08)	(0.09)	(0.07)
U.S. GAAP	(0.09)	(0.09)	(0.08)

Had the company followed U.S. GAAP, it would have reported statements of comprehensive income within the financial statements as follows:

	2002 $	2001 $	2000 $
Loss under U.S. GAAP	(966,440)	(1,095,105)	(844,508)
Foreign currency translation adjustment	--	(23,211)	14,048

Comprehensive loss under U.S. GAAP	(966,440)	(1,118,316)	(830,460)

Had the company followed U.S. GAAP, cash provided from (used for) operating activities contained within the statements of cash flows would have been reported as follows:

	2002 $	2001 $	2000 $
Cash flows from operating activities
Loss for the year under U.S. GAAP	(966,440)	(1,095,105)	(844,508)
Items not affecting cash
Amortization	59,667	59,012	18,995
Inventory writedown	--	50,000	--
Stock-based compensation	--	28,333	--

	(906,773)	(957,760)	(825,513)
Changes in non-cash working capital
Receivables	(8,909)	69,473	(20,864)
Prepaid expenses	(4,143)	32,303	(32,900)
Inventory	26,261	(219,431)	--
Payables and accruals	273,995	383,103	(120,604)
Deferred revenue	25,000	--	--

Operating activities under U.S. GAAP	(594,569)	(692,312)	(999,881)

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2002 and 2001
(Expressed in U.S. dollars)

Note 13    Differences Between Generally Accepted Accounting Principles in Canada and the United States

Stock-based Compensation

Under U.S. GAAP, the company uses the intrinsic value method as described in APB 25, “Accounting for Stock Issued to Employees”, to recognize compensation cost on options granted to directors and employees. Under this method, the difference between the market price of the stock on the date of the grant and the exercise price of the stock options is expensed as compensation cost over the period from the date of the grant to the date the option is first exercisable. For options issued to consultants, the company adopted the fair value method of accounting for stock-based compensation. This requires the options to be valued on the date of grant using the Black-Scholes option pricing method as prescribed by FAS 123.

Effective for fiscal years beginning on or after January 1, 2002, all public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian stock-based compensation. These new requirements require that all stockbased payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The company has elected to apply the proforma disclosure provisions of the new standard to awards granted on or after July 1, 2002.

Comprehensive Income

U.S. GAAP requires disclosure of comprehensive income which, for the company, is net income (loss) under U.S. GAAP plus the change in cumulative translation adjustment under U.S. GAAP.

The concept of comprehensive income does not exist under Canadian GAAP.

Recent Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board (FASB) issued FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS No. 144 requires that long-lived assets be classified as assets either to be held and used, to be disposed of other than by sale, or to be disposed by sale. It also prescribes various approaches to valuing these types of long-lived assets. FAS No. 144 is effective for fiscal years beginning after December 15, 2001. The provisions of FAS No. 144 are to be applied prospectively. The company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

The FASB issued FAS No. 143, which addresses financial accounting and reporting obligations associated with the retirement of long-lived assets and the associated asset retirement costs. The statement applies to all entities and to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. It is effective for financial statements issued for fiscal years beginning after June 15, 2002. The company does not expect that this statement will have a material impact on the company’s financial position, results of operations or cash flows.

Item 18    Financial Statements

        Not Applicable

Item 19    Exhibits

Exhibit No.		Description

1	.1(i)	Memorandum and Articles of Incorporation of the Company dated July 4, 1978

1	.2(i)	Certificate for Jewel Resources Inc. changing name to Wkay Resources Inc. dated December 22, 1987

1	.3(i)	Certificate for Wkay Resources Inc. changing name to Magnatron International Corp. dated October 18, 1990

1	.4(i)	Certificate for Magnatron International Corp. changing name to Q I Technologies Corp. dated March 17, 1994

1	.5(i)	Form 21 Special Resolutions filed December 22, 1987 with the British Columbia Registrar of Companies altering our authorized capital by consolidating every 2.5 common shares before consolidation into one consolidated common share; changing the name of the Company

1	.6(i)	Form 21 Special Resolutions filed October 18, 1990 with the British Columbia Registrar of Companies to cancel and replace the Articles of the Company.

1	.7(i)	Form 21 Special Resolutions filed March 17, 1994 with the British Columbia Registrar of Companies altering our authorized capital by consolidating every 5 common shares before consolidation into one consolidated common share; changing the name of the Company

1	.8(i)	Directors' Resolutions filed May 7, 1996 with the British Columbia Registrar of Companies, amending our share capital.

1	.9(i)	Form 19 Special Resolutions filed November 1, 1999 with the British Columbia Registrar of Companies altering our authorized capital by subdividing each one common share into two common shares and increasing the authorized capital of the Company to

4	.1(i)	Technology Acquisition Agreement dated March 14, 1995 between Robert Angus, Richard Murray and James D. Roberts and QI Technologies Corp.

4	.2(i)	Escrow Agreement dated March 14, 1995 among Montreal Trust Company of Canada, QI Technologies Corp., Richard H. Murray, Robert Angus, James D. Roberts, Doug Brazier and J. Michael Page.Pooling Agreement dated April 15, 1995 among James D. Roberts,

4	.4(i)	Allotted Shares Agreement dated August 16, 1995 among QI Technologies Corp. and Robert Angus, Richard Murray and James D. Roberts.

4	.5(i)	Settlement Agreement dated March 31, 1999 among James D. Roberts, Robert M. Angus, Richard H. Murray, Brenda N. Angus, QI Technologies Corp., Equus Technologies Inc., Douglas C. Brazier, and J. Michael Page.

4	.6(i)	Voluntary Pooling Agreement dated March 31, 1999 between Pacific Corporate Trust Company, QI Technologies corp. and James D. Roberts, Richard H. Murray, Robert M. Angus and Brenda N. Angus.

4	.7(i)	Consulting Agreement dated July 1, 1995 between QI Technologies Corp. and James D. Roberts.

4	.8(i)	Amendment to Consulting Agreement dated January 1, 1997 between QI Technologies Corp. and James D. Roberts.

4	.9(i)	Management Services Agreement dated July 1, 1996 between QI Technologies Corp. and Douglas C. Brazier.

4	.10(i)	Amendment to Management Services Agreement dated January 1, 1997 between QI Technologies Corp. and Douglas C. Brazier.

4	.11(i)	QI Technologies Corp. Stock Option Plan.

4	.12(i)	Form of Stock Option Agreement

4	.13(i)	Employment Agreement dated April 20, 2000 between QI Technologies Corp. and Craig Jones.

Exhibit No.		Description

4	.14(ii)	GPT License Agreement dated March 23, 1998.

4	.15(ii)	Purchase order dated October 31, 2000 related to slimline design purchase of 250 cash card reader systems

4	.16(ii)	Confidentiality agreement dated February 7, 1997 between QI Technologies Corp. and GPT Phone Systems

4	.17(ii)	Non-disclosure agreement dated June 8, 1999 between QI Technologies Corp. and Diebold, Incorporated

4	.18(ii)	Mutual confidentiality agreement dated February 7, 1997 between QI Technologies and Maytag appliances

4	.19(ii)	Mutual non disclosure agreement dated September 9, 1997 between QI Technologies and Mondex USA Services Limited Liability Company

4	.20(ii)	Visa Master confidentiality agreement dated November 10, 1998

4	.21(iii)	Termination Agreement dated April 28, 2000 between QI Technologies Corp. and Richard H. Murray.

4	.22(iii)	Employment Agreement dated May 1, 2001 between QI Technologies Corp. and Mesbah Taherzadeh.

4	.23(iii)	Private Placement Subscription Agreement dated September 10, 2001 between QI Systems Inc. and Billy Gene Parker Jr.

99.1		Section 906 of the Sarbanes-Oxley Act of 2002 Certification of Principal Executive Officer

99.2		Section 906 of the Sarbanes-Oxley Act of 2002 Certification of Principal Financial Officer

(i)		Previously filed on Form 20-F filed on September 29, 2000 (SEC File No. 000-30948).
(ii)		Previously filed on Form 20-F/A Amendment No. 1 filed on or about January 15, 2002.
(iii)		Previously filed on Form 20-F filed on January 31, 2001

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QI SYSTEMS INC. Registrant "Mesbah Taherzadeh"
Date: February 3, 2003 Executed at Vancouver, British Columbia, Canada	By: Mesbah Taherzadeh, President

CERTIFICATIONS

Certification of Principal Executive Officer

I, Mesbah Taherzadeh, certify that:

1.     I have reviewed this annual report on Form 20-F of QI SYSTEMS INC.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: February 3, 2003

/s/ Mesbah Taherzadeh

Mesbah Taherzadeh, President and acting Principal Executive Officer

Certification of Chief Financial Officer

I, Craig Jones, certify that:

1.     I have reviewed this annual report on Form 20-F of QI SYSTEMS INC.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: February 3, 2003

/s/ Craig Jones

Craig Jones, Acting Interim Principal Financial Officer