Form 20-F
period 2003-06-30
QI SYSTEMS INC
filed 2004-01-30
CIK 1125672

 Document Body Page Navigation Panel

Pages 1--74 from 20F fiscal year 2003

Page 1 2
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549

FORM 20-F (Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12( b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15( d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2003
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15( d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to _______________________

Commission file number 000-30948
QI SYSTEMS INC.
 (formerly Q I Technologies Corp.)
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)
Province of British Columbia, Canada
 (Jurisdiction of incorporation or organization)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, V6V 1Y6
 (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12( b) of the Act.
Title of each class Name of each exchange on which registered
None None
 Securities registered or to be registered pursuant to Section 12( g) of the Act.

Common Shares without Par Value
 (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15( d) of the Act.
None
 (Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 16, 363, 501 Common Shares at June 30, 2003

1 1§
1 Page 2 3
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15( d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ ] Yes [X] No
Indicate by check mark which financial statement item the registrant has elected to follow.

[X] Item 17[ ] Item 18
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15( d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[X] Yes[ ] No

2 2§
2 Page 3 4
NOTE REGARDING FORWARD LOOKING STATEMENTS
 This annual report on Form 20-F contains forward looking statements. Except for statements of historical fact, certain information contained this annual report may constitute "forward-looking statements," including without limitation, statements based on the beliefs, opinions and expectations of our management; statements related to projections, estimates and future trends; and statements containing the words "believes," "anticipates," "intends,"
"expects," "estimates", "projected", "may", "should", "could" and words of similar import, and all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Registrant to be materially different from any future results or achievements of the Registrant expressed or implied by such forward-looking statements. Such factors include, among others, the following:

· our history of operating losses and uncertainty of future profitability;
· our lack of operating cash flow, uncertainty of access to additional capital;
· risks associated with the acceptance of Cash Card systems;
· rapidly changing technology and the high costs associated with research and development;
· the development of technologies that may render the Registrant's technology obsolete; competition with companies having greater financial and technological resources;
· dependence on strategic alliances to install the Registrant's Cash Card technology in the marketplace;
· dependence on large contracts and concentration of customers;
· changes in economic conditions; and
· other risks and uncertainties described in "Description of Business — Risk Factors" and "Operating and Financial Review and Prospects – Management's Discussion and Analysis of Results of Operations and Financial Results."

Our actual results, performance or achievement could differ significantly from those expressed in, or implied by, these forward-looking statements. Accordingly, we cannot assure that any of the events anticipated by our forward-looking statements will occur, or if they do, what impact they will have on our results of operations and financial condition.

Forward-looking statements are based on the beliefs, opinions and expectations of our management at the time they are made, and we do not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.
"We," "us," "our," "QI," the "Company" and the "Registrant", as the context requires, refers to QI Systems Inc.

3 3§
3 Page 4 5
TABLE OF CONTENTS
Item Heading Page No.

Item 11 Quantitative and Qualitative Disclosures About Market Risk 43

Item 16E

i 4§
4 Page 5 6
PART I
Item 1 Identity of Directors, Senior Management and Advisers
A. Directors and senior management
 Not Applicable

B. Advisers
 Not Applicable

C. Auditors
 Not Applicable

Item 2 Offer Statistics and Expected Timetable
 Not applicable.

Item 3 Key Information
A. Selected financial data
 The following table sets forth selected financial data regarding our consolidated operating results and financial position. The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (" Canadian GAAP"). For reconciliation to accounting principles generally accepted in the United States (" US GAAP"), see Note 14 to our Consolidated Financial Statements dated June 30, 2003. The following selected financial data is qualified in their entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Registration Statement. The selected financial data is expressed in United States dollars (in accordance with Canadian GAAP).

	Year Ended June 30

	2003 (US$)	2002 (US$)	2001 (US$)	2000 (US$)	1999 (US$)

Revenue	325,422	152,985	234,810	351,613	163,460
Costs of Goods Sold	84,742	147,452	380,870	0 *	0 *
Net Revenue	240,680	5,533	(146,060)	351,613	163,460
General &	951,029	972,099	921,965	1,080,623	1,683,099
Administrative Expenses
Net Gain (Loss) from
Continuing Operations
Canadian GAAP	(710,175)	(966,440)	(1,066,772)	(844,508)	(1,540,564)
US GAAP	(710,175)	(966,440)	(1,095,105)	(844,508)	(1,540,564)
Net (Loss) per Share
Canadian GAAP	0.04	0.08	0.09	0.07	0.14
US GAAP	0.04	0.08	0.09	0.08	0.15
Working Capital
(Deficiency)	(707,137)	(78,130)	(624,542)	47,602	(158,947)
Total Assets	251,027	1,109,056	293,558	242,494	207,606
Total Liabilities	940,993	1,165,351	837,256	162,788	317,568

1 5§
5 Page 6 7

Shareholders' Equity
(Deficiency)
Canadian GAAP	(689,966)	(56,295)	(543,698)	79,706	(109,962)
US GAAP	(689,966)	(56,295)	(543,698)	79,706	(109,962)
Long-term Obligations	nil	nil	nil	nil	nil
Outstanding
Number of Shares	16,363,501	12,280,168	11,355,741	10,734,614	5,440,807
Dividends Declared	nil	nil	nil	nil	nil

*Note: For fiscal years 199 and 2000, the company did not include Cost of Goods Sold as a separate line item in its Financial Statements, given its status as a research and development organization.
We have not paid dividends on our shares since our incorporation and do not anticipate doing so for the foreseeable future. The declaration of dividends on our common shares is within the discretion of our board of directors and will depend upon, among other factors, our earnings, capital requirements, and the operating and financial condition.

CURRENCY AND EXCHANGE RATES
 The following tables set out the exchange rates for one Canadian dollar (" Cdn$") expressed in terms of one United States dollar ("$") derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.
The high and low exchange rates for each month during the previous six months are as follows (Canadian dollars per United States $1. 00):

Month High Low
Cdn$ Cdn$
December 2003 1.34 1.29
November 2003 1.34 1.30
October 2003 1.35 1.30
September 2003 1.39 1.35
August 2003 1.41 1.38
July 2003 1.41 1.34
June 2003 1.38 1.33

The average exchange rates for each of our five previous fiscal years ended June 30 are as follows:
Fiscal Year Ended Average
Cdn$
June 30, 2003 1.51
June 30, 2002 1.57
June 30, 2001 1.52

2 6§
6 Page 7 8
June 30, 2000 1.47
June 30, 1999 1.51

On January 26, 2004, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$0.7616 (US$1.00 equals Cdn$1.3130.)

B. Capitalization and indebtedness
 Not applicable

C. Reasons for the offer and use of proceeds
 Not applicable

D. Risk Factors
We have a history of losses, expect future losses and may never achieve profitability.

We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future. As of June 30, 2003 and June 30, 2002, we had an accumulated deficit of $10,051,945 and $9,341,770, respectively. We incurred net losses of $710,175 in fiscal 2003, $966,440 in fiscal 2002, $1,066,772 in fiscal 2001 and $844,508 in fiscal 2000. We expect to incur losses for the year ending June 30, 2004.

A relatively high percentage of our expenses is typically fixed in the short term. Our Gross Earnings for each of the years ended June 30, 2003, 2002 and 2001 was $240,680, $5,533 and $(146,060), respectively, while our general and administrative operating expenses for the same periods were $951,029, $972,099 and $921,965, respectively. We expect our general and administrative operating expenses to increase in our fiscal year ending June 30, 2004 as we increase our efforts market and commercialize our products. To the extent that we are unable to significantly increase net revenues, we will continue to incur losses. It is possible that our revenues will grow more slowly than we anticipate or that operating expenses will exceed our expectations.

We have a limited operating history in the Cash Card industry, therefore evaluation of our future prospects is difficult to assess.

We commenced our current business of developing Cash Card technologies in December, 1995 and, therefore, have only a limited operating history upon which an evaluation of our business and prospects can be based. Our revenue and income potential is unproven, and as of yet, our business strategy has not been fully implemented. During the last three fiscal years, our revenue has been erratic, ranging from $234,810 in fiscal 2001 to $152,985 in fiscal 2002 to $325,422 in fiscal 2003. We cannot assure you that, in the future, we will experience revenue growth or ever become profitable on a quarterly or annual basis. Based on our historical results of operations and the development stage of our business, we believe that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our working capital position makes our ability to continue as a going concern doubtful.

We had working capital deficits of $707,137 at June 30, 2003 and $78,130 at June 30, 2002. Our ability to continue as a going concern is doubtful when you consider our working capital deficit and our anticipated loss for the fiscal year ending June 30, 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Plan of Operation." Our auditors have included an explanatory note to U. S. readers and our

3 7§
7 Page 8 9
financial statements contain a note expressing substantial doubt regarding our ability to continue as a going concern. Our financial statements were prepared based on the assumption that we would continue as going concern and do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. If we are unable to successfully increase our revenues from our operations or to raise sufficient capital to fund our plan of operation, we may be unable to continue as a going concern and the value of our common shares would be materially adversely affected.

Our operating results may fluctuate.

Our results of operations have fluctuated in the past and are likely to continue to fluctuate from period to period depending on a number of factors, including:

· the timing and receipt of significant orders,
· the timing of completion of contracts,
· increased competition,
· changes in the demand for our products and services,
· the cancellation of contracts,
· the timing of new product announcements and introductions,
· changes in pricing policies by us and our competitors,
· delays in the introduction of products or enhancements by us,
· expenses associated with the acquisition of products or technology from third parties,
· the mix of sales of our products and services,
· seasonality of customer purchases,
· personnel changes,
· market acceptance of Cash Cards, including VisaCash and Mondex,
· the mix of international and North American revenue, and
· changes in tax policies, foreign currency exchange rates and general economic conditions.

Changes in these factors are beyond our control and may affect the demand for our products and services and our results of operations.

The market for Cash Cards is not well developed and may not grow.

Bank Cash Cards are a relatively new technology and the industry is still in the developmental stage. There are only a few users of Cash Card systems in North America and the growth of the industry has been slower than we originally anticipated. Our SmartKit® project is dependent on the commercial deployment of Cash Cards by the world banking community and the overall success of Cash Cards as a monetary medium. Standardization has created a barrier to acceptance because of the number of different platforms and smart chip technologies available for both attended and unattended point of sale applications. The success of the cash card industry depends on the ability of market participants, including our company, to convince commercial enterprises, organizations and other potential system sponsors to adopt smart card systems in lieu of existing or alternative systems. Cash card -based smart card systems may not prove economically feasible for some potential system sponsors due to a very high cost of implementation, high cost of smart cards and negative consumer response to the data that is generated and stored from their use. Our success will depend upon our ability to enhance our existing products and to develop and introduce new products and technologies to meet customer requirements.

We must constantly update our technology to remain competitive.

The smart card technology on which the Cash Cards are based is evolving very rapidly and the Cash Card industry has been very dynamic and changing. Our SmartKit® systems are primarily designed for self-serve or unattended point of sale (UPOS) applications. Both Visa and Mondex are modifying their specifications to better accommodate UPOS applications and to allow for the wide diversity of UPOS devices. These modifications may

4 8§
8 Page 9 10
require us to develop compatible systems or update existing systems to accommodate the Visa and Mondex platforms. New technology is being developed that is expected to greatly enhance the functionality and data management capabilities of Cash Cards and other smart card technologies. We must design of our terminals to keep pace with the market and advances in Cash Card technologies in order to remain competitive.

Our historical financial results may not be meaningful for comparative purposes.

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
We may also choose to reduce prices or increase spending in response to competition, or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require us to reduce our prices or invest significantly greater resources in research and development efforts, our operating results in the future may be adversely affected. It is likely that in some future quarter our operating results will be below the expectations of public market analysts and investors. In such event, the price of our Common Shares would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Result of Operations."

The market's acceptance of and demand for our products are uncertain.

We face the risk that Cash Card technology generally, and our products specifically, will not be chosen to replace existing technology or will not otherwise achieve market acceptance. Existing demand for Cash Card products in the North America is not large enough for all the companies seeking to engage in the Cash Card business to succeed. We and other competitors in the Cash Card business rely upon anticipated growth in demand, which may not occur or may be slow to occur. The success of the Cash Card industry depends on the ability of market participants, including our company, to convince end users to use Cash Cards. Unless there is wide acceptance of Cash Card-based systems, there may never be sufficient demand for our cash card systems to make our business commercially viable.

We experience lengthy sales cycles for our products.

The purchase of a Cash Card system is often an enterprise-wide decision for prospective customers and requires us to engage in sales efforts over an extended period of time and to provide a significant level of education to prospective customers regarding the use and benefits of such systems. Due in part to the impact that the application of Cash Card readers has on the operations of a business and the commitment of capital required by such a system, potential customers tend to be cautious in making acquisition decisions. As a result, our products generally have a lengthy sales cycle ranging from several months to several years. Consequently, if sales forecasted from a specific customer for a particular quarter are not realized in that quarter, we may not be able to generate revenue from alternative sources in time to compensate for the shortfall. The loss or delay of a large contract could have a material adverse affect on our quarterly operating results. Moreover, to the extent that significant contracts are entered into and required to be performed earlier than expected, operating results for subsequent quarters may be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We depend on large contracts and a concentration of customers.

Our revenue is dependent, in large part, on significant contracts from a limited number of customers. During the fiscal year ended June 30, 2003 approximately 83% of our consolidated revenue was attributable to 3

5 9§
9 Page 10 11
customers. During the fiscal year ended June 30, 2002, approximately 70% of our consolidated revenue was attributable to one customer. During the fiscal year ended June 30, 2001, approximately 56% of our consolidated revenue was attributable to 3 customers. During the fiscal year ended June 30, 2000, approximately 89% of our consolidated revenue was attributable to 2 customers. We believe that revenue derived from current and future large customers will continue to represent a significant portion of our total revenue. Our inability to continue to secure and maintain a sufficient number of large contracts would have a material adverse effect on our business, operating results and financial condition. Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions.

Our future profitability is expected to depend on enhancements to existing products and new products that we develop.

We expect that a significant portion of our future revenue will be derived from the sale of newly introduced products and from enhancement of existing products. Our success will depend in part upon our ability to enhance our current products on a timely and cost-effective basis and to develop new products that meet changing market conditions, including changing customer needs, new competitive product offerings, new Cash Card platforms, and enhanced technology. We face the risk generally associated with introducing new products to markets, including high marketing costs, possible lack of market acceptance and competition with new and existing products and technologies. There can be no assurance that we will be successful in developing and marketing, on a timely and cost-effective basis, new products and enhancements that respond to such changing market conditions. If we are unable to anticipate or adequately respond on a timely or cost-effective basis to changing market conditions, to develop new software products and enhancements to existing products, to correct errors on a timely basis or to complete products currently under development, or if such new products or enhancements do not achieve market acceptance, our business, operating results and financial condition could be materially adversely affected. In light of the difficulties inherent in software and hardware development, we expect that we may experience delays in the completion and introduction of new products. See "Business of the Company— Products."

We depend on key personnel to implement our business strategies.

Our performance and future operating results are substantially dependent on the continued service and performance of our senior management and key technical and sales personnel. Our ability to execute our business plan depends upon the continued services of Steven R. Garman, President, Chief Executive Officer, Craig Jones, Vice-President, Sales and Marketing and Richard Murray, Vice-President, Business Development. Our ability to execute our strategic plan could be materially adversely affected should the services of any of these individuals cease to be available to us. None of these employees is subject to an agreement not to compete with us in the event such employee's services are terminated. We cannot guarantee that we will be able to attract and retain key personnel in the future. Failure to attract or retain key personnel could have a material adverse effect on our operations.
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

Our products are marketed by our direct field sales force as well as by resellers. There can be no assurance that our existing resellers will continue to provide the level of services and technical support necessary to provide a complete solution to our customers or that they will not emphasize their own or third-party products to the detriment of our products. In the Banking Industry, we also depend on our strategic relationships with Visa and Mondex, who assist us in our marketing efforts. The loss of these marketing relationships, the failure of such parties to perform under our agreements or our inability to attract and retain new resellers with the technical, industry and application experience required to market our products successfully could have a material adverse affect on our business,

6 10§
10 Page 11 12
operating results and financial condition. We expect that we may enter into certain joint ventures in order to facilitate our expansion into other vertical markets and geographic areas.

We face intense competition.

Numerous factors affect our competitive position, including price, product features, product performance and reliability, ease of use, product scalability, product availability, meeting customer schedules, integration of products with other enterprise solutions, availability of project consulting services and timely ongoing customer service and support. See "Competition." We experience competition from a number of companies across our range of businesses, including original equipment manufacturers, peripheral equipment manufacturers and others that have greater resources than we do. In addition, new competitors may enter our business segments or develop products that compete directly with our products. Increased competition would likely result in price reductions, reduced margins and loss of market share, any of which would have a material adverse effect on our business and operating results.
Our SmartKit® Cash Card reader fully supports Mondex/ MasterCard and VisaCash interoperability. We also anticipate the other Cash Card schemes may be developed that compete directly with Mondex/ MasterCard and VisaCash. We cannot assure you that our systems will be compatible with such systems or that such systems will not render our SmartKit® obsolete in the Financial Industry.

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

Our success is dependent on our ability to protect our intellectual property rights. At present, we have no registered copyright pertaining to our software, and have no patent protection. The absence of any registered proprietary right may limit our ability to maintain control of trade and technology secrets. We rely principally upon a combination of trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain our rights. As part of our confidentiality procedures, we generally enter into nondisclosure and confidentiality agreements with each of our key employees, consultants, distributors, customers and corporate partners, to limit access to and distribution of our software, documentation and other proprietary information. There can be no assurance that our efforts to protect our intellectual property rights will be successful. Despite our efforts to protect our intellectual property rights, unauthorized third parties, including competitors, may be able to copy or reverse engineer certain portions of our software products, and use such copies to create competitive products.
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

7 11§
11 Page 12 13

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

Our Financial Results may be affected by currency fluctuations

The company does not currently hedge against foreign exchange fluctuations that may occur between the Canadian and US dollars, which are the two currencies that have a direct effect on the Company's Financial Results. Management anticipates that any gains or losses derived from foreign exchange fluctuations will be offset by either an increase in revenues and cost of sales, or a decrease in revenues and cost of sales.

New rules, including the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors.

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies in the United States. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities of officers and directors. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

The market for our common shares has been volatile in the past, and may be subject to fluctuations in the future.

The trading prices of the Common Shares have been subject to wide fluctuations since trading of our shares commenced in March, 1978. The market price of our shares has ranged between US$ 0.06 and US$ 0.50 per share on the TSXV Venture Exchange (the "TSXV") and between US$ 0.06 and US$ 0.50 on the OTCBB (December 1, 2002 to November 30, 2003). See "Nature of Trading Market". There can be no assurance that the market price of the Common Shares will not significantly fluctuate from our current level. The market price of the Common Shares may be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or our competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many high-technology companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our Common Shares. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation have been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse affect on our business, operating results and financial condition.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The market price of our shares has ranged between C$ 0.06 and C$ 0.50 per share on the TSXV Venture Exchange (the "TSXV") and between US$ 0.06 and US$ 0.50 on the OTCBB (December 1, 2002 to

8 12§
12 Page 13 14
November 30, 2003), and our shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor," generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Item 4 Information on the Registrant

A. History and development of the Registrant

Our name is "QI Systems Inc."

We were incorporated on July 4, 1978 under the name Jewel Resources Inc. by registration of our Memorandum and Articles under the Company Act (British Columbia). We were initially engaged in natural resource exploration. In the late 1980's, we changed our business strategy and began to pursue our current mission of developing, marketing and selling technology related products. We subsequently changed our name to "Wkay Resources Inc." on December 2, 1987, and to "Magnatron International Corp." on October 18, 1990. Effective March 17, 1994, we changed our name to "QI Technologies Corp." and effective May 25, 2001, we changed our name to "QI Systems Inc."
On December 15, 1999, our shareholders approved a forward split or subdivision of our common shares on a one (old) for two (new) common shares basis. All references to our common shares in this Annual Report gives effect to the forward split.
We have not been subject to any bankruptcy, receivership or similar proceedings.
We are a reporting issuer in Canada under the Securities Act (British Columbia) and the Securities Act (Alberta). Our Common Shares are publicly traded in Canada (since May 9, 1979) on the TSXV Venture Exchange (the "TSXV") under the symbol "QII. U", in the United States (since May 23, 2001) on the OTCBB under the symbol "QIIIF" and in Germany on the Berlin Stock Exchange under WKN# 865679. On May 29, 2001 the Canadian Venture Exchange (the "CDNX") was acquired by the Toronto Stock Exchange and changed its name to TSXV Venture Exchange (the "TSXV"). The CDNX and TSXV are collectively referred to herein as the "TSXV")

9 13§
13 Page 14 15
Our principal business office is located at:
Unit 101, 3820 Jacombs Road Richmond, British Columbia
V6V 1Y6 Tel: (604) 248-2301

Our registered and records offices are located at:
1040-999 West Hastings Street Vancouver, British Columbia, V6C 2W2
Tel: (604) 683-1102

We had no material capital expenditures or divestures during the last three fiscal years. There have been no public takeover offers for our company during the last or current fiscal year.

B. Business overview

Overview

Our Company consists of engineers, technologists and marketing professionals specializing in smart card based micro payment systems. We design, manufacture and market hardware and software for electronic cash (Cash Card) self-serve payment systems (see "Our Products"). Cash Cards have data storage capabilities that allow secure storage and immediate transfer of verifiable financial credit from card to card. Consumers use the cards in place of coins and small bills to purchase goods and services from vending machines, copier machines, transit systems, laundromat machines and other machines that have Cash Card readers.

Our primary product is the SmartKit® Cash Card reader, which enables Cash Card payments to be accepted in a wide range of vending and self-serve machines. Our SmartKit® Cash Card reader is a fully developed product that supports multiple Cash Card schemes. See "Our Products."

In a Cash Card transaction, our SmartKit® Cash Card reader validates the Cash Card, displays the balance, deducts the amount of the transaction from the card, then displays the remaining balance. We offer our SmartKit® for factory installation in new equipment or in kits that can be installed in existing machines in the field. SmartKit® consists of a custom computer and a custom smart card interface in a steel or plastic enclosure designed for quick installation in the vending machine. We have developed several variations of our SmartKit® readers, including the SmartKit® II, a card acceptor, a user keypad and a back-lit liquid crystal display; SmartKit® Laundry, a system that allows Cash Card payment at individual machines in a laundry facility; and SmartKit® for newspaper vending machines.

We also developed Qlink®, a hand-held computer data retriever that allows data to be downloaded from SmartKit® readers. Our SmartKit® and Qlink® systems are currently being used in commercial applications throughout the world. See "Our Products."

We have incurred approximately $7 million over the past five years researching, developing, marketing and selling its SmartKit® and Qlink® products.

Our implementation and product roll out strategy has historically been to participate in bank sponsored pilot programs of VisaCash and Mondex card schemes as well as marketing our products to other card issuing organizations and companies for proprietary card applications. See "Our Product Rollout."

10 14§
14 Page 15 16
In developing products for use with the bank issued cards, our systems were required to comply with and be certified to international standards. As a result, our product line supports multiple smart card platforms, including Bank Card platforms and Proprietary Card platforms. We offer complete turnkey card payment systems that use QI proprietary stored value cards and other stored value card schemes.

Our Products

We design, develop and market hardware and software for electronic cash applications that allows Cash Card payments to be accepted in a wide range of vending machines.

SmartKit®
 SmartKit® is a payment control system that allows Cash Card payments to be accepted in a wide range of vending machines. SmartKit® has been certified by VisaCash and Mondex, the principal bank card schemes, and proprietary cash card systems that use Cash Cards issued by a company, institution or organization. Both VisaCash and Mondex have established stringent testing requirements before a device is certified for use with their Cash Cards.
The SmartKit® reader has been tested in markets throughout North America and Europe and works concurrently with as many as four different Cash Card schemes.

Designed for ease of use, Smart Kit® features a card acceptor, a user keypad and a crisp back-lit Liquid Crystal display. SmartKit® will validate the Cash Card and authorize the transaction in about two seconds, the message "SELECT PRODUCT" advises the customer to make a selection. The card balance before and after the transaction may be displayed, depending on the Cash Card scheme specifications.

SmartKit® is offered in kit form for field installation in existing machines or for factory installation in new equipment. SmartKit® consists of a custom computer and a custom smart card interface in a steel enclosure designed for quick installation in the vending machine. A molded front panel with display and push buttons attaches to the front and provides a standard user interface for all installations. SmartKit® installs in a knock out panel provided for bill acceptors. A standard configuration for these panels has been adopted by nearly all equipment manufacturers. The kit is shipped with different interface cables for the different internal standards.

Installation of SmartKit® is simple. The removable panel on the machine is typically held in place by four nuts accessible from within the machine. When the panel is removed, SmartKit® is installed in the opening using the same four nuts. SmartKit® interface cables are provided with male and female plugs to fit the coin changer interface in the machines. Using the appropriate interface harness, the installer unplugs the coin acceptor from the machine and plugs SmartKit® in its place. The coin changer is then plugged into the female connector on the SmartKit® harness.

SmartKit® II
 SmartKit® II was engineered specifically for vending machine applications and capitalizes on the modular design of our latest generation of Cash Card payment systems. The modular configuration of SmartKit® products enables us to offer cost effective, flexible and scaleable Cash Card solutions for a greater number of markets. Features such as loyalty program capability are tailored to meet the requirements of individual clients, from original equipment manufacturer (" OEM") to route operator.
SmartKit® II features a card acceptor, a user keypad and a back-lit liquid crystal display. Cash Card transactions are quick and simple. Like SmartKit®, SmartKit® II will validate the Cash Card and authorize the transaction in just a few seconds. Depending on the card specification chosen, the card balance before and after the transaction can be easily displayed.

11 15§
15 Page 16 17
Integrating Cash Card payment with existing payment options, SmartKit® II installs in almost all vending machines. We use multi-board architecture that is designed to enable us to configure board components compatible with current, custom and future requirements for power supply, software, data-storage and communications needs.
SmartKit® 's wide system compatibility and future upgrading or expansion should permit the support of additional card schemes. SmartKit® II supports VisaCash, Mondex and additional Cash Cards, including proprietary card systems.

Qlink®
 Qlink® is a "palmtop" computer linking card accepting devices with host computers and/ or data gathering systems, our SmartKit® and other card accepting devices (" CADs") without the need for telecommunications.

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
Qlink® offers a solution to these obstacles. It collects data from one or many CADs and stores the files for later transmission to Visa. When connected to a modem, Qlink® dials the concentration point (" CP") and transmits the data collected from each CAD. The CP returns updated information for each CAD via Qlink® during the next data collection session at the CAD.

Qlink® can communicate with and handle data from various types of CADs. It can store data from over 100 CADs spread over any distance. When connected with the CP it presents the CADs as stations on a network. Qlink® is part of the QLink Management System (" QMS"). The system is designed to provide enhanced control and reporting for merchants. CADs in unattended devices, such as vending machines, currently offer little direct reporting to the merchant. QMS provides merchants with CAD supervision capabilities.
Qlink® allows direct reporting of the value of each upload from each CAD. It also reports the value of any re-transmission of old data when CADs re-send files per the specification. Reports can be viewed on the Qlink® screen and can be printed.
Qlink® can communicate with a CAD either through a standard serial port or through the CAD Smart Card reader. For some applications, such as laundry machines, communication through the Smart Card reader is more convenient than internal serial port access. Even in standard point of sale applications, data access through the reader can be the most practical approach. For these cases, Qlink® works with our SmartLink paddle, which is inserted in the Smart Card reader and permits data access through the reader.
Qlink® consists of our Qlink hand-held software running on a palmtop computer together with a modem, cables and connectors as necessary for communications with CADs.

SmartKit® Laundry
 The SmartKit® Laundry (" SKL") system allows Cash Card payment at individual machines in a laundry facility, SKL can be integrated into most modern laundry machines. Support for custom or proprietary card systems is also available.
Laundry is an unattended point-of-sale application where Cash Card payment offers major advantages over traditional payment methods. Laundry facilities, particularly in apartment buildings, are vulnerable to damage by thieves attempting to access cash. This creates revenue loss and repair costs for machine operators and causes frustration for customers. Card payment can eliminate these problems.

12 16§
16 Page 17 18
Cash Card transactions are quick and simple. They dispense with the need for exact change and coin collection. Using on-line credit and ATM accounts, Smart Card re-valuation may be done electronically making laundry facilities cashless and revenues secure. This makes payments convenient, improves security and increases customer satisfaction.

SKL is part of the SmartKit® modular system of electronic Cash Card payment products. Other devices which share the payment module include vending machine kits and OEM kits for applications such as payphones and newspaper vending. Using SmartKit® products, coin-free pay laundry facilities are now possible. We can quickly implement custom machine interface modules for new applications.

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

SmartKit® for Newspaper Vending
 SmartKit® for Newspaper Vending (" SKNPV") is designed to increase access to newspapers, by allowing consumers to buy newspapers using Cash Cards.

Newspaper vending boxes of varied design use the SKNPV system, and are in use around the world. We can develop a solution to the specific requirements of most publishers or equipment manufacturers. QI products for the newspaper industry offer card acceptance with a battery powered device in a harsh environment and provide several years service from a single battery.

QICash TM
 QICash is a proprietary smart card purse offered by us for deployment in government and business applications. The product is scalable to meet a range of security, features and system size requirements. As the supplier of both the card payment scheme itself and the supporting system hardware, we believe we are uniquely positioned to provide solutions tailored to the needs of our clients.

QI Value TM
 QI Value is a system consisting of a range of products for loading value to smart cards. We offer self serve cash to card load stations and countertop value load terminals are offered. QI Value products are primarily used in government and industry applications. For example, the City of San Diego has installed QI Value terminals to convenience store operators to load value to cash cards used in parking meters throughout the city.

QI Control TM
 We believe QI Control is a market name we apply to a range of turnkey financial and device control systems. The system will typically include QI stored value cards, QI Value reload terminals and QI SmartKit payment terminals communicating with or directly controlling self serve devices for delivery of products or services.

A good example of the concept is our Ranch Water Control system installed in Fort Collins, Colorado. It consists of a self serve card sale and reload station, a water delivery control station and QI stored value cards. The devices are packaged in secure, climate-controlled cabinets for unattended outdoor operation in all weather. It is a

13 17§
17 Page 18 19
complete turnkey solution which automates the processes of revenue collection, product delivery and micropayment processing at time of delivery.
QI Control systems can be developed for essentially any form of self serve device. Examples of systems in development or under consideration include revenue and control systems for pay showers for campgrounds, gaming machines in various configurations, amusement machines and exercise equipment.

Cash Card technology is evolving quickly, and we are committed to keeping our products current through ongoing research and development, planning and product flexibility.

Our Marketing Strategy
 Historically, one marketing strategy has consisted of two major initiatives:

· develop close relationships with the card associations and with their member financial institutions, and
· establish strategic partnerships with companies and organizations that can benefit from our technology in proprietary applications or could use the same core technology in parallel industry segments.

Our strategy was based on a belief that open Cash Card schemes, sponsored by financial institutions, would be developed over a few years and would then deploy rapidly in commercial applications.
This strategy was to use the relationships with the card associations to achieve credibility and market share and to develop strategic partnerships to meet product demand and respond to the demand for commercial deployment.

We established good relationships with Visa, Mastercard, Mondex and other major financial institutions. We participated in several significant North American deployment projects for the VisaCash and Mondex card schemes. Although we believe our strategy of establishing strong relationships with the banking community was very successful, banks have not yet proceeded to commercial deployment of cash card products in North America and we have concentrated our recent marketing efforts on proprietary systems.

We believe that our relationships with the financial institutions and our successes in their pilot programs have helped us to establish a reputation for competence and technical excellence. Our systems, designed and certified to meet the demanding requirements of the bank issued card schemes, are also fully able to support the simpler card schemes typically used in private industry deployments. Our marketing strategy is to promote our products and capabilities by:

1. marketing our products to companies, institutions and organizations issuing cash cards, and
2. offering QICash turnkey solutions to clients looking for the tools to implement closed electronic cash systems.

Our marketing efforts, to date, have been directed predominantly to the parking industry and the university campus industry. In the campus market QI products are used with card schemes deployed by Touch Technologies and by EFM (Enterprise Funds Management). These installations include QI SmartKit terminals installed in vending, parking, laundry and micofiche machines, in photocopiers and in print server controllers. They also typically include QI Value self-serve card reload machines.

In the parking industry, we have developed SmartKit products to meet specific requirements of parking equipment OEMs. Our history of supporting multiple card schemes has allowed us to provide flexible solutions so our customers can meet the changing needs of their business and government clients. For these applications, we have developed hybrid versions of the SmartKit product, supporting both smart cards and magnetic strip credit cards. We believe the parking industry is an excellent example of an

14 18§
18 Page 19 20
application where chip cards are being deployed in North America today because they are the most cost effective solution, particularly for municipal parking operations.
Stored value card schemes have historically been very costly to deploy. We believe that our experience and expertise with a wide range of other card schemes allows us to offer complete turnkey solutions tailored specifically to the needs of potential clients at lower costs than competing systems.

Our systems can also be used as a secure ID badge, with or without the stored value purse. We continue to seek new opportunities to use our card technology for applications other than stored value electronic cash.

Our marketing strategy for 2004 can be summarized as follows:

· maintain and renew relationships with the card associations and financial industry;
· continue to develop strategic relationships with other card issuing entities on a global basis;
· continue to seek new clients and new industries for new applications of cash card technology with complete turnkey systems; and

· continue to seek new clients and new industries for new applications of other chip card technologies.

In the past we have attended and/ or exhibited at trade shows in the smart card, computer technology, banking, parking, vending and laundry industries. In the coming year we plan to expand our trade show involvement to include the gaming industry.

Our Product Rollout
 Our core products were extensively deployed, tested and proven in the various pilots and programs with the Mondex and Visa Cash throughout North America and in some programs on other continents. In the past three years product deployments have been predominantly to university campus and parking applications.

Our strategy for rollout preparation is to continue to design and document our products for high volume manufacturing and third party contract assembly in preparation for the time when the market for the products matures to justify these steps. In the interim we use third party contractors for circuit board manufacture and assembly but perform all the steps of final assembly and test of our products in our own plant.

We have made substantial investments developing relationships with financial institutions and preparing products for markets created by their deployments of Cash Card products. Although we continue to believe that that market will develop, we cannot predict when banks will proceed with deployment. In the interim the company must focus its energies and rollout strategies on proprietary systems and turnkey solutions.

Proprietary System Platform Strategy
 Examples of proprietary systems include laundry systems, newspaper vending systems, parking systems, university campus systems (for copiers, vending machines, printers, libraries, etc.), telephone card systems, tobacco dispensing systems, bulk water dispensing systems and other systems that accept smart card payments from cards issued by the organization. We have installed or have arrangements to install QI products in a variety of proprietary system applications, including:

15 19§
19 Page 20 21
· Telus Communications Ltd. – prison and university campus solutions in Canada
· City of Fort Collins Colorado – QI Control – Ranch Water systems
· Cale Systems Inc. – parking solutions in Canada, United States and Sweden
· Rothman's Benson & Hedges-Tobacco programs in Canada
· Aurora Bar Code-bulk water systems in Canada
· CardLogix – parking systems in the United States
· Touch Technology (TTI ) – campus and mass transit solutions in Canada and the United States
· Pepsi-Cola Canada – vending and university campus systems in Canada
· Pepsi – Venezuela – vending and university campus systems in Venezuela
· Coffee Solutions – vending and university campus systems in Venezuela
· USA Today – vending and university campus systems in USA
· Coca Cola – vending and university campus systems in Canada, the United States, Norway and England
· Jayd, LLC, Smart Card application for Pay and Display parking, and Revalue Stations utilized in selected US Cities.

· EFM Smart Business Solutions to Colleges, and Educational Institutions in the USA.
· Lexis, metered Parking Solutions with Smart cards for installation in Canada and USA.
To date we have installed over 3500 QI Cash Card payment terminals in proprietary system applications in Canada, the United States, Venezuela, Norway and England.

The Cash Card Industry
 Cash Card or "smart card" technology was developed in 1974. In 1992 and 1993, France became the first country to roll out a national banking system using smart cards. By the beginning of 1993, all of the 21 million banking cards issued in France were smart cards. In 1994, France Telecom reached an agreement allowing 22 million Carte Bancaires cardholders access to the 120, 000 French chip-reading public telephones. (Source: The Smart Card 1998, Jones and Mearns). Following the successful introduction of smart cards in France, other countries began deploying smart cards for a number of applications in industries ranging from banking to telecommunications, from healthcare to pay television. Frost & Sullivan estimates that approximately 592 million smart cards were shipped in Europe in 1997. In recent years, Asia has begun to deploy smart card technology in several industries.

Businesses in North America have been slower to adopt smart card technology because of the wide usage and existing infrastructure of magnetic stripe technology, the cost of deploying new technology and the lack of industry-wide standards for smart card operating systems. However, we believe that smart card technology is likely to achieve greater adoption in North America for several reasons, including:

· The cost of producing smart card products, including microchips, cards, readers, writers and terminals, is declining continuously;
· Smart card technology offers much more functionality and flexibility than the magnetic stripe credit/ debit card technologies that are currently popular in North America because:
o magnetic stripe cards are simply ID badges with little or no security
o smart cards store hundreds or thousands of times more information;
o smart cards are more reliable
o smart cards are more secure
o smart cards are much more difficult or impossible to copy
o smart cards can be used for a wide variety of applications (payment methods, identification, security, authorized access, etc.);

16 20§
20 Page 21 22
o smart cards can provide advanced security features including data processing and encryption; these features simply not possible on magnetic stripe cards;

o smart cards allow secure off-line transactions;

· Operating System advances, such as JavaCard and Multos have allowed multiple applications to be co-resident in the cards;
· New technology such as the Internet and electronic commerce have increased the need for the added security and versatility smart cards provide; and
· Several industry standards have been recently developed by such organizations as Europay, MasterCard and Visa (collectively EMV).

Self-serve Point of Sale Applications
 We believe that the world vending machine and point of sale payment industry is a major market opportunity for Cash Card technology. There are over seven million vending machines in the United States with annual sales in excess of $11 billion. In Europe the market is even larger, with one vending machine for every 120 people and in Japan, one vending machine for every 25 people. In the United States alone, there are over seven million vending machines, including over 1. 7 million can cold drink machines.
Our SmartKit® technology applications permit conditional access, security, flexible multi-card payment and data storage to be performed in a low cost, easy-to-use, secure manner. Conditional access and security applications include those that restrict the use of products and services. Payment system applications include the use of smart cards in connection with credit and debit card systems, as well as coin and currency replacement, couponing and electronic commerce. Data storage applications can use the data storage capacity of smart cards to provide the secure storage of data in a durable, portable form.

SmartKit® can be installed in most of the vending machines in use in the United States and around the world, as well as in new models being manufactured. Once installed in vending machines, we believe that SmartKit® offers significant advantages, including reduced cash handling, reduced costs related to on-line verification, automated credit to merchant accounts, increased data gathering and accounting flexibility, reduced losses from theft and equipment damage from attempted theft. Cash Card payment also allows for pricing flexibility and eliminates the need and expense for bill validators and handling change. Smart cards provide an easy, flexible and cost-effective way to achieve the key benefits of highly secure, authenticated transactions.

Principal supplier and sources and availability of raw materials
 QI manufactures its products from components of third parties that are readily available, sourced in Canada and the United States and subject to standard purchase and credit terms in the industry. We believe that alternative supply sources for the components we use are available with relative ease of effort and without compromising our manufacturing capabilities.

Competition
 Competition in the technology markets in which we operate is intense and is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and rapid changes in customer requirements. To be competitive, we must continue to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers (see "Research and Development"). The principal competitive factors affecting the market for our products are the product's technical characteristics, price, install ability, multi-card scheme flexibility, strategic relationships, customer service, reputation in the industry, and brand loyalty. In order to compete, we will be required to continue to respond promptly and effectively to the challenges of technological changes and its competitors' innovations.

17 21§
21 Page 22 23
Several of our competitors have greater financial, technical and other resources. SCM Microsystems, Gemplus, Utimaco, Towitoko Electronics, Philips Electronics, Activcard, Coincard, Smartmove and PubliCARD Cash Card systems compete directly with the Registrant's SmartKit® card readers. Our SmartKit® laundry Cash Card products also compete with Danyl, ESD and Set-O-Matic commercial laundry Cash Card products. Several of our competitors develop, market and sell their own proprietary Cash Cards and Cash Card systems, which may have features that we cannot offer. Smartmove has developed a cash card reader that, like ours, supports multiple cash card platforms. In the future, OEMs, peripheral equipment manufacturers and software development companies may develop systems that compete directly with our SmartKit® and Qlink® products.

Many of our current and potential competitors have longer operating histories and significantly greater financial, technical, sales, customer support, marketing and other resources, as well as greater name recognition and a larger installed base of products and technologies than us. In addition, as the Cash Card market develops, a number of companies with significantly greater resources than us could attempt to increase their presence in the market by acquiring or forming strategic alliances with our competitors, resulting in increased competition.
We cannot assure you that we will successfully compete against established competitors or that our SmartKit® will gain market acceptance.

Research and Development
 During the last 3 fiscal years, we have spent approximately $1.032 million on research and development efforts. We currently employ 9 employees and 5 contractors that develop our technology. Our current research and develop efforts focus on designing SmartKit® cash card systems that are compatible with multiple cash card platforms.
The Registrant is currently undertaking the following research and development projects:

Project Description Status

Pepsi Cola Venezuela Project Software development for SmartKit® Cash Ongoing reader to support Cash Cards issued by the Venezuela National Telephone Company Data Management/ Third Party Improve data management functionality of our Ongoing Application Tools SmartKit® readers and Qlink® system Functionality Improvement Improve functionality and compatibility of our ongoing SmartKit® cash card systems with OEM and other platforms

We work closely with Mondex and VisaCash to monitor advancements in cash card technologies and undertake research and development efforts necessary to maintain the multi-platform compatibility of its SmartKit® cash card systems.

C. Organizational structure
 We have one subsidiary, Magnatron, Inc., a Nevada corporation.

D. Property, plants and equipment
 We have no material tangible fixed assets, property, plants or equipment.

18 22§
22 Page 23 24
Item 5 Operating and Financial Review and Prospects
A. Operating Results
Critical Accounting Policies
 Our significant accounting policies are outlined within Note 1 and Note 2 to our Consolidated Financial Statements contained elsewhere in this annual report. Our consolidated financial statements have been prepared with accounting principles generally accepted in the Canada. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
The following items require the most significant judgment and involve complex estimation:

Going Concern
 Our consolidated financial statements have been prepared with accounting principles generally accepted in the Canada applicable to a going concern. The use of such principles may not be appropriate because as at June 30, 2003, there was substantial doubt that we would be able to continue as a going concern because of our significant losses, working capital deficit and accumulated deficit. We based our decision to apply going concern principles, in part, on our management's estimates that we would be able to raise capital and improve cash flows from operations to meet our capital requirements as they became due. In September 2003, we completed a private placement of Units to raise proceeds of $250, 000 for working capital. In November 2003, we completed another private placement of Units to raise proceeds of $250, 000 for working capital. Our financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses, balance sheet classifications that would be necessary if the going concern assumption were not applied.

Revenue Recognition Policy
 We recognize revenues when all of the following criteria have been met:
· persuasive evidence for an arrangement exists;
· delivery has occurred;
· the fee is fixed or determinable; and
· collectibility is reasonably assured.

Generally, these criteria are met when we deliver our products to our customer. Installation revenues are generally recorded upon completion of services.

Foreign Currency Transactions
 The U. S. dollar is our reporting currency and the Canadian dollar is our functional currency. We conduct our business primarily in North America and maintain our bank accounts in Canadian and US dollars. Sales are based in US Dollars but can also be issued in Canadian Dollars. Canadian Sales if invoiced in Canadian Dollars are converted using the daily exchange rate. Current exchange rates are used to translate monetary assets and liabilities, and historical exchange rates are used for non-monetary assets and liabilities. We compute a foreign exchange gain or loss at each balance sheet date on all recorded foreign transactions that have not been settled. The difference between the exchange rate that could have been used to settle the transaction at the date it occurred (the invoice date), and the exchange rate at the balance sheet date, is the unrealized gain or loss recognized in current net income.

19 23§
23 Page 24 25

Accounts Receivable
 We periodically review the collectability of our accounts receivable balances. Where significant doubt exists with regard to the collection of a certain receivable balance, an allowance and charge to the income statement is recorded. Allowances for doubtful accounts are based on estimates of management. At June 30, 2003, we had no allowances for doubtful accounts. If future events indicate collection issues, we may be required to record allowances for doubtful accounts.

Warranties
 We provide a limited 12 month warranty on our products. Given past experience, warranty expense (less than 1%) has not been a significant cost of sales and we do not anticipate it to be in the future. We maintain a reserve for our warranties.

Comparative Results of Operations
 For The Year Ended June 30, 2003 Compared to The Year Ended June 30, 2002.

Revenue. We generated $325,422 in revenue from the sale of our products and services for the year ended June 30, 2003, compared with $152,985 for the year ended June 30, 2002, for an increase of $172,437 or 189%. The increase in sales is a result of enhanced relationships with a reduced number of critical clients, particularly in the parking lot industry where our products are used to complement parking meter technologies marketed by our clients. Sales to three customers accounted for 83% of our consolidated revenues in fiscal 2003 (48%, 24% and 11%, respectively), compared to one customer accounting for 70% of our revenue in fiscal 2002. Although we were able to reduce our client dependency to some extent in 2003, additional diversification is required to mitigate client dependency risk going forward. In addition to enhanced sales to a group of important clients as described above, we can also attribute the increase in revenue in fiscal 2003 to sales to new customers. Our revenues in fiscal 2003 were primarily from sales in Canada ($175,505 or 54%) and the United States ($149,317 or 46%), compared to revenues in fiscal 2002 which consisted of sale in Canada of $115,700 or 75.5% and in the United States of $37,285 or 24.4%. We anticipate that revenue will increase during fiscal 2004 as we continue our marketing efforts to existing customers and plan to pursue new customers and applications for our products. We intend to continue to focus our marketing efforts in North America, which represents the most important geographical target market for the products and services.

Cost of Goods Sold. Cost of goods sold was $84,742 in fiscal 2003 or 26.04% of revenue. Cost of goods sold was $147,452 in fiscal 2002 or 96.4% of revenue. The difference between cost of goods sold as a percentage of revenue in fiscal 2003, compared to fiscal 2002 resulted primarily from improved manufacturing practices, reduced manufacturing personnel, more effective sourcing of materials and reutilization of inventory previously written down. We anticipate that cost of goods sold as a percentage of revenue will remain at fiscal 2003 levels in fiscal 2004.

General and Administrative Expenses. General and administrative expenses consist of management compensation, rent, professional fees, telephone, travel and other general corporate expenses. General and administrative expenses were $309,818 for the year ended June 30, 2003, compared with $248,521 for the year ended June 30, 2002, for an increase of $61,297 or 24.7%. The increase in general and administrative expenses was due to an increase in salaries and benefits and in traveling expense related to promoting the company to potential clients and within the investment community. Administrative expenses are anticipated to remain at fiscal 2003 levels in fiscal 2004. We accrued, but have not yet paid, a considerable portion of management salaries in fiscal 2003 and anticipate we will continue to do so in 2004.

Payroll expenses relating to general and administrative activities were $37,111 for the year ended June 30,2003, compared with $3,760 for the year ended June 30,2002 as a result of transferring one employee to the department as systems administrator to manage our computer network and website and to assist in other

20 24§
24 Page 25 26
administrative functions. Management fees were $156,403 for the year ended June 30, 2003, compared with $157,509 for the year ended June 30, 2002. Office operating charges were $19,411 for the year ended June 30, 2003, compared with $9,851 for the year ended June 30, 2002. Travel and entertainment expense in fiscal 2003 was $19,294 compared to $1,532 in the preceding year as a result of increased travel related to business development. Expenses that decreased in fiscal 2003 compared to fiscal 2002 include rent expense of $39,381 (2002: $43,417) and regulatory and filing expenses of $16,115 (2002: $20,464). We anticipate our regulatory and filing expenses will increase in fiscal 2004 as a result of changes in the regulatory environment and United States securities law compliance.

Professional Fees. Professional fees were $78,415 for the year ended June 30, 2003, compared with $67,560 for the year ended June 30, 2002, an increase of $10,855 or 16%. The increase was mainly due to higher costs for professional fees related to financing transactions and increased costs related to new regulatory requirements in the United States during fiscal 2003. Professional fees are expected to increase during fiscal 2004 as a result of increase financing activities and increased costs to comply with regulatory requirements in the United States.

Marketing and Business Development Expenses. Marketing and Business Development expenses consisted of compensation to employees and consultants and travel expenditures for demonstrations of our technology to potential strategic partners. As in the case of management salaries, certain salary costs in the areas of marketing and sales have been accrued for in 2003 but remained unpaid at the end of that year, given the working capital constraints faced by the Company. Marketing expenses were $171,911 for the year ended June 30, 2003, compared to $150,105 for the year ended June 30, 2002. The increase in marketing and business development expenses was a result of increased salary and consulting expense. Marketing and business development expenses are expected to increase in fiscal 2004 as we increase our efforts to market and commercialize our cash card systems and attempt to enter new markets.

Net Loss. We had a net loss of $710,175 ($ 0.04 per share) in fiscal 2003, compared to a net loss of $966,440 in fiscal 2002 ($ 0.08 per share). The lower net loss was attributable to higher revenues in fiscal 2003, coupled with lower overall expenses. We anticipate that we will incur additional losses in fiscal 2004 because we plan to increase our operating expenses to expand our sales and marketing operations, expand our distribution channels, fund greater levels of research and development and broaden our customer support capabilities. Many of our expenses are inelastic, meaning that they remain relatively stable regardless of the revenues we generate. As a result, we anticipate that we will continue to experience losses until our revenues increase to above $1.5 million annually. We currently do not have orders that would result in revenues of that level.

For The Year Ended June 30, 2002 Compared to The Year Ended June 30, 2001.
 Revenue. We generated $152,985 in revenue for the year ended June 30, 2002, compared with $234,810 for the year ended June 30, 2001, for a decrease of $81,825 or 34.8%. The revenue consisted of product sales of $136,712 for the year ended June 30, 2002, compared to $196,685 for the year ended June 30, 2001. We also reported other income of $16,273 for the year ended June 30, 2002, compared with $38,125 for the year ended June 30, 2001, derived from non-recurring engineering and service work. The decrease in product sales was due to postponement and delay in implementation by certain customers in the wake of September 11th and reduced spending in both recurring replacement products and in new technologies by our clients.

Cost of Goods Sold. Cost of goods sold was $147,452 in fiscal 2002 or 96.4% of revenue. Cost of goods sold was $380, 870 in fiscal 2001 or 162% of revenue, resulting in a gross loss on sales. The high cost of goods sold in 2001 resulted from our efforts to introduce a limited number of products to market and the high costs associated with limited run productions. We decided not to continue with these production runs in order to eliminate losses and focus on sales and marketing of our higher margin products, as evidenced in the improvement in gross margin in the year 2003.

21 25§
25 Page 26 27
General and Administrative Expenses. General and administrative expenses consist of management compensation, rent, professional fees, telephone, travel and other general corporate expenses. General and administrative expenses were $248,521 for the year ended June 30, 2002, compared with $199,046 for the year ended June 30, 2001, for an increase of $49,475. The increase in general and administrative expenses was due fundamentally to an increase in management fees and consulting fees.

Payroll expenses relating to general and administrative activities were $3,760 for the year ended June 30, 2002, compared with $22,284 for the year ended June 30, 2001, as a result of the elimination of administrative support positions in the year. Management fees were $152,490 for the year ended June 30, 2002, compared with $103,991 for the year ended June 30, 2001, derived from the salary package of a former executive officer. Office and maintenance charges were $11,139 for the year ended June 30, 2002, compared with $9,350 for the year ended June 30, 2001.

Investor relations expenses were $29,148 for the year ended June 30, 2002, compared with $35,950 for the year ended June 30, 2001. The decrease was due to a change in investor relation firms and our efforts to allocate resources to our marketing efforts.

Professional Fees. Professional fees were $67,560 for the year ended June 30, 2002, compared with $109,471 for the year ended June 30, 2001. The decrease was mainly due to lower costs for professional fees related to our United States filings. During fiscal 2002, we incurred professional fees and costs related to the filing of its registration statement on Form 20-F.

Marketing and Business Development Expenses. Marketing and Business Development expenses consisted of compensation to employees and consultants and travel expenditures for demonstrations of our technology to potential strategic partners. Marketing expenses were $150,104 for the year ended June 30, 2002, compared to $253,344 for the year ended June 30, 2001. The decrease in marketing and business development expenses was attributable to efforts to reduce our overall costs and expenses in fiscal 2002, including a significant reduction in staffing levels and in the attendance to marketing trade shows.

Net Loss. We had a net loss of $966,440 in fiscal 2002 ($ 0.08 per share), compared to a net loss of $1,068,025 ($ 0.09 per share) in fiscal 2001.

B. Liquidity and capital resources
 As of June 30, 2003, our cash position was negative $8,850 and our working capital deficiency was $707,137, compared to a cash position of $83,961 and a working capital deficiency of $78,130 as of June 30, 2002. The large increase in the working capital deficiency was mainly due to our ongoing operating losses and our inability to raise sufficient additional capital through private placements in fiscal 2003 compared to fiscal 2002.

Since inception, we have financed our operations through equity financings. During the year ended June 30, 2003, we received net proceeds of $335,979 from the sale of common stock and by issuing common shares upon the exercise of options and warrants, compared with proceeds of $270,000 for the year ended June 30, 2002.

We currently have no long-term debt obligations or commitments.
Net decrease in cash was $92,811 for the year ended June 30, 2003. This compares with a net cash increase of $71,722 in the year ended June 30, 2002. The decrease in cash is a result of continuing operating losses and a reduction in proceeds from financing activity in 2003 compared to 2002.

Subsequent to June 30, 2003, we completed two Private Placements of a total 1,666,666 and 1,000,000 units respectively, each unit comprised of one common share and one non-transferable share

22 26§
26 Page 27 28
purchase warrant in the capital stock of the Company at $0.15 and $0.25 per unit respectively to net the treasury an aggregate of $500,000. One Warrant will entitle the holder to purchase one additional common share for a period of two years from the date of the initial purchase at $0. 20 and $0. 35 per share respectively. The placements closed in September and November 2003, respectively. On September 5, 2003 the Company announced a shares for debt subscription plan to issue 1,161,947 shares in settlement of current trade debt of $405,203. The plan received regulatory approval on November 2003.

We do not generate sufficient revenue from our operations to meet our on-going cash requirements and we have no other internal sources of liquidity. We have no external sources of liquidity or lines of credit.
We have financed our operations and capital requirements through the sale of common shares, primarily through private placements. We anticipate our current operating expenditures will be approximately $1,107,000 for the next twelve (12) months. We currently do not have sufficient working capital and do not anticipate that cash flow from our operations will be sufficient to meet our current working capital requirements. We anticipate that we will be required to fund our capital requirements by raising funds through private placements of our equity or debt; however, we have currently has no commitments from potential investors.

To a large degree therefore, our operations are largely dependent upon the general state of the public equity capital markets, and specifically on the state of the public equity markets for small capitalization technology companies. There can be no assurance that any additional financings will be available to us on favourable terms or at all. We are subject to various risks and uncertainties, which appear elsewhere in this document.

C. Research and development, patents and licenses, etc.
 We acquired our core technology on September 21, 1995. Since that time, we have continued our research and development efforts related to its SmartKit® Cash Card reader and related technologies. In November, 1999, we received Canadian trade-mark approval for the QI logo and the following product names: SMARTVEND, QLINK, C21 and SMARTKIT.

During fiscal 2001, we spent $287,274 on research and development but continued with our strategy to shift our focus to marketing and sales in an effort to increase revenues. During the fiscal year ended June 30, 2002, we spent $405, 320 on research and development. During the fiscal year ended June 30, 2003, the Registrant spent $341,154 on research and development.

D. Trend Information
 Smart Cards are plastic cards containing computer chips. Advances in technology allow these cards to become smaller, faster, cheaper, more reliable and more secure with each generation.

Financial institutions have delayed the transition from magnetic stripe cards to smart cards until they can justify the cost of smart card deployment for stored value systems. However, fraud associated with bank credit and debit cards continues to increase and the banking communities in most countries outside North America have deployed or are actively planning to deploy smart cards to combat the problem.

Banks in Canada have now established target dates for full deployment of smart cards and some US banks have begun deployment.
Our initial business strategy was to position our technology and systems to the banking industry. However, the long delays in deployment by the banking industry and our success in marketing proprietary systems have led to our focus on the proprietary systems market. We believe that bank industry deployment of smart card systems is still a few years away, and the incremental cost of adding Cash Card functionality to our Cash Card systems will be possible at reasonable costs.

23 27§
27 Page 28 29
We believe that the declining costs of all elements of cash card systems will continue to create new market opportunities for us both with third party cards and also with our QI Cash proprietary cards and turnkey systems.

E. Off-balance Sheet Arrangements
 We had no off-balance sheet arrangements that have or are likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular Disclosure of Contractual Obligations
 Not applicable for annual reports for fiscal years ended on June 30, 2003.

Item 6 Directors, Senior Management and Employees
 A. Directors and senior management
 The following table sets forth the name, position with the Registrant, age and municipality of residence of directors and senior management:

Name and Municipality of Residence	Principal Occupation or Employment during the past five years	Position with Registrant	Age

Steven R, Garman, Colleyville, Texas	President and Chief Executive Officer, QI Systems Inc. since June 30, 2003; Management Consultant with True Horizon Marketing Inc. since 2002; President and Chief Executive Officer, FS Holdings from 1998 to 2002.	President, Chief Executive Officer and Director	57

Craig Jones, Richmond, British Columbia	Director of export Sales and Business Development with Dairyworld Foods from March, 1996-October, 1998; Management Consultant, C. Jones Associates since October, 1998; Vice-President, Sales and Marketing for QI Systems since May 1, 2000	Vice-President, Sales and Marketing and Corporate Secretary	51

Billy Gene Parker Jr.,(1) The Woodlands, Texas	Owner and President, Mobill Contractor Inc., 1985-Present	Director	49

William J. Reid, Victoria, British Columbia	Project Manager and Software Engineer at Edoc Systems Group, Ltd.	Director	32

Ron H. DeBruyne(1) Victoria, British Columbia	President and Founder of Edoc Systems Group Ltd.	Director	37

Matthew Yugovich Lubbock, Texas	Commercial Real Estate Developer	Director	49

Allen D. Graves(1) Surrey, British Columbia	President of Gemcore Communications Inc. since 1999; Senior Technical Consultant to QI since 1995	Director	43

24 28§
28 Page 29 30
(1) Member of the audit committee.
Members of our Board of Directors are elected by our shareholders. Our Board of Directors meets periodically to review significant developments affecting us and to act on matters requiring Board approval.
Although our Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of our Board of Directors is an Audit Committee. The Audit Committee of the Registrant's Board of Directors currently consists of Billy Parker, Alan Graves and Ron H. DeBruyne. See, "Board Practices," below. This committee is directed to review the scope, cost and results of the independent audit of our books and records, the results of the annual audit with management and the internal auditors and the adequacy of our accounting, financial and operating controls; to recommend annually to our Board of Directors the selection of the independent auditors; to consider proposals made by our independent auditors; and to report to our Board of Directors, when so requested, on any accounting or financial matters.

None of our directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer. No director or executive officer of the Registrant has any family relationship with any other officer or director of the Registrant.
The following sets out additional biographical information for each of the Issuer's directors and officers:

Steven R. Garman. –President, Chief Executive Officer and Director. Mr. Steve Garman has over 35 years of business experience in the international corporate environment and a diversified management background including senior executive positions in varied industries such as health care services, high tech medical devices, computer products, OEM manufacturing, and sports and recreation. He has held multi-million dollar P & L responsibility with Olympus America, Inc., an international market leader in the camera and medical products industry (1979 to 1998), served as CEO and President of Fury Sports Holdings, Inc., a pre-IPO start-up engaged in the sports facility management and sport skills training business (1998 to 2002); has served as Managing General Partner for ProSource Holdings, Inc., a private investment group (1994 to 1996); a senior executive consultant with Drake Beam Morin (2002 – 2003) and has been named a member of the Board of Directors of multiple start-up corporations, including National Endoscope Systems, Inc., Advanced Compression Technologies, Inc., ProSource Industries, Inc., Aliment Plus, Inc., Oswego Software, Inc., Fury Sports Holdings, Inc., and True Horizon Marketing, Inc. Mr. Garman received his Bachelor of Science Degree in Business Management and Administration from Indiana University's Kelley School of Business in 1969. He has held senior leadership positions with industry leader Olympus America, Inc. (Olympus Corporation, Tokyo, Japan) spending 20 years in Olympus' Medical Products Division, were he managed pioneering projects from concept through full-scale national deployment. Mr. Garman has international experience working with corporate manufacturing and sales partners in the United States, Western and Central Europe, Great Britain, Japan, Canada and Australia. Prior to his service with Olympus, Mr. Garman worked for Johnson & Johnson and ARCO Medical Products (Atlantic Richfield Corporation). Mr. Garman has served as a director, President and Chief Executive Officer of the Registrant since June 20, 2003.

Matthew Yugovich, Director. Mr. Yugovich has over 30 years of business management experience. During the past five years, Mr. Yugovich has served as the president of Great Western Adventure Inc. in State of Texas.

Alan D. Graves, Director. Mr. Graves graduated from the University of British Columbia in 1983 with a BASc in Electrical Engineering. He has gained extensive technical experience working as a hardware and software design engineer for several companies over the last 20 years. His experience has covered a full range of product development in the areas of industrial process control, digital audio electronics, 1. 8Ghz wireless and cable repeaters for CDMA cell phone communications, and of course vending and Smartcard payment systems. Since 1997 he has worked as an independent engineering consultant and manager for several companies, including QI Systems Inc., Technical Solutions, a company engaged in manufacturing and development, and Velocity Software, a company engaged in hardware and software development and consulting services. For the last 4 years he has held the position of President of Gemcore Communications Inc., a company that specializes in providing technical direction to other companies involved in developing products using the latest technologies.

Craig Jones, Vice-President, Sales and Marketing, Corporate Secretary and Acting Interim Principal Financial Officer. Mr. Jones has over 20 years of International Business Development experience, including 10

25 29§
29 Page 30 31
years of direct experience in information technology. Mr. Jones has spent most of his career in Canada and Australia developing and refining the skills required to design and implement global business strategies. Mr. Jones has worked in the areas of consumer package goods, environmental engineering, and the automotive and information technology industries. Mr. Jones joined the Company as Vice-President, Sales and Marketing on May 1, 2000 and served as the Company's Acting President and Acting Chief Executive Officer from October 17, 2000 to April 30, 2002, and as the Company's Corporate Secretary since October 22, 2002. From October, 1998 to date, Mr. Jones has headed the management consultant firm of C. Jones and Associates, specializing in international and national business development. The group has developed a working knowledge from a diverse range of industry categories such as consumer-packaged goods, dairy industry, environmental engineering, leisure goods, information technology and automotive aftermarket. From March, 1996 to October, 1998, Mr. Jones was employed as Director of Export Sales and Business Development with Dairyworld Foods, responsible for the sales, marketing, leadership growth and development of the company's international business initiatives. From December, 1990 to March, 1996, Mr. Jones was President of Bayshore Pacific Trade Ltd. and worked with North American companies in developing a wide range of trans-pacific partnerships and trading opportunities. Mr. Jones currently serves as the Registrant's acting interim principal financial officer.

Billy Gene Parker, Jr., Director. Mr. Parker has been in the general contract business for 25 years. For the past 17 years, he has been President of Mobill Contractor Inc., a general contractor in the Houston, Texas area.

William J. Reid, Director. Mr. Reid graduated from the University of British Columbia in 2000 with a Bachelor of Science degree in Forestry. After accumulating eight years of experience in forestry research (pre and post degree) with the B. C. Ministry of Forests Research Branch, he completed the Application and Management of Information Technology program at the University of Victoria. Upon completion, Edoc Systems Group Ltd. hired him as a software developer in 2002. His current duties have expanded to Project Manager for a variety of software application projects including a full-scale enterprise application spanning almost two years of development time, a cost tracking program that integrates with off-the-shelf accounting software and a custom data entry program designed on the .NET compact framework, which runs on a Personal Digital Assistant (PDA).

Ron H. DeBruyne, Director. Mr. deBruyne is the President and founder of Edoc Systems Group Ltd, a custom software development company based in Victoria that specializes in forestry software. Mr. deBruyne founded Edoc Systems Group in 1999. Prior to founding Edoc Mr. deBruyne spent 3 years as a software development Project Manager for Visionary Solutions, Inc., as well as 10 years in the field of accounting both in public practice and for various companies. He has previously worked as Senior Accountant and Controller for many major publicly listed and private corporations.

None of our directors and/ or executive officers has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/ or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

B. Compensation
 We do not compensate our directors for their services as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our Board of Directors. Our Board of Directors makes separate remuneration to any director undertaking services on our behalf other than services ordinarily required of a director. Other than as indicated below, no director received any compensation for his services as a director, including any committee participation or special assignments.
We grant stock options to directors, executive officers and employees, as more fully set forth below.

26 30§
30 Page 31 32
Executive Compensation
During the fiscal year ended June 30, 2003, we had three Named Executive Officers (for the purposes of applicable Canadian securities legislation), namely Steven R. Garman, our President and Chief Executive Officer from June 20, 2003 to present; Mesbah Taherzadeh, our former President and Chief Executive Officer from May 1, 2001 to June 12, 2003; Craig Jones, Vice-President of Marketing and Sales, May 1, 2000 to October 17, 2000, Acting President and Chief Executive Officer from October 18, 2000 to April 30, 2001, and then Vice-President of Marketing and Sales from May 1, 2002 and Corporate Secretary from October 22, 2001; (herein collectively referred to as the "Named Executive Officers"). The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

			Annual Compensation				Long Term Compensation
							Awards			Payouts
Name and Principal Position	Year (1)		Salary ($)		Bonus ($)(2)	Other Annual Compensation ($)	Securities Under Options/SARs(3) granted (#)(5)		Restricted Shares or Restricted Share Units ($)	LTIP(4) payouts ($)	All Other Compensation ($)

Steven R. Garman	2003		$3,334		Nil	Nil	Nil		Nil	Nil	Nil
President and	2002		Nil		Nil	Nil	Nil		Nil	Nil	Nil
Chief Executive	2001		Nil		Nil	Nil	Nil		Nil	Nil	Nil
Officer

Mesbah Taherzadeh	2003	C$	76,389		Nil	Nil	Nil		Nil	Nil	Nil
Former President and	2002	C$	183,333	(6)	Nil	Nil	Nil		Nil	Nil	Nil
Chief Executive	2001	C$	33,334	(6)	Nil	Nil	300,000	(6)(9)	Nil	Nil	Nil
Officer

Craig Jones	2003	C$	60,000	(7)&(8)	Nil	Nil	Nil		Nil	Nil	Nil
Vice-President,	2002	C$	120,000	(7)	Nil	Nil	Nil		Nil	Nil	Nil
Marketing and Sales	2001	C$	120,000	(7)	Nil	Nil	Nil		Nil	Nil	Nil

Notes: (1)					July 1 to June 30.
(2)					Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.
(3)					Stock appreciation rights.
(4)					Long-term incentive plan
(5)					Reference is made to the section captioned “Options and Stock Appreciation Rights”.
(6)					Pursuant to the terms and conditions of an Employment Agreement dated May 1, 2001.
(7)					Pursuant to the terms and conditions of an Employment Agreement dated April 20, 2000.
(8)					During the year ended June 30, 2003, C$60,000 of salary due to Mr. Jones was not paid by the Company and was recorded as a current liability due to Mr. Jones.
(9)					Unexercised options held by Mr. Taherzadeh expired following termination of his employment agreement.

27 31§
31 Page 32 33
Options and Stock Appreciation Rights
We issued 500,000, and cancelled 300,000 incentive stock options to the Named Executive Officer( s) during the most recently completed financial year (July 1, 2002 to June 30, 2003) (the "Financial Period").

No incentive stock options were exercised during the Financial Period by any of the Named Executive Officers.

Pension Plan
We do not have any pension plan arrangements in place.
Termination of Employment, Change in Responsibilities and Employment Contracts
The following are the employment contracts between us and each Named Executive Officer:

Steven R. Garman – Services Agreement
 We entered into a Services Agreement with True Horizon Marketing Inc. (" True Horizon") a company controlled by Steven R. Garman on June 20, 2003 for the provision of professional services including services as our Chief Executive Officer and President. A fee of $10,000 per month is payable to True Horizon. The Contract with True Horizon can be terminated with one month's written notice by either party.

Craig Jones – Employment Agreement
 We entered into an Employment Agreement dated April 20, 2000 with Craig Jones, our Vice-President, Marketing and Sales, whereby Mr. Jones agreed to manage, supervise and direct all activities relating to our marketing and sales. We agreed to pay Mr. Jones an annual salary of $120, 000 for the period from May 1, 2002 to April 30 2003, together with an incentive bonus calculated at a rate of no less than 30% of his annual salary for the period. The annual compensation is to be reviewed annually, with the stipulation that the compensation to be paid to Mr. Jones shall not be less than the annual salary and bonus percentage rate paid to him for the immediately preceding twelve month period.
The Agreement also provided that Mr. Jones would receive stock options totaling 200,000 shares (which options were granted to Mr. Jones on April 20, 2000). The Agreement commenced on May 1,2000 and will continue for an indefinite period of time until terminated in accordance with the provisions of the Agreement.

The Agreement may be terminated by us at any time for any reason without legal consequence upon 18 months written notice or payment to Mr. Jones in lieu of notice of a lump sum equal to one and one half times the annual compensation. Should Mr. Jones' employment be terminated by him for other than Good Reason (as defined in the Agreement) then we shall pay to the Executive of the annual compensation earned by or payable to him during the then current fiscal year for the period to and including the date of termination, and neither we nor our subsidiary shall have any further obligations to Mr. Jones under the Agreement. If the Agreement is terminated by us for other than just cause or terminated by Mr. Jones for Good Reason, then we shall pay the Executive his annual compensation for the then current fiscal year for the period to and including the date of termination, and as partial compensation for his loss of employment, an amount equal to one and one half times the annual compensation. We shall also provide Mr. Jones with the job relocation counseling services of a firm chosen from time to time by him, together with all additional reasonable expenses that Mr. Jones may incur in connection with obtaining alternative full-time employment, including any costs associated with the relocation by Mr. Jones to obtain such alternative employment, such total not to exceed $20,000.

28 32§
32 Page 33 34

Mesbah Taherzadeh – Employment Agreement
 We entered into an Employment Agreement with Mesbah Taherzadeh, our former President and Chief Executive Officer, dated May 1, 2001, whereby the Mr. Taherzadeh agreed to manage, supervise and direct all of our activities. We agreed to pay Mr. Taherzadeh an annual salary of $200,000 for the period from May 1, 2001. Mr. Taherzadeh was also entitled under the Employment Agreement to a benefits plan as is available from time to time for those individuals who were employed as senior executives of our company. In addition, the Employment Agreement provided that Mr. Taherzadeh would be granted an incentive stock option to purchase 300,000 shares, which option was granted to Mr. Taherzadeh on April 26, 2002, exercisable at $1.20 per share on or before April 26, 2006. In addition an Executive Incentive Plan was to be established, based on the objectives as set out in our Strategic Business Plan, which was to be developed by Mr. Taherzadeh and our board of directors.

Upon termination of the Employment Agreement, the average monthly compensation was to be determined by reference to the annual compensation paid to Mr. Taherzadeh, averaged for the preceding 36 months. If there was Just Cause (as defined in the Employment Agreement) then the agreement may have been immediately terminated by us without further compensation. If Mr. Taherzadeh was disabled, we would pay him for 6 months' applicable salary and benefits. The Employment Agreement could be terminated by us at any time for any reason without legal consequences upon payment to Mr. Taherzadeh of one year's annual compensation plus all incentive bonus he was entitled to, plus the right to exercise all vested stock options not exercised. Further, in the event that we terminated the Employment Agreement by the payment of one year's annual compensation, then we would continue Mr. Taherzadeh's entitlement to all medical, dental and disability insurance coverage for a period of one year or such shorter period as he may have advised.
If Mr. Taherzadeh employment was terminated for just cause, we would be required to pay him, if not previously paid, the fraction of the annual compensation earned by or payable to him by us or our subsidiaries during the then current fiscal year for the period to and including the date of termination and neither we nor our subsidiaries would have any further obligations to Mr. Taherzadeh under the Employment Agreement, save as provided for in the Employment Agreement in the event of his death or disability. Mr. Taherzadeh's employment also had provisions that would require us to make certain payments to him in the event there was a change in control of our company.
We terminated Mr. Taherzadeh for just cause on June 12, 2003, and he resigned as a Director of our company on June 19, 2003.

Rider A
 Mr. Taherzadeh filed a Writ of Summons and Statement of Claim in the Supreme Court of British Columbia (BCSC Action No. S81128 New Westminster Registry) seeking payment under an Employment Contract (dated May 1, 2001) and we were served in November, 2003. Mr. Taherzadeh is seeking approximately Cnd$ 175, 000 in a claim for back pay and benefits under the contract. We filed an Appearance with the Court. On January 9, 2004, we notified the court that we were filing a counterclaim against Mr. Taherzadeh. We believe the Mr. Taherzadeh's claim is without merit and we intend to vigorously defend against Mr. Taherzadeh's claim.
Other than as disclosed above, there is no compensatory plan or arrangement, including payments to be received from us or our subsidiaries, with respect to our Named Executive Officers.

The aggregate amount of compensation paid by us and our subsidiaries during the fiscal year ended June 30, 2003 to all officers and directors as a group, for services in all capacities was $205,834.
No amounts have been set aside or accrued by us during fiscal 2003 to provide pension retirements or similar benefits for our directors or executive officers pursuant to any plan provided for or contributed to by us.

29 33§
33 Page 34 35
We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers in the current year to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$ 60, 000 ($ 78, 500 Cdn.) per executive officer, except as set out above.
Except as set out above and as discussed in "Options and Warrants to Purchase Securities from the Registrant or Subsidiary", we have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers.

Stock Options
As of June 30, 2003, we had 1,507,500 incentive stock options outstanding. The names and titles of our directors, executive officers, administrators, supervisors and management to whom outstanding stock options have been granted and the number of Common Shares subject to such stock options, as at June 30, 2003, are set forth below.

Name	Number of Shares	Exercise Price Per Share	Expiry Date
Craig Jones	200,000	C$2.00	April 20, 2005
Craig Jones	300,000	$0.50	April 25, 2008
Billy Gene Parker Jr.	50,000	$0.50	December 31, 2007
Matthew Yugovich	50,000	$0.50	December 31, 2007
Allen D. Graves	96,000	$0.50	December 31, 2007
Allen D. Graves	24,000	$0.50	December 31, 2003

The exercise price of the stock options is stated in U. S. dollars, except for the 200, 000 options granted to Craig Jones which are stated in Canadian Dollars.

C. Board practices
 Set forth below is the expiration of the current term of office and the period during which such person has served in that office:

Name	Position	Expiration of Term of Office	Period of Service

Craig Jones(2)	Vice-President, Sales and Marketing and Corporate Secretary(1)	December, 2004	since May 1, 2000
Billy Gene Parker Jr	Director	December, 2004	since November 2001
Matthew Yugovich	Director	December, 2004	Since October 2002
Allen D. Graves	Director	December, 2004	Since December 2002
William J. Reid	Director		Since June 2003
Ronald DeBruyne	Director	December, 2004	Since July 2003
Steven R. Garman	President, Chief Executive Officer and Director	December, 2004	Since June 2003

30 34§
34 Page 35 36
(1) Officers are appointed by the directors for a term expiring at the following Annual General Meeting. (2) Craig Jones also served as Acting President and Acting Chief Executive Officer of the Registrant from October 17, 2000 to April 27, 2001 and Corporate Secretary since October 22, 2001.

There are no Director's service contracts which provide benefits upon the termination of employment except for an Employment Agreement dated April 20, 2000 with Craig Jones, particulars of which have been set out above under Item 6. B. "Compensation".
Set forth below are the names of the members of our audit committee:

· Billy Gene Parker
· Allen D. Graves
· Ron H. DeBruyne
Our Audit Committee is directed to review the scope, cost and results of the independent audit of our books and records, the results of the annual audit with management and the internal auditors and the adequacy of our accounting, financing and operating controls; to recommend annually to our Board of Directors the selection of the independent auditors; to consider proposals made by our independent auditors; and to report to our Board of Directors, when so requested, on any accounting or financial matters.

D. Employees
 We had the following number of employees at the end of each of the following fiscal years:
June 30, 2003 June 30, 2002 June 30, 2001 9 employees 11 employees 13 employees

We had 9 employees and 5 contractors located in Canada as of June 30, 2003; 11 employees and 7 contractors located in Canada as of June 30, 2002; and 13 employees and 7 contractors located in Canada as of June 30, 2001. As of June 30, 2003, 3 employees were involved in management and administrative functions, 5 employees were engaged in research and development and 2 employees were engaged in sales and marketing. Our contractors generally engage in software design, product assembly and prototype manufacturing. They are paid hourly and are called when work is available.

E. Share ownership
 Set forth below are details of the share ownership of our directors, executive officers, administrators, supervisors and management as of December 31, 2003 based on information provided by such persons:

Name	Securities beneficially owned, directly or indirectly or over which direction or control is exercised	Percent of Issued and Outstanding Share Capital(1)

Billy Gene Parker Jr	1,594,000	8%
Matthew Yugovich	173,667	*
Allen D. Graves	87,000	*
William J. Reid	37,600	*
Craig Jones	10,000	*
Ronald DeBruyne	10,000	*
Steven R. Garman	nil	*
* Less than 1%.
(1) 20,086,143 common shares were issued and outstanding as of December 31, 2003.

31 35§
35 Page 36 37

A summary of outstanding options granted to the above individuals to purchase our common shares is set forth below:

Name	Number of Shares	Exercise Price Per Share	Expiry Date

Billy Gene Parker Jr	50,000	$0.50	December 31, 2007
Matthew Yugovich	50,000	$0.50	December 31, 2007
Allen D. Graves	96,000	$0.50	December 31, 2007
Allen D. Graves	24,000	$0.50	December 31, 2007
William J. Reid	--	--	--
Craig Jones	200,000	C$2.00	April 20, 2005
Craig Jones	300,000	$0.50	April 25, 2008
Ronald DeBruyne	--	--	--
Steven R. Garman	--	--	--

Stock Option Plan
 Our Incentive Stock Option Plan complies with the rules set forth for such plans by the TSX. At no time may more than 2,175,000 post-subdivision shares be subject to option at any time and at no time may more than 5% of the outstanding issued shares be reserved with respect to any one individual. The Plan provides for the issuance of options to our directors, officers and employees and our subsidiaries to purchase our common shares. The stock options may be issued at the discretion of the Board of Directors and are exercisable for a period not exceeding five years. Stock Options granted to our employees and directors will vest in equal quarterly tranches, at the direction of the Board of Directors, subject to a minimum 18 month vesting period, in accordance with TSX policy, commencing from the date of grant of the Option. The exercise price may not be lower than the "discounted market price" being the last closing price of our shares on the day immediately preceding the date on which the directors grant and publicly announce the options, less the applicable discount from the market price in accordance with TSX policy, and will not otherwise be less than $0. 10 per share. The Incentive Stock Option Plan provides that a person is entitled to have one or more stock options outstanding at a time.

As at June 30, 2003, we had a total of 2,175,000 options approved for issuance, of which no more than 1, 085, 000 options may be granted to insiders.

Item 7 Major Shareholders and Related Party Transactions
 A. Major shareholders
 As of December 31, 2003, the following shareholders beneficially own greater than 5% of our common shares.
Name – Number of Voting Securities – Percentage of Issued Voting Securities

Billy Gene Parker Jr – 1,594,000 – 7. 94%

32 36§
36 Page 37 38
All of our shareholders have the same voting rights.
As of October 31, 2003, 6,887,588 common shares were held by 62 registered shareholders resident in the United States.

We are not directly or indirectly owned or controlled by another corporation, any foreign government or by any other natural or legal person( s) severally or jointly.
There are no arrangements, known to us, the operation of which may at a subsequent date result in a change of control of our company.

B. Related party transactions
 During the period since the beginning of our preceding three financial years up to the date hereof, we entered into the following related party transactions:

We entered into an Employment Agreement with Craig Jones dated April 20, 2000, pursuant to which the Mr. Jones agreed to be employed as the Registrant's Vice-President, Marketing and Sales, and to be responsible for the management, supervision and direction of all activities relating to marketing and sales. The agreement is further describe under "Directors and Senior Management – Compensation -Termination of Employment, Change in Responsibilities and Employment Contracts," above.
During the period January, 2001 to August, 2001, we received funding by way of loans in the amounts of US$297,315 (Cdn$ 450,000) and US$30,000 (together the "Loan") from James Roberts, our past President, and his wife, Ursula Roberts, respectively, (the "Lenders") to provide us with general ongoing working capital. Mr. Roberts is currently not a member of our senior management or the Board of Directors. The Loan plus interest was repaid in July, 2002 with interest totaling $34,617.
We entered into an Employment Agreement with Mesbah Taherzadeh, our former President and Chief Executive Officer, dated May 1, 2001, whereby Mr. Taherzadeh agreed to manage, supervise and direct all our activities. The agreement is further describe under "Directors and Senior Management – Compensation -Termination of Employment, Change in Responsibilities and Employment Contracts," above.

On September 10,2002, we entered into a private placement subscription agreement with Billy Gene Parker Jr. whereby Mr. Parker purchased 625,000 shares at $0.40 per share. Subsequent to the private placement, namely on November 13,2002, Mr. Parker joined our board of directors.
On June 20, 2003 we entered into a Services Agreement with True Horizon Marketing Inc., a company controlled by Steven R. Garman, for the provision of his professional services including services as our Chief Executive Officer and President. The agreement is further describe under "Directors and Senior Management – Compensation -Termination of Employment, Change in Responsibilities and Employment Contracts," above.

For the period from July 1, 2002 to June 30, 2003, we paid $205,834 in consulting fees to directors and officers and former directors and officers of our company. As at June 30, 2003 and 2002, amounts of $142,827 and $68, 253, respectively, were due to these directors and officers in respect of these fees, and included in accounts payable. Interest of $7,467 was incurred during the year ended June 30, 2000 on loans from two shareholders and directors amounting to $422,500. The loans were unsecured, bore interest at 10% per annum and were fully repaid prior to June 30, 2000.

In May, 2002, James Roberts purchased 1,170,000 units, Mesbah Taherzadeh purchased 10,000 units, Lillie Cocunato, purchased 24,000 units, Douglas Brazier purchased 160,000 units, Craig Jones purchased 10,000 units and Billy G. Parker purchased 750,000 units, at the price of US$0.30/ Cdn$ 0.50 per unit from a private placement under which we issued a total issuance of 200,000 common shares at US$0.30/ Cdn.$ 0.50 per common share and 3,550,000 units at a price of US$0.30/ Cdn.$0.50 per unit. Total proceeds raised were US$1,125,000 (Cdn. $1,875,000). Each unit comprised one share and one non-transferable share purchase warrant entitling the

33 37§
37 Page 38 39
holder to purchase one additional common share for a period of two years at an exercise price of US$0.40/ Cdn.$0.67 per share. An aggregate of 2,124,000 units for a purchase price of US$637,200/ Cdn.$1,062,000 were purchased by insiders of our company.

C. Interests of experts and counsel
 Not applicable.

Item 8 Financial Information
 A. Consolidated statements and other financial information
 1. Financial statements, audited by our independent auditor and accompanied by an audit report, comprised of:

· Consolidated Balance Sheets as of June 30, 2003 and 2002;
· Consolidated Statements of Operations and Deficit for the three years ended June 30, 2003, 2002 and 2001;
· Consolidated statements of cash flows for the three years ended June 30, 2003, 2002 and 2001; and

· Notes to the consolidated financial statements are attached hereto and form a part hereof.
Except as described below, we are not involved and have not been involved in any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability, including governmental proceedings pending or known to be contemplated.

Rider B
 In November 2003, we were served in connection with a Writ of Summons and Statement of Claim filed by Mesbah Taherzadeh, our former Chief Executive Officer, in the Supreme Court of British Columbia (BCSC Action No. S81128 New Westminster Registry) seeking payment under an Employment Contract dated May 1, 2001. Mr. Taherzadeh was terminated for cause in June 2003. Mr. Taherzadeh is seeking approximately Cnd$175,000 in a claim for back pay and benefits under the contract. We filed an Appearance with the Court. On January 9, 2004, we notified the court that we were filing a counterclaim against Mr. Taherzadeh. We believe the Mr. Taherzadeh's claim is without merit and we intend to vigorously defend against Mr. Taherzadeh's claim.

We have not, during its last five completed financial years, declared or paid any dividends on its common shares and do not currently intend to pay dividends. Earnings, if any, will be retained to finance further the growth and development of our business.

B. Significant changes
 Subsequent to June 30, 2003, we completed two private placements of a total 1,666,666 and 1,000,000 units respectively, each unit comprised of one common share and one non-transferable share purchase warrant in the capital stock at $0.20 and $0.35 per unit to net the treasury an aggregate of $500,000. One Warrant will entitle the holder to purchase one additional common share for a period of two years from the date of closing at $0.20 and $0.35 per share. The placements closed in September and November 2003, respectively.

34 38§
38 Page 39 40
Item 9 The Offer and Listing
 Markets
 Our Common Shares trade on the TSXV Venture Exchange (the "TSXV") under the symbol QIIU.V The TSXV was previously known as the Canadian Venture Exchange (the "CDNX") prior to its acquisition by the Toronto Stock Exchange on May 29, 2001. The CDNX was the result of the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange on November 29, 2001. Prior to the establishment of the CDNX, our common shares traded on the Vancouver Stock Exchange (the 'VSE"). The VSE, CDNX and TSXV are collectively referred to herein as the "TSXV". The following table sets out the price history of our Common Shares on TSXV and its relevant predecessors for the periods indicated:

TSX Yearly Price History - Five most recent fiscal years
Period		High	Low

Fiscal 1999	12 Month Period ended June 30. 1999	Cdn$9.18	Cdn$5.50
Fiscal 2000	12 Month Period ended June 30, 2000	Cdn$10.50	Cdn$2.00
Fiscal 2001	12 Month Period ended June 30, 2001	Cdn$5.05	Cdn$0.80
Fiscal 2002	12 Month Period ended June 30, 2002	US$0.90	US$0.18
Fiscal 2003	12 Month Period ended June 30, 2003	US$0.50	US$0.06

TSX Quarterly Price History - Two most recent fiscal years
Period		High (US$)	Low (US$)

Fiscal 2003	First Fiscal Quarter ended September 30, 2002	0.50	0.10
	Second Fiscal Quarter ended December 31, 2002	0.35	0.12
	Third Fiscal Quarter ended March 31, 2003	0.19	0.06
	Fourth Fiscal Quarter ended June 30, 2003	0.31	0.06

Fiscal 2002	First Fiscal Quarter ended September 30, 2001	0.90	0.35
	Second Fiscal Quarter ended December 31, 2001	0.69	0.45
	Third Fiscal Quarter ended March 31, 2002	0.85	0.54
	Fourth Fiscal Quarter ended June 30, 2002	0.70	0.18

TSX Monthly Price History - Six most recent months
Period – 2003	High (US$)	Low (US$)
June	.16	.06
July	.35	.09
August	.42	.29
September	.50	.29
October	.40	.22
November	.30	.16
December	.25	.165

Our common shares began trading in U.S. dollars on July 30, 2001

The following table sets out the price history of our Common Shares on the OTCBB from May 23, 2002, being the date our Common Shares commenced trading, and for the following periods indicated (in US dollars):

35 39§
39 Page 40 41

OTCBB Yearly Price History – Three most recent fiscal years
Period		High (US$)	Low (US$)

Fiscal 2001	12 Month Period ended June 30, 2001	1.20	0.70
Fiscal 2002	12 Month Period ended June 30, 2002	1.30	0.16
Fiscal 2003	12 Month Period ended June 30, 2003	0.45	0.07
OTCBB Quarterly Price History - Two most recent fiscal years
Period		High (US$)	Low (US$)

Fiscal 2002	First Fiscal Quarter ended September 30, 2001	1.30	0.47
	Second Fiscal Quarter ended December 31, 2001	0.69	0.40
	Third Fiscal Quarter ended March 31, 2002	0.95	0.65
	Fourth Fiscal Quarter ended June 30, 2002	0.73	0.16
Fiscal 2003	First Fiscal Quarter ended September 30, 2002	0.43	0.08
	Second Fiscal Quarter ended December 31, 2002	0.45	0.11
	Third Fiscal Quarter ended March 31, 2003	0.21	0.07
	Fourth Fiscal Quarter ended June 30, 2003	0.37	0.07
OTCBB Monthly Price History - Six most recent months
Period - 2003	High (US$)	Low (US$)
June	0.14	0.08
July	0.35	0.09
August	0.45	0.30
September	0.50	0.32
October	0.46	0.26
November	0.35	0.16
December	0.22	0.17

Our common shares began trading on the Berlin Stock Exchange on March 23, 2000.The WKN number is 865-679. Trading figures are not shown as the majority of the trading of our takes place on the TSXV and the OTCBB.
Item 10 Additional Information
 A. Share capital
 Not applicable.

B. Memorandum and articles of association
 1. The Memorandum and Articles of the Registrant and the related disclosure called for by this item are contained in, and incorporated by reference, in Item 10B of the Registrant's previously filed Form 20-F as filed in February 2003.

C. Material Contracts
 Following are summaries of material contracts, other than those entered into in the ordinary course of business, entered into by the Company for a period of no less than the two (2) years preceding the date of this document:

36 40§
40 Page 41 42
Contract & Description

Employment Agreement dated May 1, 2001 with Mesbah Taherzadeh
See the disclosure under the heading "Compensation" in Section 6. B. herein.

Employment Agreement dated April 20, 2000 with Craig Jones
See the disclosure under the heading "Compensation" in Section 6. B. herein.

Service Agreement dated June 20, 2003 with True Horizon Marketing Inc., a company controlled by Steven R. Garman
See the disclosure under the heading "Compensation" in Section 6. B. herein.

Form of Private Placement Subscription Agreement dated May, 2002
In May, 2002, we entered into private placement Subscription Agreements for an aggregate of 3,750,000 units under which Billy Gene Parker Jr. Mesbah Taherzadeh, Craig Jones, Lillie Cocunato, Douglas Brazier and James Roberts, purchased an aggregate of 2,124,000 units for a purchase price of US$637,200/ Cdn.$1,062,000.

Form of Private Placement Subscription Agreement dated October, 2002
In October, 2002, we entered into private placement Subscription Agreement under which the party purchased an aggregate of 333,333 units for a purchase price of US$0.30.

D. Exchange controls
 Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. However, any dividends remitted to U. S. Holders, as defined below, will be subject to withholding tax. See "Item 10( E) — Taxation".

Except as provided in the Investment Canada Act (the "Act"), there are no limitations specific to the rights of non-Canadians to hold or vote the common stock of the Company under the laws of Canada or in the charter documents of the Company.
Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment by an American investor in the Company.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act. The notification procedure involves a brief statement of information about the investment of a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

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

37 41§
41 Page 42 43
The following investments by a non-Canadian are subject to review under the Act: (1) direct acquisitions of control of Canadian businesses with assets of CDN$ 5 million or more unless the acquisition is being made by an American investor; (2) direct acquisitions of control of Canadian businesses with assets of CDN$ 152 million or more by an American investor; (3) indirect acquisitions of control of Canadian businesses with assets of CDN$ 5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor; (4) indirect acquisitions of control of Canadian businesses with assets of CDN$ 152 million or more by an American investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired; (5) indirect acquisitions of control of Canadian businesses with assets of CDN$ 50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor in which case there is no review; and (6) an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, audio or video music recordings, or music in print or machine-readable form.

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
The Act specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities. Given the nature of the Company's business and the size of its operations, management does not believe the Act would apply to an investment in the Company's shares by a U.S. investor. The Act provides for civil penalties for non-compliance with any provision except breach of confidentiality or provision of false information, for which there are criminal penalties.

E. Taxation
 United States Federal Income Tax Consequences
 The following is a discussion of material United States federal income tax consequences, under current law, applicable to a US Holder (as hereinafter defined) of common shares of the Registrant. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Canadian Federal Income Tax Considerations" for material Canadian federal income tax consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service (" IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.
This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or

38 42§
42 Page 43 44
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

U. S. Holders
 As used herein, a "U. S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701( a)(30) of the Code. This summary does not address the tax consequences to, and U. S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U. S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U. S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company
 U. S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U. S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U. S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U. S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U. S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U. S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U. S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U. S. dollars on the date of receipt, a U. S. Holder will have a tax basis in the foreign currency equal to its U. S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U. S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.
Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U. S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U. S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

39 43§
43 Page 44 45
Certain information reporting and backup withholding rules may apply with respect to the Company's common shares. In particular, a payor or middleman within the U. S., or in certain cases outside the U. S., will be required to withhold 31% of any payments to a holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U. S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U. S. backup withholding tax rules will be allowed as a refund or a credit against the U. S. Holder's U. S. federal income tax liability, provided the required information is furnished to the IRS. U. S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Company's common shares.

Foreign Tax Credit
 A U. S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U. S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U. S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U. S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U. S. Holders, "financial services income" for these purposes. In addition, U. S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U. S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Company
 A U. S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U. S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U. S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U. S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U. S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations
 In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company
 If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or

40 44§
44 Page 45 46
residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company's gross income for such year was "foreign personal holding company income" (e. g. dividends, interest and similar income), the Company may be treated as a "foreign personal holding company." In that event, U. S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company
 If 50% or more of the combined voting power or total value of the Company's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701( a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U. S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company
 As a foreign corporation with U. S. Holders, the Company could potentially be treated as a passive foreign investment company (" PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which produce or are held for the production of passive income. U. S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain "excess distributions" on and dispositions of PFIC stock. However, if the U. S. Holder makes a timely election to treat a PFIC as a qualified electing fund (" QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U. S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U. S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. Special rules apply to U. S. Holders who own their interests in a PFIC through intermediate entities or persons. In addition, subject to certain limitations, U. S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime of section 1291 described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses. This alternative will apply to taxable years of U. S. Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U. S. Holders.
The Company believes that it was not a PFIC for its fiscal year ended June 30, 2003 and does not believe that it will be a PFIC for the fiscal year ending June 30, 2004. However, because the PFIC determination is made annually on the basis of income and assets, there can be no assurance that the Company will not be a PFIC in the current or in a subsequent year. In addition, there can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEFs in the event that it qualifies as a PFIC.

Controlled Foreign Corporation
 If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the

41 45§
45 Page 46 47
Code Section 7701( a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company (" United States Shareholder"), the Company could be treated as a controlled foreign corporation (" CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

Canadian Federal Income Tax Considerations
 The summary below is restricted to the case of a holder (a "Holder") of one or more common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Registrant.

Dividends
 A Holder will be subject to Canadian withholding tax equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on this common shares. Under the Canada-US Income Tax Convention (the "Treaty") the rate of withholding tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced to 15%. The Registrant will be required to withhold the applicable amount of withholding tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder is reduced to 15% (5% if the shareholder is a corporation owning at least 10% of the outstanding voting common shares of the Registrant.)

Disposition of Common Shares
 A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder's taxable income.

Generally, a common share will not constitute taxable Canadian property of a Holder unless not listed on a stock exchange, he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Registrant.
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

42 46§
46 Page 47 48
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

F. Dividends and paying agents
 Not applicable.

G. Statement by experts
 Not applicable.

H. Documents on display
 Copies of material contracts herein described may be examined at our head office located at Unit 101, 3820 Jacombs Road, Richmond, British Columbia, V6V 1Y6. or at our registered office located at 1040-999 West Hastings Street, Vancouver, B. C. V6C 2W2, during normal business hours.

I. Subsidiary information
 Not applicable.

Item 11 Quantitative and Qualitative Disclosures About Market Risk
 We do not believe we have any material exposure to interest or commodity risks. We do not own any derivative instruments, do not engage in any hedging transactions and do not have any outstanding long-term debt.

Item 12 Description of Securities Other Than Equity Securities
 A. Debt Securities.
 Not applicable.

B. Warrants and rights
 Not applicable.

C. Other securities
 Not applicable.

D. American Depositary Shares
 Not applicable

43 47§
47 Page 48 49
Item 13 Defaults, Dividends Arrearages and Delinquencies.
 Not Applicable

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds
 Not Applicable

Item 15 Controls and Procedures
 Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15( e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in the reports we file or submit under the Exchange Act.
During the fourth fiscal quarter covered by this annual report, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15( f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A Audit Committee Financial Expert
 Not applicable for annual reports for fiscal years ended on June 30, 2003.

Item 16B Code of Ethics
 Not applicable for annual reports for fiscal years ended on June 30, 2003.

Item 16D Principal Accountant Fees and Services
 Not applicable for annual reports for fiscal years ended on June 30, 2003.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers
 Not applicable for annual reports for fiscal years ended on June 30, 2003.

PART III
Item 17 Financial Statements
 The Report and Consolidated Financial Statements for the years ended June 30, 2003 and June 30, 2002 are reported by Wolrige Mahon, Chartered Accountants and the 2001 (the "Annual Statements") are reported on by PricewaterhouseCoopers LLP, Chartered Accountants. These Annual Statements were prepared in accordance with generally accepted accounting principles in Canada, which differ from general accepted accounting principles in the United States. See Note 14 to the Annual Statements.
The following financial statements and related schedules are included in this Item:

44 48§
48 Page 49 50
· Auditors' Report.
· Consolidated Balance Sheets as at June 30, 2003 and 2002.
· Consolidated Statements of Operations and Deficit for the three years ended June 30, 2003, 2002 and 2001.
· Consolidated Statements of Cash Flows for the years ended June 30, 2003, 2002 and 2001.
· Notes to Consolidated Financial Statements.

45 49§
49 Page 50 51

QI SYSTEMS INC.

 Richmond, B.C.

FINANCIAL STATEMENTS

June 30, 2003 and 2002

AUDITORS' REPORT

To the Shareholders of QI Systems Inc.:

We have audited the balance sheets of QI Systems Inc. as at June 30, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia company act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The audited financial statements for the year ended June 30, 2001 were examined by other auditors who expressed an opinion without reservation on those statements in their report dated October 18, 2001.

“Wolrige Mahon”

CHARTERED ACCOUNTANTS

Vancouver, Canada

October 6, 2003

Comments by Auditor for U.S. Readers on CanadaU.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated October 8, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

“Wolrige Mahon”

CHARTERED ACCOUNTANTS

Vancouver, Canada

October 6, 2003

QI SYSTEMS INC.

STATEMENT OF OPERATIONS AND DEFICIT
For the years ended June 30, 2003, 2002 and 2001
(Expressed in U.S. dollars)

	2003 $	2002 $	2001 $

Revenue
	325,422	152,985	234,810
Cost of goods sold	84,742	147,452	380,870

	240,680	5,533	(146,060)

Expenses
Development costs	341,154	405,320	287,274
Marketing	171,911	150,105	253,444
Administration	309,818	248,521	199,046
Professional fees	78,415	67,560	109,471
Amortization	5,974	59,667	59,012
Bad debt	5,000	--	7,018
Financing costs and interest	38,757	40,926	6,800

	951,029	972,099	921,965

Operating loss	(710,349)	(966,566)	(1,068,025)
Interest income	174	126	1,253

Net loss	(710,175)	(966,440)	(1,066,772)

Deficit, beginning of year	(9,341,770)	(8,375,330)	(7,308,558)

Deficit, end of year	(10,051,945)	(9,341,770)	(8,375,330)

Loss per share - basic and diluted (Note 10)	(0.04)	(0.08)	(0.09)

QI SYSTEMS INC.

BALANCE SHEET
As at June 30, 2003 and 2002
(Expressed in U.S. dollars)

	2003 $	2002 $

Assets
Current
Cash	--	83,961
Receivables	36,194	37,749
Share subscriptions receivable	--	815,994
Prepaid expenses	9,328	6,347
Inventory (Note 4)	188,334	143,170

	233,856	1,087,221
Capital assets (Note 5)	17,171	21,835

	251,027	1,109,056

Liabilities
Current
Bank overdraft	8,850	--
Payables and accruals (Note 6)	812,643	813,936
Shareholder loans	119,500	326,415
Deferred revenue	--	25,000

	940,993	1,165,351

Share Capital and Deficit
Share capital (Note 7)	9,419,686	7,967,877
Share capital subscribed	--	1,187,809
Warrants	--	164,000
Deficit	(10,051,945)	(9,341,770)
Cumulative translation adjustment	(57,707)	(34,211)

	(689,966)	(56,295)
Going concern (Note 1)
Commitments and contingencies (Note 11)

	251,027	1,109,056

QI SYSTEMS INC.

STATEMENT OF CASH FLOWS
For the years ended June 30, 2002, 2002 and 2000
(Expressed in U.S. dollars)

	2003 $	2002 $	2001 $
Cash flows related to operating activities
Loss for the year	(710,175)	(966,440)	(1,066,772)
Amortization	5,974	59,667	59,012
Writedown of inventory	--	--	50,000

	(704,201)	(906,773)	(957,760)
Changes in non-cash working capital
Receivables	1,555	(8,909)	69,473
Prepaid expenses	(2,981)	(4,143)	32,303
Inventory	(45,164)	26,261	(219,431)
Payables and accruals	252,307	273,995	283,103
Deferred revenue	(25,000)	25,000	--

	(523,484)	(594,569)	(692,312)

Cash flows related to investing activities
Investment in capital assets	(1,310)	(659)	(107,752)

Cash flows related to financing activities
Proceeds from shareholder loans	119,500	30,000	288,831
Proceeds from private placements	335,979	270,000	452,59
Proceeds from share capital subscribed	--	371,815	--

	455,479	671,815	741,410

Foreign exchange effect	(23,496)	(4,865)	(2,699)

Net increase (decrease) in cash	(92,811)	71,722	(61,353)
Cash, beginning	83,961	12,239	73,592

Cash, ending	(8,850)	83,961	12,239

Supplementary information
Interest received	174	126	1,253
Interest paid	(6,831)	(40,926)	(6,800)
Income taxes paid	--	--	--

QI SYSTEMS INC.

NOTES
For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 1 Going Concern

The company was incorporated in 1978 under the British Columbia Company Act. The company manufactures, designs and sells readers that allow the use of cash payment systems for self-serve applications such as vending, laundromat machines, transit fare collection systems and newspaper vending machines.

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. The use of such principles may not be appropriate because as at June 30, 2003, there was substantial doubt that the company would be able to continue as a going concern.

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

QI SYSTEMS INC.

NOTES
For the years ended June 30, 2003 and 2002
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

Stock-based Compensation Plans

The company has a stock based compensation plan, which is described in Note 7. Effective July 1, 2002, the company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock based compensation and has applied this change prospectively for new awards of stock options granted on or after July 1, 2002.

As options are issued at a price greater than the current market value, the option has no intrinsic value and therefore, no compensation expense is recorded when the options are granted. Consideration paid by employees or directors on the exercise of stock options is credited to share capital.

Stock option awards granted are accounted for in accordance with the intrinsic value method of accounting for stock-based compensation. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense for stock options is recognized over the vesting period. Options granted to other than employees and directors are measured at their fair value as the services are performed and the options earned. In periods prior to July 1, 2002, the Corporation recognized no compensation expense when stock or stock options were issued to employees.

Warrants
Consideration received on the exercise of warrants or purchase of stock is credited to share capital.

Detachable warrants are allocated a portion of the proceeds from debt or share issues based on fair values and included in additional paid-in capital warrants until the warrants are exercised or expired.

QI SYSTEMS INC.

NOTES
For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 3 Financial Instruments

The fair value of the Company’s cash, receivables, share subscriptions receivable and payables accruals approximates their carrying amount due to the relatively short periods to maturity of the instruments. The maximum credit risk exposure for all financial assets is the carrying amount of that asset.

Note 4 Inventory

	2003 $	2002 $
Raw materials	131,610	170,563
Work-in-process	11,543	11,660
Finished goods	95,181	10,947
	238,334	193,170
Less: Inventory writedown	(50,000)	(50,000)
	188,334	143,170

Note 5 Capital Assets

	Cost $	2003 Accumulated Amortization $	Net $	Cost $	2002 Accumulated Amortization $	Net $
Furniture and fixtures	22,268	17,655	4,613	22,268	16,502	5,766
Computer equipment	74,049	61,491	12,558	72,739	56,670	16,069
Moulds, tools and
test equipment	100,705	100,705	--	100,705	100,705	--

	197,022	179,851	17,171	195,712	173,877	21,835

Note 6 Related Party Transactions and Balances

During the year, the company paid or accrued $205,834 (2002: $154,435) in consulting fees to directors and officers and former directors and officers of the company. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at June 30, 2003 and 2002, amounts of $142,827 and $68,253, respectively, were due to these directors and officers relating to these fees, and included in accounts payable (Note 11).

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 7 Share Capital

Authorized:
200,000,000 common shares with no par value
Issued and outstanding:
	Number of Shares	Amount $
Issued for cash
Balance - June 30, 2001	11,609,714	7,697,877
Private placement	670,454	270,000
Balance - June 30, 2002	12,280,168	7,967,877
Issued for cash
Private placements	2,313,333	707,794
Issued in settlement of debt:
Shareholder loan	1,000,000	326,415
Trade accounts payable	770,000	253,600
Warrants transferred to share capital	--	164,000
Balance - June 30, 2003	16,363,501	9,419,686

Warrants

On July 17, 2002, the company completed a private placement for net proceeds of $1,187,809. The placement comprised of 3,750,000 units; each unit comprised of one common share and one non-transferable share purchase warrant, except for 200,000 units which were comprised of common share units only. Each warrant entitles the holder to purchase one common share at a price of $0.40 per share for a period of two years from May 3, 2002. As at June 30, 2003, all 3,550,000 warrants were outstanding.

On December 4, 2002, the company completed a private placement for net proceeds of $100,000. The placement comprised of 333,333 units; each unit comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.40 per share for a period of two years from October 30, 2002. As at June 30, 2003, all 333,333 warrants were outstanding.

Escrow Shares
Issued share capital includes 750,000 shares held in escrow subject to release at the direction of the Superintendent of Brokers of British Columbia.

QI SYSTEMS INC.

NOTES
For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 7 Share Capital (continued)

Stock Options

The company issues stock options as approved by the board of directors to employees, consultants and directors. Options are issued at the average trading price of the 10 days preceding the grant date as a minimum and may be granted for periods of up to five years. The vesting schedule for each grant is determined by the board of directors. As at June 30, 2003 the total number of options approved for issue is 2,175,000, of which no more than 1,085,000 options may be granted to insiders.

A summary of the status of the company’s stock option plan as of June 30, 2003 and 2002, and changes during the years ending on those dates, is presented below:
	Number of Shares	2003 Weighted Average Exercise Price				Number of Shares	2002 Weighted Average Exercise Price
		US$		Cdn$			US$	Cdn$
Outstanding
Beginning of year	1,516,500	1.09		1.65		1,809,900	1.14	1.73
Granted	1,618,500	0.50		0.75		--	--	--
Exercised	--	-	-	-	-	--	--	--
Forfeited	(1,627,500)	0.76		1.15		(293,400)	1.32	2.10
Outstanding -
End of year	1,507,500	0.81		1.25		1,516,500	1.09	1.65
Exercise Price		Options Outstanding		Options Exercisable
US$	Cdn$	Number outstanding at June 30, 2003	Weighted average remaining contractual life (years)	Number exercisable at June 30, 2003

0.50	0.79	931,500	4.15	203,000
1.32	2.00	576,000	1.73	513,500
		1,507,500	3.22	716,500

The fair value of stock options granted during the year was estimated at the date of the grant using a Black Scholes Option Pricing Model with the following assumptions for 2003: risk-free interest rate of 5% for a 5 year term, 2.8% for a 2 year term; dividend yield of 0%; volatility factor of the market price of the company’s common shares of 276%. On a pro-forma basis, the net loss for the year ended June 30, 2003 would be increased by $80,966. Basic and diluted loss per share would be increased by $0.005.

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 8 Segmented Information

The company operates in one business segment: the development, manufacture and installation of unattended point of sale smartcard applications.
Revenues by country are as follows:
	2003 $	2002 $
Canada	175,505	115,700
United States	149,317	37,285
United Kingdom	600	--

	325,422	152,985
All capital assets are located in Canada.
During the year ended June 30, 2003, three customers accounted for 48%, 24% and 11% of revenues respectively.

During the year ended June 30, 2002, one customer accounted for 70% of revenues.

Note 9 Income Taxes

The company has accumulated losses of $5,932,571 for income tax purposes which may be deducted in the calculation of taxable income in future years. The losses expire as follows:
$
2004	464,001
2005	677,173
2006	932,545
2007	902,265
2008	1,135,653
2009	1,054,472
2010	766,462
5,932,571

In addition, the company has incurred scientific research and experimental development expenditures (SR&ED) of approximately $2,034,919 to date for income tax purposes which may be carried forward indefinitely and deducted in the calculation of taxable income in future years.

The company has also accumulated non-refundable investment tax credits of $467,163 which may be applied against taxes payable in future years, and which expire at various dates commencing 2006.

These amounts are subject to review and revision by Canada Customers and Revenue Agency and the potential tax benefit which may result from future application of the losses, SR&ED expenditures, non-refundable investment tax credits, and capital cost allowance is not reflected in these financial statements.

The income tax provision for the year ended June 30, 2003 and 2002 differs from the amount obtained by applying the applicable statutory income tax rates to loss before future income tax recovery as follows:

	2003	2002
Canadian federal and provincial tax rates	37.62%	39.62%
	$	$
Income tax recovery based on statutory rates	267,168	382,904
Loss carryforward and scientific research and
experimental development expenditures	(139,490)	(277,332)
Tax effect on timing difference	(127,678)	(105,572)
Tax effect on timing difference	--	--

Note 10 Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year of 16,046,378 shares (2002: 12,034,278 shares; 2001: 11,571,835 shares). Fully diluted per share amounts are not presented as the effect of outstanding options and warrants is anti-dilutive.

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 11 Commitments and Contingencies

Obligations under the operating lease on the office premises are:

2004	43,650
2005	43,650
2006	43,650
2007	40,013

170,963

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

A former director and officer of the Company has filed a complaint under the Employment Standards Act for $133,454 plus interest. The financial statements reflect a provision of $95,025. Management is of the opinion that this provision is adequate.

Various other claims by suppliers for unpaid balances are pending against the Company and, in management’s opinion, adequate provisions have been made for these claims.

Note 12 Subsequent Events

On July 22, 2003 the Company adopted a share capital subscription plan to issue 1,666,666 units at a price of $0.15 per unit by way of private placement. Each unit is comprised of one common shared and one share purchase warrant of the company, exercisable for a period of 24 months from closing at a price of $0.20 per share.

On August 18, 2003 the Company announced a share capital subscription plan to issue 1,000,000 units at a price of $0.25 per unit by way of private placement. Each unit is comprised of one common share and one share purchase warrant of the company, exercisable for a period of 24 months form closing at a price of $0.35 per share. The placement is subject to regulatory approval.

On September 5, 2003 the Company announced a shares for debt subscription plan to issue 1,161,947 shares in settlement of debt of $405,203. The plan is subject to regulatory approval.

Note 13 Comparative Figures

Certain 2001 and 2002 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2003.

Note 14 Differences Between Generally Accepted Accounting Principles in Canada and the United States

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which differ in certain measurement respects with accounting principles generally accepted in the United States (U.S. GAAP).

Had the company followed U.S. GAAP, the statement of shareholder’s equity (deficiency) under U.S. GAAP would have been reported as follows:
	2003 $	2002 $
Share capital
Common shares	9,409,686	7,957,877
Additional paid-in capital	515,000	679,000
Deferred compensation expense	(56,667)	(56,667)
Share capital subscribed	--	1,187,809

	9,868,019	9,768,019

Cumulative translation adjustment	(57,707)	(34,211)

Accumulated deficit
Balance - beginning of year	(9,790,103)	(8,823,663)
Loss for the year	(710,175)	(966,440)

Balance - end of year	(10,500,278)	(9,790,103)

	(689,966)	(56,295)

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 14 Differences Between Generally Accepted Accounting Principles in Canada and the United States

Had the company followed U.S. GAAP, the statements of operations contained within the financial statements would have been reported as follows:
	2003 $	2002 $	2001 $
Loss for the year under Canadian GAAP	710,175	966,440	1,066,772
Effect of stock-based compensation	--	--	28,333
Loss for the year under U.S. GAAP	710,175	966,440	1,095,105
Loss per common share - basic and diluted
Canadian GAAP	(0.04)	(0.08)	(0.09)
U.S. GAAP	(0.04)	(0.08)	(0.09)
Had the company followed U.S. GAAP, it would have reported statements of comprehensive income within the financial statements as follows:
	2003 $	2002 $	2001 $
Loss under U.S. GAAP	(710,175)	(966,440)	(1,095,105)
Foreign currency translation adjustment	--	--	(23,211)
Comprehensive loss under U.S. GAAP	(710,175)	(966,440)	(1,118,316)
Had the company followed U.S. GAAP, cash provided from (used for) operating activities contained within the statements of cash flows would have been reported as follows:

	2003 $	2002 $	2001 $
Cash flows from operating activities
Loss for the year under U.S. GAAP	(710,175)	(966,440)	(1,095,105)
Items not affecting cash
Amortization	5,974	59,667	59,012
Inventory writedown	--	--	50,000
Stock-based compensation	--	--	28,333
	(704,201)	(906,773)	(957,760)
Changes in non-cash working capital
Receivables	1,555	(8,909)	69,473
Prepaid expenses	(2,981)	(4,143)	32,303
Inventory	(45,164)	26,261	(219,431)
Payables and accruals	252,307	273,995	383,103
Deferred revenue	(25,000)	25,000	--
Operating activities under U.S. GAAP	(523,484)	(594,569)	(692,312)

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 14 Differences Between Generally Accepted Accounting Principles in Canada and the United States

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
New Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

63 67§
67 Page 68 69
Item 18 Financial Statements
 Not Applicable

Item 19 Exhibits
Exhibit Description No.
 1. 1( i) Memorandum and Articles of Incorporation of the Company dated July 4, 1978 1. 2( i) Certificate for Jewel Resources Inc. changing name to Wkay Resources Inc. dated December 22, 1987
1. 3( i) Certificate for Wkay Resources Inc. changing name to Magnatron International Corp. dated October 18, 1990
1. 4( i) Certificate for Magnatron International Corp. changing name to Q I Technologies Corp. dated March 17, 1994
1. 5( i) Form 21 Special Resolutions filed December 22, 1987 with the British Columbia Registrar of Companies altering our authorized capital by consolidating every 2. 5 common shares before consolidation into one consolidated common share; changing the name of the Company 1. 6( i) Form 21 Special Resolutions filed October 18, 1990 with the British Columbia Registrar of
Companies to cancel and replace the Articles of the Company. 1. 7( i) Form 21 Special Resolutions filed March 17, 1994 with the British Columbia Registrar of Companies altering our authorized capital by consolidating every 5 common shares before consolidation into one consolidated common share; changing the name of the Company
1. 8( i) Directors' Resolutions filed May 7, 1996 with the British Columbia Registrar of Companies, amending our share capital.
1. 9( i) Form 19 Special Resolutions filed November 1, 1999 with the British Columbia Registrar of Companies altering our authorized capital by subdividing each one common share into two common shares and increasing the authorized capital of the Company to 4. 1( i) Technology Acquisition Agreement dated March 14, 1995 between Robert Angus, Richard Murray and James D. Roberts and QI Technologies Corp. 4. 2( i) Escrow Agreement dated March 14, 1995 among Montreal Trust Company of Canada, QI
Technologies Corp., Richard H. Murray, Robert Angus, James D. Roberts, Doug Brazier and J. Michael Page. Pooling Agreement dated April 15, 1995 among James D. Roberts,
4. 4( i) Allotted Shares Agreement dated August 16, 1995 among QI Technologies Corp. and Robert Angus, Richard Murray and James D. Roberts.
4. 5( i) Settlement Agreement dated March 31, 1999 among James D. Roberts, Robert M. Angus, Richard H. Murray, Brenda N. Angus, QI Technologies Corp., Equus Technologies Inc., Douglas C. Brazier, and
J. Michael Page. 4. 6( i) Voluntary Pooling Agreement dated March 31, 1999 between Pacific Corporate Trust Company, QI
Technologies corp. and James D. Roberts, Richard H. Murray, Robert M. Angus and Brenda N. Angus.
4. 7( i) Consulting Agreement dated July 1, 1995 between QI Technologies Corp. and James D. Roberts. 4. 8( i) Amendment to Consulting Agreement dated January 1, 1997 between QI Technologies Corp. and
James D. Roberts. 4. 9( i) Management Services Agreement dated July 1, 1996 between QI Technologies Corp. and Douglas C.
Brazier. 4. 10( i) Amendment to Management Services Agreement dated January 1, 1997 between QI Technologies
Corp. and Douglas C. Brazier. 4. 11( i) QI Technologies Corp. Stock Option Plan.
4. 12( i) Form of Stock Option Agreement 4. 13( i) Employment Agreement dated April 20, 2000 between QI Technologies Corp. and Craig Jones.
4. 14( ii) GPT License Agreement dated March 23, 1998. 4. 15( ii) Purchase order dated October 31, 2000 related to slimline design purchase of 250 cash card reader systems

64 68§
68 Page 69 70
4. 16( ii) Confidentiality agreement dated February 7, 1997 between QI Technologies Corp. and GPT Phone Systems
4. 17( ii) Non-disclosure agreement dated June 8, 1999 between QI Technologies Corp. and Diebold, Incorporated
4. 18( ii) Mutual confidentiality agreement dated February 7, 1997 between QI Technologies and Maytag appliances
4. 19( ii) Mutual non disclosure agreement dated September 9, 1997 between QI Technologies and Mondex USA Services Limited Liability Company
4. 20( ii) Visa Master confidentiality agreement dated November 10, 1998 4. 21( iii) Termination Agreement dated April 28, 2000 between QI Technologies Corp. and Richard H.
Murray. 4. 22( iii) Employment Agreement dated May 1, 2002 between QI Technologies Corp. and Mesbah
Taherzadeh. 4. 23( iii) Private Placement Subscription Agreement dated September 10, 2002 between QI Systems Inc. and
Billy Gene Parker Jr. 12. 1 Certification of Principal Executive Officer required by Rule 13a-14( a)
12. 2 Certification of Principal Financial Officer required by Rule 13a-14( a) 13. 1 Section 906 of the Sarbanes-Oxley Act of 2002 Certification of Principal Executive Officer
13. 2 Section 906 of the Sarbanes-Oxley Act of 2002 Certification of Principal Financial Officer

(i) Previously filed on Form 20-F filed on September 29, 2000 (SEC File No. 000-30948). (ii) Previously filed on Form 20-F/ A Amendment No. 1 filed on or about January 15, 2002.
(iii) Previously filed on Form 20-F filed on January 31, 2002

65 69§
69 Page 70 71
Exhibit 12. 1
Certification of CEO required by Rule 13a-14( a)
Certifications
 I, Steven R. Garman, certify that:
1. I have reviewed this annual report on Form 20-F of QI Systems Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4. The company's other certifying officer( s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15( e) and 15d-15( e)) for the company and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and
5. The company's other certifying officer( s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: January 29, 2004
"Steven R. Garman" Signature
Name: Steven R. Garman Title: President and Principal Executive Officer

66 70§
70 Page 71 72
Exhibit 12. 2
Certification of CFO required by Rule 13a-14( a)
Certifications
 I, Craig Jones, certify that:
1. I have reviewed this annual report on Form 20-F of QI Systems Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4. The company's other certifying officer( s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15( e) and 15d-15( e)) for the company and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and
5. The company's other certifying officer( s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: January 29, 2004
"Craig Jones" Signature
Name: Craig Jones Title: Vice President and Acting Principal Financial Officer

67 71§
71 Page 72 73
Exhibit 13. 1
Section 906 Certification of Principal Executive Officer

CERTIFICATION PURSUANT TO 18 U. S. C. §1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of QI Systems Inc. (the "Company") on Form 20F for the fiscal year ended June 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven R.
Garman, President and Principal Executive Officer of the Company, certify, pursuant to 18 U. S. C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13( a) or 15( d) of the Securities Exchange Act of 1934; and
(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"Steven R. Garman" Steven R. Garman
President and Principal Executive Officer January 29, 2004

68 72§
72 Page 73 74
Exhibit 13. 2
Section 906 Certification of Principal Financial Officer

CERTIFICATION PURSUANT TO 18 U. S. C. §1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of QI Systems Inc. (the "Company") on Form 20F for the fiscal year ended June 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Craig
Jones, Vice President and Principal Financial Officer of the Company, certify, pursuant to 18 U. S. C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13( a) or 15( d) of the Securities Exchange Act of 1934; and
(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"Craig Jones" Craig Jones
Vice President and Acting Principal Financial Officer January 29, 2004

69 73§
73 Page 74
SIGNATURES
 The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QI SYSTEMS INC. Registrant
"Steven R. Garman" Date: January 29, 2004 By: Steven R. Garman, President
Executed at Vancouver, British Columbia, Canada

70 74§

Page Navigation Panel

1 2 3 4 5 6 7 8 9
10 11 12 13 14 15 16 17 18 19
20 21 22 23 24 25 26 27 28 29
30 31 32 33 34 35 36 37 38 39
40 41 42 43 44 45 46 47 48 49
50 51 52 53 54 55 56 57 58 59
60 61 62 63 64 65 66 67 68 69
70 71 72 73 74