Form 20-F/A
period 2003-06-30
QI SYSTEMS INC
filed 2004-05-17
CIK 1125672

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

63 67§
63 Page 64 68

QI Systems Inc.

(formerly QI Technologies Corp.)

Financial Statements

June 30, 2001 and 2000

(expressed in U.S. dollars)

PriceWaterhouseCoopers

PricewaterhouseCoopers LLP

Chartered Accountants

601 West Hastings Street

Suite 1400

Vancouver British Columbia

Canada V6B 5A5

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7664

October 18, 2001

Auditors' Report

To the Shareholders of

QI Systems Inc.

We have audited the balance sheets of QI Systems Inc. as at June 30, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian and United States generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated October 18, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP"

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.

QI Systems Inc.

(formerly QI Technologies Corp.)

Balance Sheets

As at June 30, 2001 and 2000

(expressed in U.S. dollars)	2001	2000
	$	$
Assets
Current assets
Cash	12,239	73,592
Accounts receivable - net of allowance for doubtful accounts of $nil (2000 - $nil)	28,840	101,275
Prepaid expenses	2,204	35,523
Inventory (note 3)	169,431	-
	212,714	210,390

Capital assets (note 4)	80,844	32,104
	293,558	242,494
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 6)	539,941	162,788
Shareholder loan (note 5)	297,315	-
	837,256	162,788
Shareholders' (Deficiency) Equity
Share capital (note 7)	7,697,877	7,409,298
Warrants	164,000	-
Deficit	(8,375,330)	(7,308,558)
Cumulative translation adjustment	(30,245)	(21,034)
	(543,698)	79,706
	293,558	242,494

Going concern (note 1)

Commitments and contingencies (note 11)

Subsequent events (note 12)

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

"Mesbah Taherazeda" Director, "Douglas C. Brazier" Director

QI Systems Inc.

(formerly QI Technologies Corp.)

Statements of Operations and Deficit

For the years ended June 30, 2001 and 2000

(expressed in U.S. dollars)	2001	2000
	$	$
Revenue
Product sales	196,685	313,055
Service and contract work	38,125	38,558
	234,810	351,613
Cost of goods sold	380,870	117,517
Gross (loss) profit	(146,060)	234,096
Expenses
Development costs	287,274	612,239
Marketing	253,344	138,807
Administration	199,046	240,351
Professional fees	109,471	62,764
Amortization	59,012	18,995
Bad debt	7,018	-
Financing costs and interest	6,800	7,467
	921,965	1,080,623
Operating loss	(1,068,025)	(846,527)
Interest income	1,253	2,019
Loss for the year	(1,066,772)	(844,508)
Deficit - Beginning of year	(7,308,558)	(6,464,050)
Deficit - End of year - basic and diluted (note 10)	(8,375,330)	(7,308,558)
	(0.09)	(0.07)
Going concern (note 1)

The accompanying notes are an integral part of these financial statements.
QI Systems Inc.

(formerly QI Technologies Corp.)

Statements of Cash Flows

For the years ended June 30, 2001 and 2000

(expressed in U.S. dollars)	2001	2000
Cash flows from operating activities	$	$
Loss for the year	(1,066,772)	(844,508)
Items not affecting cash
Amortization	59,012	18,995
Writedown of inventory	50,000	-
	(957,760)	(825,513)
Changes in non-cash working capital
Accounts receivable	69,473	(20,864)
Prepaid expenses	32,303	(32,900)
Inventory	(219,431)	-
Accounts payable and accrued liabilities	383,103	(120,604)
	(692,312)	(999,881)
Cash flows from financing activities
Issue of shares	452,579	1,020,128
Shareholder loan	288,831	(34,176)
	741,410	985,952
Cash flows from investing activities
Additions to capital assets	(107,752)	(1,391)
Decrease in cash	(58,654)	(15,320)
Exchange effect	(2,699)	13,325
Cash - Beginning of year	73,592	75,587
Cash - End of year	12,239	73,592
Supplementary information
Interest received	1,253	2,019
Interest paid	6,800	7,467

Going concern (note 1)

The accompanying notes are an integral part of these financial statements.

QI Systems Inc.

(formerly QI Technologies Corp.)

Notes to Financial Statements

June 30, 2001 and 2000

(expressed in U.S. dollars)

1 Going concern

QI Systems Inc., formerly known as QI Technologies Corp., (the company) manufactures, designs and sells readers that allow the use of cash card payment systems for self-serve applications such as vending, laundromat machines, transit fare collection systems and newspaper vending machines.

The company has significant losses, a working capital deficiency and an accumulated deficit. The company requires additional capital and revenue sources. As indicated in note 5, the company has a shareholder loan for which no repayment or security terms have been negotiated.

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. The use of such principles may not be appropriate because as at June 30, 2001, there was substantial doubt that the company would be able to continue as a going concern. To address this, the company has received $152,000 of additional capital through a private placement and shareholder loan subsequent to June 30, 2001 (note 12).

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

2 Significant accounting policies

Amortization of capital assets

Capital assets are carried at cost less accumulated amortization. Amortization is calculated as follows:

Furniture and fixtures

20% declining balance

Computer equipment

30% declining balance

Moulds, tools and test equipment

100% declining balance

In the year of acquisition, a half-year's amortization is charged.

Inventories and cost of goods sold

During the year, the company began purchasing and recording inventories at the lower of cost, calculated on a weighted average basis, and estimated net realizable value.

Cost of goods sold comprises materials, direct labour and direct overhead expenditures incurred in the production process.

(1)

QI Systems Inc.

(formerly QI Technologies Corp.)

Notes to Financial Statements

June 30, 2001 and 2000

(expressed in U.S. dollars)

Revenue recognition

Revenues are derived primarily from equipment sales and non-recurring engineering fees. Revenue is recognized upon delivery of equipment and completion of non-recurring engineering work. Service, installation and contract revenue is recognized upon completion and acceptance.

Development costs

Development costs include on-going research and development of the modular payment system - SmartKit III. Development costs are expensed as incurred unless they meet the criteria for deferral under Canadian generally accepted accounting principles.

Accounting estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

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

Fair value of financial assets and liabilities

The recorded amounts of the company's financial assets and liabilities approximate their fair values, except that the fair value of the shareholder loan is not reasonably determinable because certain terms are yet to be negotiated (note 5).

(2)

QI Systems Inc.

(formerly QI Technologies Corp.)

Notes to Financial Statements

June 30, 2001 and 2000

(expressed in U.S. dollars)

Warrants

Consideration received on the exercise of warrants or purchase of stock is credited to share capital. Detachable warrants are allocated a portion of the proceeds from debt or share issues based on fair values and included in additional paid-in capital warrants until the warrants are exercised.

3 Inventory

$

Raw materials	129,852
Work-in-process	13,326
Finished goods	76,253

219,431
Less: Inventory writedown	(50,000)

169,431

4 Capital assets

			2001

	Cost $	Accumulated amortization $	Net $
Furniture and fixtures	22,268	15,060	7,208
Computer equipment	72,080	49,924	22,156
Moulds, tools and test equipment	100,705	49,225	51,480

	195,053	114,209	80,844

			2000

	Cost $	Accumulated amortization $	Net $

Furniture and fixtures	22,268	13,258	9,010
Computer equipment	65,033	41,939	23,094
Moulds, tools and test equipment	32,655	32,655	-

	119,956	87,852	32,104

(3)

QI Systems Inc.

(formerly QI Technologies Corp.)

Notes to Financial Statements

June 30, 2001 and 2000

(expressed in U.S. dollars)

5 Shareholder loan

During the year, the company received a loan from a director and shareholder in the amount of $297,315 (Cdn$450,000). The company and the shareholder have not yet agreed upon terms of security or repayment.

Interest at 10% per annum, amounting to $6,186, was incurred during the year ended June 30, 2001 and paid prior to June 30, 2001. Subsequent to year-end, the interest rate was increased to 12% per annum.

6 Related party transactions

During the year, the company paid $87,155 (2000 - $198,000) in consulting fees to directors and officers. As at June 30, 2001 and 2000, amounts of $79,063 and $69,515, respectively, were due to these directors and officers in respect of these fees, and included in accounts payable.

Interest of $7,467 was incurred during the year ended June 30, 2000 on loans from two shareholders and directors amounting to $422,500. The loans were unsecured, bore interest at 10% per annum and were fully repaid prior to June 30, 2000.

7 Share capital

Authorized share capital

200,000,000 common shares with no par value

Issued and outstanding

	Number of shares	Amount $

Balance - June 30, 1999	10,881,614	6,389,170

Issued for cash
Options exercised	474,100	1,020,128

Balance - June 30, 2000	11,355,714	7,409,298

Issued for cash
Private placement	250,000	446,231
Warrants	-	(164,000)
Options exercised	4,000	6,348

	254,000	288,579

Balance - June 30, 2001	11,609,714	7,697,877

(4)

QI Systems Inc.

(formerly QI Technologies Corp.)

Notes to Financial Statements

June 30, 2001 and 2000

(expressed in U.S. dollars)

On November 1, 1999, the company altered its existing share capital by the subdivision of one common share without par value, whether issued or unissued, into two common shares without par value. All references to shares in these financial statements have been adjusted to give effect to this subdivision.

Warrants

On August 23, 2000, the company completed a private placement for net proceeds of $446,231. The placement comprised 250,000 units; each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $1.85 (Cdn$2.80) for a period of two years from August 23, 2000. $164,000 of the proceeds of the private placement has been allocated to warrants. As at June 30, 2001, all 250,000 warrants were outstanding.

Escrow shares

Issued share capital includes 750,000 shares held in escrow subject to release at the direction of the Superintendent of Brokers for British Columbia.

Stock options

The company issues stock options as approved by the board of directors to employees, consultants and directors. Options are issued at the average trading price of the 10 days preceding the grant date and may be granted for periods of up to five years. The vesting schedule for each grant is determined by the board of directors. As at June 30, 2001, the total number of options approved for issue is 2,175,000, of which no more than 1,085,000 options may be granted to insiders.

A summary of the status of the company's stock option plan as of June 30, 2001 and 2000, and changes during the years ending on those dates, is presented below:

			2001			2000
	Number of shares		Weighted average exercise price	Number of shares		Weighted average exercise price
		US$	Cdn$		US$	Cdn$

Outstanding - Beginning of year	1,321,900	2.89	4.24	1,075,000	2.33	3.43
Granted	907,000	0.94	1.43	968,000	3.10	4.51
Exercised	(4,000)	1.59	2.35	(474,100)	2.17	3.16
Forfeited	(415,000)	2.15	3.28	(247,000)	2.62	3.88

Outstanding - End of year	1,809,900	1.14	1.73	1,321,900	2.89	4.24

(5)

QI Systems Inc.

(formerly QI Technologies Corp.)

Notes to Financial Statements

June 30, 2001 and 2000

(expressed in U.S. dollars)

			Options outstanding	Options exercisable

	Exercise price	Number outstanding at June 30, 2001	Weighted average remaining contractual life (years)	Number exercisable at June 30, 2001
US$	Cdn$
0.79	1.20	650,000	4.72	51,000
1.32	2.00	959,900	3.27	480,075
1.42	2.15	200,000	0.61	200,000
		1,809,900	3.49	731,075

During the year, the company repriced options granted to employees and officers of the company as follows:

200,000	options were repriced from $1.93 (Cdn$2.83) to $1.42 (Cdn$2.15)
144,000	options were repriced from $4.50 (Cdn$6.50) to $1.32 (Cdn$2.00)
250,000	options were repriced from $3.72 (Cdn$5.50) to $1.32 (Cdn$2.00)
79,000	options were repriced from $1.61 (Cdn$2.35) to $1.32 (Cdn$2.00)
111,500	options were repriced from $2.77 (Cdn$4.05) to $1.32 (Cdn$2.00)
128,400	options were repriced from $2.74 (Cdn$4.05) to $1.32 (Cdn$2.00)
912,900

8 Segmented information

The company operates in one business segment: the development, manufacture and installation of unattended point of sale smartcard applications.

Revenues by country are as follows:

	2001 $	2000 $

Canada	151,872	326,813
United States	53,167	13,500
Venezuela	25,155	-
Norway	4,616	-
United Kingdom	-	11,300

	234,810	351,613

(6)

QI Systems Inc.

(formerly QI Technologies Corp.)

Notes to Financial Statements

June 30, 2001 and 2000

(expressed in U.S. dollars)

All capital assets are located in Canada.

During the year ended June 30, 2001, three customers accounted for 27%, 18% and 11% of product sales respectively.

During the year ended June 30, 2000, two customers accounted for 60% and 29% of product sales respectively.

9 Income taxes

The company has accumulated losses of approximately $3,341,000 for income tax purposes which may be deducted in the calculation of taxable income in future years. The losses expire as follows:

$

2002	69,000
2003	232,000
2004	412,000
2005	603,000
2006	889,000
2007	534,000
2008	602,000
3,341,000

In addition to the accumulated losses for income tax purposes, the company has incurred scientific research and experimental development expenditures (SR&ED) of approximately $2,272,000 to date for income tax purposes which may be carried forward indefinitely and deducted in the calculation of taxable income in future years.

The company has also accumulated non-refundable investment tax credits of $506,000 which may be applied against taxes payable in future years, and which expire at various dates commencing 2006.

These amounts are subject to review and revision by Canada Customs and Revenue Agency and the potential tax benefit which may result from future application of the losses, non-refundable investment tax credits, SR&ED expenditures and capital cost allowance is not reflected in these financial statements.

(7)

QI Systems Inc.

(formerly QI Technologies Corp.)

Notes to Financial Statements

June 30, 2001 and 2000

(expressed in U.S. dollars)

The income tax provision for the year ended June 30, 2001 and 2000 differs from the amount obtained by applying the applicable statutory income tax rates to loss before future income tax recovery as follows:

	2001	2000
Canadian federal and provincial tax rates	45.12%	45.62%
	$	$
Income tax recovery based on statutory rates	481,328	385,265
Loss carryforward and scientific research and experimental development expenditures	(364,328)	(372,947)
Tax effect of timing differences	(117,000)	(12,318)
	-	-

10 Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year of 11,571,835 shares (2000 - 11,085,907 shares). Fully diluted per share amounts are not presented as the effect of outstanding options and warrants is anti-dilutive.

11 Commitments and contingencies

The company is committed to an operating lease on the office premises until November 2001 for the amount of $19,273.

The company was party to a settlement agreement, dated March 31, 1999, between various shareholders and directors. As a condition of this settlement, and in exchange for certain rights relating to the intangible assets of the company, the company has agreed to indemnify certain shareholders against potential tax liabilities and related incidental costs that may result on the transfer of Earn-Out Shares (escrow shares) as determined in the settlement agreement. The amount of the potential liability is not determinable, and accordingly, no provision has been made in these financial statements. To date, no claims have been made.

A former officer and director has indicated that he has an employment contract with the company under which the company may be committed to pay a total of $180,000 over a three-year period, or up to $500,000 under certain circumstances. The company believes that any claim would be without merit and would be vigorously defended, and accordingly, no provision for settlement has been made in these financial statements.

(8)

QI Systems Inc.

(formerly QI Technologies Corp.)

Notes to Financial Statements

June 30, 2001 and 2000

(expressed in U.S. dollars)

12 Subsequent events

On August 1, 2001, an additional $30,000 was received as a shareholder loan. The company is in the process of negotiating the terms of the loan (note 5).

On September 10, 2001, the company completed a private placement for 625,000 common shares for proceeds of $250,000, of which $122,000 has been received by the company to date.

13 Differences between generally accepted accounting principles in Canada and the United States for June 30, 2001 and 2000

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which differ in certain measurement respects with accounting principles generally accepted in the United States (U.S. GAAP).

Had the company followed U.S. GAAP, the statement of shareholders' equity (deficiency) under U.S. GAAP would have been reported as follows:

	2001 $	2000 $

Share capital
Common shares	7,687,877	7,399,298
Additional paid-in capital	679,000	430,000
Deferred compensation expenses	(56,667)	-

	8,310,210	7,829,298

Cumulative translation adjustment	(30,245)	(21,034)

Accumulated deficit
Balance - Beginning of year	(7,728,558)	(6,884,050)
Loss for the year	(1,095,105)	(844,508)

Balance - end of year	(8,823,663)	(7,728,558)

	(543,698)	79,706

(9)

QI Systems Inc.

(formerly QI Technologies Corp.)

Notes to Financial Statements

June 30, 2001 and 2000

(expressed in U.S. dollars)

Had the company followed U.S. GAAP, the statements of operations contained within the financial statements would have been reported as follows:

	2001 $	2000 $

Loss for the year under Canadian GAAP	1,066,772	844,508
Effect of stock-based compensation	28,333	-

Loss for the year under U.S. GAAP	1,095,105	844,508

Loss per common share - basic and diluted
Canadian GAAP	(0.09)	(0.07)
U.S. GAAP	(0.09)	(0.08)

Had the company followed U.S. GAAP, it would have reported statements of comprehensive income within the financial statements as follows:

	2001 $	2000 $

Loss under U.S. GAAP	(1,095,105)	(844,508)
Foreign currency translation adjustment	(23,211)	14,048

Comprehensive loss under U.S. GAAP	(1,118,316)	(830,460)

Had the company followed U.S. GAAP, cash provided from (used for) operating activities contained within the statements of cash flows would have been reported as follows:

	2001 $	2000 $

Cash flows from operating activities
Loss for the year under U.S. GAAP	(1,095,105)	(844,508)
Items not affecting cash
Amortization	59,012	18,995
Inventory writedown	50,000
Stock-based compensation	28,333	-

	(957,760)	(825,513)
Changes in non-cash working capital
Accounts receivable	69,473	(20,864)
Prepaid expenses	32,303	(32,900)
Inventory	(219,431)	-
Accounts payable and accrued liabilities	383,103	(120,604)

Operating activities under U.S. GAAP	(692,312)	(999,881)

(10)

QI Systems Inc.

(formerly QI Technologies Corp.)

Notes to Financial Statements

June 30, 2001 and 2000

(expressed in U.S. dollars)

Stock-based compensation

Under U.S. GAAP, the company uses the intrinsic value method as described in APB 25, "Accounting for Stock Issued to Employees", to recognize compensation cost on options granted to directors and employees. Under this method, the difference between the market price of the stock on the date of the grant and the exercise price of the stock option is expensed as compensation cost over the period from the date of grant to the date the option is first exercisable. For options issued to consultants, the company adopted the fair value method of accounting for stock-based compensation. This requires the options to be valued on the date of grant using the Black-Scholes option pricing model as prescribed by FAS 123. Under Canadian GAAP, incentive stock options are not compensatory.

Comprehensive income

U.S. GAAP requires disclosure of comprehensive income which, for the company, is net income (loss) under U.S. GAAP plus the change in cumulative translation adjustment under U.S. GAAP.

The concept of comprehensive income does not exist under Canadian GAAP.

Recent accounting pronouncements

In October 2001, the Financial Accounting Standards Board (FASB) issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". FAS No. 144 requires that long-lived assets be classified as assets either to be held and used, to be disposed of other than by sale, or to be disposed of by sale. It also prescribes various approaches to valuing these types of long-lived assets. FAS No. 144 is effective for fiscal years beginning after December 15, 2001. The provisions of FAS No. 144 are to be applied prospectively. The company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

The FASB issued FAS No. 143, which addresses financial accounting and reporting obligations associated with the retirement of long-lived assets and the associated asset retirement costs. The statement applies to all entitie s and to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. It is effective for financial statements issued for fiscal years beginning after June 15, 2002. The company does not expect that this statement will have a material impact on the company's financial position, results of operations or cash flows.

14 Comparative figures

Certain of the prior year's balances have been restated to conform to the presentation adopted in the current year.

(11)

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