Form 20-F
period 2004-06-30
QI SYSTEMS INC
filed 2004-12-17
CIK 1125672

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2004 OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________________ to _______________________

Commission file number 000-30948

QI SYSTEMS INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant´s name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, V6V 1Y6

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 22,246,598 Common Shares at June 30, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X]Yes [ ]No

Indicate by check mark which financial statement item the registrant has elected to follow.

[X]Item 17 [ ]Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[X]Not Applicable [ ]Yes [ ]No

NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report on Form 20-F contains forward looking statements. Except for statements of historical fact, certain information contained this annual report may constitute "forward-looking statements," including without limitation, statements based on the beliefs, opinions and expectations of our management; statements related to projections, estimates and future trends; and statements containing the words "believes," "anticipates," "intends," "expects," "estimates", "projected", "may", "should", "could" and words of similar import, and all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Registrant to be materially different from any future results or achievements of the Registrant expressed or implied by such forward-looking statements. Such factors include, among others, the following:

•our history of operating losses and uncertainty of future profitability;

•our lack of operating cash flow, uncertainty of access to additional capital;

•risks associated with the acceptance of Cash Card systems;

•rapidly changing technology and the high costs associated with research and development;

•the development of technologies that may render the Registrant´s technology obsolete; competition with companies having greater financial and technological resources;

•dependence on strategic alliances to install the Registrant´s Cash Card technology in the marketplace;

•dependence on large contracts and concentration of customers;

•changes in economic conditions; and

•other risks and uncertainties described in "Description of Business — Risk Factors" and "Operating and Financial Review and Prospects – Management´s Discussion and Analysis of Results of Operations and Financial Results."

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

"We," "us," "our," the "Company" and the "Registrant", as the context requires, refers to QI Systems Inc.

TABLE OF CONTENTS

Item	Heading

PART I

Item 1 Identity of Directors, Senior Management and Advisers

A. Directors and senior management

Not Applicable

B. Advisers

Not Applicable

C. Auditors

Not Applicable

Item 2 Offer Statistics and Expected Timetable

Not applicable.

Item 3 Key Information

A. Selected financial data

The following table sets forth selected financial data regarding our consolidated operating results and financial position. The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). For reconciliation to accounting principles generally accepted in the United States ("US GAAP"), see Note 14 to our Consolidated Financial Statements dated June 30, 2004. The following selected financial data is qualified in their entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this annual report. The selected financial data is expressed in United States dollars (in accordance with Canadian GAAP).

	Year Ended June 30

	2004 (US$)	2003 (US$)	2002 (US$)	2001 (US$)	2000 (US$)

Revenue	383,722	325,422	152,985	234,810	351,613
Costs of Goods Sold	75,320	84,742	147,452	380,870	-
Net Revenue	308,402	240,680	5,533	(146,060)	351,613
General &	1,554,611	951,029	972,099	921,965	1,080,623
Administrative Expenses
Net Gain (Loss) from
Continuing Operations
Canadian GAAP	(1,183,895)	(710,175)	(966,440)	(1,066,772)	(844,508)
US GAAP	(1,183,895)	(710,175)	(966,440)	(1,095,105)	(844,508)
Net Loss per Share
Canadian GAAP	0.06	0.04	0.08	0.09	0.07
US GAAP	0.06	0.05	0.08	0.09	0.08
Working Capital
(Deficiency)	(198,097)	(707,137)	(78,130)	(624,542)	47,602
Total Assets	362,956	251,027	1,109,056	293,558	242,494
Total Liabilities	548,572	940,993	1,165,351	837,256	162,788
Shareholders' Equity
(Deficiency)
Canadian GAAP	(185,616)	(689,966)	(56,295)	(543,698)	79,706
US GAAP	(175,616)	(679,966)	(56,295)	(543,698)	79,706
Long-term Obligations	nil	nil	nil	nil	nil
Outstanding
Number of Shares	22,246,598	16,363,501	12,280,168	11,609,714	11,355,714
Dividends Declared	nil	nil	nil	nil	nil

*Note:For fiscal year 2000, the company did not include Cost of Goods Sold as a separate line item in its Financial Statements, given its status as a research and development organization.

We have not paid dividends on our shares since our incorporation and do not anticipate doing so for the foreseeable future. The declaration of dividends on our common shares is within the discretion of our board of directors and will depend upon, among other factors, our earnings, capital requirements, and the operating and financial condition.

CURRENCY AND EXCHANGE RATES

The following tables set out the exchange rates for one Canadian dollar ("Cdn$") expressed in terms of one United States dollar ("$") derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

The high and low exchange rates for each month during the previous six months are as follows (Canadian dollars per United States $1.00):

Month	High	Low
	Cdn$	Cdn$
November 2004	1.23	1.18
October 2004	1.27	1.22
September 2004	1.31	1.26
August 2004	1.33	1.30
July 2004	1.34	1.31
June 2004	1.38	1.34

The average closing exchange rates for each of our five previous fiscal years ended June 30 are as follows:

Fiscal Year Ended	Average
Cdn$
June 30, 2004	1.34
June 30, 2003	1.51
June 30, 2002	1.57
June 30, 2001	1.52
June 30, 2000	1.47

On December 16, 2004, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was $0.8089 (US$1.00 equals Cdn$ 1.2363).

B. Capitalization and indebtedness

Not applicable

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk Factors

We have a history of losses, expect future losses and may never achieve profitability.

We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future. As of June 30, 2004 and June 30, 2003, we had an accumulated deficit of $11,235,840 and $10,051,945, respectively. We incurred net losses of $1,183,895 in fiscal 2004, $710,175 in fiscal 2003, $966,440 in fiscal 2002, $1,066,772 in fiscal 2001 and $844,508 in fiscal 2000. We expect to incur losses for the year ending June 30, 2005.

A relatively high percentage of our expenses is typically fixed in the short term. Our gross earnings for each of the years ended June 30, 2004, 2003 and 2002 was $308,402, $240,680 and $5,533, respectively, while our general and administrative operating expenses for the same periods were $1,554,611, $951,029 and $972,099, respectively. We expect our general and administrative operating expenses to increase in our fiscal year ending June 30, 2005 as we increase our efforts market and commercialize our products. To the extent that we are unable to significantly increase net revenues, we will continue to incur losses. It is possible that our revenues will grow more slowly than we anticipate or that operating expenses will exceed our expectations.

We have had only limited success in the Cash Card industry, therefore evaluation of our future prospects is difficult to assess.

We commenced our current business of developing Cash Card technologies in December 1995, and we have had only limited success in implementing our business strategy and marketing our products. We have only a limited operating history upon which an evaluation of our business and prospects can be based. Our revenue and income potential is unproven, and as of yet, our business strategy has not been fully implemented. During the last three fiscal years, our revenue has not increased significantly and our revenue has ranged from $152,985 in fiscal 2002 to $325,422 in fiscal 2003 to $383,722 in fiscal 2004. We cannot assure you that, in the future, we will experience revenue growth or ever become profitable on a quarterly or annual basis. Based on our historical results of operations and the development stage of our business, we believe that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Management´s Discussion and Analysis of Financial Condition and Results of Operations."

Our working capital position makes our ability to continue as a going concern doubtful.

We had working capital deficits of $198,097 at June 30, 2004 and $707,137 at June 30, 2003. Our ability to continue as a going concern is doubtful when you consider our working capital deficit and our anticipated loss for the fiscal year ending June 30, 2005. See "Management´s Discussion and Analysis of Financial Condition and Results of Operations." Our auditors have included an explanatory note to U.S. readers and our financial statements contain a note expressing substantial doubt regarding our ability to continue as a going concern. Our financial statements were prepared based on the assumption that we would continue as going concern and do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. If we are unable to successfully increase our revenues from our operations or to raise sufficient capital to fund our plan of operation, we may be unable to continue as a going concern and the value of our common shares would be materially adversely affected.

Our operating results may fluctuate.

Our results of operations have fluctuated in the past and are likely to continue to fluctuate from period to period depending on a number of factors, including:

•the timing and receipt of significant orders,

•the timing of completion of contracts,

•increased competition,

•changes in the demand for our products and services,

•the cancellation of contracts,

•the timing of new product announcements and introductions,

•changes in pricing policies by us and our competitors,

•delays in the introduction of products or enhancements by us,

•expenses associated with the acquisition of products or technology from third parties,

•the mix of sales of our products and services, — seasonality of customer purchases,

•personnel changes,

•market acceptance of Cash Cards

•the mix of international and North American revenue, and

•changes in tax policies, foreign currency exchange rates and general economic conditions.

Changes in these factors are beyond our control and may affect the demand for our products and services and our results of operations.

The market for Cash Cards is not well developed and may not grow.

The Cash Card industry is a relatively new technology and the industry in the United States and adopting is still in the early stages. There are only a few users of Cash Card systems in North America and the growth of the industry has been slower than we originally anticipated. We initially developed our our SmartKit® platform for use with institutional bank cards and some of oufr products are dependent on the commercial deployment of Cash Cards by the world banking community and the overall success of Cash Cards as a monetary medium. Standardization has created a barrier to acceptance because of the number of different platforms and smart chip technologies available for both attended or unattended point of sale applications. The success of the cash card industry depends on the ability of market participants, including our company, to convince commercial enterprises, organizations and other potential system sponsors to adopt smart card systems in lieu of existing or alternative systems. Cash card -based smart card systems may not prove economically feasible for some potential system sponsors due to a very high cost of implementation, high cost of smart cards and negative consumer response to the data that is generated and stored from their use. Our success will depend upon our ability to enhance our existing products and to develop and introduce new products and technologies to meet customer requirements.

We must constantly update our technology to remain competitive.

The smart card technology on which the Cash Cards are based is evolving very rapidly and the Cash Card industry has been very dynamic and changing. Our SmartKit® systems are primarily designed for self-serve or unattended point of sale (UPOS) applications. We have products that are designed to accept Visa and Mondex Cash Cards. Both Visa and Mondex are modifying their specifications to better accommodate UPOS applications and to allow for the wide diversity of UPOS devices. These modifications may require us to develop compatible systems or update existing systems to accommodate the Visa and Mondex platforms. New technology is being developed that is expected to greatly enhance the functionality and data management capabilities of Cash Cards and other smart card technologies. We must design of our terminals to keep pace with the market and advances in Cash Card technologies in order to remain competitive.

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

We may also choose to reduce prices or increase spending in response to competition, or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require us to reduce our prices or invest significantly greater resources in research and development efforts, our operating results in the future may be adversely affected. It is likely that in some future quarter our operating results will be below the expectations of public market analysts and investors. In such event, the price of our Common Shares would likely be materially adversely affected. See "Management´s Discussion and Analysis of Financial Condition and Result of Operations."

The market´s acceptance of and demand for our products are uncertain.

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

The purchase of a Cash Card system is often an enterprise-wide decision for prospective customers and requires us to engage in sales efforts over an extended period of time and to provide a significant level of education to prospective customers regarding the use and benefits of such systems. Due in part to the impact that the application of Cash Card readers has on the operations of a business and the commitment of capital required by such a system, potential customers tend to be cautious in making acquisition decisions. As a result, our products generally have a lengthy sales cycle ranging from several months to several years. Consequently, if sales forecasted from a specific customer for a particular quarter are not realized in that quarter, we may not be able to generate revenue from alternative sources in time to compensate for the shortfall. The loss or delay of a large contract could have a material adverse affect on our quarterly operating results. Moreover, to the extent that significant contracts are entered into and required to be performed earlier than expected, operating results for subsequent quarters may be adversely affected. See "Management´s Discussion and Analysis of Financial Condition and Results of Operations."

We depend on large contracts and a concentration of customers.

Our revenue is dependent, in large part, on significant contracts from a limited number of customers. During the fiscal year ended June 30, 2004, approximately 63% of our consolidated revenue was attributable to one customer. During the fiscal year ended June 30, 2003 approximately 83% of our consolidated revenue was attributable to 3 customers. During the fiscal year ended June 30, 2002, approximately 70% of our consolidated revenue was attributable to one customer. We believe that revenue derived from current and future large customers will continue to represent a significant portion of our total revenue. Our inability to continue to secure and maintain a sufficient number of large contracts would have a material adverse effect on our business, operating results and financial condition. Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions.

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

Our performance and future operating results are substantially dependent on the continued service and performance of our senior management and key technical and sales personnel. Our ability to execute our business plan depends upon the continued services of Steven R. Garman, President, Chief Executive Officer, Craig Jones, Vice-President, Sales and Marketing and Richard Murray, Vice-President, Business Development. Our ability to execute our strategic plan could be materially adversely affected should the services of any of these individuals cease to be available to us. None of these employees is subject to an agreement not to compete with us in the event such employee´s services are terminated. We cannot guarantee that we will be able to attract and retain key personnel in the future. Failure to attract or retain key personnel could have a material adverse effect on our operations.

In November 2004 we appointed a distributor for our water control systems and over the next 12 months plan to appoint 2-3 additional distributors. We also intend to hire an internal customer Sales/Support staff member in the next year. Competition for such personnel is intense, and there can be no assurance that we can retain our key technical, sales and managerial employees or that it will be able to attract or retain highly-qualified technical and managerial personnel in the future. The loss of the services of any of our senior management or other key employees or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse affect upon our business, operating results and financial condition.

Our success depends upon marketing relationships.

Our products are marketed by our direct field sales force as well as by resellers. There can be no assurance that our existing resellers will continue to provide the level of services and technical support necessary to provide a complete solution to our customers or that they will not emphasize their own or third-party products to the detriment of our products. We also depend on our strategic relationships with Visa and MasterCard, who assist us in our marketing efforts. The loss of these marketing relationships, the failure of such parties to perform under our agreements or our inability to attract and retain new resellers with the technical, industry and application experience required to market our products successfully could have a material adverse affect on our business, operating results and financial condition. We expect that we may enter into certain joint ventures in order to facilitate our expansion into other vertical markets and geographic areas.

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

Our Financial Results may be affected by currency fluctuations

The company does not currently hedge against foreign exchange fluctuations that may occur between the Canadian and U.S. dollars, which are the two currencies that have a direct effect on the Company´s financial results Management anticipates that any gains or losses derived from foreign exchange fluctuations will be offset by either an increase in revenues and cost of sales or a decrease in revenues or cost of sales.

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

The trading prices of the Common Shares have been subject to wide fluctuations since trading of our shares commenced in March, 1978. The market price of our shares has ranged between US$0.15 and US$0.46 per share on the TSXV Venture Exchange (the "TSXV") and between US$0.14 and US$0.46 on the OTCBB (December 1, 2003 to November 30, 2004). See "Nature of Trading Market". There can be no assurance that the market price of the Common Shares will not significantly fluctuate from our current level. The market price of the Common Shares may be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or our competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many high-technology companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our Common Shares. In the past, following periods of volatility in the market price of a company´s securities, securities class action litigation have been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management´s attention and resources, which would have a material adverse affect on our business, operating results and financial condition.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The market price of our shares has ranged between US$0.15 and US$0.46 per share on the TSXV Venture Exchange (the "TSXV") and between US$0.14 and US$0.46 on the OTCBB (December 1, 2003 to November 30, 2004), and our shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor," generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser´s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer´s account and information with respect to the limited market in penny stocks.

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

We are a reporting issuer in Canada under the Securities Act (British Columbia) and the Securities Act (Alberta). Our Common Shares were publicly traded in Canada from May 9, 1979 to July 16, 2004 on the TSX Venture Exchange (the "TSXV") under the symbol "QII.U". On May 29, 2001 the Canadian Venture Exchange (the "CDNX") was acquired by the Toronto Stock Exchange and changed its name to TSXV Venture Exchange (the "TSXV"). The CDNX and TSXV are collectively referred to herein as the "TSXV"). On July 16, 2004 we delisted our Common Shares from trading in the TSXV. On July 15, 2004 we requested to the Berlin Stock Exchange to delist our Common Shares. Our Common Shares trade in the United States (since May 23, 2001) on the OTCBB under the symbol "QIIIF".

On July 7, 2004, we appointed Amisano Hanson, Chartered Accountants, 604-750 West Pender Street, Vancouver, British Columbia, to replace Wolrige Mahon, Chartered Accountants as our independent auditors. Wolrige Mahon serviced as our independent auditor since its appointment on May 7, 2002. The appointment of Amisano Hanson was ratified by our shareholders at our annual general meeting of shareholders on December 10, 2004. Amisano Hanson, Chartered Accountants, is registered with the United States Public Accounting Company Oversight Board.

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

Our primary product is the SmartKit®Cash Card reader, which enables Cash Card payments to be accepted in a wide range of vending and self-serve machines. Our SmartKit®Cash Card reader is a fully developed product that supports multiple Cash Card schemes. See "Our Products."

In a Cash Card transaction, our SmartKit® Cash Card reader validates the Cash Card, displays the balance, deducts the amount of the transaction from the card, then displays the remaining balance. We offer our SmartKit® for factory installation in new equipment or in kits that can be installed in existing machines in the field. SmartKit® consists of a custom computer and a custom smart card interface in a steel or plastic enclosure designed for quick installation in the vending machine. We have developed several variations of our SmartKit® readers, including the SmartKit®II, a card acceptor, a user keypad and a back-lit liquid crystal display; SmartKit® Laundry, a system that allows Cash Card payment at individual machines in a laundry facility; and SmartKit® for newspaper vending machines.

We also developed Qlink®, a hand-held computer data retriever that allows data to be downloaded from SmartKit®readers. Our SmartKit® and Qlink® systems are currently being used in commercial applications throughout the world. See "Our Products."

We have incurred approximately $5.5 million over the past five years researching, developing, marketing and selling its SmartKit® and Qlink® products.

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

SmartKit

®SmartKit® is a payment control system that allows Cash Card payments to be accepted in a wide range of vending machines. SmartKit® has been certified by VisaCash and Mondex, the principal bank card schemes, and proprietary cash card systems that use Cash Cards issued by a company, institution or organization. Both VisaCash and Mondex have established stringent testing requirements before a device is certified for use with their Cash Cards.

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

SmartKit® II

SmartKit® II was engineered specifically for vending machine applications and capitalizes on the modular design of our latest generation of Cash Card payment systems. The modular configuration of SmartKit® products enables us to offer cost effective, flexible and scaleable Cash Card solutions for a greater number of markets. Features such as loyalty program capability are tailored to meet the requirements of individual clients, from original equipment manufacturer ("OEM") to route operator.

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

SmartKit´®s wide system compatibility and future upgrading or expansion should permit the support of additional card schemes. SmartKit® II supports VisaCash, Mondex and additional Cash Cards, including proprietary card systems.

Qlink

®Qlink® is a "palmtop" computer linking card accepting devices with host computers and/or data gathering systems, our SmartKit® and other card accepting devices ("CADs") without the need for telecommunications.

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

Qlink® offers a solution to these obstacles. It collects data from one or many CADs and stores the files for later transmission. When connected to a modem, Qlink® dials the concentration point ("CP") and transmits the data collected from each CAD. The CP returns updated information for each CAD via Qlink® during the next data collection session at the CAD.

Qlink® can communicate with and handle data from various types of CADs. It can store data from over 100 CADs spread over any distance. When connected with the CP it presents the CADs as stations on a network.

Qlink® is part of the QLink Management System ("QMS"). The system is designed to provide enhanced control and reporting for merchants. CADs in unattended devices, such as vending machines, currently offer little direct reporting to the merchant. QMS provides merchants with CAD supervision capabilities.

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

SmartKit® Laundry

The SmartKit® Laundry ("SKL") system allows Cash Card payment at individual machines in a laundry facility, SKL can be integrated into most modern laundry machines. Support for custom or proprietary card systems is also available.

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

SmartKit® for Newspaper Vending

SmartKit® for Newspaper Vending ("SKNPV") is designed to increase access to newspapers, by allowing consumers to buy newspapers using Cash Cards.

Newspaper vending boxes of varied design use the SKNPV system, and are in use around the world. We can develop a solution to the specific requirements of most publishers or equipment manufacturers. QI products for the newspaper industry offer card acceptance with a battery powered device in a harsh environment and provide several years service from a single battery.

QICashTM

QICash is a proprietary smart card purse offered by us for deployment in government and business applications. The product is scalable to meet a range of security, features and system size requirements. As the supplier of both the card payment scheme itself and the supporting system hardware, we believe we are uniquely positioned to provide solutions tailored to the needs of our clients.

QI ValueTM

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

QI ControlTM

We believe QI Control is a market name we apply to a range of turnkey financial and device control systems. The system will typically include QI stored value cards, QI Value reload terminals and QI SmartKit payment terminals communicating with or directly controlling self serve devices for delivery of products or services.

A good example of the concept is our Ranch Water Control system installed in Fort Collins, Colorado. It consists of a self serve card sale and reload station, a water delivery control station and QI stored value cards. The devices are packaged in secure, climate-controlled cabinets for unattended outdoor operation in all weather. It is a complete turnkey solution which automates the processes of revenue collection, product delivery and micropayment processing at time of delivery.

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

The QI card payment product line continues to expand on the unique multi-card support features of the original SmartKit payment terminals for vending. Our SmartKit Hybrid terminals, developed to be closely coupled with revenue and ticketing machines in the parking industry, can support credit card payment in addition to multiple smart card schemes. This approach, allowing parking operators to concurrently support multiple card payment options, gives our parking equipment clients a technical and functional advantage in the marketplace.

QI products are also being prepared for deployment in the gaming industry. The company is a government certified supplier of equipment and services to the gaming industry in the Province of British Columbia, Canada. Systems featuring stored value, loyalty and secure badge for player tracking are offered. The multi-card support options of QI terminals allow flexibility to add and modify support for card types, functions and features in the fast paced gaming industry.

Our Marketing Strategy

Historically, our marketing strategy has consisted of two major initiatives:

•develop close relationships with the card associations and with their member financial institutions, and

•establish strategic partnerships with companies and organizations that can benefit from our technology in proprietary applications or could use the same core technology in parallel industry segments.

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

We established good relationships with Visa, MasterCard, and other major financial institutions. We participated in several significant North American deployment projects for the VisaCash and Mondex card schemes. Although we believe our strategy of establishing strong relationships with the banking community was very successful, banks have not yet proceeded to commercial deployment of cash card products in North America and we have concentrated our recent marketing efforts on proprietary systems.

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

1.marketing our products to companies, institutions and organizations issuing cash cards, and

2.offering QICash turnkey solutions to clients looking for the tools to implement closed electronic cash systems.

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

In the parking industry, we have developed SmartKit products to meet specific requirements of parking equipment OEMs. Our history of supporting multiple card schemes has allowed us to provide flexible solutions so our customers can meet the changing needs of their business and government clients. For these applications, we have developed hybrid versions of the SmartKit product, supporting both smart cards and magnetic strip credit cards. We believe the parking industry is an excellent example of an application where chip cards are being deployed in North America today because they are the most cost effective solution, particularly for municipal parking operations.

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

Our marketing strategy for 2005 can be summarized as follows:

•maintain and renew relationships with the card associations and financial industry;

•continue to develop strategic relationships with other card issuing entities on a global basis;

•continue to seek new clients and new industries for new applications of cash card technology with complete turnkey systems; and

•continue to seek new clients and new industries for new applications of other chip card technologies.

In the past we have attended and/or exhibited at trade shows in the smart card, computer technology, banking, parking, vending and laundry industries. In the coming year we plan to expand our trade shows involvement to include the gaming industry.

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

Proprietary System Platform Strategy

Examples of proprietary systems include laundry systems, newspaper vending systems, parking systems, university campus systems (for copiers, vending machines, printers, libraries, etc.), telephone card systems, tobacco dispensing systems, bulk water dispensing systems and other systems that accept smart card payments from cards issued by the organization. We have installed or have arrangements to install QI products in a variety of proprietary system applications, including:

•Telus Communications Ltd. – prison and university campus solutions in Canada

•City of Fort Collins Colorado – QI Control – Ranch Water systems

•City of Loveland, Colorado –QI Control Water System

•Cale Systems Inc. – parking solutions in Canada, United States and Sweden

•Rothman´s Benson & Hedges- Tobacco programs in Canada

•Aurora Bar Code- bulk water systems in Canada

•CardLogix – parking systems in the United States

•Touch Technology (TTI ) – campus and mass transit solutions in Canada and the United States

•Pepsi-Cola Canada – vending and university campus systems in Canada

•Pepsi – Venezuela – vending and university campus systems in Venezuela

•Coffee Solutions – vending and university campus systems in Venezuela

•USA Today – vending and university campus systems in USA

•Coca Cola – vending and university campus systems in Canada, the United States, Norway

•EFM Smart Business Solutions to Colleges, and Educational Institutions in the USA.

•Lexis, metered Parking Solutions with Smart cards for installation in Canada and USA

To date we have installed over 5,000 QI Cash Card payment terminals in proprietary system applications in Canada, the United States, Venezuela, Norway and England.

The Cash Card Industry

Cash Card or "smart card" technology was developed in 1974. In 1992 and 1993, France became the first country to roll out a national banking system using smart cards. By the beginning of 1993, all of the 21 million banking cards issued in France were smart cards. In 1994, France Telecom reached an agreement allowing 22 million Carte Bancaires cardholders access to the 120,000 French chip-reading public telephones. (Source: The Smart Card 1998, Jones and Mearns). Following the successful introduction of smart cards in France, other countries began deploying smart cards for a number of applications in industries ranging from banking to telecommunications, from healthcare to pay television. By 2001, smart cards were heavily used in the Telecommunications, Financial Services, Government, IT, Pay TV and Transport sectors, with a over 741 million units shipped worldwide (Source: SchlumbergerSema, March 2002). The projected shipment of smart cards for these industries in 2004, with the addition of new growth industries such as Parking, Gaming and Corporate Security exceeds 1969 million units (Source: EUROSMART: Smart Cards and e-Government, June 2004).

Businesses in North America have been slower to adopt smart card technology because of the wide usage and existing infrastructure of magnetic stripe technology, the cost of deploying new technology and the lack of industry-wide standards for smart card operating systems. However, we believe that smart card technology is likely to achieve greater adoption in North America for several reasons, including:

•The cost of producing smart card products, including microchips, cards, readers, writers and terminals, is declining continuously;

•Smart card technology offers much more functionality and flexibility than the magnetic stripe credit/debit card technologies that are currently popular in North America because:

omagnetic stripe cards are simply ID badges with little or no security osmart cards store hundreds or thousands of times more information;

osmart cards are more reliable

osmart cards are more secure

osmart cards are much more difficult or impossible to copy

osmart cards can be used for a wide variety of applications (payment methods, identification, security, authorized access, etc.);

osmart cards can provide advanced security features including data processing and encryption; these features simply not possible on magnetic stripe cards;

osmart cards allow secure off-line transactions;

•Operating System advances, such as JavaCard and Multos have allowed multiple applications to be co-resident in the cards;

•New technology such as the Internet and electronic commerce have increased the need for the added security and versatility smart cards provide; and

•Several industry standards have been recently developed by such organizations as Europay, MasterCard and Visa (collectively EMV).

Self-serve Point of Sale Applications

We believe that the world vending machine and point of sale payment industry is a major market opportunity for Cash Card technology. There are over seven million vending machines in the United States with annual vending sales in excess of $21.05 billion in 2003. In Europe the market is even larger, with one vending machine for every 120 people and in Japan, one vending machine for every 25 people. In the United States alone, there are over seven million vending machines, including over 1.9 million can cold drink machines (Sources: Vending Times: Census of the Industry, August 2000, NAMA Report: 2002, Automatic Merchandiser: State of the Vending Industry: August 2004).

Our SmartKit®technology applications permit conditional access, security, flexible multi-card payment and data storage to be performed in a low cost, easy-to-use, secure manner. Conditional access and security applications include those that restrict the use of products and services. Payment system applications include the use of smart cards in connection with credit and debit card systems, as well as coin and currency replacement, couponing and electronic commerce. Data storage applications can use the data storage capacity of smart cards to provide the secure storage of data in a durable, portable form.

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

Competition

Competition in the technology markets in which we operate is intense and is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and rapid changes in customer requirements. To be competitive, we must continue to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers (see "Research and Development"). The principal competitive factors affecting the market for our products are the product´s technical characteristics, price, install ability, multi-card scheme flexibility, strategic relationships, customer service, reputation in the industry, and brand loyalty. In order to compete, we will be required to continue to respond promptly and effectively to the challenges of technological changes and its competitors´ innovations.

Several of our competitors have greater financial, technical and other resources. SCM Microsystems, Gemplus, Utimaco, Towitoko Electronics, Philips Electronics, Activcard, CoinCo, Smartmove and Debitek Cash Card systems compete directly with our SmartKit® card readers. Our SmartKit® laundry Cash Card products also compete with Greenwald, Debitek, ESD and Set-O-Matic commercial laundry Cash Card products. Several of our competitors develop, market and sell their own proprietary Cash Cards and Cash Card systems, which may have features that we cannot offer. Smartmove has developed a cash card reader that, like ours, supports multiple cash card platforms. The Pay & Display Meter Parking OEM industry has four major competitors that have developed Hybrid payment options, they include J.J. MacKay, Dambach, Parkeon and Siemens In the future, OEMs, peripheral equipment manufacturers and software development companies may develop systems that compete directly with our SmartKit® and Qlink® products.

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

Research and Development

During the last 3 fiscal years, we have spent approximately $1.031 million on research and development efforts. We currently employ 8 employees and 5 contractors that develop our technology. Our current research and develop efforts focus on designing SmartKit® cash card systems that are compatible with multiple cash card platforms.

The Registrant is currently undertaking the following research and development projects:

Project	Description	Status
Hybrid Credit Card	Software development for SmartKit® Hybrid Cash reader that will permit the use of and storage of credit cards in machines previous coin only.	On going
Data Base Management/ Third Party Application Tools	Improve data base management functionality of our SmartKit® readers and Qlink® system	On going
Functionality Improvement	Improve functionality and compatibility of our SmartKit® cash card systems with OEM and other platforms	On going

We work closely with MasterCard and Visa and other card schemes to monitor advancements in cash card technologies and undertake research and development efforts necessary to maintain the multi-platform compatibility of its SmartKit® cash card systems.

C. Organizational structure

We have two subsidiaries, Magnatron, Inc., a Nevada corporation, and QI Systems International Inc., incorporated under the laws of the State of Texas.

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

The following items require the most significant judgment and involve complex estimation:

Going Concern

Our consolidated financial statements have been prepared with accounting principles generally accepted in the Canada applicable to a going concern. The use of such principles may not be appropriate because as at June 30, 2004, there was substantial doubt that we would be able to continue as a going concern because of our significant losses, working capital deficit and accumulated deficit. We based our decision to apply going concern principles, in part, on our management´s estimates that we would be able to raise capital and improve cash flows from operations to meet our capital requirements as they became due. Our financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses, balance sheet classifications that would be necessary if the going concern assumption were not applied.

Revenue Recognition Policy

We recognize revenues when all of the following criteria have been met:

•persuasive evidence for an arrangement exists;

•delivery has occurred;

•the fee is fixed or determinable; and

•Collectibility is reasonably assured.

Generally, these criteria are met when we deliver our products to our customer. Installation revenues are generally recorded upon completion of services.

Foreign Currency Transactions

The U.S. dollar is our reporting currency and the Canadian dollar is our functional currency. We conduct our business primarily in Canada and maintain our bank accounts in Canadian and US dollars. Sales are based in US Dollars but can also be issued in Canadian Dollars. Canadian Sales if invoiced in Canadian Dollars are converted using the daily exchange rate. Current exchange rates are used to translate monetary assets and liabilities, and historical exchange rates are used for non-monetary assets and liabilities. We compute a foreign exchange gain or loss at each balance sheet date on all recorded foreign transactions that have not been settled. The difference between the exchange rate that could have been used to settle the transaction at the date it occurred (the invoice date), and the exchange rate at the balance sheet date, is the unrealized gain or loss recognized in current net income.

Accounts Receivable

We periodically review the collectibility of our accounts receivable balances. Where significant doubt exists with regard to the collection of a certain receivable balance, an allowance and charge to the income statement is recorded. Allowances for doubtful accounts are based on estimates of management. At June 30, 2004, we had an allowance of $12,841 for doubtful accounts. If future events indicate collection issues, we may be required to record allowances for doubtful accounts.

Warranties

We provide a limited 12 month warranty on our products. Given past experience, warranty expense (less than 1%) has not been a significant cost of sales and we do not anticipate it to be in the future. We maintain a reserve for our warranties.

Comparative Results of Operations

For The Year Ended June 30, 2004 Compared to The Year Ended June 30, 2003.

Revenue. We generated $383,722 in revenue for the year ended June 30, 2004, compared with $325,422 in revenue for the year ended June 30, 2003, for an increase of $58,300 or 18%. Sales to one customer accounted for 63% of our consolidated revenues in fiscal 2004, compared to sales to three customers which accounted for 83% of our consolidated revenues in fiscal 2003 (48%, 24% and 11%, respectively). We attribute the increase in revenue in fiscal 2004 to increased acceptance and penetration of our product within the parking industry, which is expected to continue in fiscal 2005 based on our recent receipt of orders to deliver 1,400 SmartKit® units with a value of approximately $700,000 during calendar 2005. We anticipate that our revenue will continue to be derived from sales to a few customers in fiscal 2005.

Our revenues in fiscal 2004 were primarily from sales in Canada ($267,970 or 70%) and the United States ($115,752 or 30%), compared to revenues in fiscal 2003, which consisted of sales in Canada of $175,505 or 54% and in the United States of $149,317 or 46%.

We anticipate that revenue will increase during fiscal 2005 as a result of new orders and as we continue our marketing efforts to existing customers and plan to pursue new customers and applications for our products.

Cost of Goods Sold. Cost of goods sold was $75,320 in fiscal 2004 or 20% of revenue. Cost of goods sold was $84,742 in fiscal 2003 or 26.04% of revenue. The difference between cost of goods sold as a percentage of revenue in fiscal 2004, compared to fiscal 2003 resulted primarily from reduced labor charges, reutilization of inventory previously deemed obsolete and from more competitive pricing for components. We anticipate that cost of goods sold as a percentage of revenue will remain at fiscal 2004 levels in fiscal 2005.

Administration Expenses.Administration expenses consist of management compensation, salaries and benefits to administrative personnel, travel expense, rent, telephone and other general corporate expenses. General and administrative expenses were $419,060 for the year ended June 30, 2004, compared with $305,404 for the year ended June 30, 2003, for an increase of $113,656 or 37%. The increase in administration expenses was due to revised cost allocations of salaries of certain employees, increased travel expense, consulting fees and contract labor, regulatory and compliance expense and in general terms, higher office expenses, reflecting the increased business activity in the year and the effect of a stronger Canadian Dollar given that our costs expressed in US Dollars. Administrative expenses are anticipated to remain at fiscal 2004 levels in fiscal 2005, other than management fees.

Management fees were $155,872 for the year ended June 30, 2004, compared with $156,403 for the year ended June 30, 2003. We accrued, but have not yet paid, a considerable portion of management fees in fiscal 2004 and anticipate we will continue to do so in 2005. Payroll expenses relating to general and administrative activities were $51,440 for the year ended June 30, 2004, compared with $37,111 for the year ended June 30, 2003. The increase is the result of reallocation of costs between the different operational areas of our company. Office operating charges and miscellaneous expenses were $49,265 for the year ended June 30, 2004, compared with $19,411 for the year ended June 30, 2003. The increase reflects increased business activity and the effect of a stronger Canadian Dollar.

Rent expense was $48,578 (2003: $39,381); Travel and entertainment expense in fiscal 2004 was $32,085 compared to $19,294 in the preceding year as a result of increased travel related to business development. Regulatory and filing expenses were $30,930 (2003: $16,115), reflecting increased activity in connection with private placements completed in the year, and the higher cost of compliance for public companies. Other administrative expenses in the year ended June 30, 2004 were consulting and contract labor of $29,255, news dissemination expense of $10,366 and directors´ fees and expenses of $11,269.

Professional Fees. Professional fees were $59,500 for the year ended June 30, 2004, compared with $78,415 for the year ended June 30, 2003, a decrease of $18,915 or 24%. Professional fees include audit and legal fees. The decrease was mainly due to reduced legal consultation in the period. Professional fees are expected to increase during fiscal 2005 as a result of possible financing activities and increased costs to comply with regulatory requirements in the United States.

Marketing and Business Development Expenses.Marketing and Business Development expenses consisted of compensation to employees and consultants and travel expenditures for demonstrations of our technology to potential strategic partners. Marketing expenses were $207,782 for the year ended June 30, 2004, compared to $171,911 for the year ended June 30, 2003. The increase in marketing and business development expenses was attributable to higher costs expressed in US Dollars for salaries and benefits, which remained unchanged in Canadian Dollars from 2003 to 2004 and to certain consulting fees incurred in the year. Marketing and business development expenses are expected to increase in fiscal 2005 as we increase our efforts to market and commercialize our cash card systems and attempt to enter new markets.

Corporate Finance Fees. Corporate finance fees of $116,166 were incurred in connection with three private placements during the year ended June 30, 2004. In 2003 the Company did not incur corporate finance fees.

Stock-based Compensation Expense. Stock based compensation of $203,169 in the year ended June 30, 2004 is the result of the application of new Canadian generally accepted accounting principles whereby fair value is attributed to stock options granted by companies. During the year ended June 30, 2004, the Company applied this new standard prospectively for awards of stock options granted on or after July 1, 2002. No compensation expense was attributable to stock options during the year ended June 30, 2003.

Net Loss. We had a net loss of $1,183,895 ($0.06 per share) in fiscal 2004, compared to a net loss of $710,175 ($0.04 per share) in fiscal 2003. The increase in net loss was primarily attributable to corporate finance fees and stock based compensation expenses of $116,166 and $203,169, respective, incurred in fiscal 2004. We also incurred higher administration, marketing and business development expenses in 2004.

We expect these expenses to increase in fiscal 2005 as a result of anticipated increased business and financing activities and expenses necessary to expand our sales and marketing operations, expand our distribution channels, fund greater levels of research and development and broaden our customer support capabilities. Many of our expenses are inelastic, meaning that they remain relatively stable regardless of the revenues we generate. As a result, we anticipate that we will continue to experience losses until our revenues increase to above $2.1million annually. We currently do not have orders that would result in revenues of that level, and as a result, we anticipate that we will incur additional losses in fiscal 2005.

For The Year Ended June 30, 2003 Compared to The Year Ended June 30, 2002.

Revenue. We generated $325,422 in revenue from the sale of our products and services for the year ended June 30, 2003, compared with $152,985 for the year ended June 30, 2002, for an increase of $172,437 or 189%. The increase in sales was a result of enhanced relationships with a reduced number of critical clients, particularly in the parking lot industry where our products are used to complement parking meter technologies marketed by our clients. Sales to three customers accounted for 83% of our consolidated revenues in fiscal 2003 (48%, 24% and 11%, respectively), compared to one customer accounting for 70% of our revenue in fiscal 2002. Our revenues in fiscal 2003 were primarily from sales in Canada ($175,505 or 54%) and the United States ($149,317 or 46%), compared to revenues in fiscal 2002 which consisted of sale in Canada of $115,700 or 75.5% and in the United States of $37,285 or 24.4%.

Cost of Goods Sold. Cost of goods sold was $84,742 in fiscal 2003 or 26.04% of revenue. Cost of goods sold was $147,452 in fiscal 2002 or 96.4% of revenue. The difference between cost of goods sold as a percentage of revenue in fiscal 2003, compared to fiscal 2002 resulted primarily from improved manufacturing practices, reduced manufacturing personnel, more effective sourcing of materials and reutilization of inventory previously written down

General and Administrative Expenses.General and administrative expenses consist of management compensation, rent, professional fees, telephone, travel and other general corporate expenses. General and administrative expenses were $305,404 for the year ended June 30, 2003, compared with $219,373 for the year ended June 30, 2002, for an increase of $86,031. The increase in general and administrative expenses was due to an increase in salaries and benefits and traveling expense related to promoting the company to potential clients and within the investment community.

Payroll expenses relating to general and administrative activities were $37,111 for the year ended June 30, 2003, compared with $3,760 for the year ended June 30, 2002 as a result of transferring one employee to the department as systems administrator to manage our computer network and website and to assist in other administrative functions. Management fees were $156,403 for the year ended June 30, 2003, compared with $157,509 for the year ended June 30, 2002. Office operating charges were $19,411 for the year ended June 30, 2003, compared with $9,851 for the year ended June 30, 2002. Travel and entertainment expense in fiscal 2003 was $19,294 compared to $1,532 in the preceding year as a result of increased travel related to business development. Expenses that decreased in fiscal 2003 compared to fiscal 2002 included rent expense of $39,381 (2002: $43,417) and regulatory and filing expenses of $16,115 (2002: $20,464).

Professional Fees. Professional fees were $78,415 for the year ended June 30, 2003, compared with $67,560 for the year ended June 30, 2002, an increase of $10,855 or 16%. The increase was mainly due to higher costs for professional fees related to financing transactions and increased costs related to new regulatory requirements in the United States during fiscal 2003.

Marketing and Business Development Expenses.Marketing and Business Development expenses consisted of compensation to employees and consultants and travel expenditures for demonstrations of our technology to potential strategic partners. As in the case of management salaries, certain salary costs in the areas of marketing and sales were accrued in 2003 but remained unpaid at the end of that year, given the working capital constraints faced by the Company. Marketing expenses were $171,911 for the year ended June 30, 2003, compared to $150,105 for the year ended June 30, 2002. The increase in marketing and business development expenses was a result of increased salary and consulting expense.

Net Loss. We had a net loss of $710,175 ($0.04 per share) in fiscal 2003, compared to a net loss of $966,440 in fiscal 2002 ($0.08 per share).

B. Liquidity and capital resources

As of June 30, 2004, our cash position was $12,158 and our working capital deficiency was $198,097, compared to a negative cash position of $8,850 and a working capital deficiency of $707,137 as of June 30, 2003. The reduction in the working capital deficiency was mainly due to cash flows in the year from financing activities (three private placements for net proceeds of $1,401,291 and receivable for share capital subscribed of $87,300) and to a shares-for-debt subscription plan completed in the fiscal year ended June 30, 2004. In October 2003, we issued 40,081 common shares at the price of $0.32, to settle debt of $12,748.

Since inception, we have financed our operations through equity financings. During the year ended June 30, 2004, we received net proceeds of $1,075,250 from the sale and subscription of common stock pursuant to private placements and upon the exercise of warrants, as well as the settlement of debt of $413,341 through issue of common shares, compared with net proceeds of $707,794 pursuant to private placements and settlement of debt of $580,015 for the year ended June 30, 2003. We completed the following private placements in fiscal 2004:

On October 27, 2003 we completed a private placement for net proceeds of $250,000. The placement consisted of 1,666,665 units at $0.15 per unit; each unit comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.20 per share prior to October 27, 2005.

On November 17, 2003 we completed a private placement for net proceeds of $217,250. The placement consisted of 869,000 units at $0.25 per unit; each unit is comprised of one common share and one share purchase warrant. Each warrant entitled the holder to purchase one common share at $0.35 per share prior to November 17, 2005.

On April 1, 2004 we completed a private placement for net proceeds of $512,700. The placement consisted of 2,727,273 units at $0.22 per unit; each unit is comprised of one common share and one share purchase warrant. Each warrant entitled the holder to purchase one common share at $0.30 per share prior to April 1, 2006.

We currently have no long-term debt obligations or commitments.

Net increase in cash was $21,008 for the year ended June 30, 2004. This compares with a net decrease in cash of $92,811 for the year ended June 30, 2003. The increase in cash is a result of increased proceeds from financing activity in 2004 compared to 2003.

Subsequent to June 30, 2004, we received an aggregate of $155,000 in shareholder loans. The loans are interest-free and no repayment terms have been set between the lenders and us.

We do not generate sufficient revenue from our operations to meet our on-going cash requirements and we have no other internal sources of liquidity. We have no external sources of liquidity or lines of credit. We have financed our operations and capital requirements through the sale of its common shares, primarily through private placements. We anticipate our current operating expenditures will be approximately $1,200,000 for the next twelve (12) months. We currently do not have sufficient working capital and do not anticipate that cash flow from our operations will be sufficient to meet our current working capital requirements.

We estimate that we will be required to raise an additional $1.7 Million to fund our working capital requirements during the fiscal year ending June 30, 2005. We anticipate that we will be fund our capital requirements by raising funds through private placements of our equity or debt; however, we have currently has no commitments from potential investors.

To a large degree therefore, our operations are largely dependent upon the general state of the public equity capital markets, and specifically on the state of the public equity markets for small capitalization technology companies. There can be no assurance that any additional financings will be available to us on favorable terms or at all. We are subject to various risks and uncertainties, which appear elsewhere in this document.

C. Research and development, patents and licenses, etc.

We acquired our core technology on September 21, 1995. Since that time, we have continued our research and development efforts related to its SmartKit® Cash Card reader and related technologies. In November 1999, we received Canadian trade-mark approval for the QI logo and the following product names: SMARTVEND, QLINK, C21 and SMARTKIT.

During the fiscal year ended June 30, 2002, we spent $405,320 on research and development. During the fiscal year ended June 30, 2003, the Registrant spent $341,154 on research and development. During the fiscal year ended June 30, 2004, we spent $284,190 on research and development.

D. Trend Information

Smart Cards are plastic cards containing computer chips. Advances in technology allow these cards to become smaller, faster, cheaper, more reliable and more secure with each generation.

In April, 2004, we announced an order from Cale Systems, Inc. for 525 units of the SmartKit Hybrid payment terminals for delivery by the end of 2004. We announced that the 2004 order was fully delivered. In December 2004, we announced that Cale issued a new order for 1480 units with a value of approximately $700,000 to be delivered in calendar 2005. We anticipate that we will receive additional orders from Cale in 2005 as more of their projects move from the pilot stage to full implementation. We believe that a large portion of our revenues will be derived from sales to a limited number of customers.

Financial institutions have delayed the transition from magnetic stripe cards to smart cards until they can justify the cost of smart card deployment for stored value systems. However, fraud associated with bank credit and debit cards continues to increase and the banking communities in most countries outside North America have deployed or are actively planning to deploy smart cards to combat the problem. Banks in Canada have now established target dates of 2009-2010 for full deployment of smart cards and some US banks have begun deployment with 2010 the established target for full deployment.

Our initial business strategy was to position our technology and systems to the banking industry. However, the long delays in deployment by the banking industry and our success in marketing proprietary systems have led to our focus on the proprietary systems market. We believe that bank industry deployment of smart card systems is still a few years away, and the incremental cost of adding Cash Card functionality to our Cash Card systems will be possible at reasonable costs. We cannot anticipate the overall effect that the scheduled roll out of cash cards by financial institutions will have on the overall demand for our products. We are continuing to pursue alternative marketing channels and systems to commercialize and market our products.

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

F. Tabular Disclosure of Contractual Obligations

The following table lists as of June 30, 2004 information with respect to our known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$153,750	$52,714	$101,036	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	Nil	Nil	Nil	Nil	Nil
Total	$153,750	$52,714	$101,036	Nil	Nil

Operating lease obligations relate exclusively to the lease of office space.

Safe Harbour

Certain statements contained in the foregoing Results of Operations and elsewhere in this Form 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect our future results are described under "Description of Business — Risk Factors" above.

Item 6 Directors, Senior Management and Employees

A. Directors and senior management

The following table sets forth the name, position with the Registrant, age and municipality of residence of directors and senior management as of November 30, 2004:

Name and Municipality of Residence	Principal Occupation or Employment during the past five years	Position with Registrant	Age

Steven R. Garman, (1) Colleyville, Texas	President and Chief Executive Officer, QI Systems Inc. since June 30, 2003; Management Consultant with True Horizon Marketing Inc. since 2002; President and Chief Executive Officer, FS Holdings from 1998 to 2002.	President, Chief Executive Officer and Director	58

Craig Jones, Richmond, British Columbia	Director of export Sales and Business Development with Dairyworld Foods from March, 1996-October, 1998; Management Consultant, C. Jones Associates since October, 1998; Vice-President, Sales and Marketing for QI Systems since May 1, 2000	Vice-President, Sales and Marketing and Corporate Secretary	52

Billy Gene Parker Jr., The Woodlands, Texas	Owner and President, Mobill Contractor Inc., 1985-Present	Director	50

William J. Reid, (1) Victoria, British Columbia	Project Manager and Software Engineer at Edoc Systems Group, Ltd.	Director	33

Ron H. deBruyne Victoria, British Columbia	President and Founder of Edoc Systems Group Ltd.	Director	38

Matthew Yugovich(1) Lubbock, Texas	Commercial Real Estate Developer	Director	50

Alan D. Graves(1) Surrey, British Columbia	President of Gemcore Communications Inc. since 1999; Senior Technical Consultant to QI since 1995	Director	44

(1) Member of the audit committee.

Members of our Board of Directors are elected by our shareholders. Unless the director's office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected. Each of our directors was elected by the shareholders at our annual general meeting of shareholders on December 10, 2004.

Our Board of Directors meets periodically to review significant developments affecting us and to act on matters requiring Board approval. Although our Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of our Board of Directors is an Audit Committee. The Audit Committee of the Registrant´s Board of Directors currently consists of Matthew Yugovich, Alan D. Graves, William J. Reid and Steven R. Garman. See, "Board Practices," below. This committee is directed to review the scope, cost and results of the independent audit of our books and records, the results of the annual audit with management and the internal auditors and the adequacy of our accounting, financial and operating controls; to recommend annually to our Board of Directors the selection of the independent auditors; to consider proposals made by our independent auditors; and to report to our Board of Directors, when so requested, on any accounting or financial matters.

None of our directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer. No director or executive officer of the Registrant has any family relationship with any other officer or director of the Registrant.

The following sets out additional biographical information for each of the Issuer´s directors and officers:

Steven R. Garman. –President, Chief Executive Officer and Director.Mr. Steve Garman has over 35 years of business experience in the international corporate environment and a diversified management background including senior executive positions in varied industries such as health care services, high tech medical devices, computer products, OEM manufacturing, and sports and recreation. He has held multi-million dollar P & L responsibility with Olympus America, Inc., an international market leader in the camera and medical products industry (1979 to 1998), served as CEO and President of Fury Sports Holdings, Inc., a pre-IPO start-up engaged in the sports facility management and sport skills training business (1998 to 2002); has served as Managing General Partner for ProSource Holdings, Inc., a private investment group (1994 to 1996); a senior executive consultant with Drake Beam Morin (2002 – 2003) and has been named a member of the Board of Directors of multiple start-up corporations, including National Endoscope Systems, Inc., Advanced Compression Technologies, Inc., ProSource Industries, Inc., Aliment Plus, Inc., Oswego Software, Inc., Fury Sports Holdings, Inc., and True Horizon Marketing, Inc. Mr. Garman received his Bachelor of Science Degree in Business Management and Administration from Indiana University´s Kelley School of Business in 1969. He has held senior leadership positions with industry leader Olympus America, Inc. (Olympus Corporation, Tokyo, Japan) spending 20 years in Olympus´ Medical Products Division, were he managed pioneering projects from concept through full-scale national deployment. Mr. Garman has international experience working with corporate manufacturing and sales partners in the United States, Western and Central Europe, Great Britain, Japan, Canada and Australia. Prior to his service with Olympus, Mr. Garman worked for Johnson & Johnson and ARCO Medical Products (Atlantic Richfield Corporation). Mr. Garman has served as a director, President and Chief Executive Officer of the Registrant since June 20, 2003.

Matthew Yugovich, Director.Mr. Yugovich has over 30 years of business management experience. During the past six years, Mr. Yugovich has served as the president of Great Western Adventure Inc. in State of Texas.

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

Craig Jones, Vice-President, Sales and Marketing and Corporate Secretary.Mr. Jones has over 20 years of International Business Development experience, including 10 years of direct experience in information technology. Mr. Jones has spent most of his career in Canada and Australia developing and refining the skills required to design and implement global business strategies. Mr. Jones has worked in the areas of consumer package goods, environmental engineering, and the automotive and information technology industries. Mr. Jones joined the Company as Vice-President, Sales and Marketing on May 1, 2000 and served as the Company´s Acting President and Acting Chief Executive Officer from October 17, 2000 to April 30, 2002, and as the Company´s Corporate Secretary since October 22, 2002. From October, 1998 to date, Mr. Jones has headed the management consultant firm of C. Jones and Associates, specializing in international and national business development. The group has developed a working knowledge from a diverse range of industry categories such as consumer-packaged goods, dairy industry, environmental engineering, leisure goods, information technology and automotive aftermarket. From March, 1996 to October, 1998, Mr. Jones was employed as Director of Export Sales and Business Development with Dairyworld Foods, responsible for the sales, marketing, leadership growth and development of the company´s international business initiatives. From December, 1990 to March, 1996, Mr. Jones was President of Bayshore Pacific Trade Ltd. and worked with North American companies in developing a wide range of trans-pacific partnerships and trading opportunities.

Billy Gene Parker, Jr., Director. Mr. Parker has been in the general contract business for 25 years. For the past 18 years, he has been President of Mobill Contractor Inc., a general contractor in the Houston, Texas area.

William J. Reid, Director. Mr. Reid graduated from the University of British Columbia in 2000 with a Bachelor of Science degree in Forestry. After accumulating eight years of experience in forestry research (pre and post degree) with the B.C. Ministry of Forests Research Branch, he completed the Application and Management of Information Technology program at the University of Victoria. Upon completion, Edoc Systems Group Ltd. hired him as a software developer in 2002. His current duties have expanded to Project Manager for a variety of software application projects including a full-scale enterprise application spanning almost two years of development time, a cost tracking program that integrates with off-the-shelf accounting software and a custom data entry program designed on the .NET compact framework, which runs on a Personal Digital Assistant (PDA).

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

Executive Compensation

During the fiscal year ended June 30, 2004 we had two Named Executive Officers (for the purposes of applicable Canadian securities legislation), namely Steven R. Garman, our President and Chief Executive Officer from June 20, 2003 to present; and Craig Jones, Vice-President of Marketing and Sales, May 1, 2000 to October 17, 2000, Acting President and Chief Executive Officer from October 18, 2000 to April 30, 2001, and then Vice-President of Marketing and Sales from May 1, 2002 and Corporate Secretary from October 22, 2001; (herein collectively referred to as the "Named Executive Officers"). The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

		Annual Compensation					Long Term Compensation
							Awards		Payouts
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)(2)			Other Annual Compensation ($)	Securities Under Options/SARs(3) granted (#)(5)	Restricted Shares or Restricted Share Units ($)	LTIP(4) payouts ($)	All Other Compensation ($)

Steven R. Garman	2004		$120,000	(6)	36,003(7)	Nil	Nil	Nil	Nil	Nil
President and	2003		$3,334		Nil	Nil	Nil	Nil	Nil	Nil
Chief Executive	2002		Nil		Nil	Nil	Nil	Nil	Nil	Nil
Officer

Craig Jones	2004	Cdn$	120,000	(8)&(9)	Nil	Nil	Nil	Nil	Nil	Nil
Vice-President,	2003	Cdn$	120,000	(8)&(10)	Nil	Nil	Nil	Nil	Nil	Nil
Marketing and Sales	2002	Cdn$	120,000	(8)	Nil	Nil	Nil	Nil	Nil	Nil

Mesbah Taherzadeh	2004	Cdn$	nil		Nil	Nil	Nil	Nil	Nil	Nil
former President & Chief Executive	2003	Cdn$	76,389		Nil	Nil	Nil	Nil	Nil	Nil
Officer (11)	2002	Cdn$	183,333	(12)	Nil	Nil	Nil	Nil	Nil	Nil

Notes: (1)	July 1 to June 30.
(2)	Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.
(3)	Stock appreciation rights.
(4)	Long-term incentive plan
(5)	Reference is made to the section captioned "Options and Stock Appreciation Rights".
(6)	During the year ended June 30, 2004, $53,010 of the annual fee due to Mr. Garman was not paid by the Company and was recorded as a current liability due to Mr. Garman.
(7)	Accrued in the fiscal year ended June 30, 2004 but unpaid as of the date of this report.
(8)	Pursuant to the terms and conditions of an Employment Agreement dated April 20, 2000
(9)	During the year ended June 30, 2004 Cdn$10,000 of salary due to Mr. Jones was not paid by the Company and was recorded as a current liability due to Mr. Jones.
(10)	During the year ended June 30, 2003, Cdn$60,000 of salary due to Mr. Jones was not paid by the Company and was recorded as a current liability due to Mr. Jones.
(11)	Mr. Taherzadeh served as our President and CEO through June 2003.
(12)	Pursuant to the terms and conditions of an Employment Agreement dated May 1, 2001.

Options and Stock Appreciation Rights

We did not grant any incentive stock options to the Named Executive Officer(s) during the most recently completed financial year (July 1, 2003 to June 30, 2004) (the "Financial Period").

No incentive stock options were exercised during the Financial Period by any of the Named Executive Officers.

Pension Plan

We do not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

The following are the employment contracts between us and each Named Executive Officer:

Steven R. Garman – Services Agreement

We entered into a Services Agreement with True Horizon Marketing Inc. ("True Horizon") a company controlled by Steven R. Garman on June 20, 2003 for the provision of professional services including services as our Chief Executive Officer and President. A fee of $10,000 per month was payable to True Horizon during the year ended June 30, 2004. The fee has been revised to $15,000 per month for management services and $1,000 for a monthly allowance towards office expenses. The Contract with True Horizon can be terminated with one month´s written notice by either party.

Craig Jones – Employment Agreement

We entered into an Employment Agreement dated April 20, 2000 with Craig Jones, our Vice-President, Marketing and Sales, whereby Mr. Jones agreed to manage, supervise and direct all activities relating to our marketing and sales. We agreed to pay Mr. Jones an annual salary of Cdn$120,000 for the period from May 1, 2002 to April 30 2003, together with an incentive bonus calculated at a rate of no less than 30% of his annual salary for the period. The annual compensation is to be reviewed annually, with the stipulation that the compensation to be paid to Mr. Jones shall not be less than the annual salary and bonus percentage rate paid to him for the immediately preceding twelve month period.

The Agreement also provided that Mr. Jones would receive stock options totaling 200,000 shares (which options were granted to Mr. Jones on April 20, 2000). The Agreement commenced on May 1, 2000 and will continue for an indefinite period of time until terminated in accordance with the provisions of the Agreement.

The Agreement may be terminated by us at any time for any reason without legal consequence upon 18 months written notice or payment to Mr. Jones in lieu of notice of a lump sum equal to one and one half times the annual compensation. Should Mr. Jones´ employment be terminated by him for other than Good Reason (as defined in the Agreement) then we shall pay to the Executive of the annual compensation earned by or payable to him during the then current fiscal year for the period to and including the date of termination, and neither we nor our subsidiary shall have any further obligations to Mr. Jones under the Agreement. If the Agreement is terminated by us for other than just cause or terminated by Mr. Jones for Good Reason, then we shall pay the Executive his annual compensation for the then current fiscal year for the period to and including the date of termination, and as partial compensation for his loss of employment, an amount equal to one and one half times the annual compensation. We shall also provide Mr. Jones with the job relocation counseling services of a firm chosen from time to time by him, together with all additional reasonable expenses that Mr. Jones may incur in connection with obtaining alternative full-time employment, including any costs associated with the relocation by Mr. Jones to obtain such alternative employment, such total not to exceed Cdn$20,000.

The Company entered into an Employment Agreement with Mesbah Taherzadeh, the Company´s former President and Chief Executive Officer, dated May 1, 2001, whereby the Mr. Taherzadeh agreed to manage, supervise and direct all activities of the Company. The Company agreed to pay Mr. Taherzadeh an annual salary of Cdn$200,000 for the period from May 1, 2001. Mr. Taherzadeh was also entitled under the Employment Agreement to a benefits plan as available from time to time for those individuals who were employed as senior executives of the Company. In addition, the Employment Agreement provided that Mr. Taherzadeh would be granted an incentive stock option to purchase 300,000 shares of the Company, which option was granted to Mr. Taherzadeh on April 26, 2001, exercisable at Cdn$1.20 per share on or before April 26, 2006. In addition an Executive Incentive Plan was to be established, based on the objectives as set out in the Company´s Strategic Business Plan, which would be developed by Mr. Taherzadeh and the board of directors of the Company. Mr. Taherzadeh was terminated as the Company´s President and Chief Executive Officer on June 12, 2003, and Mr. Taherzadeh resigned as a Director of the Company on June 19, 2003.

Other than as disclosed above, there is no compensatory plan or arrangement, including payments to be received from us or our subsidiaries, with respect to our Named Executive Officers.

The aggregate amount of compensation paid by us and our subsidiaries during the fiscal year ended June 30, 2004 to all officers and directors as a group, for services in all capacities was $245,186.

No amounts have been set aside or accrued by us during fiscal 2004 to provide pension retirements or similar benefits for our directors or executive officers pursuant to any plan provided for or contributed to by us.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers in the current year to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 ($80,700 Cdn.) per executive officer, except as set out above.

Except as set out above and as discussed in "Options and Warrants to Purchase Securities from the Registrant or Subsidiary", we have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers.

Stock Options

As of June 30, 2004, we had 1,298,000 incentive stock options outstanding. The names and titles of our directors, executive officers, administrators, supervisors and management to whom outstanding stock options have been granted and the number of Common Shares subject to such stock options, as at June 30, 2004, are set forth below.

Name	Number of Shares	Exercise Price Per Share	Expiry Date

Craig Jones	200,000	Cdn$2.00	April 20, 2005
Craig Jones	300,000	$0.50	April 25, 2008
Billy Gene Parker Jr.	50,000	$0.50	December 31, 2007
Matthew Yugovich	50,000	$0.50	December 31, 2007
Alan D. Graves	8,000	Cdn$2.00	December 31, 2004
Alan D. Graves	10,000	Cdn$2.00	December 22, 2005
Alan D. Graves	96,000	$0.50	December 31, 2007

The exercise price of the stock options is stated in U.S. dollars, except for the 200,000 options granted to Craig Jones and the 8,000 and 10,000 options granted to Alan D. Graves, which are stated in Canadian Dollars.

C. Board practices

Set forth below is the expiration of the current term of office and the period during which such person has served in that office:

Name	Position	Expiration of Term of Office	Period of Service

Craig Jones(2)	Vice-President, Sales and Marketing and Corporate Secretary(1)	December, 2005	since May 1, 2000
Billy Gene Parker Jr	Director	December, 2005	since November 2001
Matthew Yugovich	Director	December, 2005	Since October 2002
Alan D. Graves	Director	December, 2005	Since December 2002
William J. Reid	Director		Since June 2003
Ronald deBruyne	Director	December, 2005	Since July 2003
Steven R. Garman	President, Chief Executive Officer and Director	December, 2005	Since June 2003

(1) Officers are appointed by the directors for a term expiring at the following Annual General Meeting.
(2) Craig Jones also served as Acting President and Acting Chief Executive Officer of the Registrant from October 17, 2000 to April 27, 2001 and Corporate Secretary since October 22, 2001.

There are no Director´s service contracts which provide benefits upon the termination of employment except for an Employment Agreement dated April 20, 2000 with Craig Jones, particulars of which have been set out above under Item 6.B. "Compensation".

Audit Committee

Set forth below are the names of the members of our audit committee:

•Matthew Yugovich

•Alan D. Graves

•Steven R. Garman

•William J. Reid

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

Our audit committee charter provides that the Audit Committee has two primary objectives. The first is to advise the board of directors in its oversight responsibilities regarding:

•the quality and integrity of the Company's financial reports and information;

•the Company's compliance with legal and regulatory requirements;

•the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

•the performance of the Company's auditing, accounting and financial reporting functions;

•the fairness of related party agreements and arrangements between the Company and related parties; and

•the independent auditors' performance, qualifications and independence

The second primary objective of the Audit Committee is to prepare the reports required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

The members of the Audit Committee were not remunerated for their participation in this committee in the fiscal year ended June 30, 2004. We do not anticipate remunerating members of the Audit Committee in the year ending June 30, 2005 by means of Directors Fees, although we may grant certain stock option awards to members of the Audit Committee in the current fiscal year and/or in subsequent periods.

D. Employees

We had the following number of employees at the end of each of the following fiscal years:

June 30, 2004	June 30, 2003	June 30, 2002
8 employees	9 employees	16 employees

We had 8 employees and 5 contractors located in Canada of June 30, 2004; 9 employees and 5 contractors located in Canada of June 30, 2003; and 11 employees and 7 contractors located in Canada of June 30, 2002. As of June 30, 2004, 2 employees were involved in management and administrative functions, 4 employees were engaged in research and development and 2 employees were engaged in sales and marketing. All employees are full-time employees. Our contractors generally engage in software design, product assembly and prototype manufacturing. They are paid hourly and are called when work is available.

E. Share ownership

Set forth below are details of the share ownership of our directors, executive officers, administrators, supervisors and management as of November 30, 2004 based on information provided by such persons:

Name	Securities beneficially owned, directly or indirectly or over which direction or control is exercised	Percent of Issued and Outstanding Share Capital(1)

Billy Gene Parker Jr	(2)	6.97%
Matthew Yugovich	(3)	*
Alan D. Graves	(4)	*
William J. Reid	(5)	*
Craig Jones	(6)	*
Ronald deBruyne	(7)	*
Steven R. Garman	(8)	*

* Less than 1%.
(1) 22,866,416 common shares were issued and outstanding as of November 30, 2004.

(2) Includes 1,594,000 common shares and options to acquire an additional 50,000 common shares exercisable within 60 days of November 30, 2004.

(3) Includes 173,667 common shares and options to acquire an additional 50,000 common shares, exercisable within 60 days of November 30, 2004.

(4) Includes 127,081 common shares and options to acquire an additional 114,000 common shares exercisable within 60 days of November 30, 2004.

(5) Includes 37,000 common shares.

(6) Includes 10,000 common shares and options to acquire an additional 500,000 common shares, exercisable within 60 days of November 30, 2004.

(7) Nil.

(8) Nil.

A summary of outstanding options granted to the above individuals to purchase our common shares is set forth below:

Name	Number of Shares	Exercise Price Per Share	Expiry Date

Billy Gene Parker Jr	50,000	$0.50	December 31, 2007
Matthew Yugovich	50,000	$0.50	December 31, 2007
Alan D. Graves	96,000	$0.50	December 31, 2007
Alan D. Graves	8,000	Cdn$2.00	December 31, 2004
Alan D. Graves	10,000	Cdn$2.00	December 22, 2005
William J. Reid	--	--	--
Craig Jones	200,000	Cdn$2.00	April 20, 2005
Craig Jones	300,000	$0.50	April 25, 2008
Ronald deBruyne	--	--	--
Steven R. Garman	--	--	--

Stock Option Plan

Our Incentive Stock Option Plan was drafted to comply with the rules set forth for such plans by the Toronto Stock Exchange (TSX). At no time may more than 2,175,000 post-subdivision shares be subject to option at any time and at no time may more than 5% of the outstanding issued shares be reserved with respect to any one individual. The Plan provides for the issuance of options to our directors, officers and employees and our subsidiaries to purchase our common shares. The stock options may be issued at the discretion of the Board of Directors and are exercisable for a period not exceeding five years. Stock Options granted to our employees and directors will vest in equal quarterly tranches, at the direction of the Board of Directors, subject to a minimum 18 month vesting period, in accordance with TSX policy, commencing from the date of grant of the Option. The exercise price may not be lower than the "discounted market price" being the last closing price of our shares on the day immediately preceding the date on which the directors grant and publicly announce the options, less the applicable discount from the market price in accordance with TSX policy, and will not otherwise be less than $0.10 per share. The Incentive Stock Option Plan provides that a person is entitled to have one or more stock options outstanding at a time.

As at June 30, 2004, we had a total of 2,175,000 options approved for issuance, of which no more than 1,085,000 options may be granted to insiders. On December 10, 2004, our shareholders approved an amendment to our stock option plan, which increased the number of common shares of the Company that have been allocated and reserved for use in the Company´s Incentive Stock Option Plan from 2,175,000 shares to 4,000,000 shares.

The Company may grant incentive stock options to directors of the Company from time to time pursuant to the Stock Option Plan of the Company. During the most recently completed financial year, the Company did not grant any stock options to directors of the Company.

Equity Compensation Plan Information

The following table sets forth information related to our equity compensation plans as of June 30, 2004.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by security holders	1,298,000 options, 9,126,271 warrants (1) and no rights	US$0.83 for options and US$0.33 for warrants	877,000
Equity Compensation Plans not approved by Security Holders	nil	nil	nil
Total	10,424,271		877,000

(1) Each warrant is convertible to one common share of the company. 3,530,000 warrants were convertible at an exercise price of $0.40 per share and expired on July 17, 2004; 333,333 warrants were convertible at an exercise price of $0.40 per share and expired on October 30, 2004; 1,666,665 warrants are convertible at an exercise price of $0.20 per share until October 27, 2005; 869,000 warrants are exercisable at an exercise price of $0.35 per share until November 17, 2005 and 2,727,273 warrants can be converted at an exercise price of $0.30 per share until April 1, 2006.

On December 10, 2004, our shareholders approved an amendment to our stock option plan, which increased the number of common shares of the Company that have been allocated and reserved for use in the Company´s Incentive Stock Option Plan from 2,175,000 shares to 4,000,000 shares.

Item 7 Major Shareholders and Related Party Transactions

A. Major shareholders

As of November 30, 2004, the following shareholders beneficially own greater than 5% of our common shares.

Name	Number of Voting Securities	Percentage of Issued Voting Securities

Billy Gene Parker Jr	1,594,000 (1)	6.97%

(1) Includes 1,594,000 common shares and options to acquire an additional 50,000 common shares exercisable within 60 days of November 30, 2004.

All of our shareholders have the same voting rights.

As of November 30, 2004, 2,406,589 common shares were held by 83 registered shareholders resident in the United States. We are not directly or indirectly owned or controlled by another corporation, any foreign government or by any other natural or legal person(s) severally or jointly.

There are no arrangements, known to us, the operation of which may at a subsequent date result in a change of control of our company.

B. Related party transactions

During the period since the beginning of our preceding three financial years up to the date hereof, we entered into the following related party transactions:

During the period January, 2001 to August, 2001, we received funding by way of loans in the amounts of US$297,315 (Cdn$450,000) and US$30,000 (together the "Loan") from James Roberts, our past President, and his wife, Ursula Roberts, respectively, (the "Lenders") to provide us with general ongoing working capital. Mr. Roberts is currently not a member of our senior management or the Board of Directors. The Loan plus interest was repaid in July 2002 with interest totaling $34,617.

On September 10, 2002, we entered into a private placement subscription agreement with Billy Gene Parker Jr. whereby Mr. Parker purchased 625,000 shares at $0.40 per share. Subsequent to the private placement, namely on November 13, 2002, Mr. Parker joined our board of directors.

On June 20, 2003 we entered into a Services Agreement with True Horizon Marketing Inc., a company controlled by Steven R. Garman, for the provision of his professional services including services as our Chief Executive Officer and President. The agreement is further describe under "Directors and Senior Management – Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts," above. .

For the period from July 1, 2003 to June 30, 2004, we paid $214,143 (2003: $205,834) in consulting fees to directors and officers and former directors and officers of our company. As at June 30, 2004 and 2003, amounts of $246,336 and $142,827, respectively, were due to these directors and officers in respect of these fees, and included in accounts payable.

In May, 2002, James Roberts purchased 1,170,000 units, Mesbah Taherzadeh purchased 10,000 units, Lillie Cocunato, purchased 24,000 units, Douglas Brazier purchased 160,000 units, Craig Jones purchased 10,000 units and Billy G. Parker purchased 750,000 units, at the price of US$0.30/Cdn$0.50 per unit from a private placement under which we issued a total issuance of 200,000 common shares at US$0.30/Cdn.$0.50 per common share and 3,550,000 units at a price of US$0.30/Cdn.$0.50 per unit. Total proceeds raised were US$1,125,000 (Cdn.$1,875,000). Each unit comprised one share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at an exercise price of US$0.40/Cdn.$0.67 per share. An aggregate of 2,124,000 units for a purchase price of US$637,200/Cdn.$1,062,000 were purchased by insiders of our company.

In October 2003, the Company completed a common shares for debt conversion plan. Pursuant to this plan, Gemcore Communications Inc., a company controlled by Alan D. Graves, a Director of our company, received 40,081 common shares of the company, at the price of $0.32, to settle debt of $12,748 (Cdn$16,774).

C. Interests of experts and counsel

Not applicable.

Item 8 Financial Information

A. Consolidated statements and other financial information

Financial statements, audited by our independent auditor and accompanied by an audit report, comprised of:

•Consolidated Balance Sheets as of June 30, 2004 and 2003;

•Consolidated Statements of Operations and Deficit for the three years ended June 30, 2004, 2003 and 2002;

•Consolidated statements of cash flows for the three years ended June 30, 2004, 2003 and 2002; and

•Notes to the consolidated financial statements.

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

B. Significant changes

Subsequent to June 30, 2004, an aggregate of $210,000 were received by the Company as shareholders´ loans. These loans are interest-free and no repayment terms have been set between the lenders and the Company.

Item 9 The Offer and Listing

Markets

Our Common Shares traded on the TSXV Venture Exchange (the "TSXV") under the symbol QIIU.V until we voluntarily delisted from the TSXV on July 16, 2004 The TSXV was previously known as the Canadian Venture Exchange (the "CDNX") prior to its acquisition by the Toronto Stock Exchange on May 29, 2001. The CDNX was the result of the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange on November 29, 2001. Prior to the establishment of the CDNX, our common shares traded on the Vancouver Stock Exchange (the ‘VSE"). The VSE, CDNX and TSXV are collectively referred to herein as the "TSXV". The following table sets out the price history of our Common Shares on TSXV and its relevant predecessors for the periods indicated:

TSX Yearly Price History - Five most recent fiscal years
Period		High	Low

Fiscal 2000	12 Month Period ended June 30, 2000	Cdn$10.50	Cdn$2.00
Fiscal 2001	12 Month Period ended June 30, 2001	Cdn$5.05	Cdn$0.80
Fiscal 2002	12 Month Period ended June 30, 2002	Cdn$0.90	Cdn$0.18
Fiscal 2003	12 Month Period ended June 30, 2003	US$0.50	Cdn$0.06
Fiscal 2004	12 Month Period ended June 30, 2004	US$0.50	Cdn$0.09

TSX Quarterly Price History - Two most recent fiscal years
Period		High (US$)	Low (US$)

Fiscal 2004	First Fiscal Quarter ended September 30, 2003	0.50	0.09
	Second Fiscal Quarter ended December 31, 2003	0.37	0.15
	Third Fiscal Quarter ended March 31, 2004	0.40	0.19
	Fourth Fiscal Quarter ended June 30, 2004	0.46	0.25

Fiscal 2003	First Fiscal Quarter ended September 30, 2002	0.50	0.10
	Second Fiscal Quarter ended December 31, 2002	0.35	0.12
	Third Fiscal Quarter ended March 31, 2003	0.19	0.06
	Fourth Fiscal Quarter ended June 30, 2003	0.31	0.06

TSX Monthly Price History - Six most recent months prior to delisting
Period– 2004	High (US$)	Low (US$)
June	.28	.24
July –delisted on July 16,2004	.26	.18
August	-	-
September	-	-
October	-	-
November	-	-
December

Our common shares began trading in U.S. dollars on July 30, 2001.

The following table sets out the price history of our Common Shares on the OTCBB from May 23, 2002, being the date our Common Shares commenced trading, and for the following periods indicated (in US dollars):

OTCBB Yearly Price History – Three most recent fiscal years
Period		High (US$)	Low (US$)

Fiscal 2002	12 Month Period ended June 30, 2002	1.30	0.16
Fiscal 2003	12 Month Period ended June 30, 2003	0.45	0.07
Fiscal 2004	12 Month Period ended June 30, 2004	0.48	0.11

OTCBB Quarterly Price History - Two most recent fiscal years
Period		High (US$)	Low (US$)

Fiscal 2003	First Fiscal Quarter ended September 30, 2002	0.43	0.08
	Second Fiscal Quarter ended December 31, 2002	0.45	0.11
	Third Fiscal Quarter ended March 31, 2003	0.21	0.07
	Fourth Fiscal Quarter ended June 30, 2003	0.37	0.07

Fiscal 2004	First Fiscal Quarter ended September 30, 2003	0.48	0.11
	Second Fiscal Quarter ended December 31, 2003	0.41	0.16
	Third Fiscal Quarter ended March 31, 2004	0.42	0.185
	Fourth Fiscal Quarter ended June 30, 2004	0.46	0.25

OTCBB Monthly Price History - Six most recent months
Period - 2004	High (US$)	Low (US$)
June	0.30	0.24
July	0.28	0.17
August	0.42	0.20
September	0.26	0.20
October	0.25	0.16
November	0.23	0.12

Our common shares began trading on the Berlin Stock Exchange on March 23, 2000. During the year ended June 30, 2004 we requested to the Berlin Stock Exchange to cease all trading of our shares in that exchange.

Item 10 Additional Information

A. Share capital

Not applicable.

B. Memorandum and articles of association

The Memorandum and Articles of the Registrant and the related disclosure called for by this item are contained in, and incorporated by reference, in Item 10B of the Registrant´s previously filed Form 20-F as filed in January 2004.

C. Material Contracts

Following are summaries of material contracts, other than those entered into in the ordinary course of business, entered into by the Company for a period of no less than the two (2) years preceding the date of this document:

Contract	Description
Employment Agreement dated April 20, 2000 with Craig Jones	See the disclosure under the heading "Compensation" in Section 6.B. herein
Service Agreement dated June 20, 2003 with True Horizon Marketing Inc., a company controlled by Steven R. Garman	See the disclosure under the heading "Compensation" in Section 6.B. herein
Form of Private Placement Subscription Agreement dated May, 2002

In May, 2002, we entered into private placement Subscription Agreements for an aggregate of 3,750,000 units under which Billy Gene Parker Jr. Mesbah Taherzadeh, Craig Jones, Lillie Cocunato, Douglas Brazier and James Roberts, purchased an aggregate of 2,124,000 units for a purchase price of US$637,200/Cdn.$1,062,000.

Form of Private Placement Subscription Agreement dated October, 2002	In October, 2002, we entered into private placement Subscription Agreement under which the party purchased an aggregate of 333,333 units for a purchase price of US$0.30.
Form of Private Placement Subscription Agreement completed October, 2003	In October, 2003, we completed a private placement Subscription Agreement under which certain parties purchased an aggregate of 1,666,665 units for a purchase price of US$0.15.
Form of Private Placement Subscription Agreement completed November, 2003	In November, 2003, we completed a private placement Subscription Agreement under which certain parties purchased an aggregate of 869,000 units for a purchase price of US$0.25.
Form of Private Placement Subscription Agreement completed April, 2004	In April, 2004, we completed a private placement Subscription Agreement under which certain parties purchased an aggregate of 2,727,273 units for a purchase price of US$0.22.

D. Exchange controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. However, any dividends remitted to U.S. Holders, as defined below, will be subject to withholding tax. See "Item 10(E) — Taxation".

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

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada´s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act. The notification procedure involves a brief statement of information about the investment of a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada´s cultural heritage and national identity.

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

The Act specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person´s business as a trader or dealer in securities. Given the nature of the Company´s business and the size of its operations, management does not believe the Act would apply to an investment in the Company´s shares by a U.S. investor. The Act provides for civil penalties for non-compliance with any provision except breach of confidentiality or provision of false information, for which there are criminal penalties.

E. Taxation

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company ("Common Shares").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that are liable for the alternative minimum tax under the Code; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) partners of partnerships that hold Common Shares or owners of other entities classified as partnerships or "pass-through" entities for U.S. federal income tax purposes that hold Common Shares; or (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See "Taxation—Canadian Federal Income Tax Consequences" above).

Treaty Application to Certain Individual U.S. Holders

An individual U.S. Holder who does not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Canada-U.S. Tax Convention. An individual U.S. Holder described immediately above should consult its own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder´s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "foreign personal holding company," a "foreign investment company," or a "passive foreign investment company" (each as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it is not a "foreign personal holding company," a "foreign investment company," or a "passive foreign investment company" (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders" below). Accordingly, the Company believes that it should be a QFC. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its QFC status or that the Company will be a QFC for the current or any future taxable year. If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder´s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. ). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of the foreign tax credit rules. (See more detailed discussion at "Foreign Tax Credit" below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder´s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder´s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder´s U.S. federal income tax liability that such U.S. Holder´s "foreign source" taxable income bears to such U.S. Holder´s worldwide taxable income. In applying this limitation, a U.S. Holder´s various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other categories of income). Dividends paid by the Company generally will constitute "foreign source" income and generally will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income." In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of the Company may, subject to complex limitations, be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to dividends paid by the Company. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S. of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder´s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder´s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a "foreign personal holding company," a "foreign investment company," a "controlled foreign corporation," or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Foreign Personal Holding Company

The Company generally will be a "foreign personal holding company" under Section 552 of the Code (a "FPHC") if (a) at any time during a taxable year, more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the gross income of the Company for such taxable year is foreign personal holding company income. "Foreign personal holding company income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder´s allocable portion of the "undistributed foreign personal holding company income" (as defined in Section 556 of the Code) of the Company. The Company does not believe that it has previously been, or currently is, a FPHC. The FPHC rules are repealed for tax years of foreign corporations beginning after December 31, 2004 (and for tax years of U.S. Holders with or within which such tax years of foreign corporations end).

Foreign Investment Company

The Company generally will be a "foreign investment company" under Section 1246 of the Code (a "FIC") if (a) 50% or more of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code) and (b) the Company is (i) registered under the U.S. Investment Company Act of 1940, as amended, as a "management company" or a "unit investment trust" or (ii) engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest in securities or commodities.

If the Company is a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be treated as ordinary income (rather than as capital gain). The Company does not believe that it has previously been, or currently is, a FIC. The FIC rules are repealed for tax years of foreign corporations beginning after December 31, 2004 (and for tax years of U.S. Holders with or within which such tax years of foreign corporations end).

Controlled Foreign Corporation

The Company generally will be a "controlled foreign corporation" under Section 957 of the Code (a "CFC") if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a "10% Shareholder").

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder´s pro rata share of the "subpart F income" (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder´s pro rata share of the earnings of the Company invested in "United States property" (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Company that are attributable to such Common Shares. If the Company is both a CFC and a "passive foreign investment company" (as defined below), the Company generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any "excess distribution" (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder´s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder´s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder´s pro rata share of (a) the "net capital gain" of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the "ordinary earnings" of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are "marketable stock" (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder´s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder´s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended June 30, 2004. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

Copies of material contracts herein described may be examined at our head office located at Unit 101, 3820 Jacombs Road, Richmond, British Columbia, V6V 1Y6, or at our registered office located at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours.

THE COMPANY IS REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. REPORTS AND OTHER INFORMATION FILED BY THE COMPANY WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC'S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE. AS A FOREIGN PRIVATE ISSUER, THE COMPANY IS EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND THE COMPANY´S OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AS A FOREIGN PRIVATE ISSUER, THE COMPANY IS NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

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

Not applicable

Item 13 Defaults, Dividends Arrearages and Delinquencies.

Not Applicable

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15 Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in the reports we file or submit under the Exchange Act.

During the period covered by this annual report, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A Audit Committee Financial Expert

All of the members of the Audit Committee are financially literate and the Board has determined that Mr Steve Garman meets the requirements of an "audit committee financial expert" as defined by the SEC. Mr. Garman is not an "independent director" as defined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or Section 121B of the American Stock Exchange Company Guide related to audit committee requirements for listed companies Mr. Garman received his Bachelor of Science Degree in Business Management and Administration from Indiana University´s Kelley School of Business in 1969. Mr. Garman has over 35 years of business experience in the international corporate environment and a diversified management background including senior executive positions in varied industries such as health care services, high tech medical devices, computer products, OEM manufacturing, and sports and recreation. He has held multi-million dollar P & L responsibility with Olympus America, Inc.

Item 16B Code of Ethics

The Company developed a code of ethics to reflect SEC rules and other proposed regulations, which code of ethics was adopted by the board of directors. The Code of ethics governs the actions of and is applicable to all of the directors and officers of the Company and its subsidiaries, and their affiliates. The code of ethics deals with the following issues:

•compliance with all the laws and regulations identified in the code of ethics;

•corporate opportunities and conflicts of interest;

•the quality of the public disclosures;

•the protection and appropriate use of the Company´s properties;

•the protection of confidential information and property;

•fair behavior; and

•compliance with insider trading and corrupt practices legislation;

A copy of the code of ethics is filed as an exhibit to this Annual Report. All interested investors may acquire a copy of our code of ethics free of charge by sending electronic mail to the attention of investor relations on the Company´s website.

There have been no waivers to the code of ethics in the fiscal year ended June 30, 2004.

PURPOSE

This Code of Ethics is established pursuant to Section 406 of the Sarbanes-Oxley Act of 2002, which requires that the Company establish a code of ethics to apply to the Company's senior executive, operations and financial officers, including but not limited to, the Company's Chief Executive Officer, Chief Financial Officer, Vice President of Sales and Marketing and Vice President of Business Development ("Senior Management").

Senior Management should note that simply complying with laws or following widespread business practices may not be enough to comply with this Code of Ethics. It is therefore very important that the Senior Management read and understand this Code of Ethics.

If any member of Senior Management (a "Senior Manager") has a question regarding this Code of Ethics, then such Senior Manager should contact the Company's External Counsel. If any Senior Manager has information, concerns, or suspicions regarding any illegal or unethical conduct, then such Senior Manager should immediately contact the External Counsel.

The purpose of this Code of Ethics is to deter wrong doing and to promote:

(1) Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2) Full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the Company and in the Company's public communications;

(3) Compliance with applicable governmental laws and regulations;

(4) The prompt internal reporting of violations of this Code of Ethics to an appropriate person or persons identified in this Code of Ethics; and

(5) Accountability for adherence to this Code of Ethics.

SCOPE

This policy applies to the Company's Chief Executive Officer, Chief Financial Officer, Vice President of Sales and Marketing and Vice President of Business Development.

This policy is in addition to all other policies of the Company.

DISTRIBUTION

All Senior Management of the Company.

CODE OF ETHICS

•Senior Managers must follow the accounting rules and controls set forth by the SEC and the Financial Accounting Standards Board.

•Senior Managers must also comply with the obligations set out in the Sarbanes-Oxley Act of 2002.

•Senior Managers shall, when required, provide full, fair, accurate, timely, and understandable disclosure in the periodic reports that the Company is required to file. Accordingly, all account books, budgets, project evaluations, expense accounts and other papers utilized in maintaining business records must accurately report the matters to which they relate.

•All assets and liabilities of the Company must be carefully and properly set forth in the Company's financial records.

•The Company's outside auditors must be given full access to all information of the Company necessary for them to properly conduct any audit of the Company.

•Senior Managers shall not conceal a mistake in the Company's financial reporting. All such mistakes must be fully disclosed and corrected as promptly as possible. Falsification of any Company record is strictly prohibited and will result in instant dismissal and possibly criminal charges being laid.

•Senior Managers may not request or be granted a loan or payroll advance from the Company.

•All Senior Managers must comply with all applicable securities laws and applicable insider trading policies.

•Senior Managers must strive to apply high ethical, moral and legal principles in every aspect of their business dealings with other Employees, the public, the business community, stockholders, customers, suppliers and governmental and regulatory authorities.

•Senior Managers must avoid any activities that would involve the Company in any practice that is not in compliance with this Code of Ethics.

•The Company will not excuse any violation of this Code of Ethics by a Senior Manager even if the violation was specifically requested or directed by another Senior Manager.

•Only the Board or the Audit Committee can authorize a waiver of this Code of Ethics.

•Each member of Senior Management must alert the Board or the Audit Committee, whenever an illegal, dishonest, or unethical act is discovered or suspected by such Senior Manager. No Senior Manager will be penalized by the Company for reporting his or her discovery of such acts or for reporting suspicions of such acts provided that such member is not a party to or responsible (alone or with others) for such acts.

•Conflicts of interests are to be avoided by Senior Management. A conflict of interest exists if a Senior Manager's actions are, or could reasonably appear to be, influenced, directly or indirectly, by personal considerations or by actual or potential personal benefit or gain. If a conflict of interest is unavoidable it must be disclosed at the earliest opportunity. Conflicts of interests can arise with respect to financial and business interests, investments, relationships with suppliers, and the offering of prizes, samples, gifts, gratuities or incentives.

This Code of Ethics shall be administered as follows:

1. Responsibility for Administration

The Audit Committee of the Company's Board of Directors, or in lieu of such Committee, the Chairman of the Board (the "Ethics Administrator") shall be responsible for interpreting and administering this Code of Ethics. In discharging its responsibilities, the Ethics Administrator may engage such agents and advisors as it shall deem necessary or desirable, including but not limited to attorneys and accountants.

2. Scope of this Code of Ethics

The Ethics Administrator shall periodically, in light of the experience of the Company, review this Code of Ethics. As it deems necessary, the Audit Committee shall make recommendations to the Board to ensure that (i) this Code of Ethics conforms to applicable Law, (ii) this Code of Ethics meets or exceeds industry standards, and (iii) any weaknesses in this Code of Ethics or any other Policy of the Company that are revealed through monitoring, auditing, and reporting systems are eliminated or corrected.

3. Waiver or Amendment of this Code of Ethics

The Ethics Administrator may grant a specific, limited waiver of any provision of this Code of Ethics if the Ethics Administrator determines, based on information that the Ethics Administrator deems credible and persuasive, that such a limited waiver is appropriate under the specific circumstances (and each fact situation will be a separate case). If the Ethics Administrator waives any provision of this Code of Ethics, then the Company shall make an immediate disclosure of such waiver in a manner permitted by applicable law. This Code of Ethics may be amended only by the Board.

4. Monitoring and Auditing

The information developed by the Company's independent auditors in performing their audit engagement on behalf of the Company shall be made available to the Ethics Administrator as a means of monitoring compliance with this Code of Ethics.

5. Reporting System

Any suspected violation of this Code of Ethics shall be promptly reported to the Ethics Administrator.

6. Investigation of Violations

If the Company receives information regarding an alleged violation of this Code of Ethics, then the Ethics Administrator shall:

(1) evaluate such information as to gravity and credibility;

(2) if necessary, initiate an informal inquiry or a formal investigation with respect thereto:

(3) if appropriate, prepare a written report of the results of such inquiry or investigation, including recommendations as to the disposition of such matter;

(4) if appropriate, make the results of such inquiry or investigation available to the public (including disciplinary action); and

(5) if appropriate, recommend changes to this Code of Ethics that the Ethics Administrator deems necessary or desirable to prevent similar violations of this Code of Ethics.

7. Disciplinary Measures

This Code of Ethics shall be enforced through appropriate disciplinary actions. The Ethics Administrator shall determine whether violations of this Code of Ethics have occurred and, if so, recommend to the Company's Board of Directors, the disciplinary actions to be taken against any Executive Officer who has violated this Code of Ethics. Final decisions regarding disciplinary action shall be determined by the Board. Disciplinary actions may include counseling, oral or written reprimands, warnings, probations or suspensions (with or without pay), demotions, reductions in salary, terminations of employment, and restitution.

The jurisdiction of the Ethics Administrator shall include, in addition to the Executive Officer that violated this Code of Ethics, any other Employee involved in the wrongdoing such as (i) persons who fail to use reasonable care to detect a violation and (ii) persons who were requested to divulge information about a suspected violation of this Code of Ethics, but withheld material information regarding a suspected violation.

Item 16C Principal Accountant Fees and Services

Amisano Hanson, Chartered Accountants, were the external auditors of the Company for the financial year ending June 30, 2004 after being appointed on July 7, 2004. Wolrige Mahon, Chartered Accountants, were the Company's external auditors for the fiscal year ended June 30, 2003.

The following table charts the external auditors´ fees for each of the financial years ending June 30, 2003 and June 30, 2004 by category:

	Years ended June 30		Total(1)
	2004	2003
Audit:	Cdn$20,000	$24,668	Cdn$44,668
Audit Related:(2)	Nil	Nil
Tax (3)	Nil	Nil
All Other Fees(4)	Nil	$3,750	Cdn$3,750
Total	Cdn$20,000	$28,418	$48,418

(1) Aggregate fees billed by the external auditor in each of the last two financial years.

(2) Fees billed for assurances and related services that are reasonably related to the performance of the audit or review of the Company´s financial statements and are not reported under "Audit Fees".

(3) Aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning.

(4) Aggregate fees for products and services provided other than the services reported under the three previous rows.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for reviewing all financial statements prior to approval by the board, all other disclosures containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company's financial statements and any litigation, claim or other contingency that could have a material effect upon the Company's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Company's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer, the procedures undertaken in connection with their certifications for annual and quarterly filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for considering the appointment and remuneration of external auditors. The Audit Committee reports directly to the board of directors.

Any services provided by our independent auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the fiscal year ended June 30, 2004, none of the fees paid to Amisano Hanson, Chartered Accountants, were approved pursuant to the de minimus exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None

PART III

Item 17 Financial Statements

The Report and Consolidated Financial Statements for the year ended June 30, 2004 is reported by Amisano Hanson, Chartered Accountants and the 2003 and 2002 (the "Annual Statements") are reported on by Wolrige Mahon, Chartered Accountants. These Annual Statements were prepared in accordance with generally accepted accounting principles in Canada, which differ from general accepted accounting principles in the United States. See Note 14 to the Annual Statements.

The following financial statements and related schedules are included in this Item:

•Auditors´ Report.

•Consolidated Balance Sheets as at June 30, 2004 and 2003.

•Consolidated Statements of Operations and Deficit for the three years ended June 30, 2004, 2003 and 2002.

•Consolidated Statements of Cash Flows for the years ended June 30, 2004, 2003 and 2002.

•Notes to Consolidated Financial Statements.

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

" Wolrige Mahon"

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

" Wolrige Mahon"

CHARTERED ACCOUNTANTS

Vancouver, Canada

October 6, 2003

QI SYSTEMS INC.

Richmond, B.C.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Expressed in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders

QI Systems Inc.

We have audited the consolidated balance sheet of QI Systems Inc. as at June 30, 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at June 30, 2003 and for the years ended June 30, 2003 and 2002 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 6, 2003.

Vancouver, Canada	"AMISANO HANSON"
September 10, 2004	Chartered Accountants

Comments by Auditor for US Readers on Canada-US Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company designs and sells readers for use in cash payment systems and has a working capital deficiency, incurred substantial losses from operations and has not achieved positive cash flow, which raises substantial doubt about the Company´s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Our report to the shareholders dated September 10, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	"AMISANO HANSON"
September 10, 2004	Chartered Accountants

QI SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

As at June 30, 2004 and 2003

(Expressed in US Dollars)

	2004	2003
	$	$
Assets
Current
Cash	12,158	-
Receivables	30,878	36,194
Share subscriptions receivable – Note 7	87,300	-
Prepaid expenses	1,550	9,328
Inventory – Note 4	218,589	188,334
	350,475	233,856
Capital assets – Note 5	12,481	17,171
	362,956	251,027
Liabilities
Current
Bank overdraft	-	8,850
Payables and accruals – Notes 6 and 11	515,168	812,643
Shareholder loans	17,125	119,500
Deposits received	16,279	-
	548,572	940,993
Shareholders´ Deficiency
Share capital – Note 7	10,820,977	9,419,686
Share capital subscribed – Note 7	87,300	-
Contributed surplus – Note 7	203,169	-
Deficit	(11,235,840)	(10,051,945)
Cumulative translation adjustment	(61,222)	(57,707)
	(185,616)	(689,966)
	$ 362,956	251,027

Nature and Continuance of Operations – Note 1

Commitments and Contingencies – Notes 7 and 11

Subsequent Events – Notes 7, 11 and 12

QI SYSTEMS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended June 30, 2004, 2003 and 2002

(Expressed in US Dollars)

	2004	2003	2002
	$	$	$

Revenue	383,722	325,422	152,985

Cost of goods sold	75,320	84,742	147,452
	308,402	240,680	5,533

Expenses
Administration – Note 6	419,060	305,404	219,373
Amortization	4,697	5,974	59,667
Bad debt	13,887	5,000	-
Corporate finance	116,166	-	-
Development costs – Note 6	284,190	341,154	405,320
Financing costs and interest	5,554	38,757	40,926
Investor relations	240,606	4,414	29,148
Marketing	207,782	171,911	150,105
Professional fees	59,500	78,415	67,560
Stock-based compensation	203,169	-	-
	1,554,611	951,029	972,099
Operating loss	(1,246,209)	(710,349)	(966,566)
Interest income	-	174	126
Gain on settlement of debt	62,314	-	-
Net loss	(1,183,895)	(710,175)	(966,440)

Deficit, beginning of year	(10,051,945)	(9,341,770)	(8,375,330)
Deficit, end of year	(11,235,940)	(10,051,945)	(9,341,770)
Loss per share – basic and diluted – Note 10	(0.06)	(0.04)	(0.08)

QI SYSTEMS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended June 30, 2004, 2003 and 2002

(Expressed in US Dollars)

	2004	2003	2002
	$	$	$
Cash Flows related to Operating Activities
Net loss for the year	(1,183,895)	(710,175)	(966,440)
Adjustments to reconcile net loss used in operations
Stock-based compensation	203,169	-	-
Gain on settlement of debt	(62,314)	-	-
Amortization	4,697	5,974	59,667
	(1,038,343)	(704,201)	(906,773)
Changes in non-cash working capital items
Receivables	5,327	1,555	(8,909)
Prepaid expenses	7,778	(2,981)	(4,143)
Inventory	(30,255)	(45,164)	26,261
Payables and accruals	(297,475)	252,307	273,995
Deposits received	16,279	(25,000)	25,000
	(1,336,689)	(523,484)	(594,569)

Cash Flows related to Investing Activity
Investment in capital assets	-	(1,310)	(659)

Cash Flows related to Financing Activities
Proceeds from (repayment of) shareholder loans	(102,375)	119,500	30,000
Proceeds from private placements	1,401,291	335,979	270,000
Proceeds from share capital subscribed	87,300	-	371,815
	1,386,216	455,479	671,815
Effect of foreign currency translation on cash	(28,519)	(23,496)	(4,865)
Net increase (decrease) in cash	21,008	(92,811)	71,122
Cash and cash equivalents (cash deficiency), beginning	(8,850)	83,961	12,239
Cash and cash equivalents (cash deficiency), ending	12,158	(8,850)	83,961
Supplementary cash flow information:
Interest received	-	174	126
Interest paid	(1,849)	(6,831)	(40,926)
Income taxes paid	-	-	-

QI SYSTEMS INC.

Notes to the Consolidated Financial Statements

June 30, 2004

(Expressed in US Dollars)

Note 1 Nature and Continuance of Operations

The company was incorporated in 1978 under the British Columbia Company Act. The company manufactures, designs and sells readers that allow the use of cash payment systems for selfserve applications such as vending, gaming, laundromat machines, transit fare collection systems and newspaper vending machines.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. The use of such principles may not be appropriate because as at June 30, 2004, there was substantial doubt that the Company would be able to continue as a going concern.

The company has accumulated a deficit of $11,235,840 since inception and has a working capital deficiency of $198,097 at June 30, 2004. The company requires additional capital and revenue sources.

Management continues to seek additional financing and revenue sources. Although there is no assurance that the Company will be successful in these actions, management is confident that it will be able to secure the necessary financing and improve operating cash flow to enable it to continue as a going concern. The Company has historically satisfied its capital needs by issuing equity securities. These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

Note 2 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in United States dollars and, except as described in Note 14, conform in all material respects with accounting principles generally accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management´s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Note 2 Significant Accounting Policies (continued)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, QI Systems International Inc., incorporated under the laws of the State of Texas, and Magnation Inc., incorporated under the laws of the State of Nevada. All inter-company transactions have been eliminated.

Amortization of Capital Assets

Capital assets are carried at cost less accumulated amortization. Amortization is calculated using the following annual rates and method:

Furniture and fixtures 20% declining balance

Computer equipment 30% declining balance

Moulds, tools and test equipment 100% declining balance

In the year of acquisition amortization is provided for at onehalf the annual rate.

Inventories and Cost of Goods Sold

The company records inventories at the lower of cost, calculated on a weighted average basis, and estimated net realizable value.

Cost of goods sold comprises materials, direct labour and direct overhead expenditures incurred in the production process.

Revenue Recognition

Revenues are derived primarily from equipment sales and nonrecurring engineering fees. Revenue is recognized upon delivery of equipment and completion of nonrecurring engineering work and collection is reasonably assured. Service, installation and contract revenue is recognized upon completion and acceptance and collection is reasonably assured.

Development Costs

Development costs include ongoing research and development of the modular payment system SmartKit III. Development costs are expensed as incurred unless they meet the criteria for deferral under the Canadian generally accepted accounting principles.

Note 2 Significant Accounting Policies (continued)

Foreign Currency Translation

The Company´s functional currency is Canadian dollars ("CDN dollars"). Monetary items denominated in a foreign currency other than CDN dollars are translated into CDN dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

The Company´s reporting currency is United States dollars ("US dollars") and CDN dollar amounts are translated using the current rate method. Assets and liabilities are translated at exchange rates prevailing at the year-end and revenue expense items at actual or average exchange rates for the year. Translation adjustments arising from changes in exchange rates are accounted for as a separate component of shareholders´ equity as the cumulative translation adjustment.

Income Taxes

The company records income taxes in accordance with the Canadian Institute of Chartered Accountants´ recommendations for accounting for income taxes. Under these recommendations current income taxes recognize the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax basis and the accounting basis of assets and liabilities, as well as for the benefits of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

Stockbased Compensation Plans

The company has a stock-based compensation plan, which is described in Note 7. Effective July 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for stock-based compensation and has applied this change prospectively for new awards of stock options granted on or after July 1, 2002.

As options are issued at a price equal to the current market value, the option has no intrinsic value and therefore, no compensation expense is recorded when the options are granted. Consideration paid by employees or directors on the exercise of stock options is credited to share capital.

Note 2 Significant Accounting Policies (continued)

Stockbased Compensation Plans (cont´d)

Stock option awards granted are accounted for in accordance with the intrinsic value method of accounting for stockbased compensation. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense for stock options is recognized over the vesting period. Options granted to other than employees and directors are measured at their fair value as the services are performed and the options earned. In periods prior to July 1, 2002, the Corporation recognized no compensation expense when stock or stock options were issued to employees. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. The Company has voluntarily adopted the new policy for its year ended June 30, 2004. This application has been applied prospectively.

Warrants

Consideration received on the exercise of warrants or purchase of stock is credited to share capital.

Detachable warrants are allocated a portion of the proceeds from debt or share issues based on fair values and included in additional paidin capital warrants until the warrants are exercised or expired.

Note 3 Financial Instruments

The fair value of the Company's cash, receivables, bank overdraft, payables and accruals, shareholder loans and deposits approximates their carrying amount due to the relatively short periods to maturity of the instruments. The maximum credit risk exposure for all financial assets is the carrying amount of that asset.

Note 4 Inventory

	2004	2003
	$	$
Raw materials	178,748	131,610
Work-in-process	-	11,543
Finished goods	89,841	95,181
	268,589	238,334
Less: inventory reserve	(50,000)	(50,000)
	218,589	188,334

Note 5 Capital Assets

		2004			2003
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
	$	$	$	$	$	$

Furniture and fixtures	22,268	18,578	3,690	22,268	17,655	4,613
Computer equipment	74,049	65,258	8,791	74,049	61,491	12,558
Molds, tools and test equipment	100,705	100,705	-	100,705	100,705	-
	197,022	184,541	12,481	197,022	179,851	17,171

Note 6 Related Party Transactions and Balances

During the years ended June 30, 2004, 2003 and 2002, the Company incurred fees to directors and officers and their related companies. These transactions are in the normal course of operations and are measured at the exchange amount which was the amount established and agreed to by the related parties and are as follows:

	Years ended June 30,
	2004	2003	2002
	$	$	$

Administration	155,867	205,834	154,435
Development costs	58,276

	214,143	205,834	154,435

As at June 30, 2004, included in payable and accruals was $246,336 (2003: $142,837) due to directors and officers and former directors and officers relating to fees (Note 11).

Note 7 Share Capital and Contributed Surplus

Authorized:

200,000,000 common shares with no par value

	Share Capital		Contributed
	Number of	Amount	Surplus
Issued and outstanding:	Shares	$	$
Balance, June 30, 2002	12,280,168	7,967,877	-
Issued for cash:
Private placements	2,131,333	707,794	-
Issued in settlement for debt:
Shareholder loan	1,000,000	326,415	-
Trade accounts payable	770,000	253,600	-
Warrants transferred to share capital	-	164,000	-
Balance, June 30, 2003	16,363,501	9,419,686	-
Issued for cash:
Private placements	4,866,120	979,950	-
Issued in settlement of debt	1,176,977	413,341	-
Issued on exercise of warrants	20,000	8,000	-
Stock-based compensation	-	-	203,169
Balance, June 30, 2004	22,246,598	10,820,977	203,169

Note 7 Share Capital and Contributed Surplus (cont´d)

Share capital subscribed:

As at June 30, 2004, 396,818 common shares were issued at $0.22 per share pursuant to a private placement. These shares are unpaid and subscriptions receivable of $87,300 has been recorded. Subsequent to June 30, 2004, these shares were paid in full.

Shares Issued

On July 17, 2002, the Company completed a private placement for net proceeds of $1,187,809. The placement consisted of 3,750,000 units at $0.30; each unit comprised of one common share and one share purchase warrant, except for 200,000 units which were comprised of common share units only. Each warrant entitled the holder to purchase one common share at $0.40 per share prior to July 17, 2004. As at June 30, 2004, 3,530,000 warrants were outstanding. Subsequent to June 30, 2004, 43,000 warrants were exercised for proceeds of $17,200 and the remaining 3,487,000 warrants expired unexercised.

On December 4, 2002, the Company completed a private placement for net proceeds of $100,000. The placement consisted of 333,333 units at $0.30 per unit; each unit comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.40 per share prior to October 30, 2004.

On October 27, 2003 the Company completed a private placement for net proceeds of $250,000. The placement consisted of 1,666,665 units at $0.15 per unit; each unit comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.20 per share prior to October 27, 2005.

On November 17, 2003 the Company completed a private placement for net proceeds of $217,250. The placement consisted of 869,000 units at $0.25 per unit; each unit is comprised of one common share and one share purchase warrant. Each warrant entitled the holder to purchase one common share at $0.35 per share prior to November 17, 2005.

On April 1, 2004 the Company completed a private placement for net proceeds of $512,700. The placement consisted of 2,727,273 units at $0.22 per unit; each unit is comprised of one common share and one share purchase warrant. Each warrant entitled the holder to purchase one common share at $0.30 per share prior to April 1, 2006.

Note 7 Share Capital and Contributed Surplus (cont´d)

Warrants

Warrants outstanding to acquire an equal number of common shares as of June 30, 2004 are as follows:

Number of	Exercise	Expiry
Warrants	Price	Date
3,530,000	$0.40	July 17, 2004
333,333	$0.40	October 30, 2004
1,666,665	$0.20	October 27, 2005
869,000	$0.35	November 17, 2005
2,727,273	$0.30	April 1, 2006
9,126,271

On July 17, 2004, 3,530,000 warrants exercisable at $0.40 per share expired.

Escrow Shares

Issued share capital includes 750,000 shares held in escrow subject to release at the direction of the Superintendent of Brokers of British Columbia.

Stock Options

The Company issues stock options as approved by the board of directors to employees, consultants and directors. Options are issued at the average trading price of the 10 days preceding the grant date as a minimum and may be granted for periods of up to five years. The vesting schedule for each grant is determined by the board of directors. As at June 30, 2004 the total number of options approved for issue is 2,175,000, of which no more than 1,085,000 options may be granted to insiders.

Note 7 Share Capital and Contributed Surplus (cont´d)

Stock Options (cont´d)

A summary of the status of the Company's stock option plan as of June 30, 2004 and 2003, and changes during the years ending on those dates, is presented below:

	2004			2003
	Number	Weighted Average		Number	Weighted Average
	of	Exercise Price		of	Exercise Price
	Options	US$	CDN$	Options	US$	CDN$
Outstanding, beginning of year	1,507,500	0.81	1.25	1,516,500	1.09	1.65
Granted	-	-	-	1,618,500	0.50	0.75
Exercised	-	-	-	-	-	-
Forfeited	(209,500)	1.18	1.59	(1,627,500)	0.76	1.15
Outstanding, end of year	1,298,000	0.83	1.11	1,507,500	0.81	1.25

				Options
Options Outstanding				Exercisable
			Weighted
			Average
		Number	Remaining	Number
		Outstanding	Contractual	Exercisable
Exercise Price		at June 30,	Life	at June 30,
US$	CDN$	2004	(Years)	2004
0.50	0.67	867,000	3.15	767,000
1.49	2.00	431,000	1.02	414,250
		1,298,000	2.45	1,181,250

The options expire at various dates between December 31, 2004 and April 25, 2008.

The fair value of stock options granted or vested during the year ended June 30, 2003 was estimated at the date of the grant or vesting using a Black Scholes Option Pricing Model with the following assumptions for 2003: risk-free interest rate of 5% for a 5 year term and 2.8% for a two year term; dividend yield of 0%; volatility factor of the market price of the Company´s common shares of 276%. On a pro forma basis, the net loss for the year ended June 30, 2003 would be increased by $13,520 (2002: $Nil). The net loss would be adjusted as follows on a pro forma basis:

Note 7 Share Capital and Contributed Surplus (cont´d)

Stock Options (cont´d)

	2003	2002
	$	$
Net loss for the year	(710,175)	(966,440)
Pro forma adjustment	(13,520)	-
Pro forma net loss	(723,695)	(966,440)

Pro forma basic and diluted loss per share	(0.05)	(0.08)

The Company has adopted the new CICA policy for the year ended June 30, 2004 and has expensed the stock option benefit of $203,169 which was estimated using the Black Scholes Option Pricing Model with the following assumptions:

2004
Risk free rate	4.06% - 4.20%
Dividend yield	0%
Expected volatility	69% - 703%
Weighted average expected stock option lie	2 – 5 years

Note 8 Segmented Information

The Company operates in one business segment: the development, manufacture and installation of unattended point of sale smartcard applications.

Revenues by country are as follows:

	2004	2003	2002
	$	$	$

Canada	267,970	175,505	115,700
United States	115,752	149,317	37,285
United Kingdom		600
	383,722	325,422	152,985

Note 8 Segmented Information (cont´d)

All capital assets are located in Canada.

During the year ended June 30, 2004, one customer accounted for 63% of revenues.

During the year ended June 30, 2003, three customers accounted for 48%, 24% and 11% of revenues respectively.

During the year ended June 30, 2002, one customer accounted for 70% of revenues.

Note 9 Income Taxes

The Company has accumulated losses of $6,452,528 for income tax purposes, which may be deducted in the calculation of taxable income in future years. The losses expire as follows:

$
2005	678,172
2006	933,921
2007	903,597
2008	1,137,329
2009	1,056,028
2010	767,593
2011	975,888
6,452,528

In addition, the Company has incurred scientific research and experimental development expenditures (SR&ED) of approximately $2,037,922 for income tax purposes which may be carried forward indefinitely and deducted in the calculation of taxable income in future years.

The Company has also accumulated nonrefundable investment tax credits of $467,852 which may be applied against taxes payable in future years, and which expire at various dates commencing 2006.

Note 9 Income Taxes

These amounts are subject to review and revision by Canada Revenue Agency and the potential tax benefit which may result from future application of the losses, SR&ED expenditures, nonrefundable investment tax credits, and capital cost allowance is not reflected in these financial statements. The Company´s future tax assets and liabilities at enacted corporation tax rates are as follows:

	2004	2003
Canadian federal and provincial tax rates	35.62%	37.62%

Income tax recovery based on statutory rates:
Losses carried forward	$ 2,427,441	$ 1,885,558
Scientific research and experimental development expenditures	766,666	646,762
Investment tax credit	467,850	416,482
Valuation allowance for future income tax assets	(3,661,957)	(2,948,802)
	$ -	$ -

Management considers it more-likely-than-not that the amounts will not be utilized and, accordingly, a full valuation allowance has been applied.

Note 10 Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year of 19,445,139 shares (2003: 16,046,378 shares; 2002: 12,034,278 shares). Fully diluted per share amounts are not presented as the effect of outstanding options and warrants is antidilutive.

Note 11 Commitments and Contingencies

Obligations under the operating lease on the office premises are:

$
2005	52,714
2006	52,714
2007	48,322
153,750

Note 11 Commitments and Contingencies (cont´d)

The Company is party to a settlement agreement, dated March 31, 1999, between various shareholders and directors. As a condition of this settlement, and in exchange for certain rights relating to the intangible assets of the Company, the Company has agreed to indemnify certain shareholders against potential tax liabilities and related incidental costs that may result on the transfer of escrow shares as determined in the settlement agreement. The amount of the potential liability is not determinable, and accordingly, no provision has been made in these financial statements. To date, no claims have been made.

During the year ended June 30, 1003, a former director and officer of the Company filed a complaint under the Employment Standards Act for fees of $130,445 plus interest. Subsequent to June 30, 2004, the Company settled this claim for $100,000 payable as to $8,333 per month beginning September 15, 2004. The former director and officer of the Company has been granted security for the claim against accounts receivable and the Company has accrued an adequate provision included in the payables and accruals for the settlement.

Various other claims by suppliers and professionals for unpaid balances are pending against the Company and, in management's opinion, these claims are unfounded and no provision has been made in the financial statements. These claims total approximately $12,450.

Note 12 Subsequent Events – Notes 7 and 11

Subsequent to June 30, 2004, an aggregate of $155,000 has been received by the Company as shareholders´ loans. These loans are interest-free and no repayment terms have been set between the lenders and the Company.

Note 13 Comparative Figures

Certain comparative figures for the years ended June 30, 2003 and 2002 have been reclassified to conform to the financial statement presentation adopted for the year ended June 30, 2004.

Note 14 Differences Between Generally Accepted Accounting Principles in Canada and the United States

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which differ in certain measurement respects with accounting principles generally accepted in the United States (US GAAP).

Had the Company followed US GAAP, the consolidated statement of shareholder's equity (deficiency) under US GAAP would have been reported as follows:

	2004	2003
	$	$
Share Capital
Common shares	10,820,977	9,419,686
Additional paid-in capital	805,469	515,000
Deferred compensation expenses	(56,667)	(56,667)
	11,569,779	9,878,019
Accumulated other comprehensive loss	(61,222)	(57,707)
Accumulated Deficit
Balance, beginning of year	(10,500,278)	(9,790,103)
Loss for the year	(1,183,895)	(710,175)
	(11,168,173)	(10,500,278)
	(175,616)	(679,966)

Had the Company followed US GAAP, the consolidated statements of operations would be the same as under Canadian GAAP after giving effect to the change in stock-based compensation discussed below.

Note 14 Differences Between Generally Accepted Accounting Principles in Canada and the United States (continued)

Had the Company followed US GAAP, it would have reported consolidated statements of comprehensive loss within the financial statements as follows:

	2004	2003	2002
	$	$	$
Loss for the year under Canadian and US GAAP	(1,183,895)	(710,175)	(966,440)
Foreign currency translation adjustment	(3,515)	(23,496)	(3,966)
Comprehensive loss under US GAAP	(1,187,410)	(733,671)	(970,406)
Loss per common share – basic and diluted
Canadian GAAP	(0.06)	(0.04)	(0.08)
US GAAP	(0.06)	(0.05)	(0.08)

Had the Company followed US GAAP, it would have reported consolidated statements of cash flows within the financial statements as follows:

	2004	2003	2002
	$	$	$
Cash flows from operating activities
Net loss for the year under US GAAP	(1,183,895)	(710,175)	(966,440)
Items not affecting cash
Stock-based compensation	203,169	-	-
Gain on settlement of debt	(62,314)	-	-
Amortization	4,697	5,974	59,667
Changes in non-cash working capital
Receivables	5,327	1,555	(8,909)
Prepaid expenses	7,778	(2,981)	(4,143)
Inventory	(30,255)	(45164)	26,261
Payable and accruals	(297,475)	252,307	273,995
Deferred revenue	16,279	(25,000)	25,000
Operating activities under US GAAP	(1,336,689)	(523,484)	(594,569)

Note 14 Differences Between Generally Accepted Accounting Principles in Canada and the United States (continued)

Stockbased Compensation

Under US GAAP, the Company uses the intrinsic value method as described in APB 25, "Accounting for Stock Issued to Employees", to recognize compensation cost on options granted to directors and employees. Under this method, the difference between the market price of the stock on the date of the grant and the exercise price of the stock options is expensed as compensation cost over the period from the date of the grant to the date the option is first exercisable. For options issued to consultants, the Company adopted the fair value method of accounting for stockbased compensation. This requires the options to be valued on the date of grant using the BlackScholes option pricing method as prescribed by FAS 123.

Effective for fiscal years beginning on or after January 1, 2002, all public companies were required to adopt recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian stockbased compensation. Under these requirements, all stock-based payments to nonemployees and direct awards of stock to employees need to be accounted for using a fair value based method of accounting. However, the new standard allowed the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after July 1, 2002. For the year ended June 30, 2004, however, the Company has elected to follow the fair value method of accounting for stock options granted to employees for both US and Canadian GAAP. This will result in a charge to income in respect of the fair value of such options.

Comprehensive Income

US GAAP requires disclosure of comprehensive income which, for the Company, is net income (loss) under US GAAP plus the change in cumulative translation adjustment under US GAAP.

The concept of comprehensive income does not exist under Canadian GAAP.

New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

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

4	.6(i)	Voluntary Pooling Agreement dated March 31, 1999 between Pacific Corporate Trust Company, QI Technologies corp. and James D. Roberts, Richard H. Murray, Robert M. Angus and Brenda N. Angus.
4	.7(i)	Consulting Agreement dated July 1, 1995 between QI Technologies Corp. and James D. Roberts.
4	.8(i)	Amendment to Consulting Agreement dated January 1, 1997 between QI Technologies Corp. and James D. Roberts.
4	.9(i)	Management Services Agreement dated July 1, 1996 between QI Technologies Corp. and Douglas C. Brazier.
4	.10(i)	Amendment to Management Services Agreement dated January 1, 1997 between QI Technologies Corp. and Douglas C. Brazier.
4	.11(i)	QI Technologies Corp. Stock Option Plan.
4	.12(i)	Form of Stock Option Agreement
4	.13(i)	Employment Agreement dated April 20, 2000 between QI Technologies Corp. and Craig Jones.
4	.14(ii)	GPT License Agreement dated March 23, 1998.
4	.15(ii)	Purchase order dated October 31, 2000 related to slimline design purchase of 250 cash card reader systems
4	.16(ii)	Confidentiality agreement dated February 7, 1997 between QI Technologies Corp. and GPT Phone Systems
4	.17(ii)	Non-disclosure agreement dated June 8, 1999 between QI Technologies Corp. and Diebold, Incorporated
4	.18(ii)	Mutual confidentiality agreement dated February 7, 1997 between QI Technologies and Maytag appliances
4	.19(ii)	Mutual non disclosure agreement dated September 9, 1997 between QI Technologies and Mondex USA Services Limited Liability Company
4	.20(ii)	Visa Master confidentiality agreement dated November 10, 1998
4	.21(iii)	Termination Agreement dated April 28, 2000 between QI Technologies Corp. and Richard H. Murray.
4	.22(iii)	Employment Agreement dated May 1, 2002 between QI Technologies Corp. and Mesbah Taherzadeh.
4	.23(iii)	Private Placement Subscription Agreement dated September 10, 2002 between QI Systems Inc. and Billy Gene Parker Jr.
12.1		Certification of Principal Executive Officer required by Rule 13a-14(a)
12.2		Certification of Principal Financial Officer required by Rule 13a-14(a)
13.1		Section 906 of the Sarbanes-Oxley Act of 2002 Certification of Principal Executive Officer
13.2		Section 906 of the Sarbanes-Oxley Act of 2002 Certification of Principal Financial Officer
16		Code of Ethics

(i)		Previously filed on Form 20-F filed on September 29, 2000 (SEC File No. 000-30948).
(ii)		Previously filed on Form 20-F/A Amendment No. 1 filed on or about January 15, 2002.
(iii)		Previously filed on Form 20-F filed on January 31, 2002

Exhibit 12.1

Certification of CEO required by Rule 13a-14(a)

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

4. The company´s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company´s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company´s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company´s internal control over financial reporting; and

5. The company´s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company´s auditors and the audit committee of the company´s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company´s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company´s internal control over financial reporting.

Date: January 29, 2004

"Steven R. Garman" Signature Name: Steven R. Garman Title: President and Principal Executive Officer

Exhibit 12.2

Certification of CFO required by Rule 13a-14(a)

Certifications

I, Steven Crowell, certify that:

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

4. The company´s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company´s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company´s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company´s internal control over financial reporting; and

5. The company´s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company´s auditors and the audit committee of the company´s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company´s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company´s internal control over financial reporting.

Date: January 29, 2004

"Matthew Yugovich" Signature Name: Matthew Yugovich Title: Acting Principal Financial Officer

Exhibit 13.1

Section 906 Certification of Principal Executive Officer

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of QI Systems Inc. (the "Company") on Form 20F for the fiscal year ended June 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven R. Garman, President and Principal Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"Steven R. Garman"

Steven R. Garman

President and Principal Executive Officer

December 17, 2004

Exhibit 13.2

Section 906 Certification of Principal Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of QI Systems Inc. (the "Company") on Form 20F for the fiscal year ended June 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Craig Jones, Vice President and Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"Matthew Yugovich"

Matthew Yugovich

Acting Principal Financial Officer

December 17, 2004

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QI SYSTEMS INC. Registrant "Steven R. Garman"

Date: December 17, 2004 Executed at Vancouver, British Columbia, Canada	By: Steven R. Garman, President