Form 20-F
period 2005-06-30
QI SYSTEMS INC
filed 2005-12-30
CIK 1125672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005
Commission file number 000-30948

QI Systems Inc. (Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia V6V 1Y6
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None	None

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report. 24,230,053 with no par value.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X|     No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 |X|     Item 18 |_|

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

|X| Not Applicable     Yes |_|     No |_|

NOTE REGARDING FORWARD LOOKING STATEMENTS

                   This annual report on Form 20-F contains forward looking statements. Except for statements of historical fact, specified information contained in this annual report may constitute “forward-looking statements,” including without limitation, statements based on the beliefs, opinions and expectations of our management; statements related to projections, estimates and future trends; and statements containing the words “believes,” “anticipates,” “intends,” “expects,”“estimates”, “projected”, “may”, “should”, “could” and words of similar import, and all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any of our future results or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

•	our history of operating losses and uncertainty of future profitability;

•	our lack of operating cash flow, uncertainty of access to additional capital;

•	risks associated with the acceptance of Cash Card systems;

•	rapidly changing technology and the high costs associated with research and development;

•	the development of technologies that may render our technology obsolete; competition with companies having greater financial and technological resources;

•	dependence on strategic alliances to install our Cash Card technology in the marketplace;

•	dependence on large contracts and concentration of customers;

•	changes in economic conditions; and

•	other risks and uncertainties described in “Description of Business — Risk Factors” and “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Results of Operations and Financial Results.”

         Our actual results, performance or achievement could differ significantly from those expressed in, or implied by, these forward-looking statements. Accordingly, we cannot assure that any of the events anticipated by our forward-looking statements will occur, or if they do, what impact they will have on our results of operations and financial condition.

         Forward-looking statements are based on the beliefs, opinions and expectations of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

         “We,”“us,” “our,” the “Company” and the “Registrant”, as the context requires, refers to QI Systems Inc.

QI SYSTEMS INC.
FORM 20-F

PART I

Item 1 Identity of Directors, Senior Management and Advisers

1.A Directors and senior management

Not Applicable.

1.B Advisers

Not Applicable.

1.C Auditors

Not Applicable.

Item 2 Offer Statistics and Expected Timetable

Not applicable.

Item 3 Key Information

3.A Selected financial data

         The following table sets forth selected financial data regarding our consolidated operating results and financial position. The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada, referred to below as “Canadian GAAP.” For reconciliation to accounting principles generally accepted in the United States, referred to below as “US GAAP,” see Note 14 to our Consolidated Financial statements dated June 30, 2005. The following selected financial data is qualified in their entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this annual report. The selected financial data is expressed in United States dollars, in accordance with Canadian GAAP.

	Year Ended June 30

	2005 (US$)	2004 (US$)	2003 (US$)	2002 (US$)	2001 (US$)
Revenue	390,111	383,722	325,422	152,985	234,810
Costs of Goods Sold	216,652	75,320	84,742	147,452	380,870
Net Revenue	173,459	308,402	240,680	5,533	(146,060)
General & Administrative Expenses	1,178,110	1,554,611	951,029	972,099	921,965
Net Gain (Loss) from
Continuing Operations	(1,004,651)	(1,246,209)	(710,349)
Canadian GAAP	(982,179)	(1,183,895)	(710,175)	(966,440)	(1,066,772)
US GAAP	(982,179)	(1,183,895)	(710,175)	(966,440)	(1,095,105)
Net Loss per Share
Canadian GAAP	0.04	0.06	0.05	0.08	0.09
US GAAP	0.04	0.06	0.05	0.08	0.09
Working Capital
(Deficiency)	(135,913)	(198,097)	(707,137)	(78,130)	(624,542)
Total Assets	719,257	362,956	251,027	1,109,056	293,558
Total Liabilities	846,064	548,572	940,993	1,165,351	837,256
Shareholders’ Equity
(Deficiency)
Canadian GAAP	(126,807)	(185,616)	(689,966)	(56,295)	(543,698)
US GAAP	(114,721)	(174,573)	(679,966)	(56,295)	(543,698)
Long-term Obligations	Nil	Nil	Nil	Nil	Nil
Outstanding
Number of Shares	24,230,053	22,246,598	16,363,501	12,280,168	11,609,714
Dividends Declared	Nil	Nil	Nil	Nil	Nil

*Note: For fiscal year 2000, we did not include Cost of Goods Sold as a separate line item in our Financial Statements, given our status at that time as a research and development organization.

         We have not paid dividends on our shares since our incorporation and do not anticipate doing so for the foreseeable future. The declaration of dividends on our common shares is within the discretion of our board of directors and will depend upon, among other factors, including our earnings, our capital requirements and our operating and financial condition.

Currency and Exchange Rates

         The following tables set out the exchange rates for one Canadian dollar, represented by the symbol, “Cdn$", expressed in terms of one United States dollar, represented by the symbol, “$", derived from the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

         The high and low exchange rates for each month during the previous six months are as follows (Canadian dollars per United States $1.00):

Month	High	Low

	Cdn $	Cdn $

November 2005	1.19	1.16

October 2005	1.18	1.16

September 2005	1.18	1.16

August 2005	1.21	1.18

July 2005	1.24	1.20

June 2005	1.25	1.22

The average closing exchange rates for each of our five previous fiscal years ended June 30 are as follows:

Fiscal Year Ended	Average

Cdn$

June 30, 2005	1.24

June 30, 2004	1.34

June 30, 2003	1.51

June 30, 2002	1.57

June 30, 2001	1.52

         On December 27, 2005, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was $0.85 (US$1.00 equals Cdn$1.1736).

3.B Capitalization and indebtedness

Not applicable.

3.C Reasons for the offer and use of proceeds

Not applicable.

3.D Risk Factors

         The following risk factors and other information in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected as a result of risk factors discussed in this section and elsewhere in this prospectus.

We face intense competition.

         The smart card micropayment industry is intensely competitive and subject to rapid technological change. Numerous factors affect our competitive position, including price, product features, product performance and reliability, ease of use, product scalability, product availability, meeting customer schedules, integration of products with other enterprise solutions, availability of project consulting services and timely ongoing customer service and support. We face competition from a number of companies across our range of businesses, including original equipment manufacturers, peripheral equipment manufacturers and others. Our competitors include other smart card micropayment system providers. These competitors are both national and regional. We anticipate that we will face additional competition from new entrants that provide significant performance, price, creative or other advantages over those we are able to offer. Many of these competitors have greater name recognition and resources than we do. Increased competition would likely result in price reductions, reduced margins and loss of market share, any of which would have a material adverse effect on our business and operating results.

         Our SmartKit® Cash Card reader fully supports Mondex/MasterCard and VisaCash interoperability. We also anticipate that other Cash Card systems may be developed that compete directly with Mondex/MasterCard and VisaCash. We cannot assure you that our systems will be compatible with such systems or that such systems will not render our SmartKit® obsolete in the financial industry.

         Additionally, potential competitors with established market shares and greater financial resources may introduce competing products. Thus, there can be no assurance that we will be able to compete successfully in the future or that competition will not have a material adverse affect on the results of our operations.

We have a history of losses, expect future losses and may never achieve profitability.

         We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future. As of June 30, 2005, we had an accumulated deficit of $12,218,019, and we incurred a net loss in fiscal 2005 of $982,179. As of June 30, 2004 and June 30, 2003, we had an accumulated deficit of $11,235,840 and $10,051,945, respectively. We incurred net losses of $1,183,895 in fiscal 2004, $710,175 in fiscal 2003, $966,440 in fiscal 2002, $1,066,772 in fiscal 2001 and $844,508 in fiscal 2000. We expect that we may continue to incur losses in future years.

         A relatively high percentage of our expenses is typically fixed in the short term. Our gross revenues net of cost of goods sold for each of the years ended June 30, 2005, 2004, 2003, 2002 and 2001 were $173,459, $308,402, $240,680, $5,533 and $(146,060), respectively, while our general and administrative operating expenses for the same periods were $1,178,110, $1,554,611, $951,029, $972,099 and $921,965, respectively. We expect our general and administrative operating expenses to increase in future periods as we increase our efforts to market and commercialize our products. To the extent that we are unable to increase net revenues significantly, we will continue to incur losses. It is possible that our revenues will grow more slowly than we anticipate or that operating expenses will exceed our expectations.

We have a limited operating history in the Cash Card industry; therefore, evaluation of our future prospects is difficult.

         We commenced our current business of developing Cash Card technologies in December 1995. Therefore, we have only a limited operating history upon which an evaluation of our business and prospects can be based. Our revenue and income potential is unproven, and as of yet, our business strategy has not been fully implemented. During the last four fiscal years, our revenue has been erratic, ranging from $234,810 in fiscal 2001 to $152,985 in fiscal 2002 to $325,422 in fiscal 2003 to $383,722 in fiscal 2004 to $390,111 in fiscal 2005. We cannot assure you that, in the future, we will experience revenue growth or ever become profitable on a quarterly or annual basis. Based on our historical results of operations and the development stage of our business, we believe that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Our working capital position makes our ability to continue as a going concern doubtful.

         We had working capital deficits of $135,913 at June 20, 2005, $198,097 at June 30, 2004, and $707,137 at June 30, 2003. Our ability to continue as a going concern is doubtful when our working capital deficit and our expectation that we may incur losses in future years are considered. Our auditors have included an explanatory note to U.S. readers, and our financial statements contain a note expressing substantial doubt regarding our ability to continue as a going concern. Our financial statements were prepared based on the assumption that we would continue as a going concern and do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate. If we are unable to successfully increase our revenues from our operations or to raise sufficient capital to fund our plan of operation, we may be unable to continue as a going concern and the value of our common shares would be materially adversely affected.

Our operating results may fluctuate.

         Our results of operations have fluctuated in the past and are likely to continue to fluctuate from period to period depending on a number of factors, including but not limited to:

•	the timing and receipt of significant orders;

•	the timing of completion of contracts;

•	increased competition;

•	changes in the demand for our products and services;

•	the cancellation of contracts;

•	the timing of new product announcements and introductions;

•	changes in pricing policies by us and our competitors;

•	delays in the introduction of products or enhancements by us;

•	expenses associated with the acquisition of products or technology from third parties;

•	the mix of sales of our products and services;

•	seasonality of customer purchases;

•	personnel changes;

•	market acceptance of Cash Cards, including VisaCash and Mondex/MasterCard;

•	the mix of international and North American revenue; and

•	changes in tax policies, foreign currency exchange rates and general economic conditions.

These factors are beyond our control and may affect the demand for our products and services and our results of operations.

The market for Cash Cards is not well developed and may not grow.

         Bank Cash Cards are a relatively new technology, and the industry is still in the developmental stage. There are only a few users of Cash Card systems in North America, and the growth of the industry has been slower than originally anticipated. Our SmartKit® project is dependent on the commercial deployment of Cash Cards by the world banking community and the overall success of Cash Cards as a monetary medium. Lack of standardization has created a barrier to acceptance because of the number of different platforms and smart chip technologies available for both attended and unattended point-of-sale applications. The success of the Cash Card industry depends on the ability of market participants, including us, to convince commercial enterprises, organizations and other potential system sponsors to adopt smart card systems in lieu of existing or alternative systems. Cash Card-based smart card systems may not prove economically feasible for some potential system sponsors due to a very high cost of implementation, the high cost of smart cards and negative consumer response to the data that is generated and stored from their use. Our success will depend upon our ability to enhance our existing products and to develop and introduce new products and technologies to meet customer requirements.

We must constantly update our technology to remain competitive.

         The smart card technology on which Cash Cards are based is evolving very rapidly; thus, the Cash Card industry has been and continues to be dynamic and ever-changing. Our SmartKit® systems are primarily designed for self-serve or unattended point-of-sale (UPOS) applications. Both VisaCash and Mondex/MasterCard have modified their specifications to better accommodate UPOS applications and to allow for the wide diversity of UPOS devices. These modifications may require us to develop compatible systems or update existing systems to accommodate the VisaCash and Mondex/MasterCard platforms. New technology is being developed that is expected to greatly enhance the functionality and data management capabilities of Cash Cards and other smart card technologies. We must continue to enhance our terminals to keep pace with the market and advances in Cash Card technologies in order to remain competitive.

Our historical financial results may not be meaningful for comparative purposes.

         We are unable to forecast with certainty the receipt of orders for our products and services. Moreover, our expense levels are relatively fixed and are based, in part, upon our expectation of future revenue. Thus, if revenue levels fall below expectations as a result of a delay in completing a contract, the inability to obtain new contracts, the cancellation of an existing contract or otherwise, operating results are likely to be adversely affected. As a result, net income may be disproportionately affected because a relatively small amount of our expenses vary with our revenue. In particular, we plan to increase our operating expenses to expand our sales and marketing operations, expand our distribution channels, fund greater levels of research and development, broaden our customer support capabilities and increase our administrative resources. Based upon all of the foregoing factors, we believe that our quarterly revenue, direct expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of the results of operations are not necessarily meaningful and that such comparisons should not be relied upon as an indication of future performance.

         We may also choose to reduce prices or increase spending in response to competition or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require us to reduce our prices or invest significantly greater resources in research and development efforts, our operating results in the future may be adversely affected. It is likely that in some future quarter(s) our operating results will be below the expectations of public market analysts and investors. In such event, the price of our common shares would likely be materially adversely affected.

The market’s acceptance of and demand for our products are uncertain.

         We face the risk that Cash Card technology generally, and our products specifically, will not be chosen to replace existing technology or will not otherwise achieve market acceptance. Existing demand for Cash Card products in North America is not large enough for all the companies seeking to engage in the Cash Card business to succeed. We and other competitors in the Cash Card business rely upon anticipated growth in demand, which may not occur or may be slow to occur. The success of the Cash Card industry depends on the ability of market participants, including us, to convince end users to utilize Cash Cards. Unless there is wide acceptance of Cash Card-based systems, there may never be sufficient demand for our Cash Card systems to make our business commercially viable.

We experience lengthy sales cycles for our products.

         The purchase of a Cash Card system is often an enterprise-wide decision for prospective customers, which requires us to engage in sales efforts over an extended period of time and to provide a significant level of education to prospective customers regarding the uses and benefits of such systems. Due in part to the impact that the application of Cash Card readers has on the operations of a business and the commitment of capital required by such a system, potential customers tend to be cautious in making acquisition decisions. As a result, our products generally have a lengthy sales cycle ranging from several months to several years. Consequently, if sales from a specific customer forecasted for a particular quarter are not realized in that quarter, we may not be able to generate revenue from alternative sources in time to compensate for the shortfall. The loss or delay of a large contract could have a material adverse effect on our quarterly operating results. Moreover, to the extent that significant contracts are entered into and required to be performed earlier than expected, operating results for subsequent quarters may be adversely affected.

We depend upon large contracts and a concentration of customers.

         Our revenue is dependent, in large part, on significant contracts from a limited number of customers. During the fiscal year ended June 30, 2005, approximately 60% of our consolidated revenue was attributable to one customer, Cale Parking. During the fiscal year ended June 30, 2004, approximately 63% of our consolidated revenue was attributable to one customer. During the fiscal year ended June 30, 2003, approximately 83% of our consolidated revenue was attributable to three customers. During the fiscal year ended June 30, 2001, approximately 56% of our consolidated revenue was attributable to three customers. During the fiscal year ended June 30, 2000, approximately 89% of our consolidated revenue was attributable to two customers. We believe that revenue derived from current and future large customers will continue to represent a significant portion of our total revenue. If we are unable to continue to secure and maintain a sufficient number of large contracts, our business, operating results and financial condition will be materially adversely affected. Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions.

Our future profitability is expected to depend on enhancements to existing products and new products that we develop.

         We expect that a significant portion of our future revenue will be derived from the sale of newly introduced products and from enhancement of existing products. Our success will depend in part upon our ability to enhance our current products on a timely and cost-effective basis and to develop new products that meet changing market conditions, including changing customer needs, new competitive product offerings, new Cash Card platforms and enhanced technology. We face the risk generally associated with introducing new products to markets, including high marketing costs, possible lack of market acceptance and competition with new and existing products and technologies. There can be no assurance that we will be successful in developing and marketing, on a timely and cost-effective basis, new products and enhancements that respond to such changing market conditions. If we are unable to anticipate or adequately respond on a timely or cost-effective basis to changing market conditions, to develop new software products and enhancements to existing products, to correct errors on a timely basis or to complete products currently under development, or if such new products or enhancements do not achieve market acceptance, our business, operating results and financial condition could be materially adversely affected. In light of the difficulties inherent in software and hardware development, we expect that we may experience delays in the completion and introduction of new products.

Our products may contain defects that could result in liability to us and have a material adverse effect on our business.

         Cash Card reader systems, including those offered by us, may from time to time contain undetected defects or software errors. There can be no assurance that, despite testing by us and by current and potential customers, defects or errors will not be found in our products. Such defects or errors could result in loss of or delay in market acceptance of our products, which could have a material adverse effect on our business, operating results and financial condition.

We may be unable to protect our proprietary technology.

         Our success is dependent on our ability to protect our intellectual property rights. At present, we have no registered copyright pertaining to our software, nor any patent protection. The absence of any registered proprietary rights may limit our ability to maintain control of trade and technology secrets. We rely principally upon a combination of trade secret laws, nondisclosure agreements and other contractual provisions to establish and maintain our rights. As part of our confidentiality procedures, we generally enter into nondisclosure and confidentiality agreements with each of our key employees, consultants, distributors, customers and corporate partners, to limit access to and distribution of our software, documentation and other proprietary information. There can be no assurance that our efforts to protect our intellectual property rights will be successful. Despite our efforts to protect our intellectual property rights, unauthorized third parties, including competitors, may be able to copy or reverse engineer certain portions of our software products, and use such copies to create competitive products.

         In addition, because third parties may attempt to develop similar technologies independently, we expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in our industry segments grows and the functionality of products in different industry segments overlap. Although we believe that our products do not infringe on the intellectual property rights of third parties, there can be no assurance that third parties will not bring infringement claims (or claims for indemnification resulting from infringement claims) against us with respect to copyrights, trademarks, patents and other proprietary rights. Any such claims, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. A claim of product infringement against us, or our inability to license the infringed or similar technology, could have a material adverse effect on our business, operating results and financial condition.

We depend upon third-party suppliers.

         Certain contracts may require us to supply, coordinate and install third-party products and services. We believe there are a number of acceptable vendors and subcontractors for most of our required products, but in many cases, despite the availability of multiple sources, we may select a single source in order to maintain quality control and to develop a strategic relationship with the supplier. Likewise, we may be directed by a customer to use a particular product. The failure of a third-party supplier to provide a sufficient supply of parts and components or products and services in a timely manner could have a material adverse effect on our results of operations. In addition, any increase in the price of one or more of these parts, components, products or services could have a material adverse effect on our business, operating results and financial condition.

We rely upon key personnel and may need additional personnel.

         We are largely dependent upon the personal efforts and abilities of existing management and staff. Our success will also be largely dependent upon our ability to continue to attract quality management and employees to help us operate as our operations may grow. An inability to retain or attract key personnel could have a material adverse effect on our operations.

Our success depends upon marketing relationships.

         Our products are marketed by our direct field sales force as well as by resellers. There can be no assurance that our existing resellers will continue to provide the level of services and technical support necessary to provide a complete solution to our customers or that they will not emphasize their own or third-party products to the detriment of our products. We also depend on our strategic relationships with VisaCash and MasterCard, who assist us in our marketing efforts. The loss of these marketing relationships, the failure of such parties to perform under our agreements or our inability to attract and retain new resellers with the technical, industry and application experience required to market our products successfully could have a material adverse effect on our business, operating results and financial condition. We expect that we may enter into certain joint ventures in order to facilitate our expansion into other vertical markets and geographic areas.

Our financial results may be affected by currency fluctuations.

         We do not currently hedge against foreign exchange fluctuations that may occur between Canadian and U.S. dollars, which are the two currencies that have a direct effect on our financial results. Our management anticipates that any gains or losses derived from foreign exchange fluctuations will be offset by either an increase in revenues and cost of sales or a decrease in revenues or cost of sales.

New rules, including the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors.

         We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly held companies in the United States. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increases responsibilities of officers and directors. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

The market for our common shares has been volatile in the past and may be subject to fluctuations in the future.

         The trading prices of our common shares have been subject to wide fluctuations since trading of our shares commenced in March 1978. The market price of our shares has ranged between US $0.09 and US $0.70 on the Over-the-Counter Bulletin Board (the “OTCBB”) (December 1, 2003 to June 30, 2005). See “Description of our Business—Market Information”. There can be no assurance that the market price of our common shares will not significantly fluctuate from its current level. The market price of our common shares may be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many high-technology companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common shares. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has at times been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

         Rules 15g-1 through 15g-9 promulgated under the U.S. Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on specified brokers-dealers who engage in specified transactions involving a “penny stock.” Subject to specific exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The market price of our shares has ranged between US $0.09 and US $0.50 per share on the TSXV Venture Exchange (September 30, 2002 to June 30, 2004) and between US $0.07 and US $1.30 on the OTCBB (September 30, 2002 to June 30, 2005); thus, our shares are deemed penny stock for these purposes. Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (which generally means an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks. These additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Item 4 Information on the Company

4.A History and development

         Our legal and commercial name is “QI Systems Inc.”

         We were incorporated on July 4, 1978, under the name Jewel Resources Inc. by registration of our memorandum and articles under the British Columbian Company Act. We were initially engaged in natural resource exploration. In the late 1980s, we changed our business strategy and began to pursue our current mission of developing, marketing and selling technology related products. We subsequently changed our name to “Wkay Resources Inc.” on December 22, 1987, and to “Magnatron International Corp.” on October 18, 1990. Effective March 17, 1994, we changed our name to “QI Technologies Corp.” Effective May 25, 2001, we changed our name to “QI Systems Inc.”

         We have one active subsidiary, QI Systems International, Inc., a Texas corporation.

         On December 15, 1999, our shareholders approved a forward split or subdivision of our common shares on a one (old) for two (new) common shares basis. All references to our common shares in this registration statement gives effect to the forward split.

         We have not been subject to any bankruptcy, receivership or similar proceedings.

         We are a reporting issuer in Canada under the Securities Act (British Columbia) and the Securities Act (Alberta). Our common shares were publicly traded in Canada (from May 9, 1979 to July 16, 2004) on the TSXV Venture Exchange under the symbol “QII. U,”in the United States (since May 23, 2001) on the OTCBB under the symbol “QIIIF”and in Germany (from March 23, 2000 to July 16, 2004) on the Berlin Stock Exchange under WKN# 865679. On May 29, 2001, the Canadian Venture Exchange was acquired by the Toronto Stock Exchange and changed its name to TSXV Venture Exchange.

         We have proposed a change our jurisdiction of incorporation from the Province of British Columbia, Canada, to the State of Delaware and the adoption of a new certificate of incorporation and bylaws for our company. On December 22, 2005, we filed a form S-4 to register 39,387,635 of our shares of common stock, $.001 par value, to be issued in connection with the change of our jurisdiction of incorporation, or domestication, in exchange for our existing share capital. If approved by our shareholders, it is anticipated that the change of jurisdiction of incorporation, or domestication, will become effective as soon as practicable after the meeting of our shareholders.

         Our domestication is intended to enhance shareholder value over the long-term by, among other things, improving our ability and flexibility to meet future equity and debt financing needs, enhancing marketability of our capital stock by raising our profile in the United States and international capital markets, and providing greater ease in proposing and winning business in the United States. We chose the State of Delaware to be our domicile because Delaware has a modern and flexible corporate code and a court system with considerable expertise in dealing with corporate issues.

         Our Board of Directors has reserved the right to terminate or abandon our domestication at any time prior to its effectiveness, notwithstanding shareholder approval, if it determines for any reason that the consummation of our domestication would be inadvisable or not in our best interests or the best interests of our shareholders.

         Our principal business office is located at Unit 101, 3820 Jacombs Road, Richmond, British Columbia Canada V6V 1Y6, and our telephone number there is (604) 248-2301. Our registered and records offices are located at Suite 1000, 595 Burrard Street, P.O. Box 49290, Vancouver, B.C. Canada V7X 1S8, and our telephone number there is (604) 687-6789.

         We had no material capital expenditures or divestures during the last three fiscal years. We have received no public takeover offers during the last or current fiscal year.

4.B Business overview

         Our personnel consist of engineers, technologists and marketing professionals specializing in smart card based micropayment systems. We design, manufacture and market hardware and software for electronic cash (Cash Card), self-serve payment systems (see “Our Products” below). Cash Cards have data storage capabilities that allow secure storage and immediate transfer of verifiable financial credit from card to card. Consumers use the cards in place of coins and small bills to purchase goods and services from vending machines, copier machines, transit systems, laundromat machines and other machines that have Cash Card readers.

         Our primary product is the SmartKit® Cash Card reader, which enables Cash Card payments to be accepted in a wide range of vending and self-serve machines. Our SmartKit® Cash Card reader is a fully developed product that supports multiple Cash Card schemes. See “Our Products” below. In a Cash Card transaction, our SmartKit® Cash Card reader validates the Cash Card, displays the balance, deducts the amount of the transaction from the card, then displays the remaining balance. We offer our SmartKit® for factory installation in new equipment or in kits that can be installed in existing machines in the field. SmartKit® consists of a custom computer and a custom smart card interface in a steel or plastic enclosure designed for quick installation in the vending machine. We have developed several variations of our SmartKit® readers, including the SmartKit® II, a card acceptor, a user keypad and a back-lit liquid crystal display; SmartKit® Laundry, a system that allows Cash Card payment at individual machines in a laundry facility; and SmartKit® for newspaper vending machines.

         We also developed Qlink® , a hand-held computer data retriever that allows data to be downloaded from SmartKit® readers. Our SmartKit® and Qlink® systems are currently being used in commercial applications throughout the world. See “Our Products” below. We have incurred approximately $7 million over the past five years researching, developing, marketing and selling our SmartKit® and Qlink® products.

         Our implementation and product rollout strategy has historically been to participate in bank-sponsored pilot programs of VisaCash and Mondex/MasterCard card systems as well as marketing our products to other card-issuing organizations and companies for proprietary card applications. See “Our Product Deployment” below.

         In developing products for use with bank-issued cards, our systems were required to comply with and be certified to international standards. As a result, our product line supports multiple smart card platforms, including bank card platforms and proprietary card platforms. We offer complete turnkey card payment systems that use our proprietary stored value cards and other stored value card schemes.

Our Products

         We design, develop and market hardware and software for electronic cash applications that allows Cash Card payments to be accepted in a wide range of vending machines, parking meters, gaming devices and other applications. In addition, our products can be used for identification and security functions. We have the capability of providing top-to-bottom technology in both off-the-shelf and custom design smart card solutions.

SmartKit®

         SmartKit® is a payment control system that allows Cash Card payments to be accepted in a wide range of vending machines. SmartKit® has been certified by VisaCash and Mondex/MasterCard, the principal bank card systems and proprietary Cash Card systems that use Cash Cards issued by a company, institution or organization. Both VisaCash and Mondex/MasterCard impose stringent testing requirements before a device is certified for use with their Cash Cards. The SmartKit® reader has been tested in markets throughout North America and Europe and works concurrently with multiple Cash Card schemes.

         Designed for ease of use, Smart Kit® features a card acceptor, a user keypad and a crisp back-lit liquid crystal display. SmartKit® validates the Cash Card and authorizes the transaction in about two seconds; the message “SELECT PRODUCT” advises the customer to make a selection. The card balance before and after the transaction may be displayed, depending on the Cash Card system specifications.

         SmartKit® is offered in kit form for field installation in existing equipment or for factory installation in new equipment. SmartKit® consists of a custom computer and a custom smart card interface in a steel enclosure designed for quick installation in the vending machine. A molded front panel with display and push buttons attaches to the front and provides a standard user interface for all installations. SmartKit® installs in a knock out panel provided for bill acceptors. A standard configuration for these panels has been adopted by nearly all equipment manufacturers. The kit is shipped with different interface cables for the different internal standards.

         Installation of SmartKit® is simple. The removable panel on the machine is typically held in place by four nuts accessible from within the machine. When the panel is removed, SmartKit® is installed in the opening using the same four nuts. SmartKit® interface cables are provided with male and female plugs to fit the coin changer interface in the machines. Using the appropriate interface harness, the installer unplugs the coin acceptor from the machine and plugs SmartKit® into its place. The coin changer is then plugged into the female connector on the SmartKit® harness.

SmartKit® II

         SmartKit® II was engineered specifically for vending machine applications and capitalizes on the modular design of our latest generation of Cash Card payment systems. The modular configuration of SmartKit® products enables us to offer cost-effective, flexible and scaleable Cash Card solutions for a greater number of markets. Features such as loyalty program capability are tailored to meet the requirements of individual clients, from original equipment manufacturers (” OEM”) to route operators.

         SmartKit® II features a card acceptor, a user keypad and a back-lit liquid crystal display. Cash Card transactions are quick and simple. Like SmartKit® , SmartKit® II will validate the Cash Card and authorize the transaction in just a few seconds. Depending on the card specification chosen, the card balance before and after the transaction can be easily displayed.

         Integrating Cash Card payment with existing payment options, SmartKit® II installs in almost all vending machines. We use multi-board architecture designed to enable us to configure board components compatible with current, custom and future requirements for power supply, software, data-storage and communications needs. SmartKit® II’s wide system compatibility and future upgrading or expansion should permit the support of additional card systems. SmartKit® II supports VisaCash, Mondex/MasterCard and additional Cash Cards, including proprietary card systems.

Qlink®

         Qlink® is a “palmtop” computer linking card-accepting devices (“CADs”), such as our SmartKit® , with host computers and/or data gathering systems without the need for telecommunications.

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

         Qlink® offers a solution to these obstacles. It collects data from one or many CADs and stores the files for later transmission to Visa. When connected to a modem, Qlink® dials the concentration point (“CP”) and transmits the data collected from each CAD. The CP returns updated information for each CAD via Qlink® during the next data collection session at the CAD.

         Qlink® can communicate with and handle data from various types of CADs. It can store data from over 100 CADs spread over any distance. When connected with the CP it presents the CADs as stations on a network. Qlink® is part of the QLink Management System (“QMS”). QMS is designed to provide enhanced control and reporting for merchants. CADs in unattended devices, such as vending machines, currently offer little direct reporting to the merchant. QMS provides merchants with CAD supervision capabilities.

         Qlink® allows direct reporting of the value of each upload from each CAD. It also reports the value of any re-transmission of old data when CADs re-send files per the specification. Reports can be viewed on the Qlink® screen and can be printed. Qlink® can communicate with a CAD either through a standard serial port or through the CAD Smart Card reader. For some applications, such as laundry machines, communication through the Smart Card reader is more convenient than internal serial port access. Even in standard point-of-sale applications, data access through the reader can be the most practical approach. For these cases, Qlink® works with our SmartLink paddle, which is inserted in the smart card reader and permits data access through the reader.

         Qlink® consists of our Qlink hand-held software running on a palmtop computer together with a modem, cables and connectors as necessary for communications with CADs.

SmartKit® Laundry

         The SmartKit® Laundry system allows Cash Card payment at individual machines in a laundry facility. SmartKit® Laundry can be integrated into most modern laundry machines. Support for custom or proprietary card systems is also available. SmartKit® Laundry is an unattended point-of-sale application where Cash Card payment offers major advantages over traditional payment methods. Laundry facilities, particularly in apartment buildings, are vulnerable to damage by thieves attempting to access cash. This creates revenue loss and repair costs for machine operators and causes frustration for customers. Card payment can eliminate these problems.

         Cash Card transactions are quick and simple. They dispense with the need for exact change and coin collection. Using on-line credit and ATM accounts, Smart Card re-valuation may be done electronically making laundry facilities cashless and revenues secure. This makes payments convenient, improves security and increases customer satisfaction. SmartKit® Laundry is part of the SmartKit® modular system of electronic Cash Card payment products. Other devices that share the payment module include vending machine kits and OEM kits for applications such as payphones and newspaper vending. Using SmartKit® products, coin-free pay laundry facilities are now possible. We can quickly implement custom machine interface modules for new applications.

         SmartKit® Laundry design offers cost-saving custom configuration. For example, it may be delivered with or without its own display and configured for either networked or stand-alone operation. Networked, the system allows automated data upload and exception log handling. For stand-alone machines, a hand-held reporting device is available. We can custom craft a card supply system to meet the needs of the vendor and the customer.

         SmartKit® Laundry supports installation in existing and future OEM laundry devices, including the Maytag G2, Maytag G1 and other coin-drop appliances. For modern machines such as the Maytag G2, a full serial interface with the controller is supported. For older coin-drop type machines the standard pulsed interface is used. SmartKit® Laundry design is easily installed in the field or on the factory floor.

SmartKit® for Newspaper Vending

         SmartKit® for Newspaper Vending is designed to increase access to newspapers by allowing consumers to buy newspapers using Cash Cards.

         Newspaper vending boxes of varied design use the SmartKit® for Newspaper Vending system and are in use around the world. We can develop a solution to the specific requirements of most publishers or equipment manufacturers. Our products for the newspaper industry offer card acceptance with a battery powered device in a harsh environment and provide several years of service from a single battery.

QICash™

         QICash is a proprietary smart card purse offered by us for deployment in government and business applications. The product is scalable to meet a range of security features and system size requirements. As the supplier of both the card payment system itself and the supporting system hardware, we believe we are uniquely positioned to provide solutions tailored to the needs of our clients.

QI Value™

         QI Value is a system consisting of a range of products for loading value to smart cards. We offer self-serve cash to card load stations, and countertop value load terminals are offered. QI Value products are primarily used in government and industry applications. For example, the City of San Diego has installed QI Value terminals to enable convenience store operators to load value to Cash Cards used in parking meters throughout the city.

QI SmartVend™

         QI SmartVend is the market name we apply to a range of turnkey financial and device control systems. The system will typically include our stored value cards, QI Value reload terminals and our SmartKit® payment terminals communicating with or directly controlling self-serve devices for delivery of products or services.

         A good example of the concept is our Ranch Water Control system installed in Fort Collins, Colorado. It consists of a self-serve card sale and reload station, a water delivery control station and our stored value cards. The devices are packaged in secure, climate-controlled cabinets for unattended outdoor operation in all weathers. It is a complete turnkey solution that automates the processes of revenue collection, product delivery and micropayment processing at time of delivery.

         QI SmartVend systems can be developed for essentially any form of self-serve device. Examples of systems in development or under consideration include revenue and control systems for pay showers for campgrounds, gaming machines in various configurations, amusement machines and exercise equipment. Cash Card technology is evolving quickly, and we are committed to keeping our products current through ongoing research and development, planning and product flexibility.

Our Marketing Strategy

         Historically, our marketing strategy has consisted of two major initiatives:

•	develop close relationships with the card associations and with their member financial institutions; and

•	establish strategic partnerships with companies and organizations that can benefit from our technology in proprietary applications or could use the same core technology in parallel industry segments.

         Our strategy was based on a belief that open Cash Card schemes, sponsored by financial institutions, would be developed over a few years and would then deploy rapidly in commercial applications.

         Our strategy was to use the relationships with the card associations to achieve credibility and market share, which would allow us to develop strategic partnerships to meet product demand and respond to the demand for commercial deployment.

         We established good relationships with Visa, Mondex/MasterCard and other major financial institutions. We participated in several significant North American deployment projects for the VisaCash and Mondex/MasterCard card systems. Although we believe our strategy of establishing strong relationships with the banking community was very successful, banks have not yet proceeded to commercial deployment of Cash Card products in North America, and we have concentrated our recent marketing efforts on proprietary systems.

         We believe that our relationships with the financial institutions and our successes in their pilot programs have helped us to establish a reputation for competence and technical excellence. Our systems, designed and certified to meet the demanding requirements of the bank-issued card schemes, are also fully able to support the simpler card schemes typically used in private industry deployments. Our marketing strategy is to promote our products and capabilities by:

•	marketing our products to companies, institutions and organizations issuing Cash Cards; and

•	offering QICash turnkey solutions to clients looking for the tools to implement closed electronic cash systems.

         To date, our marketing efforts have been directed predominantly to the parking industry and the university campus industry. In the campus market, our products are used with card schemes deployed by Touch Technologies and by EFM (Enterprise Funds Management). These installations include our SmartKit® terminals installed in vending, parking, laundry and microfiche machines, in photocopiers and in print server controllers. They also typically include QI Value self-serve card reload machines.

         In the parking industry, we have developed SmartKit products to meet specific requirements of parking equipment OEMs. Our history of supporting multiple card schemes has allowed us to provide flexible solutions so our customers can meet the changing needs of their business and government clients. For these applications, we have developed hybrid versions of the SmartKit product, supporting both smart cards and magnetic strip credit cards. We believe the parking industry is an excellent example of an application where chip cards are being deployed in North America today because they are the most cost-effective solution, particularly for municipal parking operations.

         Stored value card systems have historically been very costly to deploy. We believe that our experience and expertise with a wide range of other card systems allows us to offer complete turnkey solutions tailored specifically to the needs of potential clients at lower costs than competing systems.

         Our systems can also be used as a secure ID badge, with or without the stored value purse. We continue to seek new opportunities to use our card technology for applications other than stored value electronic cash.

         Our marketing strategy for fiscal 2006 can be summarized as follows:

•	maintain and renew relationships with the card associations and financial industry;

•	continue to develop strategic relationships with other card-issuing entities on a global basis;

•	continue to seek new clients and new industries for new applications of Cash Card technology with complete turnkey systems; and

•	continue to seek new clients and new industries for new applications of other chip card technologies.

         In the past we have attended and/or exhibited at trade shows in the smart card, computer technology, banking, parking, vending and laundry industries. In the coming year we plan to expand our trade show involvement to include the gaming industry.

Our Product Deployment

         Our core products were extensively deployed, tested and proven in the various pilots and programs with VisaCash and Mondex/MasterCard throughout North America and in some programs on other continents. In the past three years product deployments have been predominantly to university campus and parking applications.

         Our strategy is to continue to design and document our products for high volume manufacturing and third-party contract assembly in preparation for the time when the market for the products matures to justify these steps.

         In the interim, we are using third-party contractors for circuit board manufacture and assembly but perform all the steps of final assembly and test of our products in our own plant.

         We have made substantial investments developing relationships with financial institutions and preparing products for markets created by their deployments of Cash Card products. Although we continue to believe that this market will develop, we cannot predict when banks will proceed with deployment. In the interim, we must focus our energies and strategies on proprietary systems and turnkey solutions for existing applications and new markets.

Proprietary System Platform Strategy

         Examples of proprietary systems include laundry systems, newspaper vending systems, parking systems, university campus systems (for copiers, vending machines, printers, libraries, etc.), telephone card systems, tobacco dispensing systems, bulk water dispensing systems and other systems that accept smart card payments from cards issued by the organization. We have installed or have arrangements to install our products in a variety of proprietary system applications, including:

•	Telus Communications Ltd. – Prison and university campus solutions in Canada

•	City of Fort Collins, Colorado – Ranch water systems

•	Cale Systems Inc. – Parking solutions in Canada, the United States and Sweden

•	Rothman’s Benson & Hedges – Tobacco programs in Canada

•	Aurora Bar Code – Bulk water systems in Canada

•	CardLogix – Parking systems in the United States

•	Touch Technology (TTI) – Campus and mass transit solutions in Canada and the United States

•	Pepsi–Cola Canada – Vending and university campus systems in Canada

•	Pepsi – Venezuela – Vending and university campus systems in Venezuela

•	Coffee Solutions – Vending and university campus systems in Venezuela

•	USA Today – Vending and university campus systems in the United States

•	Coca Cola – Vending and university campus systems in Canada, the United States, Norway and England

•	Jayd, LLC – Pay and display parking, and revalue stations utilized in the United States

•	EFM – Smart business solutions to colleges and educational institutions in the United States

•	Lexis Parking Systems – Metered parking solutions in Canada and the United States

         To date, we have installed over 3500 QI Cash Card payment terminals in proprietary system applications in Canada, the United States, Venezuela, Norway and England.

The Cash Card Industry

         Cash Card or “smart card” technology was developed in 1974. In 1992 and 1993, France became the first country to roll out a national banking system using smart cards. By the beginning of 1993, all of the 21 million banking cards issued in France were smart cards. In 1994, France Telecom reached an agreement allowing 22 million Carte Bancaires cardholders access to the 120,000 French chip-reading public telephones. (Source: The Smart Card 1998, Jones and Mearns). Following the successful introduction of smart cards in France, other countries began deploying smart cards for a number of applications in industries ranging from banking to telecommunications, from healthcare to pay television. Frost & Sullivan estimates that approximately 592 million smart cards were shipped in Europe in 1997. In recent years, Asia has begun to deploy smart card technology in several industries.

         Businesses in North America have been slower to adopt smart card technology because of the wide usage and existing infrastructure of magnetic stripe technology, the cost of deploying new technology and the lack of industry-wide standards for smart card operating systems. However, we believe that smart card technology is likely to achieve greater adoption in North America for several reasons, including:

•	The cost of producing smart card products, including microchips, cards, readers, writers and terminals, is declining continuously;

•	Smart card technology offers much more functionality and flexibility than the magnetic stripe credit/ debit card technologies that are currently popular in North America because:

•	magnetic stripe cards are simply ID badges with little or no security

•	smart cards store hundreds or thousands of times more information;

•	smart cards are more reliable;

•	smart cards are more secure;

•	smart cards are much more difficult or impossible to copy;

•	smart cards can be used for a wide variety of applications (payment methods, identification, security, authorized access, etc.);

•	smart cards can provide advanced security features including data processing and encryption; these features are simply not possible on magnetic stripe cards;

•	smart cards allow secure off-line transactions;

•	Operating system advances, such as JavaCard and Multos, have allowed multiple applications to be co-resident in the cards;

•	New technology such as the Internet and electronic commerce have increased the need for the added security and versatility smart cards provide; and

•	Several industry standards have been recently developed by such organizations as Europay, MasterCard and Visa.

Self-Serve Point-of-Sale Applications

         We believe that the world vending machine and point-of-sale payment industry is a major market opportunity for Cash Card technology. There are over seven million vending machines in the United States with annual sales in excess of $11 billion. In Europe the market is even larger, with one vending machine for every 120 people. In Japan, the ratio is one vending machine for every 25 people. In the United States alone, there are over seven million vending machines, including over 1.7 million canned cold drink machines. The vending market is growing about 35-40% per year. Vending Times says that the vending industry is presently a $45-$50 per year billion business.

         Our SmartKit® technology applications permit conditional access, security, flexible multi-card payment and data storage to be performed in a low-cost, easy-to-use, secure manner. Conditional access and security applications include those that restrict the use of products and services. Payment system applications include the use of smart cards in connection with credit and debit card systems, as well as coin and currency replacement, couponing and electronic commerce. Data storage applications can use the data storage capacity of smart cards to provide the secure storage of data in a durable, portable form.

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

Principal Supplier and Sources and Availability of Raw Materials

         We manufacture our products from components provided by third parties that are readily available, sourced in Canada and the United States and subject to standard purchase and credit terms in the industry. We believe that alternative supply sources for the components we use are available with relative ease of effort and without compromising our manufacturing capabilities.

Competition

         Competition in the technology markets in which we operate is intense and is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and rapid changes in customer requirements. To be competitive, we must continue to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers (see “Research and Development” below). The principal competitive factors affecting the market for our products are the product’s technical characteristics, price, install ability, multi-card scheme flexibility, strategic relationships, customer service, reputation in the industry and brand loyalty. In order to compete, we will be required to continue to respond promptly and effectively to the challenges of technological changes and our competitors’ innovations.

         Several of our competitors have greater financial, technical and other resources than we do. SCM Microsystems, Gemplus, Utimaco, Towitoko Electronics, Philips Electronics, Activcard, Coincard, Smartmove and PubliCARD Cash Card systems compete directly with our SmartKit® card readers. Our SmartKit® laundry Cash Card products also compete with Danyl, ESD and Set-O-Matic commercial laundry Cash Card products. Several of our competitors develop, market and sell their own proprietary Cash Cards and Cash Card systems, which may have features that we cannot offer. Smartmove has developed a Cash Card reader that, like ours, supports multiple Cash Card platforms. In the future, OEMs, peripheral equipment manufacturers and software development companies may develop systems that compete directly with our SmartKit® and Qlink® products.

         Many of our current and potential competitors have longer operating histories and significantly greater financial, technical, sales, customer support, marketing and other resources, as well as greater name recognition and a larger installed base of products and technologies than we do. In addition, as the Cash Card market develops, a number of companies with significantly greater resources than we have could attempt to increase their presence in the market by acquiring or forming strategic alliances with our competitors, resulting in increased competition. We cannot assure you that we will successfully compete against established competitors or that our SmartKit® system will gain market acceptance.

4.C Organizational structure

We have one active subsidiary, QI Systems International Inc., incorporated under the laws of the State of Texas.

4.D Property, plants and equipment

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

         The following items require the most significant judgment and involve complex estimation:

Going Concern

         Our consolidated financial statements have been prepared with accounting principles generally accepted in the Canada applicable to a going concern. The use of such principles may not be appropriate because as at June 30, 2005, there was substantial doubt that we would be able to continue as a going concern because of our significant losses, working capital deficit and accumulated deficit. We based our decision to apply going concern principles, in part, on our management’s estimates that we would be able to raise capital and improve cash flows from operations to meet our capital requirements as they became due. Our financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses, balance sheet classifications that would be necessary if the going concern assumption were not applied.

Revenue Recognition Policy

         We recognize revenues when all of the following criteria have been met:

•	persuasive evidence for an arrangement exists;

•	delivery has occurred;

•	the fee is fixed or determinable; and

•	collectibility is reasonably assured.

Generally, these criteria are met when we deliver our products to our customer. Installation revenues are generally recorded upon completion of services.

Foreign Currency Transactions

         The U.S. dollar is our reporting currency and the Canadian dollar is our functional currency. We conduct our business primarily in Canada and maintain our bank accounts in Canadian and US dollars. Sales are based in US Dollars but can also be issued in Canadian Dollars. Canadian Sales, if invoiced in Canadian Dollars, are converted using the daily exchange rate. Current exchange rates are used to translate monetary assets and liabilities, and historical exchange rates are used for non-monetary assets and liabilities. We compute a foreign exchange gain or loss at each balance sheet date on all recorded foreign transactions that have not been settled. The difference between the exchange rate that could have been used to settle the transaction at the date it occurred (the invoice date), and the exchange rate at the balance sheet date, is the unrealized gain or loss recognized in current net income.

Accounts Receivable

         We periodically review the collectibility of our accounts receivable balances. Where significant doubt exists with regard to the collection of a certain receivable balance, an allowance and charge to the income statement is recorded. Allowances for doubtful accounts are based on estimates of management. At June 30, 2005, we had no allowance for doubtful accounts. If future events indicate collection issues, we may be required to record allowances for doubtful accounts.

Warranties

         We provide a limited 12-month warranty on our products. Given past experience, warranty expense (less than 1%) has not been a significant cost of sales, and we do not anticipate it to be in the future.

5.A Operating results

Years Ended June 30, 2005 Compared to Years Ended June 30, 2004 and 2003

         Revenues during the twelve months ended June 30, 2005 were $390,111, derived from the sale of smart card systems and ancillary products to our client base, particularly within the parking industry. Sales of our products increased 2% above sales achieved in fiscal 2004 and 20% above sales achieved in 2003. We attribute the increase in revenue from fiscal 2004 and 2005 compared to the increase from 2003 to 2004 to greater acceptance and penetration of our product within the parking industry. We anticipate that our revenue will continue to be derived from sales to a few customers in fiscal 2005. In fiscal 2005, 60% of our sales were made to a single customer, compared to 2004 and 2003, when 63% and 48%, respectively, were attributable to a single customer. We anticipate that revenue will increase during fiscal 2006 as a result of new orders and as we continue our marketing efforts to existing customers and plan to pursue new customers and applications for our products.

         Cost of sales during the 2005 period was $216,652, which represents 56% of sales, up from total cost of sales of $75,320, or 20% of sales, in fiscal 2004 and $84,742, or 26% of sales, in fiscal 2003. The increase in 2005 compared to 2004 and 2003 comes mainly from thorough inventory adjustments to account for obsolescence. Operating profits in fiscal 2005 were $173,459, or 44% of sales in 2005, compared to 80% in 2004 and 74% in 2003.

         Expenses are categorized as administration, development costs, investor relations, marketing, stock-based compensation, corporate finance, professional fees, bad debt, financing costs and interest and amortization.

         During fiscal 2005, investor relations costs of $42,313 were incurred in association with services pursuant to a secured capital financing (mainly a brokered private placement that closed subsequent to year end). Most of the investor relation expense accrued in 2005 will be met with the issuance of shares. Investor relations costs decreased $198,293 from fiscal 2004 to 2005 because we decreased our focus on investor relations in 2005; however, investor relations expenses were still significantly higher than investor relations expenses in 2003. Due to an investment relations agreement entered into at the end of 2005, we expect investment relations expenses to be significantly higher in 2006.

         Administration expenses were $406,154 in 2005, compared to $419,060 in 2004 and $305,404 in 2003. These 2005 expenses include the following three major expenses: salaries and benefits paid to administrative employees and managers of $162,598, management fees of $97,962 and $56,684 of rent expense. Most expenses were essentially flat in 2005 compared to 2004 due to revised cost allocations of salaries of specific employees, increased travel expense, consulting fees and contract labor, regulatory and compliance expense and in general terms, higher office expenses, reflecting the increased business activity in 2005 and 2004. The overall decrease in administrative expenses in 2005 was caused by foreign exchange benefits in 2005, which did not occur in 2004. It should be noted that $148,923 of management fees and salary expense to our President and CEO remained outstanding at the end of fiscal 2005, and were recorded as a current liability of ours under accounts payable. We anticipate that most administrative expenses in fiscal 2006 will remain comparable with 2005 expenses, except for salaries and benefits, which will increase to reflect the hiring of a full time CFO/COO.

         Development costs in 2005 were $269,997 of which the most significant category of expense was for salaries in 2005, and benefits paid to employees involved in the development of our products, which were $173,989 in fiscal 2005 compared to in 2004. We paid $56,610 to Consultants to assist in the development of technology products and provide guidance to our full-time employees. The third most significant development cost in 2005 was $20,360 paid for contract labor. While development costs decreased in 2004 from 2003 levels and in 2005 from 2004 levels, they are expected to increase in fiscal 2006 to accommodate our expansion into the gaming and other industries.

5.B Liquidity and capital resources

         We are not committed to further capital expenditures for the purchase of property, plant and equipment.

         As of December 30, 2005, we had options to purchase 1,076,000 shares of common stock, with exercise prices ranging from $0.15 to $0.50, and warrants to purchase 15,553,074 shares of common stock, with exercise prices ranging from $0.20 to $0.30.

         During the year ended June 30, 2005, warrants for 43,000 shares were exercised for net proceeds of $17,200, warrants for 1,363,636 shares were issued in connection with a private placement, at an exercise price of $0.30 per share and with an expiry date of November 17, 2006 and warrants for 3,820,333 shares expired unexercised.

         Also in fiscal 2005, we granted stock purchase options for 879,500 shares to officers, employees and consultants, at a price of $0.15 per share. The options expire on December 31, 2009 and vest over four quarters starting on March 31, 2005. No options were exercised in fiscal 2005, and options for 397,000 shares were forfeited.

5.C Research and development, patents and licenses, etc.

         During the last several years, we have spent approximately $1.032 million on research and development efforts. We currently employ seven employees and three contractors who develop our technology. Our current research and development efforts focus on designing SmartKit® Cash Card systems that are compatible with multiple Cash Card platforms. We currently have projects involving security, identification, gaming and data transfer application under development.

         We are currently undertaking the following research and development projects:

PROJECT	DESCRIPTION	STATUS

Hybrid Credit Card	Software development for SmartKit® Hybrid Cash reader that will permit the use and storage of credit cards in machines previous coin only.	Ongoing

Data Base Management/ Third Party Application Tools	Improve data base management functionality of our SmartKit® readers and Qlink® system	Ongoing

Functionality Improvement	Improve functionality and compatibility of our SmartKit® Cash Card systems with OEM and other platforms	Ongoing

         We work closely with VisaCash and Mondex/MasterCard to monitor advancements in Cash Card technologies and undertake research and development efforts necessary to maintain the multi-platform compatibility of our SmartKit® Cash Card systems.

5.D Trend information

         Smart Cards are plastic cards containing computer chips. Advances in technology allow these cards to become smaller, faster, cheaper, more reliable and more secure with each generation.

         In April, 2004, we announced an order from Cale Systems, Inc. for 525 units of the SmartKit Hybrid payment terminals for delivery by the end of 2004. We announced that the 2004 order was fully delivered. In December 2004, we announced that Cale issued a new order for 1480 units with a value of approximately $700,000 to be delivered in calendar 2005.  Some of these orders were subsequently canceled.  We recorded revenue from Cale Systems of $239,000 and $234,000 in fiscal years June 30, 2004 and 2005, respectively.  In addition, during 2005 this key product was reengineered for added functionality and improved manufacturing. At December 2005, we had an order in hand for 500 units of the enhanced SmartKit Hybrid for delivery in early 2006.

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

5.E Off-balance sheet arrangements

         We had no off-balance sheet arrangements that have or are likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5.F Tabular disclosure of contractual obligations

         The following table lists, as of December 30, 2005, information with respect to our known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations (1)	$110,561	$57,684	$52,877	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on our	Nil	Nil	Nil	Nil	Nil
Balance Sheet under Canadian GAAP
Total	$110,561	$57,684	$52,877	Nil	Nil

(1)	Operating lease obligations relate exclusively to the lease of office space.

Safe Harbor

         Certain statements contained in the foregoing Results of Operations and elsewhere in this Form 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

         Risk factors that could affect our future results are described under “Description of Business — Risk Factors” above.

Item 6 Directors, Senior Management and Employees

6.A Directors and senior management

         The following table sets forth the name, position with the Registrant, age and municipality of residence of directors and senior management as of December 30, 2005:

Name and Municipality of Residence	Principal Occupation or Employment during the past five years	Position with Registrant	Age

Steven R. Garman	President and Chief Executive Officer, QI	President, Chief Executive	58
Colleyville, Texas	Systems Inc. since June 30, 2003;	Officer and Director
	Management Consultant with True Horizon
	Marketing Inc. since 2002; President and
	Chief Executive Officer, FS Holdings from
	1998 to 2002.

Robert I. McLean, Jr.	Chief Financial Officer and Chief	Chief Financial Officer	48
Grapevine, Texas	Operating Officer since August 22, 2005;	and Chief Operating Officer
	Executive Vice President of Business
	Development and Global Account Management
	for Teleplan International of the
	Netherlands from 2004 to 2005.

Richard H. Murray	Sr. VP and GM Canadian Operations since	Sr. Vice President,	58
Richmond, British Columbia	September 2005; VP of Business Development	General Manager of
Canada	July 2003- September 2005; Director of	Canadian Operations and
	Business Development 2001 - July 2003.	Director

Billy Gene Parker, Jr.	Owner and President, Mobil Contractor	Director	50
The Woodlands, Texas	Inc., from 1985 to Present.

William J. Reid	Software Development Project Manager for	Director	33
Victoria, British Columbia, Canada	Edoc Systems Group Ltd. since 2002.

Matthew G. Yugovich	Commercial Real Estate Developer.	Director	50
Lubbock, Texas

Alan D. Graves	President of Gemcore Communications Inc.	Director	44
Surrey, British Columbia, Canada	since 1999; Senior Technical Consultant to
	QI since 1995.

         Members of our Board of Directors are elected by our shareholders. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia), each director elected will hold office until the conclusion of our next annual general meeting, or if no director is then elected, until a successor is elected.

         Our Board of Directors meets periodically to review significant developments affecting us and to act on matters requiring Board approval. Although our Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of our Board of Directors is an Audit Committee. The Audit Committee of our Board of Directors currently consists of Matthew G. Yugovich, Alan D. Graves, William J. Reid and Steven R. Garman. See, “Board Practices,” below. This committee is directed to review the scope, cost and results of the independent audit of our books and records, the results of the annual audit with management and the internal auditors and the adequacy of our accounting, financial and operating controls; to recommend annually to our Board of Directors the selection of the independent auditors; to consider proposals made by our independent auditors; and to report to our Board of Directors, when so requested, on any accounting or financial matters.

         None of our directors or executive officers is a party to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer. None of our directors or executive officers has any family relationship with any of our other officers or directors.

The following sets out additional biographical information for each of the Issuer’s directors and officers:

         Steven R. Garman, President, Chief Executive Officer and Director. Mr. Garman has over 35 years of business experience in the international corporate environment and a diversified management background including senior executive positions in varied industries such as health care services, high-tech medical devices, computer products, OEM manufacturing and sports and recreation. He has held multi-million dollar P & L responsibility with Olympus America, Inc., an international market leader in the camera and medical products industry (1979 to 1998); served as CEO and President of Fury Sports Holdings, Inc., a pre-IPO start-up engaged in sports facility management and sport skills training business (1998 to 2002); served as Managing General Partner for ProSource Holdings, Inc., a private investment group (1994 to 1996); served as a senior executive consultant with Drake Beam Morin (2002 to 2003); and been named a member of the boards of directors of multiple start-up corporations, including National Endoscope Systems, Inc., Advanced Compression Technologies, Inc., ProSource Industries, Inc., Aliment Plus, Inc., Oswego Software, Inc., Fury Sports Holdings, Inc., and True Horizon Marketing, Inc. Mr. Garman received his Bachelor of Science Degree in Business Management and Administration from Indiana University’s Kelley School of Business in 1969. He has held senior leadership positions with industry leader Olympus America, Inc. (Olympus Corporation, Tokyo, Japan), spending 20 years in Olympus’ Medical Products Division, where he managed pioneering projects from concept through full-scale national deployment. Mr. Garman has international experience working with corporate manufacturing and sales partners in the United States, Western and Central Europe, Great Britain, Japan, Canada and Australia. Prior to his service with Olympus, Mr. Garman worked for Johnson & Johnson and ARCO Medical Products (Atlantic Richfield Corporation). Mr. Garman has served as a director and as our President and Chief Executive Officer since June 20, 2003.

         Robert I. McLean, Jr, Chief Financial Officer and Chief Operating Officer. Mr. McLean was formerly Executive Vice President of Business Development and Global Account Management for Teleplan International of the Netherlands, a $300M publicly traded technology company. Prior to his appointment as Vice President of Teleplan, Mr. McLean served as Treasurer of Teleplan’s American operations. Preceding this assignment, Mr. McLean held the position of Senior Vice President of Finance and Chief Financial Officer with PC Service Source of Dallas, Texas, a large publicly traded independent computer parts distributor. Earlier in Mr. McLean’s career he was Vice President - Planning and Business Development of Computer City, Inc., a $2B subsidiary of Radio Shack, Inc., and Director of Planning and Analysis for Compucom Systems, Inc. Mr. McLean has also served as an auditor for PriceWaterhouseCoopers. Mr. McLean has a Bachelor of Science - Accounting degree from Drexel University and a Masters of Business Administration and Finance degree from the University of Miami.

         Richard H. Murray, Senior Vice President and General Manager of Canadian Operation. Mr. Murray has devoted his career to applications of computer technology in engineering and business. Since 1984, Mr. Murray has focused on developing and marketing innovative products to integrate card payment in self-serve equipment.

         Matthew G. Yugovich, Director. Mr. Yugovich has over 30 years of business management experience. During the past six years, Mr. Yugovich has served as the president of Great Western Adventure, Inc., a company engaged in the business of commercial real estate development.

         Billy Gene Parker, Jr., Director. Mr. Parker has been in the general contracting business for 25 years. For the past 18 years, he has been President of Mobill Contractor Inc., a general contractor in the Houston, Texas, area.

         William J. Reid, Director. Mr. Reid graduated from the University of British Columbia in 2000 with a Bachelor of Science degree in Forestry. After accumulating eight years of experience in forestry research (pre- and post-degree) with the British Columbia Ministry of Forests Research Branch, he completed the Application and Management of Information Technology program at the University of Victoria. Upon his completion of this program, Edoc Systems Group Ltd. hired him as a software developer in 2002. His current duties have expanded to

Project Manager for a variety of software application projects, including a full-scale enterprise application spanning almost two years of development time, a cost tracking program that integrates with off-the-shelf accounting software and a custom data entry program designed on the .NET compact framework, which runs on a Personal Digital Assistant.

         Alan D. Graves, Director. Mr. Graves graduated from the University of British Columbia in 1983 with a BASc in Electrical Engineering. He has gained extensive technical experience working as a hardware and software design engineer for several companies over the last 20 years. His experience has covered a full range of product development in the areas of industrial process control, digital audio electronics, 1.8Ghz wireless and cable repeaters for CDMA cell phone communications and, of course, vending and Smartcard payment systems. Since 1997 he has worked as an independent engineering consultant and manager for several companies, including us, Technical Solutions, a company engaged in manufacturing and development, and Velocity Software, a company engaged in hardware and software development and consulting services. For the last four years he has held the position of President of Gemcore Communications, Inc., a company that specializes in providing technical direction to other companies involved in developing products using the latest technologies.

         None of our directors and/or executive officers has been the subject of any order, judgment or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any business entity of which he is a director, manager and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any business entity of which he is an officer, manager or director from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

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

6.B Compensation

         We do not compensate our directors for their services as directors in cash; however, we do grant stock options to directors, executive officers and employees, as more fully set forth below. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our Board of Directors. Our Board of Directors makes separate remuneration to any director undertaking services on our behalf other than services ordinarily required of a director. Other than as indicated below, no director received any compensation for his services as a director, including any committee participation or special assignments.

Executive compensation

         During the fiscal year ended June 30, 2005, we had two named executive officers, namely Steven R. Garman, our President and Chief Executive Officer from June 20, 2003 to present and Steven R. Crowell, our Chief Financial Officer from November 2004 to July 1, 2005.

The following table sets forth, for the periods indicated, the compensation of the named executive officers:

Summary Compensation Table

Name and Principal Position	Year (1)	Annual Compensation					Long Term Compensation			All Other Compen- sation ($)

							Awards		Payouts

		Salary (US$)		Bonus (US$)		Other Annual Compen- sation ($)	Securities under Options/ SARs(2) Granted	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)

Steven R. Garman	2005	157,000	(3)	Nil		Nil	168,000	Nil	Nil	Nil
President and CEO
	2004	120,000	(3)	36,000	(4)	Nil	Nil	Nil	Nil	Nil

	2003	3,334		Nil		Nil	Nil	Nil	Nil	Nil

Steven R. Crowell	2005	5,000		Nil		Nil	150,000	Nil	Nil	Nil
CFO (5)
	2004	Nil		Nil		Nil	Nil	Nil	Nil	Nil

	2003	Nil		Nil		Nil	Nil	Nil	Nil	Nil

Mesbah Taherzadeh	2005	Nil		Nil		Nil	Nil	Nil	Nil	Nil
Former CEO(6)
	2004	Nil		Nil		Nil	Nil	Nil	Nil	Nil

	2003	Cdn$76,389		Nil		Nil	Nil	Nil	Nil	Nil

(1)	Financial year ended June 30.

(2)	Stock appreciation rights. We have not granted any SARs.

(3)	During the years ended June 30, 2005 and 2004, US$141,000 and US$64,010, respectively, of the annual salary due to Mr. Garman was not paid by us and was recorded as a current liability due to Mr. Garman.

(4)	Accrued in the fiscal year ended June 30, 2004, but unpaid as of June 30, 2005.

(5)	Mr. Crowell was hired in November 2004 as our Chief Financial Officer. On December 17, 2004 he was appointed to the Board of Directors. On April 21, 2005, Mr. Crowell resigned as a director and resigned as Chief Financial Officer on July 1, 2005.

(6)	Mr. Taherzadeh ceased to be a director on June 19, 2003 and ceased to be our Chief Executive Officer on June 12, 2003.

Options and Stock Appreciation Rights

         During the year ended June 30, 2005, stock options for 368,000 shares of common stock were granted to the named executive officers. All the options were granted on December 31, 2004 and will expire December 31, 2009. The exercise price on the options is US$0.15. The options vest ratably over the ensuing four calendar quarters.

         No share options were granted to or repriced on behalf of the named executive officers during the financial year ended June 30, 2005. No share options were exercised by the named executive officers during the financial year ended June 30, 2005.

         The following table shows, as to the individuals named in the Summary Compensation Table above, information concerning stock options granted during the twelve months ended June 30, 2005.

Name and named executive officer and Principal Position	Year (1)	Number of Options Issued	Exercise Price	Expiration Date	Vested at June 30, 2005

Steven R. Garman	2005	168,000	US$0.15	December 31, 2009	84,000
President & Chief	2004	Nil	Nil	Nil	Nil
Executive Officer	2003	Nil	Nil	Nil	Nil

Steven R. Crowell	2005	150,000	US$0.15	December 31, 2009	(2)
former Chief	2004	Nil	Nil	Nil	Nil
Financial Officer	2003	Nil	Nil	Nil	Nil

(1)	July 1 to June 30.

(2)	Mr. Crowell was hired in November 2004 as our Chief Financial Officer. On December 17, 2004, he was appointed to the Board of Directors. On April 21, 2005, Mr. Crowell resigned as a director and resigned as Chief Financial Officer on July 1, 2005. Accordingly, under the terms of the Stock Option Plan, his 150,000 options became null and void upon his resignations.

Option Grants in the Twelve Months Ended June 30, 2005

Name of Executive Officer	Securities Under Options/ SARs (1) Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Steven R. Garman	168,000	19.1%	US $0.15	Nil	12/31/2009

Steven R. Crowell	150,000 (2)	17.1%	US $0.15	Nil	12/31/2009

(1)	Stock appreciation rights. We have not granted any SARs.

(2)

Mr. Crowell resigned from his position as a director on April 21, 2005 and resigned as our CFO on July 1, 2005. Accordingly, under the terms of the stock option plan, his 150,000 options became null and void upon his resignations.

         The following table discloses the particulars of options exercised during the last financial year by any named executive officer and the value of unexercised options held by the named executive officers:

Aggregate Option Exercises in the Twelve Months Ended June 30, 2005 and Financial Year-End Option Values

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs(1) at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable

Steven R. Garman	Nil	Nil	84,000/84,000	$9,240/$9,240

(1)	We have not granted any SARs.

No options granted to any named executive officers were repriced downwards during the last financial year.

Pension Plan

We do not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

         We entered into a Services Agreement with True Horizon Marketing, Inc., a company controlled by Steven R. Garman, on June 20, 2003, for the provision of professional services, including services as our Chief Executive Officer and President. A fee of $10,000 per month was payable to True Horizon during the year ended June 30,

2004. Subsequent to June 30, 2004, the fee was revised to $15,000 per month for management services and True Horizon also received $1,000 for a monthly allowance towards office expenses. On January 1, 2005, the Services Agreement with True Horizon was terminated, and Mr. Garman became our employee with a monthly salary of $17,500.

         On December 21, 2005, we entered into an Employment Agreement with Mr. Garman. Mr. Garman’s monthly salary under the Employment Agreement is $17,500. The base salary will increase by 10% when we attain audited annual revenues of $1,500,000, then by 20% when we attain audited annual revenues of $3,000,000 and finally by 30% when we attain audited annual revenues of $5,000,000. Mr. Garman could also receive bonuses of up to twice his annual salary if specified financing, revenue and profitability targets are achieved.

         In the event that Mr. Garman’s employment is terminated for any reason, other than just cause, following a change in our control, his Employment Agreement stipulates that he will receive two times his annual compensation paid in a lump sum. Under such circumstances, Mr. Garman would also have the right to exercise any options, rights or warrants within 90 days of his termination.

         Further, if at the time of his termination, any amount is due and payable to him for services prior to April 1, 2005, he shall have the right to convert such amount into shares of our common stock at a rate of $0.12 per share.

         Other than as disclosed above, there is no compensatory plan or arrangement, including payments to be received from us or our subsidiaries, with respect to our named executive officers.

         The aggregate amount of compensation paid by us and our subsidiaries during the fiscal year ended June 30, 2005, to all officers and directors, as a group, for services in all capacities was $253,142.

         No amounts have been set aside or accrued by us during fiscal 2005 to provide pension, retirement or similar benefits for our directors or executive officers pursuant to any plan provided for or contributed to by us.

         Except as set out above and as discussed in “Options and Stock Appreciation Rights,” we have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers.

Stock Options

         As of December 30, 2005, there were options to purchase 1,076,000 shares of our common stock outstanding. The names of our directors, executive officers, administrators, supervisors and management to whom outstanding stock options have been granted and the number of common shares subject to such stock options, as at December 30, 2005, are set forth below.

Name	Number of Shares	Exercise Price Per Share	Expiry Date

Billy Gene Parker, Jr.	50,000	$0.50	December 31, 2007
Billy Gene Parker, Jr.	168,000	$0.15	December 31, 2009
Matthew G. Yugovich	50,000	$0.50	December 31, 2007
Matthew G. Yugovich	168,000	$0.15	December 31, 2009
Alan D. Graves	33,000	$0.15	December 31, 2009
Alan D. Graves	96,000	$0.50	December 31, 2007
William J. Reid	33,000	$0.15	December 31, 2009
Steven R. Garman	168,000	$0.15	December 31, 2009

6.C Board practices

         Set forth below are the names of our directors, their positions, the dates their current terms of office expire and the periods during which such persons have served as director:

Name	Position	Expiration of Term of Office (1)	Period of Service

Billy Gene Parker, Jr.	Director	December, 2005	Since November, 2001
Matthew G. Yugovich (2)	Director	December, 2005	Since October, 2002
Alan D. Graves (2)	Director	December, 2005	Since December, 2002
William J. Reid (2)	Director	December, 2005	Since June, 2003
Richard H. Murray (2)	Sr. Vice President, General Manager of	December, 2005	Since October, 2005
Canadian Operations and Director
Steven R. Garman (2)	President, Chief Executive Officer and	December, 2005	Since June, 2003
Director

(1)	Officers are appointed by the directors for a term expiring at the following Annual General Meeting.

(2)	Member of the Audit Committee.

         There are no director’s service contracts which provide benefits upon the termination of employment.

Audit Committee

Set forth below are the names of the members of our Audit Committee:

•	Matthew G. Yugovich
•	Alan D. Graves
•	William J. Reid
•	Steven R. Garman

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

         Our Audit Committee Charter provides that the Audit Committee has two primary objectives: The first is to advise the board of directors in its oversight responsibilities regarding:

•	the quality and integrity of our financial reports and information;

•	our compliance with legal and regulatory requirements;

•	the effectiveness of our internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

•	the performance of our auditing, accounting and financial reporting functions;

•	the fairness of related party agreements and arrangements between us and related parties; and

•	the independent auditors’ performance, qualifications and independence.

         The second primary objective of the Audit Committee is to prepare the reports required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

         The members of the Audit Committee were not remunerated for their participation in this committee in the fiscal year ended June 30, 2005. We do not anticipate remunerating members of the Audit Committee in the year ending June 30, 2006 by means of Directors Fees, although we may grant certain stock option awards to members of the Audit Committee in the current fiscal year and/or in subsequent periods.

6.D Employees

         We had the following number of employees at the end of each of the following fiscal years:

June 30, 2005	June 30, 2004	June 30, 2003
8 employees	8 employees	9 employees

         We had six employees and three contractors located in Canada in June 30, 2005; eight employees and five contractors located in Canada of June 30, 2004; and nine employees and five contractors located in Canada of June 30, 2003. As of June 30, 2005, four employees were involved in management and administrative functions, seven employees and three contractors were engaged in research and development and one employee were engaged in sales and marketing. All employees are full-time employees. Our contractors generally engage in software design, product assembly and prototype manufacturing. They are paid hourly and are called when work is available.

6.E Share ownership

         The following table sets forth as of December 30, 2005 information regarding the beneficial ownership of our common stock by each director and each executive officer named in the Summary Compensation Table appearing herein.

NAME AND ADDRESS	BENEFICIAL OWNERSHIP (1)
	NUMBER OF SHARES	PERCENT OF TOTAL
Billy Gene Parker, Jr. (3)(6)	1,313,272	3.24%

Matthew G. Yugovich (2)(3)(4)(5) (7)	1,716,212	4.13%

Alan D. Graves (2)(3)(7)	250,081	*

William J. Reid (2)(3)(8)	210,750	*

Richard H. Murray (3)(9)(10)	1,523,800	3.77%

Steven R. Garman (2)(3)(11)(12)	632,243	1.56%

* Indicates less than 1%

(1)

Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and generally includes voting power or investment power with respect to securities. Options and warrants to purchase shares of common stock, which are currently exercisable or will become exercisable within 60 days of December 30, 2005, are deemed to be beneficially owned by the individual. Similarly, options and warrants to purchase shares of common stock, which are currently exercisable or will become exercisable within 60 days of December 30, 2005, are deemed to be outstanding for purposes of computing the percentage of the shares held by an individual, but are not outstanding for purposes of computing the percentage of any other person.

(2)	Denotes a member of the Audit Committee.

(3)

Includes with respect to each of the following individuals, the following number of shares subject to options that were vested as of or will vest within 60 days following, December 30, 2005: Mr. Parker 218,000; Mr. Yugovich 218,000; Mr. Graves 129,000; Mr. Reid 33,000; Mr. Murray 25,000; and Mr. Garman 168,000.

(4)	Includes 181,818 shares held by Mrs. Carol Yugovich, wife of Mr. Matthew G. Yugovich. Mr. Yugovich expressly disclaims all beneficial ownership of these shares.

(5)

Includes 1,142,727 shares subject to warrants held by Mrs. Yugovich that were exercisable as of or will be exercisable within 60 days of December 30, 2005. Mr. Yugovich expressly disclaims all beneficial ownership of these warrants.

(6)	Includes 113,636 shares subject to warrants held by Mr. Parker that are exercisable as of or will be exercisable within 60 days following, December 30, 2005.

(7)	Includes 120,081 shares registered in the name of Gemcore Communications, Inc., a corporation for which Mr. Graves currently serves as director.

(8)	Includes 22,727 shares subject to warrants held by Mrs. Dana Reid, wife or Mr. William J. Reid, which were exercisable as of or will be exercisable within 60 days following, December 30, 2005.

(9)	Includes 36,300 shares registered in the name of Mrs. Gisela Murray, wife of Mr. Richard H. Murray.

(10)

Includes 150,000 shares subject to warrants held by Burrard Technologies Corp. that are exercisable as of or will be exercisable within 60 days following, December 30, 2005. Mr. Murray currently serves as director for Burrard Technologies Corp.

(11)	Includes 318,789 shares registered in the name of Mrs. Jane Garman, wife of Mr. Steven R. Garman.

(12)	Includes 145,454 shares subject to warrants held by Mrs. Garman which were exercisable as of or will be exercisable within 60 days following, December 30, 2005.

         A summary of outstanding options granted to the above individuals to purchase our common shares as at December 30, 2005 is set forth below:

Name	Number of Shares	Exercise Price Per Share	Expiry Date

Billy Gene Parker Jr	50,000	$0.50	December 31, 2007
Billy Gene Parker Jr	168,000	$0.15	December 31, 2009
Matthew G. Yugovich	50,000	$0.50	December 31, 2007
Matthew G. Yugovich	168,000	$0.15	December 31, 2009
Alan D. Graves	33,000	$0.15	December 31, 2009
Alan D. Graves	96,000	$0.50	December 31, 2007
William J. Reid	33,000	$0.15	December 31, 2009
Richard H. Murray	—	—	—
Steven R. Garman	168,000	$0.15	December 31, 2009

Stock Option Plan

         Our Incentive Stock Option Plan was drafted to comply with the rules set forth for such plans by the Toronto Stock Exchange (TSX). At no time may more than 5% of the outstanding issued shares be reserved with respect to any one individual. The Plan provides for the issuance of options to our directors, officers and employees and our subsidiaries to purchase our common shares. The stock options may be issued at the discretion of the Board of Directors and are exercisable for a period not exceeding five years. Stock Options granted to our employees and directors will vest in equal quarterly tranches, at the direction of the Board of Directors, subject to a minimum 18 month vesting period, in accordance with TSX policy, commencing from the date of grant of the Option. The exercise price may not be lower than the “discounted market price” being the last closing price of our shares on the day immediately preceding the date on which the directors grant and publicly announce the options, less the applicable discount from the market price in accordance with TSX policy, and will not otherwise be less than $0.10 per share. The Incentive Stock Option Plan provides that a person is entitled to have one or more stock options outstanding at a time.

         As at June 30, 2004, we had a total of 2,175,000 options approved for issuance. On December 10, 2004, our shareholders approved an amendment to our stock option plan, which increased the number of our common shares that have been allocated and reserved for use in our Incentive Stock Option Plan from 2,175,000 shares to 4,000,000 shares.

Equity Compensation Plan Information

         The following table sets forth information related to our equity compensation plans as of December 30, 2005:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

	(a)	(b)	(c)

Equity Compensation Plans approved	1,076,000 options	US $0.27	2,924,000
by security holders

Equity Compensation Plans not	Nil	Nil	Nil
approved by Security Holders

Total	1,076,000 options		2,924,000

Item 7 Major Shareholders and Related Party Transactions

7.A Major shareholders

         Share Ownership

         The following table shows, as of December 30, 2005, the information known by us regarding shareholders that beneficially own more than 5% of our outstanding common shares:

Name of Shareholder	Number of Shares	Percent

Hobson, Lorenze, Bowersock and Associates (1)	2,351,433	5.8%
Sabins TTEE - Sole Prop Profit Sharing Plan & Trust	2,400,000	6.0%

         As far as we know, we are not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements that may result in a change of our control.

         All of our shareholders have the same voting rights.

         As of December 30, 2005, 40,194,301 common shares were held of record by 2,078 registered holders. Of those holders, 1,136 had registered addresses in the United States and 689 had registered addresses in Canada. We are aware that many of our common shares are held of record by brokers and other nominees. Accordingly, the above numbers are not necessarily representative of the actual number of persons who are beneficial owners of our common stock or the number of our common stock beneficially held by such persons.

         We are not directly or indirectly owned or controlled by another corporation, any foreign government or by any other natural or legal person(s) severally or jointly.

         There are no arrangements, known to us, the operation of which may at a subsequent date result in a change of control of our company.

7.B Related party transactions

         During the period since the beginning of our preceding three financial years up to the date hereof, we entered into the following related party transactions:

         In December, 2005, we entered into an Employment Agreement with Steven R. Garman. See “Termination of Employment, Change in Responsibilities and Employment Contracts” above.

         In October, 2005, we completed a private placement Subscription Agreement under which certain parties purchased an aggregate of 4,641,667 units for a purchase price of $0.15 per share and a debt settlement of $36,250 to one of our directors. For more information regarding this agreement, see Note 12 of “Notes to Consolidated Financial Statements June 30, 2005"

         In the first quarter of 2006, we received $48,667 from the exercise of 243,333 warrants at an exercise price of $0.20. In the second quarter 2006, we received an additional $158,000 from the exercise of 789,999 warrants at an exercise price of $0.20.

         In May 25, 2005, we entered into an Investors Relations agreement with an arms-length party, Hobsen,

Lorenze, Bowersock and Associates, which required us to irrevocably issue 3,000,000 of our common shares, valued at $435,000, to the investor relations firm as follows:

•	1,500,000 shares within 5 days of the agreement date;

•	750,000 shares within 185 days of the agreement date; and

•	750,000 shares within 275 days of the agreement date.

         For more information regarding this Investor Relations agreement, see “Share capital subscribed” ” in Note 7 of “Notes to Consolidated Financial Statements June 30, 2005.”

         During the year ended June 30, 2005, we issued 170,454 common shares at $0.22 per share for proceeds of $37,500 pursuant to a private placement to our directors. For more information regarding this agreement, see “Share capital subscribed” in Note 7 of “Notes to Consolidated Financial Statements June 30, 2005.”

         During the year ended June 30, 2004, we issued 799,090 common shares at $0.22 per share for proceeds of $175,800; 40,000 common shares at $0.25 per share for proceeds of $10,000; and 390,000 common shares at $0.15 per share for proceeds of $58,500 pursuant to private placements to our directors.

         During the years ended June 30, 2005, 2004 and 2003, we incurred fees charged by our directors and our officers and their related companies. These transactions were in the normal course of operations and are measured at the exchange amount which was the amount established and agreed to by the related parties and are as follows:

	Years ended June 30,
	2005 $	2004 $	2003 $

Administration	253,142	155,867	205,834
Development costs	56,610	58,276	—
Financing costs and interests	45,313	—	—

	355,065	214,143	205,834

         For the period from July 1, 2003 to June 30, 2004, we paid $214,143 in consulting fees to directors and officers and former directors and officers of our company. As at June 30, 2004 and 2003, amounts of $246,336 and $142,827, respectively, were due to these directors and officers in respect of these fees, and included in accounts payable.

         In October 2003, we completed a common shares-for-debt conversion plan. Pursuant to this plan, Gemcore Communications Inc., a company controlled by Alan D. Graves, one of our Directors, received 40,081 of our common shares at the price of $0.32 to settle debt of $12,748 (Cdn$16,774).

         On June 20, 2003 we entered into a Services Agreement with True Horizon Marketing Inc., a company controlled by Steven R. Garman, for the provision of his professional services including services as our Chief Executive Officer and President. The agreement is further described under “Termination of Employment, Change in Responsibilities and Employment Contracts,” above.

         On September 10, 2002, we entered into a private placement Subscription Agreement with Billy Gene Parker, Jr. whereby Mr. Parker purchased 625,000 shares at $0.40 per share. Subsequent to the private placement, on November 13, 2002, Mr. Parker joined our Board of Directors.

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

7.C Interests of experts and counsel

Not applicable.

Item 8 Financial Information

8.A Consolidated statements and other financial information

Financial statements, audited by our independent auditor and accompanied by an audit report, comprised of:

•	Consolidated Balance Sheets as at June 30, 2005 and 2004;

•	Consolidated Statements of Operations and Deficit for the Years Ended June 30, 2005, 2004 and 2003;

•	Consolidated Statements of Cash Flows for the Years Ended June 30, 2005, 2004 and 2003; and

•	Consolidated Statement of Stockholder’s Deficiency for the Period July 1, 2002 to June 30, 2005;

•	Notes to Consolidated Financial Statements June 20, 2005.

are attached hereto and form a part hereof.

         We are not involved and have not been involved in any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability, including governmental proceedings pending or known to be contemplated.

         We have not, during our last three completed fiscal years, declared or paid any dividends on our common shares and do not currently intend to pay dividends. Earnings, if any, will be retained to finance further the growth and development of our business.

8.B Significant changes

         No significant changes have occurred since the date of our consolidated financial statement included in this Form 20-F. See “Item 5.D Trend Information.”

Item 9 The Offer and Listing

Markets

         Our common shares traded on the TSXV Venture Exchange (the “TSXV”) under the symbol QIIU.V until we voluntarily delisted from the TSXV on July 16, 2004. The TSXV was previously known as the Canadian Venture Exchange (the “CDNX”) prior to its acquisition by the Toronto Stock Exchange on May 29, 2001. The CDNX was the result of the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange on November 29, 2001. Prior to the establishment of the CDNX, our common shares traded on the Vancouver Stock Exchange (the ‘VSE”). The VSE, CDNX and TSXV are collectively referred to herein as the “TSXV”. The following table sets out the price history of our common shares on TSXV and its relevant predecessors for the periods indicated:

TSX Yearly Price History — Five most recent fiscal years

	Period	High	Low
Fiscal 2005	12 Month Period ended June 30, 2005	Nil	Nil
Fiscal 2004	12 Month Period ended June 30, 2004	US$0.50	Cdn$0.09
Fiscal 2003	12 Month Period ended June 30, 2003	US$0.50	Cdn$0.06
Fiscal 2002	12 Month Period ended June 30, 2002	Cdn$0.90	Cdn$0.18
Fiscal 2001	12 Month Period ended June 30, 2001	Cdn$5.05	Cdn$0.80

TSX Quarterly Price History - Two most recent fiscal years

	Period	High (US$)	Low (US$)
Fiscal 2005	Fourth Fiscal Quarter ended June 30, 2005	Nil	Nil
	Third Fiscal Quarter ended March 31, 2005	Nil	Nil
	Second Fiscal Quarter ended December 31, 2004	Nil	Nil
	First Fiscal Quarter ended September 30, 2004	0.34	0.23

Fiscal 2004	Fourth Fiscal Quarter ended June 30, 2004	0.46	0.25
	Third Fiscal Quarter ended March 31, 2004	0.40	0.19
	Second Fiscal Quarter ended December 31, 2003	0.37	0.15
	First Fiscal Quarter ended September 30, 2003	0.50	0.09

TSX Monthly Price History - Six most recent months prior to delisting

Period – 2004	High (US$)	Low (US$)
June	0.28	0.24
July -delisted on July 16,2004	0.26	0.18
August	—	—
September	—	—
October	—	—
November	—	—
December

Our common shares began trading in U.S. dollars on July 30, 2001.

         The following table sets out the price history of our common shares on the OTCBB from May 23, 2002, being the date our common shares commenced trading, and for the following periods indicated (in US dollars):

OTCBB Yearly Price History -Three most recent fiscal years

	Period	High (US$)	Low (US$)

Fiscal 2005	12 Month Period ended June 30, 2005	0.42	0.18
Fiscal 2004	12 Month Period ended June 30, 2004	0.48	0.11
Fiscal 2003	12 Month Period ended June 30, 2003	0.45	0.07

OTCBB Quarterly Price History - Two most recent fiscal years

	Period	High (US$)	Low (US$)

Fiscal 2005	First Fiscal Quarter ended September 30, 2005	0.27	0.12
	Second Fiscal Quarter ended December 31, 2005	0.20	0.11
	Third Fiscal Quarter ended March 31, 2004	0.25	0.12
	Fourth Fiscal Quarter ended June 30, 2004	0.42	0.17

Fiscal 2004	Fourth Fiscal Quarter ended June 30, 2004	0.46	0.25
	Third Fiscal Quarter ended March 31, 2004	0.42	0.18
	Second Fiscal Quarter ended December 31, 2003	0.41	0.16
	First Fiscal Quarter ended September 30, 2003	0.48	0.11

OTCBB Monthly Price History - Six most recent months

Period – 2005	High (US$)	Low (US$)

November	0.35	0.18

October	0.41	0.28

September	0.45	0.31

August	0.62	0.30

July	0.70	0.24

June	0.27	0.19

         Our common shares began trading on the Berlin Stock Exchange on March 23, 2000. During the year ended June 30, 2004 we requested to the Berlin Stock Exchange to cease all trading of our shares in that exchange.

Item 10 Additional Information

10.A Share capital

Not applicable.

10.B Memorandum and articles of association

The Memorandum and Articles of the Registrant and the related disclosure called for by this item are contained in, and incorporated by reference, in Item 10B of our previously filed Form 20-F as filed in January 2004.

10.C Material Contracts

Following are summaries of material contracts, other than those entered into in the ordinary course of business, we entered into for a period of no less than the two years preceding the date of this document:

Contract	Description

Form of Private Placement Subscription Agreement completed October, 2005	In October, 2005, we completed a private placement Subscription Agreement under which certain parties purchased an aggregate of 6,820,500 units for a purchase price of US $0.10 per unit.

Form of Private Placement Subscription Agreement completed October, 2005	In October, 2005, we completed a private placement Subscription Agreement under which certain parties purchased an aggregate of 4,641,667 units for a purchase price of US $0.15 per share and a debt settlement of $36,250 to one of our directors.

Investor Relations Agreement completed May, 2005	In May, 2005, we entered into an Investors Relations agreement with an arms-length party under which we agreed to issue 3,000,000 of our common shares having a value of $435,000 to specified parties.

Form of Private Placement Subscription Agreement completed November, 2004	In November, 2004, we completed a private placement Subscription Agreement under which certain parties purchased an aggregate of 2,727,273 units for a purchase price of US$0.22 per unit.

Form of Private Placement Subscription Agreement completed April, 2004	In April, 2004, we completed a private placement Subscription Agreement under which certain parties purchased an aggregate of 2,727,273 units for a purchase price of US$0.22 per unit.

Form of Private Placement Subscription Agreement completed November, 2003	In November, 2003, we completed a private placement Subscription Agreement under which certain parties purchased an aggregate of 869,000 units for a purchase price of US$0.25 per unit.

Form of Private Placement Subscription Agreement completed October, 2003	In October, 2003, we completed a private placement Subscription Agreement under which certain parties purchased an aggregate of 1,666,665 units for a purchase price of US$0.15 per unit.

10.D Exchange controls

         Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital. However, any dividends remitted to U.S. Holders, as defined below, will be subject to withholding tax. See “Item 10(E) — Taxation”.

         Except as provided in the Investment Canada Act, referred to below as the “Act”, there are no limitations specific to the rights of non-Canadians to hold or vote our common stock under the laws of Canada or in the our charter documents.

         Our management considers that the following general summary fairly describes those provisions of the Act pertinent to an investment by an American investor in us.

         The Act requires a non-Canadian making an investment which would result in the acquisition of control of our business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act. The notification procedure involves a brief statement of information about the investment of a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

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

         An American, as defined in the Act includes an individual who is an American national or a lawful, permanent resident of the United States, a government or government agency of the United States, an American-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither American-controlled nor Canadian-controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans. The higher thresholds for Americans do not apply if the Canadian business engages in activities in certain sectors such as oil, natural gas, uranium, financial services except insurance, transportation services or media activities.

         The Act specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities. Given the nature of our business and the size of its operations, management does not believe the Act would apply to an investment in our shares by a U.S. investor. The Act provides for civil penalties for non-compliance with any provision except breach of confidentiality or provision of false information, for which there are criminal penalties.

10.E Taxation

U.S. Federal Income Tax Consequences

         The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder, as defined below, arising from and relating to the acquisition, ownership and disposition of our common shares.

         This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local and foreign tax consequences of the acquisition, ownership and disposition of our common shares.

Scope of this Disclosure

Authorities

         This summary is based on the Internal Revenue Code of 1986, as amended, referred to below as the “Code,” Treasury Regulations, published Internal Revenue Service, referred to below as the “IRS,” rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, referred to below as the “Canada-U.S. Tax Convention,” and U.S. court decisions that are applicable as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

         For purposes of this summary, a “U.S. Holder” is a beneficial owner of our common shares that, for U.S. federal income tax purposes, is: (a) an individual who is a citizen or resident of the U.S.; (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia; (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

         A “non-U.S. Holder” is a beneficial owner of our common shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel or accountant regarding the U.S. federal, state and local and foreign tax consequences, including the potential application of and operation of any tax treaties of the acquisition, ownership and disposition of our common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

         This summary does not address the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that are liable for the alternative minimum tax under the Code; (e) U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) partners of partnerships that hold common shares or owners of other entities classified as partnerships or “pass-through” entities for U.S. federal income tax purposes that hold common shares; or (h) U.S. Holders that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state and local and foreign tax consequences of the acquisition, ownership and disposition of our common shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

         This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership and disposition of our common shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of our common shares. See “Taxation—Canadian Federal Income Tax Consequences” above.

Treaty Application to Certain Individual U.S. Holders

         An individual U.S. Holder who does not maintain a substantial presence, permanent home or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country, other than Canada, may be unable to benefit from the provisions of the Canada-U.S. Tax Convention. An individual U.S. Holder described immediately above should consult its own financial advisor, legal counsel or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of common shares

Distributions on Common Shares

General Taxation of Distributions

         A U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend, without reduction for any Canadian income tax withheld from such distribution, to the extent of our current or accumulated “earnings and profits.” To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our common shares and, (b) thereafter, as gain from the sale or exchange of such common shares. For a more detailed discussion, see “Disposition of Common Shares” below.

Reduced Tax Rates for Certain Dividends

         For taxable years beginning after December 31, 2002 and before January 1, 2009, any dividend we pay generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are deemed to be a “qualified foreign corporation,” as defined below; (b) the U.S. Holder receiving such dividend is an individual, estate or trust; and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” meaning the first date that a purchaser of such common shares will not be entitled to receive such dividend.

         We generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code, referred to below as “QFC”, if (a) we are incorporated in a possession of the U.S., (b) we are eligible for the benefits of the Canada-U.S. Tax Convention, or (c) our common shares are readily tradable on an established securities market in the U.S. However, even if we satisfy one or more of such requirements, we will not be treated as a QFC if we qualify as a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company,” as defined below, for the taxable year during which we pay a dividend or for the preceding taxable year.

         As discussed below, we believe that we are not a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company” (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). Accordingly, we believe that we should be a QFC. There can be no assurance, however, that the IRS will not challenge our determination concerning our QFC status or that we will be a QFC for the current or any future taxable year. If we are not a QFC, any dividend we pay to a U.S. Holder, including a U.S. Holder that is an individual, estate or trust, generally will be taxed at ordinary income tax rates and not at the preferential tax rates applicable to long-term capital gains. The dividend rules are complex and each U.S. Holder should consult its own financial advisor, legal counsel or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

         The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency, including an exchange for U.S. dollars.

Dividends Received Deduction

         Dividends paid on our common shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Disposition of Common Shares

         A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in our common shares sold or otherwise disposed. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the common shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of our common shares generally will be treated as “U.S. source” for purposes of the foreign tax credit rules. For a more detailed discussion, see “Foreign Tax Credit” below.

         Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate or trust. There currently are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

         A U.S. Holder who pays Canadian income tax, directly or through withholding, with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid, whether directly or through withholding, by a U.S. Holder during a year.

         Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income, including “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other categories of income. Dividends paid by us generally will constitute “foreign source” income and generally will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income.” In addition, a U.S. Holder that is a corporation and that owns 10% or more of our voting stock may, subject to complex limitations, be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to dividends paid by us. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

         Payments made within the U.S. of dividends on, and proceeds arising from certain sales or other taxable dispositions of, common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number, generally on Form W-9, (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

         If we are deemed to be a “foreign personal holding company,” a “foreign investment company,” a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of our common shares.

Foreign Personal Holding Company

         We generally will be a “foreign personal holding company” under Section 552 of the Code, referred to below as an “FPHC,” if: (a) at any time during a taxable year, more than 50% of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60%, or 50% in certain cases, or more of our gross income for such taxable year is FPHC income. “FPHC income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions.

         If we are deemed to be a FPHC, a U.S. Holder generally will be required to include in gross income of such U.S. Holder’s allocable portion of our “undistributed foreign personal holding company income,” as defined in Section 556 of the Code. We do not believe that we have previously been, or currently are, a FPHC. The FPHC rules are repealed for tax years of foreign corporations beginning after December 31, 2004, and for tax years of U.S. Holders with or within which such tax years of foreign corporations end.

Foreign Investment Company

         We generally will not be deemed a “foreign investment company” under Section 1246 of the Code, referred to below as an “FIC” if: (a) 50% or more of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code) and (b) we are (i) registered under the U.S. Investment Company Act of 1940, as amended, as a “management company” or a “unit investment trust” or (ii) engaged primarily in the business of investing, reinvesting or trading in securities, commodities or any interest in securities or commodities.

         If we are determined to be a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of common shares will be treated as ordinary income, rather than as capital gain. We do not believe that we have previously been, or currently are, a FIC. The FIC rules are repealed for tax years of foreign corporations beginning after December 31, 2004, and for tax years of U.S. Holders with or within which such tax years of foreign corporations end.

Controlled Foreign Corporation

         We generally will be a “controlled foreign corporation” under Section 957 of the Code, referred to below as a “CFC,” if more than 50% of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates or domestic trusts, (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of our outstanding shares, referred to below as a “10% Shareholder”.

         If we are deemed to be a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of our “subpart F income” (as defined in Section 952 of the Code) and (b) such 10% Shareholder’s pro rata share of our earnings invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of common shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of our “earnings and profits” that are attributable to such common shares. If we are deemed to be both a CFC and a “passive foreign investment company,” as defined below, we generally will be treated as a CFC, and not as a “passive foreign investment company,”with respect to any 10% Shareholder.

         We do not believe that we have previously been, or currently are, a CFC. However, there can be no assurance that we will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

         We generally will be a “passive foreign investment company” under Section 1297 of the Code, referred to below as a “PFIC,” if, for a taxable year (a) 75% or more of our gross income for such taxable year is passive income or (b) 50% or more of the assets held by us either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

         For purposes of the PFIC income test and assets test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, we will be treated as if we (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents or royalties that are received or accrued by us from a “related person,” as defined in Section 954(d)(3) of the Code, to the extent such items are properly allocable to the income of such related person that is not passive income.

         If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership and disposition of our common shares will depend on whether such U.S. Holder makes an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code, referred to below as a “QEF Election” or a mark-to-market election under Section 1296 of the Code, referred to below as a “Mark-to-Market Election.” A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

         Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our common shares, and any “excess distribution,” as defined in Section 1291(b) of the Code paid on our common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for our common shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for our common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

         A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our “net capital gain,” which will be taxed as long-term capital gain to such U.S. Holder, and (b) and our “ordinary earnings,” which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether we actually distribute such amounts to such U.S. Holder.

         A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the common shares are “marketable stock,” as defined in Section 1296(e) of the Code. A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in our common shares over (b) the fair market value of such common shares as of the close of such taxable year.

         We do not believe that we were a PFIC for the taxable year ended June 30, 2005. There can be no assurance, however, that the IRS will not challenge our determination concerning our PFIC status or that we will not be a PFIC for the current or any future taxable year.

         The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares.

10.F Dividends and paying agents

Not applicable.

10.G Statement by experts

Not applicable.

10.H Documents on display

         Copies of material contracts herein described may be examined at our head office located at Unit 101, 3820 Jacombs Road, Richmond, British Columbia, V6V 1Y6 during normal business hours. The documents referred to in this report can also be read the Securities and Exchange Commission public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

         WE ARE REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. REPORTS AND OTHER INFORMATION WE FILED WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC’S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE. AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AS A FOREIGN PRIVATE ISSUER, WE ARE NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

10.I Subsidiary information

Not applicable.

Item 11 Quantitative and Qualitative Disclosures About Market Risk

We do not believe we have any material exposure to interest or commodity risks. We do not own any derivative instruments, do not engage in any hedging transactions and do not have any outstanding long-term debt.

Item 12 Description of Securities Other Than Equity Securities

12.A Debt securities.

Not applicable.

12.B Warrants and rights

Not applicable.

12.C Other securities

Not applicable.

12.D American depositary shares

Not applicable.

PART II

Item 13 Defaults, dividends arrearages and delinquencies.

Not applicable.

Item 14 Material modifications to the rights of security holders and use of proceeds

Not applicable.

Item 15 Controls and Procedures

         Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, referred to below as the “Exchange Act”). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in the reports we file or submit under the Exchange Act.

         During the period covered by this annual report, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16

16.A Audit Committee Financial Expert

         All of the members of the Audit Committee are financially literate and the Board has determined that Mr Steve Garman meets the requirements of an “audit committee financial expert” as defined by the SEC. Mr. Garman is not an “independent director” as defined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or Section 121B of the American Stock Exchange Company Guide related to audit committee requirements for listed companies Mr. Garman received his Bachelor of Science Degree in Business Management and Administration from Indiana University’s Kelley School of Business in 1969. Mr. Garman has over 35 years of business experience in the international corporate environment and a diversified management background including senior executive positions in varied industries such as health care services, high tech medical devices, computer products, OEM manufacturing, and sports and recreation. He has held multi-million dollar P & L responsibility with Olympus America, Inc.

16.B Code of Ethics

         We developed, and our board subsequently adopted, a Code of Ethics to reflect SEC rules and other proposed regulations. The Code of Ethics governs the actions of and is applicable to all of our directors and officers and our subsidiary and its affiliates. The Code of Ethics deals with the following issues:

•	compliance with all the laws and regulations identified in the Code of Ethics;

•	corporate opportunities and conflicts of interest;

•	the quality of the public disclosures;

•	the protection and appropriate use of our properties;

•	the protection of confidential information and property;

•	fair behavior; and

•	compliance with insider trading and corrupt practices legislation;

         A copy of our Code of Ethics is filed as an exhibit to the 20-F for the year ended June 30, 2004, filed with the Securities & Exchange Commission on December 17, 2005. All interested investors may acquire a copy of our Code of Ethics free of charge by sending electronic mail to the attention of investor relations on our website at http://www.qisystems.ca.

         There have been no waivers to the Code of Ethics in the fiscal year ended June 30, 2005.

16.C Principal Accountant Fees and Services

         Amisano Hanson, Chartered Accountants, was our external auditor for the financial year ending June 30, 2005 and 2004 after being appointed on July 7, 2004. Wolrige Mahon, Chartered Accountants, was our external auditor for the fiscal year ended June 30, 2003.

         The following table charts the external auditors’ fees for each of the financial years ending June 30, 2005 and June 30, 2004 by category:

	Years ended June 30		Total (1)

	2005	2004

Audit Fees:	Cdn$29,755	Cdn$20,000	Cdn$49,755

Audit Related Fees (2)	Nil	Nil	Nil

Tax Fees (3)	Cdn$795	Nil	Cdn$795

All Other Fees (4)	Nil	Nil	Nil

Total	Cdn$30,550	Cdn$20,000	$50,550

(1)	Aggregate fees billed by the external auditor in each of the last two financial years.

(2)	Fees billed for assurances and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(3)	Aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning.

(4)	Aggregate fees for products and services provided other than the services reported under the three previous rows.

Pre-Approval Policies and Procedures

         The Audit Committee is responsible for reviewing all financial statements prior to approval by the board, all other disclosures containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting our internal controls, the results of internal and external audit plans, any recommendation affecting our internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on our financial statements and any litigation, claim or other contingency that could have a material effect upon our financial statements. In addition, the Audit Committee is responsible for assessing management’s programs and policies relating to the adequacy and effectiveness of internal controls over our accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer, the procedures undertaken in connection with their certifications for annual and quarterly filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for considering the appointment and remuneration of external auditors. The Audit Committee reports directly to the board of directors.

         Any services provided by our independent auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the fiscal year ended June 30, 2005, none of the fees paid to Amisano Hanson, Chartered Accountants, were approved pursuant to the de minimus exception.

16.D Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

Item 17 Financial Statements

         Reference is made to pages F-1 through F-18.

         The Report and Consolidated Financial Statements for the years ended June 30, 2005 and June 30, 2004 are reported by Amisano Hanson, Chartered Accountants and the 2003 Report and Consolidated Financial Statements for the year ended June 30, 2003 are reported on by Wolrige Mahon, Chartered Accountants, collectively referred to below as the Annual Statements. These Annual Statements were prepared in accordance with generally accepted accounting principles in Canada, which differ from general accepted accounting principles in the United States. See Note 14 to the Consolidated Financial Statements June 30, 2005.

         The following financial Statements and related Notes are included in this Item:

Item 18 Financial Statements

We have elected to provide financial statements pursuant to Item 17.

Item 19 Exhibits

Exhibit Number	Description
*1.1	Memorandum and Articles of Incorporation of the Company dated July 4, 1978
*1.2	Certificate for Jewel Resources Inc. changing name to Wkay Resources Inc. dated December 22, 1987
*1.3	Certificate for Wkay Resources Inc. changing name to Magnatron International Corp. dated October 18, 1990
*1.4	Certificate for Magnatron International Corp. changing name to Q I Technologies Corp. dated March 17, 1994
*1.5	Form 21 Special Resolutions filed December 22, 1987 with the British Columbia Registrar of Companies altering our authorized capital by consolidating every 2.5 common shares before consolidation into one consolidated common share; changing the name of the Company
*1.6	Form 21 Special Resolutions filed October 18, 1990 with the British Columbia Registrar of Companies to cancel and replace the Articles of the Company.
*1.7	Form 21 Special Resolutions filed March 17, 1994 with the British Columbia Registrar of Companies altering our authorized capital by consolidating every 5 common shares before consolidation into one consolidated common share; changing the name of the Company
*1.8	Directors’ Resolutions filed May 7, 1996 with the British Columbia Registrar of Companies, amending our share capital.
*1.9	Form 19 Special Resolutions filed November 1, 1999 with the British Columbia Registrar of Companies altering our authorized capital by subdividing each one common share into two common shares and increasing the authorized capital of the Company to
*4.1	Technology Acquisition Agreement dated March 14, 1995 between Robert Angus, Richard Murray and James D. Roberts and QI Technologies Corp.
*4.2	Escrow Agreement dated March 14, 1995 among Montreal Trust Company of Canada, QI Technologies Corp., Richard H. Murray, Robert Angus, James D. Roberts, Doug Brazier and J. Michael Page.Pooling Agreement dated April 15, 1995 among James D. Roberts,
*4.4	Allotted Shares Agreement dated August 16, 1995 among QI Technologies Corp. and Robert Angus, Richard Murray and James D. Roberts.
*4.5	Settlement Agreement dated March 31, 1999 among James D. Roberts, Robert M. Angus, Richard H. Murray, Brenda N. Angus, QI Technologies Corp., Equus Technologies Inc., Douglas C. Brazier, and J. Michael Page.
*4.6	Voluntary Pooling Agreement dated March 31, 1999 between Pacific Corporate Trust Company, QI Technologies corp. and James D. Roberts, Richard H. Murray, Robert M. Angus and Brenda N. Angus.
*4.7	Consulting Agreement dated July 1, 1995 between QI Technologies Corp. and James D. Roberts.
*4.8	Amendment to Consulting Agreement dated January 1, 1997 between QI Technologies Corp. and James D. Roberts.
*4.9	Management Services Agreement dated July 1, 1996 between QI Technologies Corp. and Douglas C. Brazier.
*4.10	Amendment to Management Services Agreement dated January 1, 1997 between QI Technologies Corp. and Douglas C. Brazier.
*4.11	QI Technologies Corp. Stock Option Plan.
*4.12	Form of Stock Option Agreement
*4.13	Employment Agreement dated April 20, 2000 between QI Technologies Corp. and Craig Jones.
*4.14	GPT License Agreement dated March 23, 1998.
**4.15	Purchase order dated October 31, 2000 related to slimline design purchase of 250 cash card reader systems
**4.16	Confidentiality agreement dated February 7, 1997 between QI Technologies Corp. and GPT Phone Systems
**4.17	Non-disclosure agreement dated June 8, 1999 between QI Technologies Corp. and Diebold, Incorporated
**4.18	Mutual confidentiality agreement dated February 7, 1997 between QI Technologies and Maytag appliances
*****4.26

**4.19	Mutual non disclosure agreement dated September 9, 1997 between QI Technologies and Mondex USA Services Limited Liability Company
**4.20	Visa Master confidentiality agreement dated November 10, 1998
***4.21	Termination Agreement dated April 28, 2000 between QI Technologies Corp. and Richard H. Murray.
***4.22	Employment Agreement dated May 1, 2002 between QI Technologies Corp. and Mesbah Taherzadeh.
***4.23	Private Placement Subscription Agreement dated September 10, 2002 between QI Systems Inc. and Billy Gene Parker Jr.
*****4.24	Memorandum of Understanding dated May 26, 2005 between Richard H. Murray, QI Systems Inc. and Matthew Yugovich
*****4.25	Advertising and Promotional Service Agreement dated March 25, 2005 between QI Systems Inc. and Hobson, Lorenze, Bowersock and Associates
*****4.26	Employment Agreement between QI Systems Inc. and QI Systems International, Inc. and Steven R. Garman dated December 21, 2005
*****8.1	List of subsidiaries
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a)
13.1	Section 906 of the Sarbanes-Oxley Act of 2002 Certification of Principal Executive Officer
13.2	Section 906 of the Sarbanes-Oxley Act of 2002 Certification of Principal Financial Officer
****16 B	Code of Ethics
*	Previously filed on Form 20-F filed on September 29, 2000 (SEC File No. 000-30948).

**	Previously filed on Form 20-F/A Amendment No. 1 filed on or about January 15, 2002.

***	Previously filed on Form 20-F filed on January 31, 2002

****	Previously filed on Form 20-F filed on December 17, 2004
*****	Previously filed on Form S-F filed on December 22, 2005

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: December 30, 2005 Executed at Colleyville, Texas, USA	QI SYSTEMS INC. ———————— Registrant “Steven R. Garman” ————————— By: Steven R. Garman, President

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
QI Systems Inc.

We have audited the consolidated balance sheets of QI Systems Inc. as at June 30, 2005 and 2004 and the consolidated statements of operations and deficit, cash flows and stockholders’ deficiency for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended June 30, 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 6, 2003.

Vancouver, Canada	“AMISANO HANSON”
October 7, 2005, except as to Notes 7 and 12, which are as of October 27, 2005	Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company designs and sells readers for use in cash payment systems and has a working capital deficiency, incurred substantial losses from operations and has not achieved positive cash flow, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Our report to the shareholders dated September 10, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“AMISANO HANSON”
October 7, 2005, except as to Notes 7 and 12, which are as of October 27, 2005	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE:	604-689-0188
VANCOUVER CANADA	FACSIMILE:	604-689-9773
V6C 2T7	E-MAIL:	amishan@telus.net
F-2

QI SYSTEMS INC. CONSOLIDATED BALANCE SHEETS As at June 30, 2005 and 2004 (Expressed in US Dollars)

	2005 $	2004 $

Assets
Current
Cash	59,950	12,158
Receivables	40,784	30,878
Share subscriptions receivable – Note 7	6,635	87,300
Prepaid expenses – Note 7	410,545	1,550
Inventory – Note 4	192,237	218,589

	710,151	350,475
Equipment – Note 5	9,106	12,481

	719,257	362,956

Liabilities
Current
Payables and accruals – Notes 6, 7, 11 and 12	808,094	515,168
Shareholder loans – Note 6	21,392	17,125
Deposits received	16,578	16,279

	846,064	548,572

Shareholders’ Deficiency	11,225,477	10,820,977

Share capital – Notes 7 and 12
Share capital subscribed – Notes 7 and 12	692,333	87,300
Contributed surplus – Note 7	260,318	203,169
Deficit	(12,218,019)	(11,235,840)
Cumulative translation adjustment	(86,916)	(61,222)

	(126,807)	(185,616)

	719,257	362,956

Nature and Continuance of Operations – Note 1 Commitments and Contingencies – Notes 7, 11 and 12 Subsequent Events – Notes 7, 11 and 12

Approved by the Directors:

“Steve Garman”	“Matthew Yugovich”

________________________________, Director	________________________________, Director
F-3

QI SYSTEMS INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT For the Years Ended June 30, 2005, 2004 and 2003 (Expressed in US Dollars)

	2005 $	2004 $	2003 $

Revenue	390,111	383,722	325,422

Cost of goods sold	216,652	75,320	84,742

	173,459	308,402	240,680

Expenses
Administration – Note 6	406,154	419,060	305,404
Amortization	3,375	4,697	5,974
Bad debt (recovery)	(131)	13,887	5,000
Corporate finance	—	116,166	—
Development costs – Note 6	269,997	284,190	341,154
Financing costs and interest – Notes 6 and 7	112,468	5,554	38,757
Investor relations – Notes 6 and 7	42,313	240,606	4,414
Marketing	221,683	207,782	171,911
Professional fees	65,102	59,500	78,415
Stock-based compensation – Note 7	57,149	203,169	—

	1,178,110	1,554,611	951,029

Operating loss	(1,004,651)	(1,246,209)	(710,349)
Interest income	—	—	174
Gain on settlement of debt	22,472	62,314	—

Net loss	(982,179)	(1,183,895)	(710,175)

Deficit, beginning of year	(11,235,840)	(10,051,945)	(9,341,770)

Deficit, end of year	(12,218,019)	(11,235,840)	(10,051,945)

Loss per share – basic and diluted – Note 10	(0.04)	(0.06)	(0.04)

QI SYSTEMS INC. CONSOLIDATED STATEMENT OF CASH FLOWS For the Years Ended June 30, 2005, 2004 and 2003 (Expressed in US Dollars)

	2005 $	2004 $	2003 $

Cash Flows related to Operating Activities
Net loss for the year	(982,179)	(1,183,895)	(710,175)
Adjustments to reconcile net loss used in Operations
Stock-based compensation	57,149	203,169	—
Investor relations expense	42,313	—	—
Finance fee	45,313	—	—
Gain on settlement of debt	(22,472)	(62,314)	—
Amortization	3,375	4,697	5,974

Changes in non-cash working capital items	(856,501)	(1,038,343)	(704,201)
Receivables	(9,906)	5,327	1,555
Prepaid expenses	(6,675)	7,778	(2,981)
Inventory	26,352	(30,255)	(45,164)
Payables and accruals	191,540	115,866	252,307
Deposits received	299	16,279	(25,000)

	(654,891)	(923,348)	(523,484)

Cash Flows related to Investing Activity
Investment in capital assets	—	—	(1,310)

Cash Flows related to Financing Activities
Proceeds from (repayment of) shareholder loans	4,267	(90,559)	119,500
Proceeds from share issuances, net of issue costs	397,865	970,450	335,979
Proceeds from share capital subscribed	248,270	—	—

	650,402	879,891	455,479

Effect of foreign currency translation on cash	52,281	64,465	(23,496)

Net increase (decrease) in cash	47,792	21,008	(92,811)
Cash (cash deficiency), beginning	12,158	(8,850)	83,961

Cash (cash deficiency), ending	59,950	12,158	(8,850)

Supplementary cash flow information:
Interest received	—	—	174
Interest paid	(909)	(1,849)	(6,831)
Income taxes paid	—	—	—

Non-cash Transactions – Note 15
F-5

QI SYSTEMS INC. CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIENCY For the Period July 1, 2002 to June 30, 2005 (Expressed in US Dollars)

	Common Shares		Share Capital Subscribed	Contributed Surplus	Accumulated Deficit	Cumulative Translation Adjustment	Stockholders’ Equity (Deficiency)
	Number	Amount

Balance, June 30, 2002	12,280,168	$7,967,877	$—	$—	$(9,341,770)	$(34,211)	$(1,408,104)
Issued for cash:
Private placements	2,131,333	707,794	—	—	—	—	707,794
Issued in settlement for debt:						—
Shareholder loan	1,000,000	326,415	—	—	—	—	326,415
Trade accounts payable	770,000	253,600	—	—	—	—	253,600
Warrants transferred to share capital	—	164,000	—	—	—	—	164,000
Foreign currency translation adjustment	—	—	—	—	—	(23,496)	(23,496)
Net loss	—	—	—	—	(710,175)	—	(710,175)

Balance, June 30, 2003	16,363,501	9,419,686	—	—	(10,051,945)	(57,707)	(689,966)
Issued for cash pursuant to private placements	4,866,120	979,950	—	—	—	—	979,950
Subscriptions received	—	—	87,300	—	—	—	87,300
Exercise of warrants for cash	20,000	8,000	—	—	—	—	8,000
Issued in settlement for debt	1,176,977	413,341	—	—	—	—	413,341
Stock-based compensation	—	—	—	203,169	—	—	203,169
Foreign currency translation adjustment	—	—	—	—	—	(3,515)	(3,515)
Net loss	—	—	—	—	(1,183,895)	—	(1,183,895)

Balance, June 30, 2004	22,426,598	10,820,977	87,300	203,169	(11,235,840)	(61,222)	(185,616)
Issued for cash pursuant to private placements	1,760,455	387,300	(87,300)	—	—	—	300,000
Subscriptions received	—	—	714,363	—	—	—	714,363
Share issue costs	—	—	(22,030)	—	—	—	(22,030)
Exercise of warrants for cash	43,000	17,200	—	—	—	—	17,200
Stock-based compensation	—	—	—	57,149	—	—	57,149
Foreign currency translation adjustment	—	—	—	—	—	(25,694)	(25,694)
Net loss	—	—	—	—	(982,179)	—	(982,179)

Balance, June 30, 2005	24,230,053	$11,225,477	$692,333	$260,318	$(12,218,019)	$(86,916)	$(126,807)

QI SYSTEMS INC. Notes to the Consolidated Financial Statements June 30, 2005 (Expressed in US Dollars)
Note 1	Nature and Continuance of Operations

QI Systems Inc. (“QI” or “the Company”) was incorporated in 1978 under the British Columbia Company Act. The Company manufactures, designs and sells readers that allow the use of cash payment systems for self-serve applications such as vending, gaming, laundromat machines, transit fare collection systems and newspaper vending machines.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. The use of such principles may not be appropriate because as at June 30, 2005, there was substantial doubt that the Company would be able to continue as a going concern.

The Company has accumulated a deficit of $12,218,019 since inception, has yet to achieve profitable operations and has a working capital deficiency of $135,913 at June 30, 2005. The Company requires additional capital and revenue sources. The outcome of these matters cannot be predicted with any certainty at this time. The Company has historically satisfied its capital needs by issuing equity securities. These financial statements do not give effect to any adjustments and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

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

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, QI Systems International Inc., incorporated under the laws of the State of Texas, and Magnatron Inc. (inactive), incorporated under the laws of the State of Nevada. All inter-company transactions have been eliminated.

Amortization of Equipment

Equipment is carried at cost less accumulated amortization. Amortization is calculated using the following annual rates and method:

Furniture and fixtures	- 20% declining balance
Computer equipment	- 30% declining balance

In the year of acquisition amortization is provided for at one-half the annual rate.

Inventories and Cost of Goods Sold

The Company records inventories at the lower of cost, calculated on a weighted average basis, and estimated net realizable value.

Cost of goods sold comprises materials, direct labour and direct overhead expenditures incurred in the production process.

Revenue Recognition

Revenues are derived primarily from equipment sales and non-recurring engineering fees. Revenue is recognized upon delivery of equipment and completion of non-recurring engineering work and collection is reasonably assured. Service, installation and contract revenue is recognized upon completion and acceptance and collection is reasonably assured.

Development Costs

Development costs include on-going research and development of the modular payment systems. Development costs are expensed as incurred unless they meet the criteria for deferral under the Canadian generally accepted accounting principles.

Foreign Currency Translation

The Company’s functional currency is Canadian dollars (“CDN dollars”). Monetary items denominated in a foreign currency other than CDN dollars are translated into CDN dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

The Company’s reporting currency is United States dollars (“US dollars”) and CDN dollar amounts are translated using the current rate method. Assets and liabilities are translated at exchange rates prevailing at the balance sheet date and revenue expense items at actual or average exchange rates for the year. Translation adjustments arising from changes in exchange rates are accounted for as a separate component of shareholders’ equity as the cumulative translation adjustment.

Income Taxes

The Company records income taxes in accordance with the Canadian Institute of Chartered Accountants’ recommendations for accounting for income taxes. Under these recommendations current income taxes recognize the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax basis and the accounting basis of assets and liabilities, as well as for the benefits of losses available to be carried forward to future years for tax purposes that are more likely-than-not to be realized.

Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 7. Effective for the year ending June 30, 2004, the Company adopted, on a prospective basis, the fair value method of accounting for stock options granted to employees, consultants and directors. Compensation expense is recognized over the options’ vesting period.

The Company recognizes an expense for the fair value of options granted. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. The Company uses the Black-Scholes option pricing model to value stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

Warrants

Consideration received on the exercise of warrants or purchase of stock is credited to share capital.

Detachable warrants are allocated a portion of the proceeds from debt or share issues based on fair values and included in additional paid-in capital warrants until the warrants are exercised or expired.

Note 3	Financial Instruments

The fair value of the Company’s cash, receivables, payables and accruals, shareholder loans and deposits approximates their carrying amount due to the relatively short periods to maturity of the instruments.

The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent losses. For other debts, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

The Company is exposed to fluctuations in foreign currencies through accounts receivable and accounts payable to be settled in Canadian dollars. The Company monitors this exposure, but had no hedge positions at June 30, 2005 or 2004.

Note 4	Inventory

	2005 $	2006 $

Raw materials	125,516	163,748
Finished goods	66,721	54,841

	192,237	218,589

Note 5	Equipment

	Cost $	2005 Accumulated Amortization $	Net $	Cost $	2004 Accumulated Amortization $	Net $

Furniture and fixtures	22,268	19,315	2,953	22,268	18,578	3,690
Computer equipment	74,049	67,896	6,153	74,049	65,258	8,791
	96,317	87,211	9,106	96,317	83,836	12,481

Note 6	Related Party Transactions and Balances – Notes 7 and 12

During the years ended June 30, 2005, 2004 and 2003, the Company incurred fees charged by directors and officers of the Company and their related companies. These transactions are in the normal course of operations and are measured at the exchange amount which was the amount established and agreed to by the related parties and are as follows:

	Years ended June 30,
	2005 $	2004 $	2003 $

Administration	253,142	155,867	205,834
Development costs	56,610	58,276	—
Financing costs and interests	45,313	—	—

	355,065	214,143	205,834

As at June 30, 2005, included in payables and accruals was $372,514 (2004: $246,336) due to directors and officers of the Company and former directors and officers of the Company relating to the above expenses. Included in shareholders loans is $2,494 due to a director of the Company. These loans are unsecured, non-interest bearing and have no repayment terms.

During the year ended June 30, 2005, the Company issued 170,454 common shares at $0.22 per share for proceeds of $37,500 pursuant to a private placement to directors of the Company.

Note 7	Share Capital and Contributed Surplus – Note 12

Authorized:

200,000,000 common shares with no par value

Shares Issued:

During the year ended June 30, 2005 the Company:

•	Issued 396,819 common shares for proceeds of $87,300 pursuant to a private placement completed on April 1, 2004. The shares had been accounted for as share capital subscribed at June 30, 2004.

•	Completed a private placement for proceeds of $300,000. The placement consisted of 1,363,636 units at $0.22 per unit; each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.30 per share prior to November 17, 2006.

During the year ended June 30, 2004 the Company:

•	Completed a private placement for proceeds of $250,000. The placement consisted of 1,666,665 units at $0.15 per unit; each unit comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.20 per share prior to October 27, 2005.

•	Issued 1,176,977 common shares to settle debt of $413,341 at an average price of $0.35 per share.

•	Completed a private placement for proceeds of $217,250. The placement consisted of 869,000 units at $0.25 per unit; each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.35 prior to
F-10

November 17, 2005.

•
Completed a private placement for proceeds of $512,700. The placement consisted of 2,727,273 units at $0.22 per unit; each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.30 per share prior to April 1, 2006.

Commitments:

Share capital subscribed:

As at June 30, 2005, proceeds of $120,300 representing 1,203,000 shares at $0.10 per share had been received by the Company as subscription for a private placement to be completed subsequent to June 30, 2005 (Note 12). The Company paid $12,030 in share issuance costs related to these subscriptions.

As at June 30, 2005, proceeds of $150,000 representing 1,000,000 shares at $0.15 per share had been received by the Company as subscription for a private placement to be completed subsequent to June 30, 2005 (Note 12). The Company paid $10,000 in share issuance costs related to this private placement.

As at June 30, 2005, the Company had a share subscriptions receivable of $6,635 with respect to 30,160 common shares issued to a director of the Company at $0.22 per share pursuant to a private placement. This subscription was paid subsequent to June 30, 2005.

As at June 30, 2004, the Company had a share subscriptions receivable of $87,300 with respect to 396,818 common shares issued at $0.22 per share pursuant to a private placement. This subscription was paid during the year ended June 30, 2005.

On May 25, 2005, the Company entered into an Investors Relations agreement with an arms-length party which requires the Company to irrevocably issue 3,000,000 common shares of the Company, valued at $435,000, to the investor relations firm (“IR”) as follows:

•	1,500,000 shares within 5 days of the agreement date;

•	750,000 shares within 185 days of the agreement date and,

•	750,000 shares within 275 days of the agreement date.

One half of the shares issued at each date are to contain an escrow trading restriction until May 26, 2006.

Pursuant to this agreement, a shareholder and an officer of the Company loaned the Company 750,000 free trading shares which were delivered to IR prior to June 30, 2005 on behalf of the Company for the following consideration:

•
Debt of $36,250 (included in accounts payable and accruals at June 30, 2005) for 250,000 common shares delivered to IR by a shareholder of the Company. This debt was settled by a private placement completed subsequent to June 30, 2005 (Note 12); and

•
500,000 common shares to be issued for 500,000 common shares delivered to IR by an officer of the Company. In addition, the Company agreed to issue a further 312,500 common shares, valued at $45,313, to this officer as a financing fee.

The Company has recorded the commitment of 3,000,000 common shares ($435,000) as a prepaid investor relations expense to be expensed over the term of the agreement, to May 26, 2006. In this regard, at June 30, 2005, the Company had expensed $42,313 as investor relation fees.

Subsequent to June 30, 2005, the Company issued the remaining 750,000 shares to IR and the 812,500 shares to the officer of the Company and also placed 1,500,000 shares in escrow, all pursuant to the above noted agreement.

Warrants

Share purchase warrants outstanding to acquire an equal number of common shares as of June 30, 2005 are as follows:

Number of Warrants	Exercise Price	Expiry Date

1,666,665	$ 0.20	October 27, 2005
869,000	$ 0.35	November 17, 2005
2,727,273	$ 0.30	April 1, 2006
1,363,636	$ 0.30	November 17, 2006

6,626,574

Subsequent to June 30, 2005, 633,333 warrants expired unexercised.

Escrow Shares

Issued share capital includes 750,000 shares held in escrow subject to release at the direction of the British Columbia Securities Commission.

Stock Options

The Company issues stock options as approved by the board of directors to employees, consultants and directors. Options are issued at the average trading price of the 10 days preceding the grant date as a minimum and may be granted for periods of up to five years. The vesting schedule for each grant is determined by the board of directors. As at June 30, 2005 the total number of options approved for issue is 2,175,000, of which no more than 1,085,000 options may be granted to insiders.
F-12

A summary of the status of the Company’s stock option plan as of June 30, 2005 and 2004, and changes during the years ending on those dates, is presented below:

	2005			2004

	Number Of Options	Weighted Average Exercise Price		Number Of Options	Weighted Average Exercise Price
		US$	CDN$		US$	CDN$

Outstanding, beginning of Year	1,298,000	0.83	1.11	1,507,500	0.81	1.25
Granted	879,500	0.15	0.18	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	(397,000)	1.25	1.54	(209,500)	1.18	1.59

Outstanding, end of year	1,780,500	0.43	0.53	1,298,000	0.83	1.11

Options Outstanding				Options Exercisable

		Number Outstanding at June 30, 2005	Weighted Average Remaining Contractual Life (Years)	Number Exercisable at June 30, 2005
Exercise Price

US$	CDN$

0.15	0.18	879,500	4.51	439,750
0.50	0.61	300,000	2.82	300,000
0.50	0.61	434,000	2.50	434,000
1.63	2.00	167,000	0.48	167,000

		1,780,500	3.36	1,340,750

The options expire at various dates between December 22, 2005 and December 31, 2009 and are exercisable at amounts ranging from $0.15 to $1.63.

During the years ended June 30, 2005 and 2004 the Company expensed the stock option benefit of $57,149 and $203,169 respectively, which were estimated using the Black Scholes Option Pricing Model over the vesting term, with the following assumptions:

	2005	2004

Risk free rate	3.8%	4.06% - 4.20%
Dividend yield	0%	0%
Expected volatility	115%	69% - 703%
Weighted average expected stock option life	5 years	2 – 5 years
F-13

Note 8	Segmented Information

The Company operates in one business segment: the development, manufacture and installation of unattended smartcard applications.

Revenues by country are as follows:

	2005 $	2004 $	2003 $

Canada	273,194	267,970	175,505
United States	116,917	115,752	149,317
United Kingdom	—	—	600

	390,111	383,722	325,422

All capital assets are located in Canada.

During the year ended June 30, 2005, one customer accounted for 60% of revenues.

During the year ended June 30, 2004, one customer accounted for 63% of revenues.

During the year ended June 30, 2003, three customers accounted for 48%, 24% and 11% of revenues respectively.

Note 9	Income Taxes

The Company has accumulated non-capital losses in Canada totalling $7,018,574 and non-capital losses in the United States totalling $154,281 for income tax purposes, which may be deducted in the calculation of taxable income in future years. The losses expire as follows:

	Canada $	United States $

2006	1,025,284	—
2007	991,993	—
2008	1,248,591	—
2009	1,159,337	—
2010	842,684	—
2011	984,063	—
2012	766,622	—
2025	—	154,281

	7,018,574	154,281

In addition, the Company has incurred scientific research and experimental development expenditures (SR&ED) of approximately $2,232,625 for income tax purposes which may be carried forward indefinitely and deducted in the calculation of taxable income in future years.

The Company has also accumulated non-refundable investment tax credits of $513,622 which may be applied against taxes payable in future years, and which expire at various dates commencing 2006.

These amounts are subject to review and revision by tax authorities and the potential tax benefit which may result from future application of the losses, SR&ED expenditures, non-refundable investment tax credits, and capital cost allowance is not reflected in these financial statements. The Company’s future tax assets and liabilities at enacted corporation tax rates are as follows:

F-14

	2005	2004

Canadian federal and provincial tax rates	35.62%	35.62%
Unites States rate	15.00%	—
Income tax recovery based on statutory rates:
Losses carried forward	$2,523,158	$2,427,441
Scientific research and experimental development expenditures	796,922	766,666
Investment tax credit	513,622	467,850
Valuation allowance for future income tax assets	(3,833,702)	(3,661,957)

	$—	$—

Management considers it more-likely-than-not that the amounts will not be utilized and, accordingly, a full valuation allowance has been applied.

Note 10	Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year of 23,674,454 shares (2004: 19,445,139 shares; 2003: 16,046,378 shares). Fully diluted per share amounts are not presented as the effect of outstanding options and warrants is anti-dilutive.

Note 11	Commitments and Contingencies – Note 12

Obligations under the operating lease on the office premises are:

$

2006	57,684
2007	52,877

110,561

The Company is party to a settlement agreement, dated March 31, 1999, between various shareholders and directors of the Company. As a condition of this settlement, and in exchange for certain rights relating to the intangible assets of the Company, the Company has agreed to indemnify certain shareholders against potential tax liabilities and related incidental costs that may result on the transfer of escrow shares as determined in the settlement agreement. The amount of the potential liability is not determinable, and accordingly, no provision has been made in these financial statements. To date, no claims have been made.

During the year ended June 30, 2003, a former director and officer of the Company filed a complaint under the Employment Standards Act for fees of $130,445 plus interest. In September 2004, the Company settled this claim for $100,000 payable as to $8,333 per month beginning September 15, 2004. The former director and officer of the Company has been granted security for the claim against accounts receivable and the Company accrued an adequate provision included in the payables and accruals for the settlement. Subsequent to June 30, 2005 the claim was paid in full and all claims against the Company’s assets were discharged.

Various other claims by suppliers and professionals for unpaid balances are pending against the Company and, in management’s opinion, these claims are unfounded and no provision has been made in the financial statements. These claims total approximately $12,450.

Note 12	Subsequent Events – Notes 7 and 11

Subsequent to June 30, 2005:
F-15

The Company completed a private placement of 6,820,500 units at $0.10 per unit for gross proceeds of $682,050. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.25 per share. The warrants expire on August 31, 2006. In connection with this placement the Company paid $68,205 in cash and issued 150,000 common shares as commissions. At June 30, 2005, the Company had received $120,300 as subscriptions for this placement.

The Company completed a private placement of 4,641,667 units at $0.15 per share for gross proceeds of $660,000 and a debt settlement of $36,250 to a director of the Company included in payables and accruals at June 30, 2005. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.30 per share. The warrants expire on August 31, 2007. In connection with the private placement the Company incurred share issuance costs of $10,000, which was included in payables and accruals at June 30, 2005. At June 30, 2005, the company had received $150,000 as subscriptions for this placement.

The Company issued 1,033,332 common shares pursuant to the exercise of share purchase warrants at $0.20 per share for total proceeds of $206,666. The remaining 633,333 share purchase warrants exercisable at $0.20 per share expired unexercised.

The Company entered into a premise lease agreement until December 2008 which requires monthly lease payments of $2,032 for a total commitment of $73,152.

The Company entered into a consulting agreement for $5,000 per month to June 30, 2006 for a total commitment of $60,000.

Note 13	Comparative Figures

Certain comparative figures for the years ended June 30, 2004 and 2003 have been reclassified to conform to the financial statement presentation adopted for the year ended June 30, 2005.

Note 14	Differences Between Generally Accepted Accounting Principles in Canada and the United States

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which differ in certain measurement respects with accounting principles generally accepted in the United States (US GAAP).

Had the Company followed US GAAP, the consolidated statement of shareholder’s equity (deficiency) under US GAAP would have been reported as follows:

	2005 $	2004 $

Share Capital
Common shares	11,225,477	10,820,977
Additional capital – stock options	1,410,984	805,469
Deferred compensation expenses	—	(56,667)

	12,636,461	11,569,779

Accumulated other comprehensive loss	(86,916)	(61,222)

Accumulated Deficit
Balance, beginning of year	(11,682,087)	(10,499,235)
Loss for the year	(982,179)	(1,183,895)

	(12,664,266)	(11,683,130)

	(114,721)	(174,573)

Had the Company followed US GAAP, the consolidated statements of operations would be the same as under Canadian GAAP after giving effect to the change in stock-based compensation discussed below.
F-16

Had the Company followed US GAAP, it would have reported consolidated statements of comprehensive loss within the financial statements as follows:

	2005 $	2004 $	2003 $

Loss for the year under Canadian and US GAAP	(982,179)	(1,183,895)	(710,175)
Foreign currency translation adjustment	(25,694)	(3,515)	(23,496)

Comprehensive loss under US GAAP	(1,007,873)	(1,187,410)	(733,671)

Loss per common share – basic and diluted
Canadian GAAP	(0.04)	(0.06)	(0.04)
US GAAP	(0.04)	(0.06)	(0.05)

Had the Company followed US GAAP, it would have reported consolidated statements of cash flows within the financial statements as follows:

	2005 $	2004 $	2003 $

Cash flows from operating activities
Net loss for the year under US GAAP	(982,179)	(1,183,895)	(710,175)
Items not affecting cash
Stock-based compensation	57,149	203,169	—
Investor relations expense	42,313	—	—
Finance fee	45,313	—	—
Gain on settlement of debt	(22,472)	(62,314)	—
Amortization	3,375	4,697	5,974
Changes in non-cash working capital
Receivables	(9,906)	5,327	1,555
Prepaid expenses	(6,675)	7,778	(2,981)
Inventory	26,352	(30,255)	(45164)
Payable and accruals	191,540	115,866	252,307
Deposits received	299	16,279	(25,000)

Operating activities under US GAAP	(654,891)	(923,348)	(523,484)

Stock-based Compensation

Under Canadian GAAP, effective for fiscal years beginning on or after January 1, 2002, all public companies were required to adopt recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian stock-based compensation. Under these requirements, all stock-based payments to non-employees and direct awards of stock to employees need to be accounted for using a fair value based method of accounting. However, the new standard allowed the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company elected to apply the pro forma disclosure provisions of the new standard to awards granted to employees on or after July 1, 2002 for both US and Canadian GAAP. For the year ended June 30, 2004, however, the Company elected to follow the fair value method of accounting for stock options granted to employees for both US and Canadian GAAP. This will result in a charge to income in respect of the fair value of such options.

For fiscal years prior to June 30, 2003 under US GAAP, the Company used the intrinsic value method as described in APB 25, “Accounting for Stock Issued to Employees”, to recognize compensation cost on options granted to directors and employees. Under this method, the difference between the market price of the stock on the date of the grant and the exercise price of the stock options is expensed as compensation cost over the period from the date of the grant to the date the option is first exercisable. For options issued to consultants, the Company adopted the fair value method of accounting for

F-17

stock-based compensation. This requires the options to be valued on the date of grant using the Black-Scholes option pricing method as prescribed by FAS 123. Under Canadian GAAP, prior to June 30, 2002 the Company did not record this stock-based compensation.

Comprehensive Income

US GAAP requires disclosure of comprehensive income which, for the Company, is net income (loss) under US GAAP plus the change in unrealized foreign exchange gains (losses) shown as cumulative translation adjustments under US GAAP.

The concept of comprehensive income is not required to be disclosed under Canadian GAAP.

New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Note 15	Non-cash Transactions

Investing and financing activities that do not have an impact on current cash flows are excluded from the statement of cash flows.

During the year ended June 30, 2005, the share capital subscribed includes $444,063 as consideration for investor relations services.

During the year ended June 30, 2004, the Company issued common shares of the Company as settlement of accounts payable totalling $413,341.

These transactions have been excluded from the statement of cash flows.
F-18