Form 20-F
period 2006-06-30
QI SYSTEMS INC
filed 2006-12-18
CIK 1125672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 2006
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period [ ] from to [ ]
or
☐	Shell Company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report [    ]

Commission file number 000-30948

 QI Systems Inc.
(Exact name of Registrant as specified in its charter)

Delaware
(Jurisdiction of incorporation)

609 Cheek Sparger Road, Suite 300, Colleyville, TX 76034
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act:

Common stock, $.001 par value.
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report.

44,834,629 shares of common stock, $.001 par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☒    No ☐

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.     Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐ No  ☒

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☒ Not Applicable         Yes ☐  No ☐

EXPLANATORY NOTE

We are filing this annual report for the fiscal year ended June 30, 2006 on Form 20-F pursuant to General Instruction A of Form 20-F. For the entire fiscal year ended June 30, 2006, we were a “foreign private issuer,” as that term is defined in Rule 3b-4, promulgated under the Securities Exchange Act of 1934, as amended. On July 1, 2006, the first day of our 2007 fiscal year, we changed our jurisdiction of incorporation, or domesticated, from the Province of British Columbia, Canada to the State of Delaware. Because we were a “foreign private issuer” for the entire period covered by this report, we are required to file our annual report for our fiscal year ended June 30, 2006 on Form 20-F, and not on Form 10-KSB. We plan to file future annual reports on Form 10-KSB, as long as we qualify to use such form.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report on Form 20-F contains forward looking statements. Except for statements of historical fact, specified information contained in this annual report may constitute “forward-looking statements,” including without limitation, statements based on the beliefs, opinions and expectations of our management; statements related to projections, estimates and future trends; and statements containing the words “believes,” “anticipates,” “intends,” “expects,” “estimates”, “projected”, “may”, “should”, “could” and words of similar import, and all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any of our future results or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

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

•
other risks and uncertainties described in “Key Information,” “Information on the Company,” “Operating and Financial Review and Projects” and “Quantitative and Qualitative Disclosures about Market Risk.”

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

The following table sets forth selected financial data regarding our consolidated operating results and financial position. The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada, referred to below as “Canadian GAAP.” For reconciliation to accounting principles generally accepted in the United States, referred to below as “US GAAP,” see Note 14 to our Consolidated Financial statements dated June 30, 2006. The following selected financial data is qualified in their entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this annual report. The selected financial data is expressed in United States dollars, in accordance with Canadian GAAP.

	Year Ended June 30
	2006 (US$)	2005 (US$)	2004 (US$)	2003 (US$)	2002 (US$)
Revenue	406,168	390,111	383,722	325,422	152,985
Costs of Goods Sold	239,933	216,652	75,320	84,742	147,452
Net Revenue	166,238	173,459	308,402	240,680	5,533
General & Administrative Expenses	2,010,442	1,232,497	1,554,611	951,029	972,099
Net Gain (Loss) fromContinuing Operations
Canadian GAAP	(1,789,433)	(1,036,566)	(1,183,895)	(710,175)	(966,440)
US GAAP	(1,789,433)	(1,036,566)	(1,183,895)	(710,175)	(966,440)
Net Loss per Share
Canadian GAAP	0.05	0.04	0.06	0.05	0.08
US GAAP	0.05	0.04	0.06	0.05	0.08
Working Capital
(Deficiency)	98,668	(135,913)	(198,097)	(707,137)	(78,130)
Total Assets	516,670	719,257	362,956	251,027	1,109,056
Total Liabilities	384,322	846,064	548,572	940,993	1,165,351
Shareholders’ Equity
(Deficiency)
Canadian GAAP	132,348	(126,807)	(185,616)	(689,966)	(56,295)
US GAAP	132,348	(126,807)	(174,573)	(679,966)	(56,295)
Long-term Obligations	Nil	Nil	Nil	Nil	Nil
Outstanding
Number of Shares	42,095,756	24,230,053	22,246,598	16,363,501	12,280,168
Dividends Declared	Nil	Nil	Nil	Nil	Nil

We have not paid dividends on our shares and do not anticipate doing so for the foreseeable future. The declaration of dividends on our common shares is within the discretion of our board of directors and will depend upon, among other factors, our earnings, our capital requirements and our operating and financial condition.

Currency and Exchange Rates

The following tables set out the exchange rates for one Canadian dollar, represented by the symbol, “Cdn$”, expressed in terms of one United States dollar, represented by the symbol, “$”, derived from the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

The high and low exchange rates for each month during the previous six months are as follows (Canadian dollars per United States $1.00):

Month	High	Low

	Cdn $	Cdn $
November 2006	1.1458	1.1275
October 2006	1.1384	1.1154
September 2006	1.1272	1.1052
August 2006	1.1312	1.1066
July 2006	1.1415	1.1112
June 2006	1.1241	1.0991

The average closing exchange rates for each of our five previous fiscal years ended June 30 are as follows:

Fiscal Year Ended	Average

Cdn$
June 30, 2006	1.16
June 30, 2005	1.24
June 30, 2004	1.34
June 30, 2003	1.51
June 30, 2002	1.57
June 30, 2001	1.52

On November 30, 2006, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was $0.87 (US $1.00 equals Cdn $1.14).

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

Additionally, potential competitors with established market shares and greater financial resources may introduce competing products. Thus, there can be no assurance that we will be able to compete successfully in the future or that competition will not have a material adverse effect on the results of our operations.

We have a history of losses, expect future losses and may never achieve profitability.

We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future. As of June 30, 2006, we had an accumulated deficit of $14,061,839, and we incurred a net loss in fiscal 2006 of $1,789,433. As of June 30, 2005, we had an accumulated deficit of $12,272,406, and we incurred a net loss in fiscal 2005 of $1,036,566. As of June 30, 2004 and June 30, 2003, we had an accumulated deficit of $11,235,840 and $10,051,945, respectively. We incurred net losses of $1,183,895 in fiscal 2004, $710,175 in fiscal 2003, $966,440 in fiscal 2002 and $1,066,772 in fiscal 2001. We expect that we may continue to incur losses in future years.

A relatively high percentage of our expenses are typically fixed in the short term. Our gross revenues net of cost of goods sold for each of the years ended June 30, 2006, 2005, 2004, 2003 and 2002 were $166,235, $173,459, $308,402, $240,680 and $5,533, respectively, while our general and administrative operating expenses for the same periods were $2,010,442, $1,232,497, $1,554,611, $951,029 and $972,099, respectively. We expect our general and administrative operating expenses to increase in future periods as we increase our efforts to market and commercialize our products. To the extent that we are unable to increase net revenues significantly, we will continue to incur losses. It is possible that our revenues will grow more slowly than we anticipate or that operating expenses will exceed our expectations.

We have a limited operating history in the Cash Card industry; therefore, evaluation of our future prospects is difficult.

We commenced our current business of developing Cash Card technologies in December 1995. Therefore, we have only a limited operating history upon which an evaluation of our business and prospects can be based. Our revenue and income potential is unproven, and as of yet, our business strategy has not been fully implemented. During the last four fiscal years, our revenue has been erratic, ranging from $152,985 in fiscal 2002 to $325,422 in fiscal 2003 to $383,722 in fiscal 2004 to $390,111 in fiscal 2005 to 406,168 in fiscal 2006. We cannot assure you that, in the future, we will experience revenue growth or ever become profitable on a quarterly or annual basis. Based on our historical results of operations and the development stage of our business, we believe that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Our working capital position makes our ability to continue as a going concern doubtful.

We had working capital of $98,668 at June 30, 2006 and working capital deficits of $135,913 at June 30, 2005, $198,097 at June 30, 2004, and $707,137 at June 30, 2003. Our ability to continue as a going concern is doubtful when our working capital deficit and our expectation that we may incur losses in future years are considered. Our auditors have included an explanatory note to U.S. readers, and our financial statements contain a note expressing substantial doubt regarding our ability to continue as a going concern. Our financial statements were prepared based on the assumption that we would continue as a going concern and do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate. If we are unable to successfully increase our revenues from our operations or to raise sufficient capital to fund our plan of operation, we may be unable to continue as a going concern and the value of our common shares would be materially adversely affected.

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

The smart card technology on which Cash Cards are based is evolving very rapidly; thus, the Cash Card industry has been and continues to be dynamic and ever-changing. Our SmartKit® systems are primarily designed for self-serve or unattended point-of-sale (UPOS) applications. Both Visa and MasterCard have modified their specifications to better accommodate UPOS applications and to allow for the wide diversity of UPOS devices. These modifications may require us to develop compatible systems or update existing systems to accommodate the VisaCash and Mondex/MasterCard platforms. New technology is being developed that is expected to greatly enhance the functionality and data management capabilities of Cash Cards and other smart card technologies. We must continue to enhance our terminals to keep pace with the market and advances in Cash Card technologies in order to remain competitive.

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

Our revenue is dependent, in large part, on significant contracts from a limited number of customers. During the fiscal year ended June 30, 2006, approximately 63% of our consolidated revenue was attributable to one customer, Cale Parking. During the fiscal year ended June 30, 2005, approximately 60% of our consolidated revenue was attributable to one customer. During the fiscal year ended June 30, 2004, approximately 63% of our consolidated revenue was attributable to three customers. We believe that revenue derived from current and future large customers will continue to represent a significant portion of our total revenue. If we are unable to continue to secure and maintain a sufficient number of large contracts, our business, operating results and financial condition will be materially adversely affected. Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions.

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

The trading prices of our common shares have been subject to wide fluctuations since trading of our shares commenced in March 1978. The market price of our shares has ranged between US $0.09 and US $ 0.70 on the Over-the-Counter Bulletin Board (the “OTCBB”) (December 1, 2003 to June 30, 2006). See “Description of our Business—Market Information”. There can be no assurance that the market price of our common shares will not significantly fluctuate from its current level. The market price of our common shares may be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many high-technology companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common shares. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has at times been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the U.S. Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on specified brokers-dealers who engage in specified transactions involving a “penny stock.” Subject to specific exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The market price of our shares has ranged between US $0.07 and US $1.30 on the OTCBB (September 30, 2002 to June 30, 2006); thus, our shares are deemed penny stock for these purposes. Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (which generally means an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks. These additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Item 4	Information on the Company

4.A	History and development of the company

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

We have one subsidiary, QI Systems International, Inc., a Texas corporation.

On December 15, 1999, our shareholders approved a forward split or subdivision of our common shares on a one (old) for two (new) common shares basis. All references to our common shares in this registration statement give effect to the forward split. Prior to July 1, 2006, we were a reporting issuer in Canada under the Securities Act (British Columbia) and the Securities Act (Alberta). Our common shares were publicly traded in Canada (from May 9, 1979 to July 16, 2004) on the TSXV Venture Exchange under the symbol “QII. U,” in the United States (since May 23, 2001) on the OTCBB under the symbol “QIIIF” until July 1, 2006 and since then as QIII; and in Germany (from March 23, 2000 to July 16, 2004) on the Berlin Stock Exchange under WKN# 865679. On May 29, 2001, the Canadian Venture Exchange was acquired by the Toronto Stock Exchange and changed its name to TSXV Venture Exchange.

Effective July 1, 2006, we changed our jurisdiction of incorporation, or domesticated, from the Province of British Columbia, Canada to the State of Delaware. In connection with the domestication, we incorporated in the State of Delaware on July 1, 2006 and are now a domestic reporting issuer organized under the laws of the State of Delaware.

We have not been subject to any bankruptcy, receivership or similar proceedings.

Our principal business office is located at 609 Cheek Sparger Road, Suite 300, Colleyville, Texas 76034, and our telephone number there is (817) 485-8111.

We had no material capital expenditures or divestures during the last three fiscal years. We have received no public takeover offers during the last or current fiscal year.

4.B	Business overview

Our personnel consist of engineers, technologists and marketing professionals specializing in smart card based micropayment systems. We design, manufacture and market hardware and software for electronic cash (Cash Cards), self-serve payment systems. See “Our Products” below. Cash Cards have data storage capabilities that allow secure storage and immediate transfer of verifiable financial credit from card to card. Consumers use the cards in place of coins and small bills to purchase goods and services from vending machines, copier machines, transit systems, laundromat machines and other machines that have Cash Card readers.

Our primary products are the QiWave™ Contactless Card reader and the SmartKit® Cash Card reader, both of which enable Cash Card payments to be accepted in a wide range of vending and self-serve machines. Our QiWave™ and SmartKit® Cash Card readers are fully developed products that support multiple Cash Card schemes. See “Our Products” below. In a Cash Card transaction, our readers validate the Cash Card, display the balance, deduct the amount of the transaction from the card, then display the remaining balance. We offer our QiWave™ and SmartKit® for factory installation in new equipment or in kits that can be installed in existing machines in the field. QiWave™ and SmartKit® consist of a custom computer and a custom smart card interface in a steel or plastic enclosure designed for quick installation in the vending machine. We have developed several variations of our readers, including a card acceptor, a user keypad and a back-lit liquid crystal display; a laundry system that allows Cash Card payment at individual machines in a laundry facility; and for newspaper vending machines.

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

QiWave™

QiWave™ is a contactless payment control system that allows contactless cash card payments to be accepted in a wide range of vending machines. It can be used in a variety of unattended point of sale applications, such as vending, laundry, parking, and in printers and copiers. It carries the same features of our SmartKit® with the added benefit of accepting the newer, more popular contactless cash cards.

QiWave™ fulfills the promise of the multi-application card.  QiWave™’s contactless solution increases transaction speed and convenience for the user, reduces or eliminates cash handling, reduces machine maintenance and extends card life by eliminating mechanical contact between the card and the reader.  It is a plug and play payment technology for vending, laundry, parking, printing and photocopying.  QiWave™’s technology can be adapted to be used in almost any unattended point of sale situation.  QiWave™ is completely flexible; it works with either the customer’s on-line system or as an off-line system using QI’s stored value electronic purse or it can be used in both environments.

SmartKit®

SmartKit® is a payment control system that allows Cash Card payments to be accepted in a wide range of vending machines. SmartKit® had been certified by VisaCash and Mondex/MasterCard, the principal bank card systems and proprietary Cash Card systems that use Cash Cards issued by a company, institution or organization. Both VisaCash and Mondex/MasterCard impose stringent testing requirements before a device is certified for use with their Cash Cards. The SmartKit® reader has been tested in markets throughout North America and Europe and works concurrently with multiple Cash Card schemes.

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

SmartKit® II

SmartKit® II was engineered specifically for vending machine applications and capitalizes on the modular design of our latest generation of Cash Card payment systems. The modular configuration of SmartKit® products enables us to offer cost-effective, flexible and scaleable Cash Card solutions for a greater number of markets. Features such as loyalty program capability are tailored to meet the requirements of individual clients, from original equipment manufacturers (“OEM”) to route operators.

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

QLink®

QLink® is a “palmtop” computer linking card-accepting devices (“CADs”), such as our SmartKit®, with host computers and/or data gathering systems without the need for telecommunications.

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

Our Product Deployment

Our core products were extensively deployed, tested and proven in the various pilots and programs with VisaCash and Mondex/MasterCard throughout North America and in some programs on other continents. In the past three years, product deployments have been predominantly to university campus and parking applications.

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

Proprietary System Platform Strategy

Examples of proprietary systems include laundry systems, newspaper vending systems, parking systems, university campus systems (for copiers, vending machines, printers, libraries, etc.), telephone card systems, tobacco dispensing systems, bulk water dispensing systems and other systems that accept smart card payments from cards issued by the organization. We have installed or have arrangements to install our products in a variety of proprietary system applications, including:

•	SmartCentric - university campus solutions
•	HID Corporation - supplement to their access control solutions providing contactless vending applications

•	Telus Communications Ltd. - Prison and university campus solutions in Canada
•	City of Fort Collins, Colorado - Ranch water systems
•	Cale Systems Inc. - Parking solutions in Canada, the United States and Sweden
•	Rothman’s Benson & Hedges - Tobacco programs in Canada
•	Aurora Bar Code - Bulk water systems in Canada
•	CardLogix - Parking systems in the United States
•	Touch Technology (TTI ) - Campus and mass transit solutions in Canada and the United States
•	Pepsi-Cola Canada - Vending and university campus systems in Canada
•	Pepsi - Venezuela - Vending and university campus systems in Venezuela
•	Coffee Solutions - Vending and university campus systems in Venezuela
•	USA Today - Vending and university campus systems in the United States
•	Coca Cola - Vending and university campus systems in Canada, the United States, Norway and England
•	Jayd, LLC - Pay and display parking, and revalue stations utilized in the United States
•	EFM - Smart business solutions to colleges and educational institutions in the United States
•	Lexis Parking Systems - Metered parking solutions in Canada and the United States

To date, we have installed over 3,500 QI Cash Card payment terminals in proprietary system applications in Canada, the United States, Venezuela, Norway and England.

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

Businesses in North America have been slower to adopt smart card technology because of the wide usage and existing infrastructure of magnetic stripe technology, the cost of deploying new technology and the lack of industry-wide standards for smart card operating systems. However, we believe that smart card technology is likely to achieve greater adoption in North America for several reasons, including:

•	The cost of producing smart card products, including microchips, cards, readers, writers and terminals, is declining continuously;
•	Smart card technology offers much more functionality and flexibility than the magnetic stripe credit/ debit card technologies that are currently popular in North America because:
o	magnetic stripe cards are simply ID badges with little or no security
o	smart cards store hundreds or thousands of times more information;
o	smart cards are more reliable;
o	smart cards are more secure;
o	smart cards are much more difficult or impossible to copy;
o	smart cards can be used for a wide variety of applications (payment methods, identification, security, authorized access, etc.);
o	smart cards can provide advanced security features including data processing and encryption; these features are simply not possible on magnetic stripe cards;
o	smart cards allow secure off-line transactions;
•	Operating system advances, such as JavaCard and Multos, have allowed multiple applications to be co-resident in the cards;
•	New technology such as the Internet and electronic commerce have increased the need for the added security and versatility smart cards provide; and
•	Several industry standards have been recently developed by such organizations as Europay, MasterCard and Visa.

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

Seasonality of Business

Our business is not impacted by seasonality factors.

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

Marketing Channels

We market our products in a variety of ways. Our primary focus is using direct sales conducted primarily by our Vice President of Sales and Business Development. We do receive leads as a direct result of our web pages on the internet. These leads are handled directly by an employee of the Company. We also use distributors and integrators to sell into specialized markets, such as municipal water departments or colleges and universities.

Recently, we have entered into several strategic partnerships with key companies to offer our products as part of their overall solution offering. Although our product may play a small part of the overall solution being sold, we believe that the volumes generated fro these strategic relationships will be significant.

We do not offer installment sales. Typically, we try to receive a deposit with each order.

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

The following items require the most significant judgment and involve complex estimation:

Going Concern

Our consolidated financial statements have been prepared with accounting principles generally accepted in the Canada applicable to a going concern. The use of such principles may not be appropriate because as at June 30, 2006, there was substantial doubt that we would be able to continue as a going concern because of our significant losses, working capital deficit and accumulated deficit. We based our decision to apply going concern principles, in part, on our management’s estimates that we would be able to raise capital and improve cash flows from operations to meet our capital requirements as they became due. Our financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses, balance sheet classifications that would be necessary if the going concern assumption were not applied.

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

Foreign Currency Transactions

The U.S. dollar is our reporting currency and the Canadian dollar is our functional currency. We conduct our operations primarily in Canada and maintain our bank accounts in Canadian and US dollars. Sales are predominately based in US Dollars but can also be issued in Canadian Dollars. Canadian sales, if invoiced in Canadian Dollars, are converted using the daily exchange rate. Current exchange rates are used to translate monetary assets and liabilities, and historical exchange rates are used for non-monetary assets and liabilities. We compute a foreign exchange gain or loss at each balance sheet date on all recorded foreign transactions that have not been settled. The difference between the exchange rate that could have been used to settle the transaction at the date it occurred (the invoice date), and the exchange rate at the balance sheet date, is the unrealized gain or loss recognized in current net income.

Accounts Receivable

We periodically review the collectibility of our accounts receivable balances. Where significant doubt exists with regard to the collection of a certain receivable balance, an allowance and charge to the income statement is recorded. Allowances for doubtful accounts are based on estimates of management. At June 30, 2006, we had $2,061 established as an allowance for doubtful accounts. If future events indicate collection issues, we may be required to record additional allowances for doubtful accounts.

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

5.A	Operating results

Years Ended June 30, 2006 Compared to Years Ended June 30, 2005 and 2004

Revenues during the twelve months ended June 30, 2006 were $406,168, derived from the sale of smart card systems and ancillary products to our client base, particularly within the parking industry. Sales of our products increased 4% above sales achieved in fiscal 2005 and 6% above sales achieved in 2004. We anticipate that our revenue will continue to be derived from sales to a few customers in fiscal 2007. In fiscal 2006, 63% of our sales were made to a single customer, compared to 2005 and 2004, when 60% and 63%, respectively, were attributable to a single customer. We anticipate that revenue will increase during fiscal 2007 as a result of new orders for our new QiWave™ product and as we continue our marketing efforts to existing customers and plan to pursue new customers and applications for our products.

Cost of sales during the 2006 period was $239,933, which represents 59% of sales, up from total cost of sales of $216,652, or 56% of sales, in fiscal 2005 and $75,320, or 20% of sales, in fiscal 2004. The increase in 2006 compared to 2005 and 2004 comes mainly from thorough inventory adjustments to account for obsolescence. Gross Margins in fiscal 2006 were $166,235, or 41% of sales in 2006, compared to 44% in 2005 and 80% in 2004.

Expenses are categorized as administration, development costs, investor relations, marketing, stock-based compensation, corporate finance, professional fees, bad debt, financing costs and interest and amortization.

Administration expenses were $848,958 in 2006, compared to $406,154 in 2005 and $419,060 in 2004. These 2006 expenses include the following three major expenses: salaries and benefits paid to administrative employees and managers of $491,405, foreign exchange costs of $107,792 and $73,743 of rent expense. The primary increases in 2006 over 2005 and 2004 are due to the hiring of a full time CFO/COO which was not in place in 2005, increased foreign exchange expenses due to increased activity between the US and Canada and rent expense attributed to the new headquarters located in Texas. Other expenses were slightly higher in 2006, compared to 2005, reflecting the increased business activity in fiscal 2006, compared to the fiscal years ended June 30, 2005 and 2004, respectively. We anticipate that most administrative expenses in fiscal 2007 will remain comparable with 2006 expenses.

During fiscal 2006, investor relations costs of $502,964 were incurred in association with services to support the Company’s stock compared to $42,313 and 240,606 in 2005 and 2004, respectively. The majority of this expense relates to an investors relations agreement entered into on May 25, 2005. This agreement required us to irrevocably issue 3,000,000 of our common shares, having a value of $435,000, to the investor relations firm. Relating to this agreement, $404,344 of expense was taken in fiscal 2006. At the end of fiscal 2006, we issued 1,030,000 common shares, valued at $246,000 for investor relations services to two unrelated arms-length investor relations firms. The value of the shares was recorded as a prepaid expense for the investors relations services, which we are recognizing over the term of the related contracts. The contracts expire on various dates through December 22, 2006. At June 30, 2006, we had expensed $19,110 as investor relations fees in connection with these contracts. Cash payments for services and support for our stock positions accounted for the remaining expense. Investor relations costs decreased $198,293 from fiscal 2004 to 2005 because we decreased our focus on investor relations in 2005. We expect investment relations expenses to be lower in fiscal 2007; however, we still intend to continue to support investor relations initiatives.

Development costs in fiscal 2006 were $174,439, the most significant portion of which is for salaries and benefits of $169,279 paid to employees involved in the development of our products. Development costs in 2005 were $269,997, compared to $284,190 in 2004, of which the most significant category of expense was for salaries and benefits paid to employees involved in the development of our products, which totalled $173,989. Development costs may increase in fiscal 2007 to accommodate our introduction of QiWave™ contactless readers and reload stations and the development of credit card acceptance technology in our devices.

Professional fees were $253,123 in fiscal 2006, compared to $65,102 in 2005 and $59,500 in 2004, which include audit and legal fees paid in connection with our regulatory obligations as a reporting issuer in United States, British Columbia and Alberta, trading in the OTCBB. However, the most significant expense in 2006 related to our change in domicile from British Columbia, Canada to the State of Delaware, United States. The expenses associated with the change in domicile were approximately $200,000. The Company expects to see a significant reduction in professional fees in 2007 now that the change of domicile has been completed, effective July 1, 2006.

5.B	Liquidity and capital resources

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

As of June 30, 2006, we had options to purchase 1,050,000 shares of common stock, with exercise prices ranging from $0.15 to $0.50, and warrants to purchase 14,225,803 shares of common stock, with exercise prices ranging from $0.25 to $0.40.

During the year ended June 30, 2006, we issued 966,665 common shares pursuant to the exercise of share purchase warrants at $0.20 per share for total proceeds of $193,333. In addition, one of our directors, who is also an officer, exercised 66,667 warrants at $0.20 and 145,454 warrants at $0.30 for a total of $56,970, which was applied to past due amounts owed to the director.

Also, during fiscal 2006, we issued 32,250 common shares pursuant to employee and director stock options at $0.15 for total proceeds of $4,838.

5.C	Research and development, patents and licenses, etc.

During the last several years, we have spent approximately $1.2 million on research and development efforts. We currently employ six employees who develop our technology. Our current research and development efforts focus on designing QiWave™ Cash Card systems that are compatible with multiple Cash Card platforms. We currently have projects involving security, identification, gaming and data transfer application under development.

We are currently undertaking the following research and development projects:

PROJECT	DESCRIPTION	STATUS
QiWave™	Cash card readers and reload machines employing contactless card technologies.	Ongoing
Hybrid Credit Card	Software development for QiWave™ and SmartKit® Hybrid Cash reader that will permit the use and storage of electronic cash cards in machines which were previously coin only..	Ongoing
Data Base Management/ Third Party Application Tools	Improve data base management functionality of our QiWave™ and SmartKit® readers and QLink® system	Ongoing
Functionality Improvement	Improve functionality and compatibility of our QI Wave® and SmartKit® Cash Card systems with OEM and other platforms	Ongoing

We closely monitor advancements in Cash Card technologies and undertake research and development efforts necessary to maintain the multi-platform compatibility of our QiWave™ and SmartKit® Cash Card systems.

5.D	Trend information

Smart Cards are plastic cards containing computer chips. Advances in technology allow these cards to become smaller, faster, cheaper, more reliable and more secure with each generation.

Recent advances in contactless technologies have created a unique opportunity for us to develop and deploy contactless smart card reader and reload machines to serve a variety of unattended point of sales machines. Our new QiWave™ technology will be targeted in the campus environments, multi-unit housing and other vending applications.

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

5.F	Tabular disclosure of contractual obligations

The following table lists, as of June 30, 2006, information with respect to our known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 - 5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations (1)	$127,030	$85,000	$42,030	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on our Balance Sheet under Canadian GAAP	Nil	Nil	Nil	Nil	Nil
Total	$127,030	$85,000	$42,030	Nil	Nil

(1) Operating lease obligations relate exclusively to the lease of office space.

5.G	Safe Harbor

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

Risk factors that could affect our future results are described under “Item 3.D, Key Information— Risk Factors” above.

Item 6	Directors, Senior Management and Employees

6.A	Directors and senior management

The following table sets forth the name, position, age and municipality of residence of directors and senior management as of November 30, 2006:

Name and Municipality of Residence	Business Activities Performed Outside the Company during the past five years	Position	Age

Steven R. Garman	President and Chief Executive Officer, QI Systems Inc. since June 30, 2003; Management Consultant with True Horizon Marketing Inc. since 2002; President and Chief Executive Officer, FS Holdings from 1998 to 2002.	President, Chief Executive Officer and Director	59

Robert I. McLean, Jr.	Chief Financial Officer and Chief Operating Officer since August 22, 2005; Executive Vice President of Business Development and Global Account Management for Teleplan International of the Netherlands from 2004 to 2005.	Chief Financial Officer and Chief Operating Officer and Director	49

Richard H. Murray	Sr. VP and GM Canadian Operations since September 2005; VP of Business Development July 2003 - September 2005; Director of Business Development 2001 - July 2003.	Sr. Vice President, General Manager of Canadian Operations and Director	59

Billy Gene Parker, Jr.	Owner and President, Mobil Contractor Inc., from 1985 to Present.	Director	51

William J. Reid	Software Development Project Manager for Edoc Systems Group Ltd. since 2002.	Director	34

Matthew G. Yugovich	Commercial Real Estate Developer.	Director	51

Alan D. Graves	President of Gemcore Communications Inc. since 1999; Senior Technical Consultant to QI since 1995.	Director	45

Members of our Board of Directors are elected by our shareholders. Unless the director's office is earlier vacated, each director elected will hold office until the conclusion of our next annual general meeting, or if no director is then elected, until a successor is elected.

Our Board of Directors meets periodically to review significant developments affecting us and to act on matters requiring Board approval. Although our Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of our Board of Directors is an Audit Committee. The Audit Committee of our Board of Directors currently consists of Matthew G. Yugovich, Alan D. Graves, William J. Reid and Steven R. Garman. See, “Item 6.C Board Practices,” below. This committee is directed to review the scope, cost and results of the independent audit of our books and records, the results of the annual audit with management and the internal auditors and the adequacy of our accounting, financial and operating controls; to recommend annually to our Board of Directors the selection of the independent auditors; to consider proposals made by our independent auditors; and to report to our Board of Directors, when so requested, on any accounting or financial matters.

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

 Robert I. McLean, Jr, Chief Financial Officer and Chief Operating Officer. Mr. McLean was formerly Executive Vice President of Business Development and Global Account Management for Teleplan International of the Netherlands, a $300M publicly traded technology company. Prior to his appointment as Vice President of Teleplan, Mr. McLean served as Treasurer of Teleplan’s American operations. Preceding this assignment, Mr. McLean held the position of Senior Vice President of Finance and Chief Financial Officer with PC Service Source of Dallas, Texas, a large publicly traded independent computer parts distributor. Earlier in Mr. McLean´s career he was Vice President - Planning and Business Development of Computer City, Inc., a $2B subsidiary of Radio Shack, Inc., and Director of Planning and Analysis for Compucom Systems, Inc. Mr. McLean has also served as an auditor for PriceWaterhouseCoopers. Mr. McLean has a Bachelor of Science - Accounting degree from Drexel University and a Masters of Business Administration and Finance degree from the University of Miami.

Richard Murray, Senior Vice President and General Manager of Canadian Operation. Mr. Murray has devoted his career to applications of computer technology in engineering and business. Since 1984, Mr. Murray has focused on developing and marketing innovative products to integrate card payment in self-serve equipment.

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

Executive compensation

During the fiscal year ended June 30, 2006, we had two named executive officers, namely Steven R. Garman, our President and Chief Executive Officer and Robert I. McLean Jr, our Chief Financial Officer.

The following table sets forth, for the periods indicated, the compensation of the named executive officers:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year (1)	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts
		Salary (US$)	Bonus (US$)	Other Annual Compen-sation ($)	Securities under Options/ SARs(2) Granted	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Steven R. Garman	2006	210,000	26,000	Nil	Nil	Nil	Nil	Nil
President and	2005	157,000 (3)	Nil	Nil	168,000	Nil	Nil	Nil
CEO	2004	120,000 (3)	36,000 (4)	Nil	Nil	Nil	Nil	Nil
Steven R. Crowell	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
former	2005	5,000	Nil	Nil	150,000	Nil	Nil	Nil
CFO (5)	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert I.	2006	130,532	Nil	Nil	Nil	60,750 (6)	Nil	Nil
McLean Jr.	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
CFO/COO	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Fiscal year ended June 30.

(2)	Stock appreciation rights. We have not granted any SARs.

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

(6)	Mr. McLean received 150,000 shares of restricted common stock of the Company as an incentive to join the Company.

Stock Options and Stock Appreciation Rights

During the year ended June 30, 2006, no stock options were granted.

During the year ended June 30, 2005, stock options for 368,000 shares of common stock were granted to the named executive officers. All the options were granted on December 31, 2004 and will expire December 31, 2009. The exercise price on the options is US$0.15. The options vest ratably over the ensuing four calendar quarters.

No share options were granted to or repriced on behalf of the named executive officers during the financial year ended June 30, 2004. No share options were exercised by the named executive officers during the financial year ended June 30, 2004.

The following table shows, as to the individuals named in the Summary Compensation Table above, information concerning stock options granted during the twelve months ended June 30, 2006.

Name and named executive officer and Principal Position	Year (1)	Number of Options Issued	Exercise Price	Expiration Date	Vested at June 30, 2006
Steven R. Garman	2006	Nil	Nil	Nil	Nil
President &	2005	168,000	US$0.15	December 31, 2009	168,000
Chief Executive Officer	2004	Nil	Nil	Nil	Nil
Steven R. Crowell	2006	Nil	Nil	Nil	Nil
former	2005	150,000	US$0.15	December 31, 2009	(2)
Chief Financial Officer	2004	Nil	Nil	Nil	Nil
Robert I. McLean Jr.	2006	Nil	Nil	Nil	Nil
Chief Financial Officer/	2005	Nil	Nil	Nil	Nil
Chief Operating Officer	2004	Nil	Nil	Nil	Nil

(1)	July 1 to June 30.

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

Further, if at the time of his termination, any amount is due and payable to him for services prior to April 1, 2005, Mr. Garman shall have the right to convert such amount into shares of our common stock at a rate of $0.12 per share.

On March 1, 2006, we entered into an Employment Agreement with Mr. McLean. Mr. McLean’s monthly salary under the Employment Agreement is $13,000. The base salary will increase by 10% when we attain audited annual revenues of $1,500,000, then by an additional 10% when we attain audited annual revenues of $5,000,000 and finally by an additional 10% when we attain audited annual revenues of $8,000,000. Mr. McLean could also receive annual bonuses of up to one and one-half times his annual salary if specified financing, revenue and profitability targets are achieved.

In the event that Mr. McLean’s employment is terminated for any reason, other than just cause, following a change in our control, his Employment Agreement stipulates that he will receive an amount equal to his annual compensation paid in a lump sum. Under such circumstances, Mr. McLean would also have the right to exercise any options, rights or warrants within 90 days of his termination.

Other than as disclosed above, there are no compensatory plans or arrangements, including payments to be received from us or our subsidiaries, with respect to our named executive officers.

The aggregate amount of compensation paid by us and our subsidiaries during the fiscal year ended June 30, 2006, to all officers and directors, as a group, for services in all capacities was $440,532.

No amounts have been set aside or accrued by us during fiscal 2006 to provide pension, retirement or similar benefits for our directors or executive officers pursuant to any plan provided for or contributed to by us.

Except as set out above and as discussed in “Stock Options and Stock Appreciation Rights,” we have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers.

Stock Options

As of June 30, 2006, there were options to purchase 1,050,000 shares of our common stock outstanding. The names and titles of our directors, executive officers, administrators, supervisors and management to whom outstanding stock options have been granted and the number of Common shares subject to such stock options, as at June 30, 2006, are set forth below.

Name	Number of Shares	Exercise Price Per Share	Expiry Date
Steven R. Garman	168,000	$0.15	December 31, 2009
Billy Gene Parker Jr.	50,000	$0.50	December 31, 2007
Billy Gene Parker Jr.	168,000	$0.15	December 31, 2009
William Reid	33,000	$0.15	December 31, 2009
Matthew Yugovich	50,000	$0.50	December 31, 2007
Matthew Yugovich	142,000	$0.15	December 31, 2009
Alan D. Graves	33,000	$0.15	December 31, 2009
Alan D. Graves	96,000	$0.50	December 31, 2007

6.C	Board practices

Set forth below are the names of our directors, their positions, the dates their current terms of office expire and the periods during which such persons have served as director:

Name	Position	Expiration of Term of Office	Period of Service
Steven R. Garman (1)	President, Chief Executive Officer and Director	(2)	Since June 2003
Richard Murray	Sr. Vice President, General Manager of Canadian Operations and Director	(2)	Since October 2005
Billy Gene Parker Jr	Director	(2)	Since November 2001
William J. Reid (1)	Director	(2)	Since June 2003
Matthew Yugovich (1)	Director	(2)	Since October 2002
Alan D. Graves (1)	Director	(2)	Since December 2002
Robert I. McLean Jr.	Chief Financial Officer and Chief Operating Officer and Director	(2)	Since August 2006

(1)	Member of the Audit Committee.
(2)	Term expires on the date of our next annual stockholders meeting.

There are no director’s service contracts which provide benefits upon the termination of employment.

Audit Committee

Set forth below are the names of the members of our Audit Committee:

•	Matthew G. Yugovich
•	Alan D. Graves
•	Steven R. Garman
•	William J. Reid

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

Our Audit Committee Charter provides that the Audit Committee has two primary objectives: The first is to advise the board of directors in its oversight responsibilities regarding:

•	the quality and integrity of our financial reports and information;
•	our compliance with legal and regulatory requirements;
•	the effectiveness of our internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;
•	the performance of our auditing, accounting and financial reporting functions;
•	the fairness of related party agreements and arrangements between us and related parties; and
•	the independent auditors' performance, qualifications and independence

The second primary objective of the Audit Committee is to prepare the reports required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

The members of the Audit Committee were not remunerated for their participation in this committee in the fiscal year ended June 30, 2006. We do not anticipate remunerating members of the Audit Committee in the year ending June 30, 2007 by means of director’s fees, although we may grant certain stock option awards to members of the Audit Committee in the current fiscal year and/or in subsequent periods.

6.D	Employees

We had the following number of employees at the end of each of the following fiscal years:

June 30, 2006	June 30, 2005	June 30, 2004
9 employees	8 employees	8 employees

We had 6 employees and 2 contractors located in Canada, and 3 employees and no contractors located in the United States at June 30, 2006. Three of our 10 employees and one contractor were involved in management and administrative functions; five employees and one contractor were engaged in research and development; and one employee was engaged in sales and marketing. All employees are full-time employees. Our contractors generally engage in software design, product assembly and prototype manufacturing. They are paid hourly and are called when work is available.

6.E	Share ownership

The following table sets forth as of November 30, 2006 information regarding the beneficial ownership of our common stock by each director and each executive officer named in the Summary Compensation Table appearing herein.

	Beneficial Ownership (1)
Name	Number of Shares(2)	Percent of Total
Steven R. Garman (3)(4)(5)	822,832	1.83%
Robert I. McLean Jr.	200,000	*
Richard H. Murray (4)(6)	1,348,800	3.00%
Matthew G. Yugovich (3)(4)(7)(8)	1,040,212	2.32%
Billy Gene Parker, Jr. (4)(9)	573,272	1.18%
William J. Reid (3)(4)(10)	112,400	*
Alan D. Graves (3)(4)(11)	250,081	*

* Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Options and warrants to purchase shares of common stock, which are currently exercisable or will become exercisable within 60 days of November 30, 2006 are deemed to be beneficially owned by the individual. Similarly, options and warrants to purchase shares of common stock, which are currently exercisable or will become exercisable within 60 days of November 30, 2006, are deemed to be outstanding for purposes of computing the percentage of the shares held by an individual but are not deemed outstanding for purposes of computing the percentage of any other person. Except as indicated otherwise in the footnotes below, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)	44,834,629 common shares were issued and outstanding as of November 20, 2006.

(3)	Denotes a member of the audit committee.

(4)
Includes with respect to each of the following individuals, the following number of shares subject to options that were vested as of or will vest within 60 days following November 30, 2006: Mr. Parker, 25,000; Mr. Yugovich, 142,000; Mr. Graves, 129,000; Mr. Reid, 33,000; Mr. Murray, 25,000; and Mr. Garman, 168,000.

(5)	Includes 460,244 shares registered in the name of Mrs. Jane Garman, wife of Mr. Garman.

(6)
Includes 150,000 shares subject to warrants held by Burrard Technologies Corp. that are exercisable as of or will be exercisable within 60 days following, November 30, 2006. Mr. Murray Currently serves as director for Burrard Technologies Corp.

(7)	Includes 337,727 shares held by Mrs. Carol Yugovich, wife of Mr. Yugovich. Mr. Yugovich expressly disclaims all beneficial ownership of these shares.

(8)
Includes 371,818 shares subject to warrants held by Mrs. Yugovich that were exercisable as of or will be exercisable within 60 days of November 30, 2006. Mr. Yugovich expressly disclaims all beneficial ownership of these warrants.

(9)	Includes 116,636 shares subject to warrants held by Mr. Parker that were exercisable as of or will be exercisable within 60 days following November 30, 2006.

(10)	Includes 41,800 shares held by Mrs. Dana Reid, wife of Mr. Reid.

(11)	Includes 121,081 shares registered in the name of Gemcore Communications, Inc., a corporation for which Mr. Graves currently serves as director.

A summary of outstanding options granted to the above individuals to purchase our common shares as at November 30, 2006 is set forth below:

Name	Number of Shares	Exercise Price Per Share	Expiry Date
Steven R. Garman	168,000	$0.15	December 31, 2009
Richard H. Murray	25,000	$0.15	December 31, 2009
Billy Gene Parker Jr	50,000	$0.50	December 31, 2007
Billy Gene Parker Jr	168,000	$0.15	December 31, 2009
Matthew G. Yugovich	50,000	$0.50	December 31, 2007
Matthew G. Yugovich	50,000	$0.15	December 31, 2009
Matthew G. Yugovich	7,000	$0.15	December 31, 2009
Alan D. Graves	33,000	$0.15	December 31, 2009
Alan D. Graves	96,000	$0.50	December 31, 2007
William J. Reid	33,000	$0.15	December 31, 2009

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

Effective July 1, 2006, we changed our jurisdiction of incorporation from the Province of British Columbia, Canada to the State of Delaware. In connection with our change of domicile, our Board of Directors determined that it was in our best interests and the best interests of our shareholders to discontinue the granting of options under our existing stock plan and to adopt a new 2005 Stock Plan that complied with U.S. federal and state tax and securities laws. Our Board of Directors adopted the Plan on November 4, 2005, and our stockholders approved the Plan on June 23, 2006. The Plan became effective on July 1, 2006, the date of our domestication. A total of 8,000,000 shares of our common stock have been reserved for issuance thereunder. A copy of our 2005 Stock Option Plan is contained in Amendment No.4 to our Form S-4 Registration Statement, filed with the Securities and Exchange Commission on May 24, 2006.

Equity Compensation Plan Information

The following table sets forth information related to our equity compensation plans as of November 30, 2006:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column)
Equity Compensation Plans approved by security holders	1,050,000 options	US $0.28	6,950,000
Equity Compensation Plans not approved by Security Holders	Nil	Nil	Nil
Total	1,050,000 options		6,950,000

Item 7	Major Shareholders and Related Party Transactions

7.A	Major shareholders

Share Ownership

The following table shows, as of November 30, 2006, the information known by us regarding shareholders that beneficially own more than 5% of our outstanding common shares:

Name of Shareholder	Number of Shares	Percent

Scott Sabins	3,150,300	7.0%
Dan Berry	4,048,000	9.0%

As far as we know, we are not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements that may result in a change of our control.

All of our shareholders have the same voting rights.

As of November 30, 2006, 44,834,629 common shares were held of record by 218 registered holders. Of those holders, 97 had registered addresses in the United States representing 94% of the shares outstanding and 116 had registered addresses in Canada representing 6% of the shares outstanding. We are aware that many of our common shares are held of record by brokers and other nominees. Accordingly, the above numbers are not necessarily representative of the actual number of persons who are beneficial owners of our common stock or the number of our common stock beneficially held by such persons.

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

In October 2005, we completed a common shares-for-debt conversion plan. Pursuant to this plan, Gemcore Communications Inc., a company controlled by Alan D. Graves, one of our Directors, received 40,081 of our common shares at the price of $0.32 to settle debt of $12,748 (Cdn$16,774).

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

During the years ended June 30, 2005, 2004 and 2003, we incurred fees charged by our directors and our officers and their related companies. These transactions were in the normal course of operations and are measured at the exchange amount which was the amount established and agreed to by the related parties and are as follows:

	Years ended June 30,
	2006	2005	2004
	$	$	$

Administration	368,185	253,142	155,867
Development costs	-	56,610	58,276
Financing costs and interests	-	45,313	-
Sales and marketing	118,882	-	-
	487,067	355,065	214,143

In May 25, 2005, we entered into an Investors Relations agreement with an arms-length party, Hobson, Lorenze, Bowersock and Associates, which required us to irrevocably issue 3,000,000 of our common shares, valued at $435,000, to the investor relations firm as follows:

•	1,500,000 shares within 5 days of the agreement date;
•	750,000 shares within 185 days of the agreement date; and
•	750,000 shares within 275 days of the agreement date.

For more information regarding this Investor Relations agreement, see “Share capital subscribed” ” in Note 7 of “Notes to Consolidated Financial Statements June 30, 2006.”

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

In March, 2006, we entered into an Employment Agreement with Robert I. McLean Jr. See “Termination of Employment, Change in Responsibilities and Employment Contracts” above.

During the year ended June 30, 2006, we issued 315,000 shares to a director pursuant to a private placement at $0.15 per share for proceeds of $11,000 and the settlement of $36,250 of amounts owing for 250,000 common shares delivered to an investor relations firm on our behalf. See Note 7 of “Notes to Consolidated Financial Statements June 30, 2006.”

During the year ended June 30, 2006, we issued 200,000 common shares valued at $72,750 to our officers as hiring incentives.

During the year ended June 30, 2006, we issued 26,000 shares to a director pursuant to the exercise of share purchase options for total proceeds of $3,900.

During the year ended June 30, 2006, we issued 445,454 common shares to one of our directors for total proceeds of $46,667 and the settlement of $56,970 of amounts owing to that director for unpaid management fees included in administration expense.

In the first quarter of 2006, we received $48,667 from the exercise of warrants to purchase 243,333 shares of our common stock at an exercise price of $0.20. In the second quarter 2006, we received an additional $158,000 from the exercise of warrants to purchase 789,999 of our common stock at an exercise price of $0.20.

In October, 2006, we completed a private placement Subscription Agreement under which certain parties purchased an aggregate of 4,641,667 units for a purchase price of $0.15 per share and a debt settlement of $36,250 to one of our directors. For more information regarding this agreement, see Note 12 of “Notes to Consolidated Financial Statements June 30, 2006.”

7.C	Interests of experts and counsel

Not applicable.

Item 8	Financial Information

8.A	Consolidated statements and other financial information

Financial statements, audited by our independent auditor and accompanied by an audit report, comprised of:

•	Consolidated Balance Sheets as at June 30, 2006 and 2005;
•	Consolidated Statements of Operations and Deficit for the Years Ended June 30, 2006, 2005 and 2004;
•	Consolidated Statements of Cash Flows for the Years Ended June 30, 2006, 2005 and 2004; and
•	Consolidated Statement of Stockholder’s Deficiency for the Period July 1, 2003 to June 30, 2006; and
•	Notes to Consolidated Financial Statements June 30, 2006.

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

Item 9	The Offer and Listing

9.A	Share capital

Not applicable.

9.B	Plan of distribution

Not applicable.

9.C	Markets

Our common shares traded on the TSXV Venture Exchange (the “TSXV”) under the symbol QII.U until we voluntarily delisted from the TSXV on July 16, 2004. The TSXV was previously known as the Canadian Venture Exchange (the “CDNX”) prior to its acquisition by the Toronto Stock Exchange on May 29, 2001. The CDNX was the result of the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange on November 29, 2001. Prior to the establishment of the CDNX, our common shares traded on the Vancouver Stock Exchange (the ‘VSE”). The VSE, CDNX and TSXV are collectively referred to herein as the “TSXV”. The following table sets out the price history of our common shares on TSXV and its relevant predecessors for the periods indicated:

TSXV Yearly Price History - Five most recent fiscal years

	Period	High	Low
Fiscal 2006	12 Month Period ended June 30, 2006	Nil	Nil
Fiscal 2005	12 Month Period ended June 30, 2005	Nil	Nil
Fiscal 2004	12 Month Period ended June 30, 2004	US$0.50	Cdn$0.09
Fiscal 2003	12 Month Period ended June 30, 2003	US$0.50	Cdn$0.06
Fiscal 2002	12 Month Period ended June 30, 2002	Cdn$0.90	Cdn$0.18
Fiscal 2001	12 Month Period ended June 30, 2001	Cdn$5.05	Cdn$0.80

TSXV Quarterly Price History - Two most recent fiscal years

	Period	High (US$)	Low (US$)
Fiscal 2006	Fourth Fiscal Quarter ended June 30, 2006	Nil	Nil
	Third Fiscal Quarter ended March 31, 2006	Nil	Nil
	Second Fiscal Quarter ended December 31, 2005	Nil	Nil
	First Fiscal Quarter ended September 30, 2005	Nil	Nil

Fiscal 2005	Fourth Fiscal Quarter ended June 30, 2005	Nil	Nil
	Third Fiscal Quarter ended March 31, 2005	Nil	Nil
	Second Fiscal Quarter ended December 31, 2004	Nil	Nil
	First Fiscal Quarter ended September 30, 2004	0.34	0.23

Fiscal 2004	Fourth Fiscal Quarter ended June 30, 2004	0.46	0.25
	Third Fiscal Quarter ended March 31, 2004	0.40	0.19
	Second Fiscal Quarter ended December 31, 2003	0.37	0.15
	First Fiscal Quarter ended September 30, 2003	0.50	0.09

TSXV Monthly Price History - Six most recent months prior to delisting

Period - 2004	High (US$)	Low (US$)
June	0.28	0.24
July -delisted on July 16, 2004	0.26	0.18
August	-	-
September	-	-
October	-	-
November	-	-
December	-	-
Our common shares began trading in U.S. dollars on July 30, 2001.

The following table sets out the price history of our common shares on the OTCBB from May 23, 2002, being the date our common shares commenced trading, and for the following periods indicated (in US dollars):

OTCBB Yearly Price History -Three most recent fiscal years

	Period	High (US$)	Low (US$)
Fiscal 2006	12 Month Period ended June 30, 2006	0.70	0.18
Fiscal 2005	12 Month Period ended June 30, 2005	0.42	0.11
Fiscal 2004	12 Month Period ended June 30, 2004	0.48	0.11
Fiscal 2003	12 Month Period ended June 30, 2003	0.45	0.07

OTCBB Quarterly Price History - Two most recent fiscal years

	Period	High (US$)	Low (US$)
Fiscal 2006	Fourth Fiscal Quarter ended June 30, 2006	0.34	0.18
	Third Fiscal Quarter ended March 31, 2006	0.45	0.24
	Second Fiscal Quarter ended December 31, 2005	0.41	0.18
	First Fiscal Quarter ended September 30, 2005	0.70	0.24

Fiscal 2005	Fourth Fiscal Quarter ended June 30, 2005	0.42	0.17
	Third Fiscal Quarter ended March 31, 2005	0.25	0.12
	Second Fiscal Quarter ended December 31, 2004	0.20	0.11
	First Fiscal Quarter ended September 30, 2004	0.27	0.12

Fiscal 2004	Fourth Fiscal Quarter ended June 30, 2004	0.46	0.25
	Third Fiscal Quarter ended March 31, 2004	0.42	0.18
	Second Fiscal Quarter ended December 31, 2003	0.41	0.16
	First Fiscal Quarter ended September 30, 2003	0.48	0.11

OTCBB Monthly Price History - Six most recent months

Period - 2006	High (US$)	Low (US$)
November	0.082	0.065
October	0.160	0.070
September	0.170	0.100
August	0.220	0.150
July	0.270	0.175
June	0.250	0.180

Our common shares began trading on the Berlin Stock Exchange on March 23, 2000. During the year ended June 30, 2004 we requested to the Berlin Stock Exchange to cease all trading of our shares in that exchange.

9.D	Selling shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the issue

Not applicable.

Item 10	Additional Information

10.A	Share capital

Not applicable.

10.B	Memorandum and articles of association

Effective July 1, 2006, the date of our change of jurisdiction from the Province of British Columbia, Canada to the State of Delaware, we are no longer governed by our former British Columbia Memorandum and Articles of Association. Instead, as a Delaware corporation, we now have a Certificate of Incorporation and Bylaws, both of which were attached as exhibits to our registration statement on Form S-8, filed with the Securities and Exchange Commission, on July 3, 2006 and incorporated by reference herein.

10.C	Material contracts

Following are summaries of material contracts, other than those entered into in the ordinary course of business, we entered into for a period of no less than the two years preceding the date of this document:

Contract	Description
Convertible Subordinated Capital Note Agreement with Scott and Kymberly Sabins dated September 5, 2006
We were loaned $150,000 by the Sabins. The subordinated loan has a term of five years, bears interest at 10% per annum and is convertible into shares of our common stock at a price of $0.07 per share. In addition, for each share of common stock issued, a warrant to purchase additional shares of our common stock will be issued at an exercise price of $0.20 per share for two years from the date the loan is converted.

Secured Demand Loan Agreement with Danny Berry dated August 31, 2006
We were loaned $100,000 by Mr. Berry. This loan is secured by our inventory, equipment, trademarks, trade names, contract rights and leasehold interests and is non-interest bearing. The agreement provides that if the loan is not repaid within 90 days, interest will accrue at a monthly rate of 2.5% of the principal unpaid balance. As a funding fee for the loan, we issued the shareholder 250,000 shares of our common stock.

Unsecured Loan Agreement with Danny Berry dated August 9, 2006
We were loaned $50,000 by Mr. Berry. This loan is unsecured and non-interest bearing. The agreement provides that if the loan is not repaid within 60 days, interest will accrue at a monthly rate of 2% of the principal unpaid balance. As a funding fee for the loan, we issued the shareholder 30,000 shares of our common stock.

Form of Private Placement Subscription Agreement completed October, 2006	In October, 2006, we completed a private placement Subscription Agreement under which certain parties purchased an aggregate of 2,408,873 units for a purchase price of US $0.07 per unit.
Form of Private Placement Subscription Agreement completed October, 2005	In October, 2005, we completed a private placement Subscription Agreement under which certain parties purchased an aggregate of 6,820,500 units for a purchase price of US $0.10 per unit.
Form of Private Placement Subscription Agreement completed October, 2005
In October, 2005, we completed a private placement Subscription Agreement under which certain parties purchased an aggregate of 4,641,667 units for a purchase price of US $0.15 per share and a debt settlement of $36,250 to one of our directors.

Investor Relations Agreement completed May, 2005	In May, 2005, we entered into an Investors Relations agreement with an arms-length party under which we agreed to issue 3,000,000 of our common shares having a value of $435,000 to specified parties.

10.D	Exchange controls

Effective, July 1, 2006, we changed our jurisdiction of incorporation from the Province of British Columbia, Canada to the State of Delaware. Because we are no longer a “foreign private issuer,” as that term is defined in Rule 3b-4, promulgated under the Securities Exchange Act of 1934, as amended, we feel that this Item 10.D is no longer applicable to us. Disclosures required under this Item 10.D, as applicable to us during the fiscal year ended June 30, 2006, are contained in Item 10.D of our Form 20-F, filed with the Securities and Exchange Commission on December 30, 2005.

10.E	Taxation

U.S. Federal Income Tax Consequences

Effective, July 1, 2006, we changed our jurisdiction of incorporation from the Province of British Columbia, Canada to the State of Delaware. Because we are no longer a “foreign private issuer,” as that term is defined in Rule 3b-4, promulgated under the Securities Exchange Act of 1934, as amended, we feel that this Item 10.E is no longer applicable to us. Disclosures required under this Item 10.E, as applicable to us during the fiscal year ended June 30, 2006, are contained in Item 10.E of our Form 20-F, filed with the Securities and Exchange Commission on December 30, 2005.

10.F	Dividends and paying agents

Not applicable.

10.G	Statement by experts

Not applicable.

10.H	Documents on display

Copies of material contracts herein described may be examined at our head office located at 609 Cheek Sparger Road, Suite 300, Colleyville, Texas 76034 during normal business hours. The documents referred to in this report can also be read the Securities and Exchange Commission public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

10.I	Subsidiary information

We have one active subsidiary, QI Systems International, Inc., a Texas corporation.

Item 11	Quantitative and Qualitative Disclosures About Market Risk

We do not believe we have any material exposure to interest or commodity risks. We do not own any derivative instruments, do not engage in any hedging transactions and do not have any outstanding long-term debt.

Item 12	Description of Securities Other Than Equity Securities

12.A	Debt securities

Not applicable.

12.B	Warrants and rights

Not applicable.

12.C	Other securities

Not applicable.

12.D	American depositary shares

Not applicable.

PART II

Item 13	Defaults, dividends arrearages and delinquencies.

Not applicable.

Item 14	Material modifications to the rights of security holders and use of proceeds

Effective July 1, 2006, we changed our jurisdiction of incorporation from the Province of British Columbia, Canada to the State of Delaware. At a special meeting of our stockholders, held on June 23, 2006, our stockholders approved our domestication and also approved our Delaware Certificate of Incorporation, our Bylaws and our 2005 Stock Plan. As a result of our domestication, a total of 42,095,756 shares of no par value common stock issued by us as a British Columbia corporation were converted into an equal number of shares of common stock, $.001 par value, issued by us as a Delaware corporation. Modifications to the rights of our stockholders resulting from our domestication are described in more detail in Amendment No.4 to our Registration Statement on Form S-4, file number 000-130594, filed with the Securities and Exchange Commission on May 24, 2006 at, “Particular Matters to be Acted Upon -- Proposal Number One -- Domestication to the State of Delaware -- Corporate Governance Differences.”

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

All of the members of the Audit Committee are financially literate and the Board has determined that Mr Steve Garman meets the requirements of an “audit committee financial expert” as defined by the SEC. Mr. Garman is not an “independent director” as defined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or Section 121B of the American Stock Exchange Company Guide related to audit committee requirements for listed companies. Mr. Garman received his Bachelor of Science Degree in Business Management and Administration from Indiana University’s Kelley School of Business in 1969. Mr. Garman has over 35 years of business experience in the international corporate environment and a diversified management background including senior executive positions in varied industries such as health care services, high tech medical devices, computer products, OEM manufacturing, and sports and recreation. He has held multi-million dollar P & L responsibility with Olympus America, Inc.

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

A copy of our Code of Ethics is filed as an exhibit to the 20-F for the year ended June 30, 2004, filed with the Securities and Exchange Commission on December 17, 2004. All interested investors may acquire a copy of our Code of Ethics free of charge by sending electronic mail to the attention of investor relations on our website at http://www.qisystems.ca.

There were no waivers to the Code of Ethics in the fiscal year ended June 30, 2006.

16.C	Principal Accountant Fees and Services

Amisano Hanson, Chartered Accountants, was our external auditor for the financial year ending June 30, 2006 and 2005 after being appointed on July 7, 2004.

The following table charts the external auditors’ fees for each of the financial years ending June 30, 2006 and June 30, 2005 by category:

	Years ended June 30		Total (1)
	2006	2005
Audit Fees:	Cdn$32,361	Cdn$29,755	Cdn$62,116
Audit Related Fees (2)	Nil	Nil	Nil
Tax Fees (3)	Cdn$775	Cdn$795	Cdn$1,570
All Other Fees (4)	Cdn$1,744	Nil	Cdn$1,744
Total	Cdn$34,880	Cdn$30,550	Cdn$65,430

(1)	Aggregate fees billed by the external auditor in each of the last two financial years.
(2)	Fees billed for assurances and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.
(3)	Aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning.
(4)	Aggregate fees for products and services provided other than the services reported under the three previous rows.

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

Any services provided by our independent auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the fiscal year ended June 30, 2006, none of the fees paid to Amisano Hanson, Chartered Accountants, were approved pursuant to the de minimus exception.

16.D	Exemptions from the Listing Standards for Audit Committees.

Not Applicable

16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

Item 17	Financial Statements

The Report and Consolidated Financial Statements for the years ended June 30, 2006, June 30, 2005 and June 30, 2004 are reported by Amisano Hanson, Chartered Accountants collectively referred to below as the Annual Statements. These Annual Statements were prepared in accordance with generally accepted accounting principles in Canada, which differ from general accepted accounting principles in the United States. See “Note 14 to the Consolidated Financial Statements June 30, 2006.”

The following financial statements and related schedules are included in this Item:

•	Report of Independent Registered Public Accounting Firm
•	Comments from Auditor for U.S. Readers of Canada-U.S. Reporting
•	Consolidated Balance Sheets as at June 30, 2006 and 2005;
•	Consolidated Statements of Operations and Deficit for the Years Ended June 30, 2006, 2005 and 2004;
•	Consolidated Statements of Cash Flows for the Years Ended June 30, 2006, 2005 and 2004;
•	Consolidated Statement of Stockholder’s Deficiency for the Period July 1, 2003 to June 30, 2006; and
•	Notes to the Consolidated Financial Statements June 30, 2006.

The financial statements and the notes thereto as required under Item 17 are attached hereto and are found immediately following the text of this annual report.

Item 18	Financial Statements

Not Applicable.

Item 19	Exhibits

Exhibit No.	Exhibit Description

1.1
Certificate of Incorporation of QI Systems Inc., filed as an exhibit to Form 8-A of QI Systems Inc., filed with the Securities and Exchange Commission, on July 3, 2006 and incorporated by reference herein.

1.2	Bylaws of QI Systems Inc., filed as an exhibit to Form 8-A of QI Systems Inc., filed with the Securities and Exchange Commission on July 3, 2006 and incorporated by reference herein.

4.1
Advertising and Promotional Service Agreement dated March 25, 2005 between QI Systems Inc. and Hobson, Lorenze, Bowersock and Associates, filed as an exhibit to our Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 22, 2005 and incorporated by reference herein.

4.2
Memorandum of Understanding dated May 26, 2005 between Richard H. Murray, QI Systems Inc. and Matthew Yugovich, filed as an exhibit to our Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 22, 2005 and incorporated by reference herein.

4.3
Employment Agreement between QI Systems Inc. and QI Systems International, Inc. and Steven R. Garman dated December 21, 2005, filed as an exhibit to our Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 22, 2005 and incorporated by reference herein.

4.4
Employment Agreement between QI Systems Inc. and QI Systems International, Inc. and Robert I. McLean Jr. dated March 1, 2006, filed as an exhibit to the Amendment No. 3 to our Registration Statement on Form S-4 filed with the Securities and Exchange Commission on May 23, 2006 and incorporated by reference herein.

4.5	Form of Subscription Agreement filed as an exhibit to the current report on Form 8-K, filed with the Securities and Exchange Commission on October 4, 2006 and incorporated by reference herein.

4.6	Form of Share Purchase Warrant filed as an exhibit to the current report on Form 8-K, filed with the Securities and Exchange Commission on October 4, 2006 and incorporated by reference herein.

4.7
Loan Agreement, dated August 4, 2006, by and between QI Systems Inc. and Danny Berry, filed as an exhibit to our quarterly report on Form 10-QSB filed with the Securities and Exchange Commission on November 20, 2006 and incorporated by reference herein.

4.8
Loan Agreement, dated August 31, 2006, by and between QI Systems Inc. and Danny Berry, filed as an exhibit to our quarterly report on Form 10-QSB filed with the Securities and Exchange Commission on November 20, 2006 and incorporated by reference herein.

4.9
Convertible Subordinated Capital Note, dated September 5, 2006, by and between QI Systems Inc. and Scott and Kymberly Sabins, filed as an exhibit to our quarterly report on Form 10-QSB filed with the Securities and Exchange Commission on November 20, 2006 and incorporated by reference herein.

11
Code of Ethics, filed as an exhibit to our annual report on From 20-F for the year ended June 30, 2004, filed with the Securities and Exchange Commission on December 17, 2004 and incorporated by reference herein.

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a).

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a).

13.1	Section 906 of the Sarbanes-Oxley Act of 2002 Certification of Principal Executive Officer.

13.2	Section 906 of the Sarbanes-Oxley Act of 2002 Certification of Principal Financial Officer.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QI SYSTEMS INC.

/s/ Steven R. Garman
Date: December 14, 2006	By:	Steven R. Garman, President and Chief Executive Officer

QI SYSTEMS INC.

Richmond, B.C.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006 and 2005

(Expressed in US dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON

CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
QI Systems Inc.

We have audited the consolidated balance sheets of QI Systems Inc. as at June 30, 2006 and 2005 and the consolidated statements of operations, cash flows and stockholders’ deficiency for each of the years in the three year period ended June 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2006 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
September 22, 2006, except for Note 12, which is as of October 3, 2006	Chartered Accountants

Comments by Auditor for US Readers on Canada-US Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has accumulated substantial losses since its inception and expects to incur further losses in the development of its business. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Our report to the shareholders dated September 22, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“AMISANO HANSON”
September 22, 2006, except for Note 12, which is as of October 3, 2006	Chartered Accountants

QI SYSTEMS INC.
CONSOLIDATED BALANCE SHEETS
As at June 30, 2006 and 2005
(Expressed in US Dollars)

	2006	Restated - Note 13 2005
	$	$
Assets

Current
Cash and cash equivalents	73,559	59,950
Receivables (net of allowance of $2,061; 2005: $Nil)	31,963	40,784
Share subscriptions receivable - Note 7	-	6,635
Prepaid expenses - Note 7	227,566	410,545
Inventory - Note 4	149,902	192,237
	482,990	710,151

Deposit	1,000	-

Equipment - Note 5	32,680	9,106
	516,670	719,257
Liabilities

Current
Payables and accruals - Notes 6 and 7	350,954	808,094
Shareholder loans - Note 6	2,575	21,392
Deposits received	20,059	16,578
Unearned revenue	10,734	-
	384,322	846,064
Shareholders’ Deficiency

Share capital - Notes 7 and 12	42,096	24,230
Share capital subscribed - Notes 7 and 12	-	692,333
Contributed surplus - Note 7	14,167,682	11,515,952
Deficit	(14,061,839)	(12,272,406)
Cumulative translation adjustment	(15,591)	(86,916)
	132,348	(126,807)
	516,670	719,257
Nature and Continuance of Operations - Note 1
Commitments and Contingencies - Notes 7, 11 and 12
Subsequent Events - Notes 7 and 12

Approved by the Directors:

“Steve Garman”	Director	“Matthew Yugovich”	Director
Steve Garman		Matthew Yugovich

QI SYSTEMS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended June 30, 2006, 2005 and 2004
(Expressed in US Dollars)

	2006	Restated - Note 13 2005	2004
	$	$	$

Revenue	406,168	390,111	383,722

Cost of goods sold	239,933	216,652	75,320
	166,235	173,459	308,402

Expenses
Administration - Note 6	848,958	406,154	419,060
Amortization	5,360	3,375	4,697
Bad debt (recovery)	2,687	(131)	13,887
Corporate finance	-	-	116,166
Development costs - Note 6	174,439	269,997	284,190
Financing costs and interest - Note 6 and 7	2,334	112,468	5,554
Investor relations - Note 7	502,964	42,313	240,606
Sales and marketing	162,235	221,683	207,782
Professional fees	253,123	65,102	59,500
Stock-based compensation - Note 7	58,342	111,536	203,169
	2,010,442	1,232,497	1,554,611

Operating loss	(1,844,207)	(1,059,038)	(1,246,209)
Interest income	4,098	-	-
Gain on settlement of debt	50,676	22,472	62,314
Net loss	(1,789,433)	(1,036,566)	(1,183,895)

Loss per share - basic and diluted - Note 10	(0.05)	(0.04)	(0.06)

QI SYSTEMS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended June 30, 2006, 2005 and 2004
(Expressed in US Dollars)

	2006	Restated - Note 13 2005	2004
	$	$	$
Cash Flows related to Operating Activities
Net loss for the year	(1,789,433)	(1,036,566)	(1,183,895)
Adjustments to reconcile net loss used in Operations
Stock-based compensation	58,342	111,536	203,169
Investor relations expense	423,454	42,313	-
Wages and benefits	72,750	-	-
Finance fee	-	45,313	-
Gain on settlement of debt	(50,676)	(22,472)	(62,314)
Amortization	5,360	3,375	4,697
Changes in non-cash working capital items
Receivables	15,456	(9,906)	5,327
Prepaid expenses	6,540	(6,675)	7,778
Inventory	42,335	26,352	(30,255)
Payables and accruals	(282,263)	191,540	115,866
Deposits received	3,481	299	16,279
Unearned revenue	10,734	-	-
	(1,483,920)	(654,891)	(923,348)

Cash Flows related to Investing Activity
Investment in capital assets	(28,934)	-	-

Cash Flows related to Financing Activities
Proceeds from (repayment of) shareholder loans	(15,707)	4,267	(90,559)
Proceeds from share issuances, net of issue costs	1,476,245	397,865	970,450
Proceeds from share capital subscribed	-	248,270	-
	1,460,538	650,402	879,891
Effect of foreign currency translation on cash	65,925	52,281	64,465
Net increase (decrease) in cash	13,609	47,792	21,008
Cash (cash deficiency), beginning	59,950	12,158	(8,850)
Cash and cash equivalents, ending	73,559	59,950	12,158

QI SYSTEMS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
For the years ended June 30, 2006, 2005 and 2004
(Expressed in US Dollars)

	2006	Restated - Note 13 2005	2004
	$	$	$
Cash and cash equivalents are comprised as follows:
Cash	54,461	59,950	12,158
Term deposits	19,098	-	-
	73,559	59,950	12,158

Supplementary cash flow information:
Cash paid for:
Interest	-	(909)	(1,849)

Non-cash Transactions - Note 15

QI SYSTEMS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
for the period July 1, 2004 to June 30, 2006
(Stated in US Dollars)

			Share		(Restated - Note 13)	Cumulative	Stockholders’
	Common Shares		Capital	Contributed	Accumulated	Translation	Equity
	Number	Par Value*	Subscribed	Surplus*	Deficit	Adjustment	(Deficiency)

Balance, June 30, 2003	16,363,501	$16,364	$-	$9,403,322	$(10,051,945)	$(57,707)	$(689,966)
Issued for cash pursuant to private placements	4,866,120	4,866	-	975,084	-	-	979,950
Subscriptions received	-	-	87,300	-	-	-	87,300
Exercise of warrants for cash	20,000	20	-	7,980	-	-	8,000
Issued in settlement for debt	1,176,977	1,177	-	412,164	-	-	413,341
Stock-based compensation	-	-	-	203,169	-	-	203,169
Foreign currency translation adjustment	-	-	-	-	-	(3,515)	(3,515)
Net loss	-	-	-	-	(1,183,895)	-	(1,183,895)

Balance, June 30, 2004	22,426,598	22,427	87,300	11,001,719	(11,235,840)	(61,222)	(185,616)
Issued for cash pursuant to private placements	1,760,455	1,760	(87,300)	385,540	-	-	300,000
Subscriptions received	-	-	714,363	-	-	-	714,363
Share issue costs	-	-	(22,030)	-	-	-	(22,030)
Exercise of warrants for cash	43,000	43	-	17,157	-	-	17,200
Stock-based compensation	-	-	-	111,536	-	-	111,536
Foreign currency translation adjustment	-	-	-	-	-	(25,694)	(25,694)
Net loss	-	-	-	-	(1,036,566)	-	(1,036,566)

Balance, June 30, 2005, as restated - Note 13	24,230,053	24,230	692,333	11,515,952	(12,272,406)	(86,916)	(126,807)

…/cont’d

Continued
QI SYSTEMS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
for the period July 1, 2004 to June 30, 2006
(Stated in US Dollars)

			Share		(Restated - Note 13)	Cumulative	Stockholders’
	Common Shares		Capital	Contributed	Accumulated	Translation	Equity
	Number	Par Value*	Subscribed	Surplus*	Deficit	Adjustment	(Deficiency)

Balance, June 30, 2005, as restated - Note 13	24,230,053	24,230	692,333	11,515,952	(12,272,406)	(86,916)	(126,807)
Issued pursuant to private placements
for cash	12,620,500	12,620	(270,300)	1,609,430	-	-	1,351,750
for settlement of debts	241,667	242	-	36,008	-	-	36,250
Issued pursuant to a debt settlement agreement	100,000	100	-	30,900	-	-	31,000
Issued for services	4,292,500	4,293	(444,063)	758,520	-	-	318,750
Share issue costs	150,000	150	22,030	(95,854)	-	-	(73,674)
Stock-based compensation	-	-	-	58,047	-	-	58,047
Exercise of options for cash	32,250	32	-	4,806	-	-	4,838
Exercise of warrants
for cash	966,665	967	-	192,366	-	-	193,333
for settlement of debts	212,121	212	-	56,757	-	-	56,969
Escrow shares cancelled	(750,000)	(750)	-	750	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	71,325	71,325
Net loss	-	-	-	-	(1,789,433)	-	(1,789,433)

Balance, June 30, 2006	42,095,756	$42,096	$-	$14,167,682	$(14,061,839)	$(15,591)	$132,348

*The par value of common shares has been retroactively restated to reflect a change from no par value to a par value of $0.001 effective July 1, 2006.

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
for the years ended June 30, 2006 and 2005
(Expressed in US Dollars)

Note 1	Nature and Continuance of Operations

QI Systems Inc. (“QI” or “the Company”) was incorporated in 1978 under the British Columbia Company Act and effective July 1, 2006, the Company changed its jurisdiction of incorporation to the State of Delaware, USA. The Company manufactures designs and sells readers that allow the use of cash-card payment systems for self-serve applications such as vending, gaming, laundromat machines, transit fare collection systems and newspaper vending machines.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At June 30, 2006, the Company had not yet achieved profitable operations, has working capital of $98,688 which may not be sufficient to sustain operations over the next twelve months and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

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

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 2	Significant Accounting Policies (continued)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Magnatron Inc. (inactive), incorporated under the laws of the State of Nevada and QI Systems International Inc., incorporated under the laws of the State of Texas. All inter-company transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents is comprised of cash and short-term deposits with original maturities of three months or less.

Amortization of Equipment

Equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Furniture and fixtures	- 20%
Computer equipment	- 30%

In the year of acquisition amortization is provided for at one-half the annual rate.

Inventories and Cost of Goods Sold

The Company records inventories at the lower of cost, calculated on a weighted average basis, and estimated net realizable value.

Cost of goods sold comprises materials, direct labour and direct overhead expenditures incurred in the production process.

Revenue Recognition

Revenues are derived primarily from equipment sales and non-recurring engineering fees. Revenue is recognized upon delivery of equipment and completion of non-recurring engineering work and collection is reasonably assured. Service, installation and contract revenue is recognized upon completion and acceptance and collection is reasonably assured. Revenue received in advance of being earned is recorded as unearned revenue.

Development Costs

Development costs include on-going research and development of the modular payment systems. Development costs are expensed as incurred unless they meet the criteria for deferral under Canadian generally accepted accounting principles.

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 2	Significant Accounting Policies (continued)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year. For the years ended June 30, 2006, 2005 and 2004, the inclusion of the Company’s stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and therefore are excluded from the computation.

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

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 2	Significant Accounting Policies (continued)

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

The fair value of the Company's cash, receivables, payables and accruals, shareholder loans and deposits approximates their carrying amount due to the relatively short periods to maturity of the instruments.

The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent losses. For other debts, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

The Company is exposed to fluctuations in foreign currencies through receivables and payables to be settled in Canadian dollars. The Company monitors this exposure, but had no hedge positions at June 30, 2006 or 2005. At June 30, 2006 the Company held net monetary liabilities of $118,183 (2005: $501,395) denominated in Canadian dollars.

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 4	Inventory

	2006	2005
	$	$

Raw materials	92,055	125,516
Finished goods	57,847	66,721
	149,902	192,237

Note 5	Equipment

	2006			2005
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
	$	$	$	$	$	$

Furniture and fixtures	34,563	21,135	13,428	22,268	19,315	2,953
Computer equipment	90,688	71,436	19,252	74,049	67,896	6,153
	125,251	92,571	32,680	96,317	87,211	9,106

Note 6	Related Party Transactions and Balances - Notes 7, 11 and 12

During the years ended June 30, 2006, 2005 and 2004, the Company incurred fees charged by directors and officers of the Company and their related companies. These transactions are in the normal course of operations and are measured at the exchange amount which was the amount established and agreed to by the related parties and are as follows:

	Years ended June 30,
	2006	2005	2004
	$	$	$

Administration	368,185	253,142	155,867
Development costs	-	56,610	58,276
Financing costs and interests	-	45,313	-
Sales and marketing	118,882	-	-
	487,067	355,065	214,143

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 6	Related Party Transactions and Balances - Notes 7, 11 and 12 (continued)

As at June 30, 2006, included in payables and accruals was $66,765 (2005: $372,514) due to directors and officers of the Company and former directors and officers of the Company relating to the above expenses. Included in shareholder loans is $Nil (2005: $2,494) due to a director of the Company. These loans are unsecured, non-interest bearing and have no specific repayment terms.

During the year ended June 30, 2006, the Company issued 315,000 shares to a director of the Company pursuant to a private placement at $0.15 per share for proceeds of $11,000 and the settlement of $36,250 of amounts owing for 250,000 common shares delivered to an investor relations firm on behalf of the Company (Note 7).

During the year ended June 30, 2006, the Company issued 200,000 common shares valued at $72,750 to officers of the Company as hiring incentives.

During the year ended June 30, 2006, the Company issued 26,000 shares to a director of the Company pursuant to the exercise of share purchase options for total proceeds of $3,900.

During the year ended June 30, 2006, the Company issued 445,454 common shares to directors of the Company for total proceeds of $46,667 and the settlement of $56,970 of amounts owing to a director of the Company for unpaid management fees included in administration expense.

During the year ended June 30, 2005, the Company issued 170,454 common shares at $0.22 per share for proceeds of $37,500 pursuant to a private placement to directors of the Company.

Note 7	Share Capital and Contributed Surplus - Notes 6 and 12

Authorized:

100,000,000 common shares, par value $0.001

Effective July 1, 2006, the Company amended its authorized share capital from 200,000,000 common shares without par value to 100,000,000 common shares with $0.001 par value. The par value of common shares has been retroactively restated to reflect the change from no par value to a par value of $0.001.

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 7	Share Capital and Contributed Surplus - Notes 6 and 12 (continued)

Shares Issued:

During the year ended June 30, 2006 the Company:

•
Completed a private placement of 6,820,500 units at $0.10 per unit for gross proceeds of $682,050. Each unit was comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.25 per share. The warrants expire on August 31, 2006. In connection with this placement the Company paid commission of $68,205 in cash and issued 150,000 common shares.

•
Completed a private placement of 4,641,667 units at $0.15 per unit for gross proceeds of $660,000 and a debt settlement of $36,250 owing to a director of the Company (Note 6). Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.30 per share. The warrants expire on August 31, 2007. In connection with the private placement the Company incurred share issuance costs of $10,000.

•	Issued 3,000,000 common shares of the Company, valued at $435,000, pursuant to an Investors Relations agreement with an arms-length party.

Pursuant to this agreement, two directors of the Company loaned the Company 750,000 free trading shares which were delivered to the investor relations firm on behalf of the Company for the following consideration:

•
Debt of $36,250 (included in accounts payable and accruals at June 30, 2005) for 250,000 common shares delivered to the investor relations firm by a director of the Company. This debt was settled by a private placement at $0.15 per unit (Note 6); and

•
500,000 common shares issued in return for 500,000 common shares delivered to the investor relations firm by a director and officer of the Company. In addition, the Company issued a further 312,500 common shares, valued at $45,313, to this officer as a financing fee.

•
Completed a private placement of 1,400,000 units at $0.20 per share for gross proceeds of $280,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.40 per share. The warrants expire on June 20, 2008.

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 7	Share Capital and Contributed Surplus - Note 12 (continued)

•
Issued 1,030,000 common shares, valued at $246,000 for investor relations services to two new arms-length investor relations firms. The value of the shares was recorded as a prepaid expense and the expense for those services is being recognized over the term of the related contracts, expiring at various dated to December 22, 2006. In this regard, at June 30, 2006 the Company has expensed $19,110 as investor relations fees.

•	Issued 200,000 common shares valued at $72,750 to employees of the Company as hiring incentives which were expensed when the shares were issued.

•
Issued 966,665 common shares pursuant to the exercise of share purchase warrants at $0.20 per share for total proceeds of $193,333. In addition, a director and officer of the Company exercised 66,667 warrants at $0.20 and 145,454 warrants at $0.30 for a total of $56,970 which was applied to past due amounts owed to the officer. The remaining 633,333 share purchase warrants exercisable at $0.20 per share expired unexercised.

•	Issued 32,250 common shares pursuant to employee and director stock options at $0.15 for total proceeds of $4,838.

•	Settled an outstanding payable balance for cash and 100,000 shares valued at $0.31 per share or $31,000.

During the year ended June 30, 2005 the Company:

•	Issued 396,819 common shares for proceeds of $87,300 pursuant to a private placement completed on April 1, 2004. The shares had been accounted for as share capital subscribed at June 30, 2004.

•
Completed a private placement for proceeds of $300,000. The placement consisted of 1,363,636 units at $0.22 per unit; each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.30 per share prior to November 17, 2006.

During the year ended June 30, 2004, the Company:

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

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 7	Share Capital and Contributed Surplus - Note 12 (continued)

•
Completed a private placement for proceeds of $217,250. The placement consisted of 869,000 units at $0.25 per unit; each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.35 prior to November 17, 2005.

•
Completed a private placement for proceeds of $512,700. The placement consisted of 2,727,273 units at $0.22 per unit; each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at 40.30 per share prior to April 1, 2006.

Commitments:

Share capital subscribed:

As at June 30, 2005, proceeds of $120,300 representing 1,203,000 shares at $0.10 per share had been received by the Company as subscription for a private placement to be completed during the year ended June 30, 2006. The Company paid $12,030 in share issuance costs related to these subscriptions.

As at June 30, 2005, proceeds of $150,000 representing 1,000,000 shares at $0.15 per share had been received by the Company as subscription for a private placement to be completed during the year ended June 30, 2006. The Company paid $10,000 in share issuance costs related to this private placement.

As at June 30, 2005, the Company had share subscriptions receivable of $6,635 with respect to 30,160 common shares issued to a director of the Company at $0.22 per share pursuant to a private placement. This subscription was paid during the year ended June 30, 2006.

As at June 30, 2005, the Company had recorded the commitment of 3,000,000 common shares valued at $435,000 pursuant to an investor relations agreement and 312,500 common shares valued at $45,313 to be issued as a financing fee in connection with this agreement. All of these shares were issued during the year ended June 30, 2006.

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 7	Share Capital and Contributed Surplus - Note 12 (continued)

Commitments: (continued)

Warrants

Share purchase warrants outstanding to acquire an equal number of common shares as of June 30, 2006 are as follows:

Number of	Exercise	Expiry
Warrants	Price	Date
6,820,500	$0.25	August 31, 2006	(1)
1,363,636	$0.30	November 17, 2006
4,641,667	$0.30	September 01, 2007
1,400,000	$0.40	June 20, 2008
14,225,803

(1) Subsequent to June 30, 2006, the Company extended the warrant exercise period to expire on October 30, 2006.

During the year ended June 30, 2006, 633,333 warrants with an exercise price of $0.20 per share expired; 2,581,819 warrants with an exercise price of $0.30 per share expired; and 869,000 warrants with an exercise price of $0.35 per share expired.

Escrow Shares

As at June 30, 2005, issued share capital included 750,000 shares held in escrow subject to release at the direction of the British Columbia Securities Commission. During the year ended June 30, 2006, these shares were cancelled in accordance with the share escrow agreement.

Stock Options

The Company issues stock options as approved by the board of directors to employees, consultants and directors. Options are issued at the average trading price of the 10 days preceding the grant date as a minimum and may be granted for periods of up to five years. The vesting schedule for each grant is determined by the board of directors. As at June 30, 2006 the total number of options approved for issue is 4,000,000, of which no more than 1,085,000 options may be granted to insiders.

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 7	Share Capital and Contributed Surplus - Note 12 (continued)

Commitments: (continued)

Stock Options (continued)

A summary of the status of the Company's stock option plan as of June 30, 2006 and 2005, and changes during the years ending on those dates, is presented below:

	2006			2005
	Number	Weighted Average		Number	Weighted Average
	of	Exercise Price		Of	Exercise Price
	Options	US$	CDN$	Options	US$	CDN$

Outstanding, beginning of year	1,780,500	0.43	0.53	1,298,000	0.83	1.11
Granted	-	-	-	879,500	0.15	0.18
Exercised	(32,250)	0.15	0.18	-	-	-
Expired	(167,000)	1.79	2.00	-	-	-
Forfeited	(531,250)	0.38	0.43	(397,000)	1.25	1.54
Outstanding, end of year	1,050,000	0.28	0.31	1,780,500	0.43	0.53

Options Outstanding				Options Exercisable
Exercise Price		Number Outstanding at June 30,	Weighted Average Remaining Contractual Life	Number Exercisable at June 30,
US$	CDN$	2006	(Years)	2006

0.15	0.17	666,000	3.51	666,000
0.50	0.56	384,000	1.50	384,000
		1,050,000	2.77	1,050,000

The options expire December 31, 2007 as to 384,000 options at $0.15 per share and December 31, 2009 as to 666,000 options at $0.50 per share.

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 7	Share Capital and Contributed Surplus - Note 12 (continued)

Commitments: (continued)

Stock Options (continued)

During the year ended June 30, 2006 the Company recognized the stock option benefit of $58,342 (2005: $111,536; 2004: $203,169) for the vesting of stock options, which were estimated using the Black Scholes Option Pricing Model using the following assumptions:

	2005	2004

Risk free rate	3.8%	4.06% - 4.20%
Dividend yield	0%	0%
Expected volatility	115%	69% - 703%
Weighted average expected stock option life	5 years	2 - 5 years

Note 8	Segmented Information

The Company operates in one business segment: the development, manufacture and installation of unattended smartcard applications.

Revenues by country are as follows:

	2006	2005	2004
	$	$	$

Canada	289,386	273,194	267,970
United States	116,782	116,917	115,752
	406,168	390,111	383,722

As at June 30, 2006, the net book value of capital assets are located in Canada and the United States are $7,180 and $25,500, respectively. As at June 30, 2005, all capital assets were located in Canada.

During the year ended June 30, 2006, one customer accounted for 63% of revenues.

During the year ended June 30, 2005, one customer accounted for 60% of revenues.

During the year ended June 30, 2004, one customer accounted for 63% of revenues.

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 9	Income Taxes

The Company has accumulated non-capital losses in Canada totalling approximately $8,582,000 and non-capital losses in the United States totalling $1,044,000 for income tax purposes, which may be deducted in the calculation of taxable income in future years. The losses expire as follows:

	Canada $	United States $

2007	1,122,000	-
2008	1,086,000	-
2009	1,367,000	-
2010	1,269,000	-
2011	922,000	-
2014	1,077,000	-
2015	823,000	-
2016	916,000	-
2025	-	162,000
2026		882,000
	8,582,000	1,044,000

In addition, the Company has incurred scientific research and experimental development expenditures (SR&ED) of approximately $2,200,000 for income tax purposes which may be carried forward indefinitely and deducted in the calculation of taxable income in future years.

The Company has also accumulated non-refundable investment tax credits of approximately $528,000 which may be applied against taxes payable in future years, and which expire at various dates commencing 2006.

These amounts are subject to review and revision by tax authorities and the potential tax benefit which may result from future application of the losses, SR&ED expenditures, non-refundable investment tax credits, and capital cost allowance is not reflected in these financial statements. The Company’s future tax assets and liabilities at enacted corporation tax rates are as follows:

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 9	Income Taxes (continued)

	2006	2005	2004
Canadian federal and provincial tax rates	34.12%	35.62%	35.62%
Unites States rate	15.00%	15.00%	-
Income tax recovery based on statutory rates:
Losses carried forward	$3,085,000	$2,523,000	$2,427,000
Scientific research and experimental development expenditures	762,000	797,000	767,000
Investment tax credit	528,000	514,000	468,000
Temporary differences related to equipment	57,000	-	-
Valuation allowance for future income tax assets	(4,432,000)	(3,834,000)	(3,662,000)
	$-	$-	$-

Management considers it more-likely-than-not that the amounts will not be utilized and, accordingly, a full valuation allowance has been applied.

Note 10	Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year of 37,236,666 shares (2005: 23,674,454 shares; 2004: 19,445,139 shares). Fully diluted per share amounts are not presented as the effect of outstanding options and warrants is anti-dilutive.

Note 11	Commitments and Contingencies - Notes 6

Obligations under the operating leases on office premises are:

$

2007	85,000
2008	25,618
2009	16,412
127,030

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 11	Commitments and Contingencies - Notes 6 (continued)

The Company signed an employment agreement dated December 19, 2005 with the president of the Company whereby the president will receive a salary of $17,500 per month plus $1,000 per month in benefits. In addition, the president is entitled to receive bonuses not to exceed 200% of his salary based on the achievement of certain financial targets. The term of the contract is indefinite.

The Company signed an employment agreement dated March 1, 2006 with an officer of the Company whereby the officer will receive a salary of $13,000 per month plus benefits. In addition, the officer is entitled to receive bonuses not to exceed 150% of his salary based on the achievement of certain financial targets. The term of the contract is indefinite.

A notice of claim has been filed in the Provincial Court of British Columbia against the Company whereby the claimant is claiming $25,000 in damages plus costs from misrepresentation. Management of the Company feels the claim is without merit and is unlikely to succeed.

Note 12	Subsequent Events - Note 7

By a loan agreement dated August 9, 2006, the Company was loaned $50,000 by a shareholder of the Company. This loan is unsecured and non-interest bearing. The agreement provides that if the loan is not repaid within 60 days, interest will accrue at a monthly rate of 2% of the principal unpaid balance. As a funding fee for the loan, the Company issued the shareholder 30,000 shares of the Company's common stock.

By an agreement dated August 31, 2006, the Company was loaned $100,000 by the above noted shareholder. This loan is secured and non-interest bearing. The loan is secured by the Company’s inventory, equipment, trademarks, trade names, contract rights and leasehold interests. The agreement provides that if the loan is not repaid within 90 days, interest will accrue at a monthly rate of 2.5% of the principal unpaid balance. As a funding fee for the loan, the Company issued the shareholder 250,000 shares of the Company's common stock.

By an agreement dated September 5, 2006, the Company was loaned $150,000 by a shareholder of the Company. The subordinated loan has a term of five years, bears interest at 10% per annum and is convertible into common stock of the Company at $0.07 per share. In addition, for each share of common stock issued, a warrant to purchase additional shares of common stock of the Company will be issued at an exercise price of $0.20 per share for two years from the date the loan is converted.

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 12	Subsequent Events - Note 7 (continued)

In August 2006, a director of the Company exercised 50,000 share purchase options at $0.15 per share for options outstanding at June 30, 2006 for total proceeds of $7,500.

On October 3, 2006 the Company completed a private placement of 2,408,873 units at $0.07 per unit for total proceeds of $168,621. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.20 per share until October 3, 2008.

Note 13	Prior Year’s Restatement

The financial statements for the year ended June 30, 2005 have been restated to reflect an adjustment to the amount recognized for stock based compensation for the vesting of options. Accordingly, stock based compensation expense, deficit and contributed surplus increased by $54,387 for the year ended June 30, 2005. The amount of the restatement did not change the amount reported for basic and diluted loss per share.

Note 14	Differences Between Generally Accepted Accounting Principles in Canada and the United States

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which differ in certain measurement respects with accounting principles generally accepted in the United States (US GAAP).

Had the Company followed US GAAP, the consolidated statement of shareholder's equity (deficiency) under US GAAP would have been reported as follows, after giving effect to the cumulative change in stock based compensation discussed below:

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 14	Differences Between Generally Accepted Accounting Principles in Canada and the United States (continued)

		Restated -
		Note 13
	2006	2005	2004
	$	$	$
Share Capital
Common shares	42,096	24,230	22,427
Additional paid-in capital	14,626,015	12,666,618	11,604,019
Deferred compensation expenses	-	-	(56,667)
	14,668,111	12,690,848	11,569,779

Accumulated other comprehensive loss	(15,591)	(86,916)	(61,222)

Accumulated Deficit
Balance, beginning of year	(12,718,653)	(11,682,087)	(10,499,235)
Loss for the year	(1,789,433)	(1,036,566)	(1,183,895)
	(14,508,056)	(12,718,653)	(11,683,130)
	(144,434)	(114,721)	(174,573)

Had the Company followed US GAAP, the consolidated statements of operations would be the same as under Canadian GAAP after giving effect to the change in stock-based compensation discussed below.

Had the Company followed US GAAP, it would have reported consolidated statements of comprehensive loss within the financial statements as follows:

		Restated -
		Note 13
	2006	2005	2004
	$	$	$
Loss for the year under Canadian and US GAAP	(1,789,433)	(1,036,566)	(1,183,895)
Foreign currency translation adjustment	71,325	(25,694)	(3,515)
Comprehensive loss under US GAAP	(1,718,108)	(1,062,260)	(1,187,410)
Loss per common share - basic and diluted
Canadian GAAP	(0.05)	(0.04)	(0.06)
US GAAP	(0.05)	(0.04)	(0.06)

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 14	Differences Between Generally Accepted Accounting Principles in Canada and the United States (continued)

Had the Company followed US GAAP, it would have reported consolidated statements of cash flows within the financial statements as follows:

		Restated -
		Note 13
	2006	2005	2004
	$	$	$

Cash flows from operating activities
Net loss for the year under US GAAP	(1,789,433)	(1,036,566)	(1,183,895)
Items not affecting cash
Stock-based compensation	58,342	111,536	203,169
Investor relations expense	423,454	42,313	-
Wages and benefits	72,750	-	-
Finance fee	-	45,313	-
Gain on settlement of debt	(50,676)	(22,472)	(62,314)
Amortization	5,360	3,375	4,697
Changes in non-cash working capital
Receivables	15,456	(9,906)	5,327
Prepaid expenses	6,540	(6,675)	7,778
Inventory	42,335	26,352	(30,255)
Payable and accruals	(282,263)	191,540	115,866
Deposits received	3,481	299	16,279
Unearned revenue	10,734	-	-

Operating activities under US GAAP	(1,483,920)	(654,891)	(923,348)

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

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 14	Differences Between Generally Accepted Accounting Principles in Canada and the United States (continued)

Stock-based Compensation (continued)

For fiscal years prior to June 30, 2003 under US GAAP, the Company used the intrinsic value method as described in APB 25, "Accounting for Stock Issued to Employees", to recognize compensation cost on options granted to directors and employees. Under this method, the difference between the market price of the stock on the date of the grant and the exercise price of the stock options is expensed as compensation cost over the period from the date of the grant to the date the option is first exercisable. For options issued to consultants, the Company adopted the fair value method of accounting for stock-based compensation. This requires the options to be valued on the date of grant using the Black-Scholes option pricing method as prescribed by FAS 123. Under Canadian GAAP, prior to June 30, 2002 the Company did not record this stock-based compensation.

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

Investing and financing activities that do not have an impact on current cash flows are excluded from the statements of cash flows.

During the year ended June 30, 2006, the company issued 1,030,000 shares valued at $246,000 for investor relation services.

During the year ended June 30, 2006 the Company issued 200,000 shares valued at $72,750 as compensation to its employees.

QI SYSTEMS INC.
Notes to the Consolidated Financial Statements
June 30, 2006 and 2005
(Expressed in US Dollars)

Note 15	Non-cash Transactions (continued)

During the year ended June 30, 2006, the Company issued 553,788 common shares of the Company as settlement of accounts payable totalling $124,220.

During the year ended June 30, 2005, the share capital subscribed includes $444,063 as consideration for investor relation services.

During the year ended June 30, 2004, the Company issued common shares of the Company as settlement of accounts payable totalling $413,341.

These transactions have been excluded from the statements of cash flows.